UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of  the
Securities Exchange Act of 1934

March 4, 2008
Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands
(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven – The Netherlands

This report contains the annual report of NXP B.V. (the “Company”) for the fiscal year 2007, as furnished to the holders of the Company’s debt securities. This report also contains a copy of the press release entitled “NXP Semiconductors Announces Fourth Quarter and Full Year 2007 Results” dated March 4, 2008.

Exhibits

1.	Annual report of NXP Semiconductors fiscal year 2007

2.	Press release, dated March 4, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 4th day of March 2008.

NXP B.V.

/s/ Frans van Houten
Frans van Houten
(President and Chief Executive Officer, Chairman of the Board of Management)

/s/ Peter van Bommel
Peter van Bommel
(Chief Financial Officer, Member of the Board of Management)

NXP Semiconductors

Annual Report 2007

founded by Philips

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash or raise sufficient capital to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers.

Contents

Except for any ongoing obligation to disclosure material information as required by the United States federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this document. In addition, this document contains information concerning the semiconductor industry, our market segments and business units generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us. If any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected.

Use of non-US GAAP information

In presenting and discussing the NXP Semiconductors Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s). A discussion of non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document in the chapter Reconciliation of non-US GAAP information.

Use of fair value measurements

In presenting the NXP Semiconductors Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to change over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Financial

all amounts in millions of euros unless otherwise stated

	PREDECESSOR				SUCCESSOR	COMBINED	SUCCESSOR
	For the year ended December 31,		For the period January 1, September 28,		For the period September 29, December 31,	For the year ended December 31,	For the year ended December 31,
	2005		2006		2006	2006	2007
Sales	4,766		3,770		1,190	4,960	4,629

Income (loss) from operations (IFO)	102		139		(779)	(640)	(575)
as a % of sales	2.1		3.7		(65.5)	(12.9)	(12.4)

Earnings before interest, tax and amortization (EBITA) (1)	132		111		(145)	(34)	(140)
as a % of sales	2.8		2.9		(12.2)	(0.7)	(3.0)

Adjusted EBITA (1)	281		255		(69)	324	212
as a % of sales	5.9		6.8		(5.8)	6.5	4.6

Earnings before interest, tax, depreciation and amortization (EBITDA) (1)	881		563		26	589	497
as a % of sales	18.5		14.9		2.2	11.9	10.7

Adjusted EBITDA (1)	1,030		707		214	921	749
as a % of sales	21.6		18.8		18.0	18.6	16.2

Net income (loss)	(101)		5		(616)	(611)	(495)

Cash flows before financing activities (1)	434		11		108	119	(126)

Business’ and Shareholder’s equity	1,126		1,977		3,685	3,685	3,072

Net debt : group equity ratio (1)	—	(2)	—	(2)	48:52	48:52	51:49

Employees at end of period	35,637		38,144		37,468	37,468	37,627

(1)          For a reconciliation to the most directly comparable US GAAP measures, see “Management discussion and analysis - Reconciliation of non-US GAAP information”.

(2)          Information on net debt and business’ equity of predecessor period is not meaningful.

Letter from the CEO

NXP Semiconductors Annual Report 2007

Dear Stakeholder,

I am pleased to present the second Annual Report of NXP Semiconductors.

In our first full year of operation as an independent company, we have rigorously executed our business strategy. We continued shaping the future of our company by pruning our business portfolio and focusing our R&D activities on our key battle areas. In addition we made several strategic acquisitions, strengthening our market leadership positions. This has been realized amid weak market conditions and a strengthening of the Euro versus the US Dollar.

NXP energetically and rapidly executed on its improvement roadmap, as set by the Business Renewal Program. We progressed well with the implementation of our asset-light strategy and have consistently performed in line with the guidance on sales that we have provided during the year.

Looking back at 2007: Accelerated Business Renewal

Part of the 2007 Management Agenda was the continuation of our Business Renewal Strategy. The main elements for 2007 were:

•  To sustain the development of a high-performance organization staffed by inspired, talented people

•  To further lower our breakeven point

•  To continue to strive for greater operational excellence

•  To achieve more effective use of our assets.

•  To outperform market growth in our key focus areas.

•  To tighten our business portfolio management and create stronger, more insightful value propositions.

Let me address the achievements of the year 2007 per element:

Sustaining the development of a high-performance organization staffed by inspired, talented people

In the course of 2007, we strengthened our leadership with new appointments in the Executive Management Team: Christos Lagomichos, previously of STMicroelectronics, to lead the Home business unit and Marc Cetto, previously of Texas Instruments, to lead the Mobile & Personal business unit. We invested significantly in upgrading core competences and extending the talent base at various layers of the organization.

Further lowering our breakeven point

While market conditions have been difficult across the semiconductor industry, NXP has executed and accelerated its business strategy and made strong progress in reducing the cost base of its operations. We exceeded cost savings of EUR 100 million on a run rate basis by the end of 2007, we are on track with the various restructuring projects in Crolles, Boeblingen, Nijmegen, Cabuyao and Eindhoven, and the IT disentanglement from Philips has been materially completed. The sizeable savings from these actions will have continued impact in 2008.

Continuing to strive for greater operational excellence

NXP’s drive for excellence is expressed in an on-going emphasis on effective manufacturing management leading to reduced costs, improved quality and higher levels of customer satisfaction. The manufacturing organization achieved an overall integral yield improvement of 2.2% compared to 2006. The weighted integral yield level reached an all-time high in December 2007.

Our on-going, successful Zero Defects Breakthrough Program continued to improve parts per million, complaint handling and the prevention of defective products from being shipped through improved design methodology, manufacturing quality and stringent testing procedures.

Additional Time-to-Market programs also helped speed up the introduction of competitive new products in line with the rhythm of our customers’ product creation schedules.

Achieving more effective use of our assets

Our continued asset-light strategy to manufacturing through partnerships not only reduces capital expenditure, but also enhances flexibility and Time-to-Market. It enables us to maintain more optimized loading in the fabs in spite of cyclical demands. We have delivered consistently on our asset-light strategy in 2007. In January 2007 we announced our exit from the Crolles2 Alliance, and the strengthening of our cooperation with TSMC to include advanced R&D in CMOS process technologies as well as a manufacturing partnership. The exit from the Crolles2 Alliance was completed by the end of 2007, at which time we also concluded the sale of our equipment at the Crolles facility. .We received payment of USD 129 million for the first tranche in December 2007 and a second payment is to follow in the middle of 2008. The closure of Boeblingen is on track to be completed in the 1st half of 2008. In September 2007, NXP pioneered the asset-light strategy in assembly and test by means of bringing our assembly & test facility in Suzhou (China) in a joint venture with ASE of Taiwan. Overall in our operations, we saw an improved utilization from 70% in the 4th quarter of last year to 84% in the 4th quarter of 2007. In addition, as part of the MOOI (More Out Of Installed base) program, we realized an increase of capacity in 2007 of about 6.4% in wafer fabs and 8.5% in assembly and test.

Outperforming market growth in our key focus areas

NXP continues to be an innovation powerhouse. We maintained investment in R&D throughout 2007 at the level of EUR 970 million, and continued to focus on our growth areas in cellular phones, personal entertainment, home electronics, automotive, identification and multi-market semiconductors. We were rewarded with new design wins, for example in the area of DTV with leading TV OEM brands. Two European car-makers designed-in our latest Flexray product, we had a rear seat Entertainment design-win with a major US car maker and a 3G design-win with Samsung, demonstrating the growing confidence of our key customers.

We are proud of our innovative products: the world’s first TD-SCDMA HSDPA/EDGE multi-mode mobile phone architecture as showcased with Samsung and T3G; the highly integrated, single-chip multimedia solution for ULC+ ; the new Slingmedia Slingcatcher Set-Top Box that we power; PNX5100, the world’s best-in-class video postprocessor IC for HD TV picture improvement ; our multi-standard digital terrestrial radio solution for high-quality analog and digital radio for in-car anywhere in the world and the GreenChip Power Chipset for highly efficient desktops and power supplies with 85% efficiency.

Tightening our business portfolio management and creating stronger, more insightful value propositions

Conscious of the need to raise effectiveness of our R&D investments as a means to accelerate sales growth, we have revamped our R&D programs for the next three years through our ‘Roadmapping for Leadership’ program. The objective is to focus our resources on clearly identified areas in terms of growth and profitability. In these areas we have started to accelerate the launch of ground-breaking products that optimally match the needs of our customers. As a consequence, NXP stepped up investments in 27 product areas, maintained current spending levels in 25, right-sized spending in 6, and reduced R&D investments in 12 product areas. With these moves we have shifted  more than EUR 100 million R&D investments to more promising areas.

To further strengthen our product portfolio, we have acquired the Cellular Communications business of Silicon Laboratories, Sharp’s BlueStreak ARM-based microcontroller business and Glonav. These acquisitions were active steps towards extending our leading edge in technologies and building market leadership positions in our key battle areas. These were very well received by our customers and we were already able to record the first additional design wins in the second half of 2007.

In line with our ambition to focus, we divested our Cordless & VoIP Terminal operations to DSP Group.

Financial performance in 2007

Full year 2007 sales totaled EUR 4,629 million, compared to EUR 4,960 million in 2006, representing a comparable increase of 1.4%. In 2007 we saw strong growth in the Mobile & Personal (13.8%) and Automotive & Identification (8.8%) business units, while MultiMarket Semiconductors (-0.7%) was performing more or less in line with the market. Home was strongly affected by the fast deterioration of analog CRT TV (-20.4%).

Full year Adjusted EBITA amounted to EUR 212 million compared to EUR 324 million in 2006, bringing our EBITA margin from 6.5% in 2006 to 4.6% in 2007. Full year Adjusted EBITDA for the year was EUR 749 million (16.2%).

Our performance in 2007 took place against a backdrop of the Euro strengthening against the US Dollar. Currency movements had a negative effect of 5.8% on our sales figures compared to last year. From an operational point of view we are long in US dollars as more of our sales, rather than costs, are dollar related. As a consequence our operational performance is strongly challenged by the weakening dollar. The closure of Boeblingen and the exit from the Crolles2 Alliance will help to partially mitigate this currency exposure, as will the focus on increased outsourcing through our asset-light strategy. We have chosen a capital structure where our debt is largely denominated in dollars to provide a partial hedge. The impact is visible in the income statement under Financial Income and Expenses. Starting 2008, we will switch our reporting currency to US dollars in order to be more aligned with the semiconductor market.

Management Agenda 2008

Our strategy of a highly focused approach to create leadership positions in specific attractive key markets, together with the effects of an accelerated Business Renewal Program implementation is paying off. Despite the setback of a weak semiconductor market and the weak US dollar, we believe we are on track. We will carry our plan forward assertively as we accelerate growth and transform into an agile lean company.

To achieve our longer term aspirations, our management agenda for 2008 focuses on:

Strengthening the operations:

•                  Raise the high performance culture and talent base

•                  Exceed the EUR 250 million of cost savings on a run rate basis by the end of 2008

•                  Drive operational excellence in all processes

Pursuing profitable growth:

•                  Execute the Roadmapping for Leadership products and introduce value added products to gain share of wallet with key customers

•                  Improve gross margins of our products

•                  Grow sales and market share

Preparing for strategic and transformational moves:

•                  Prepare for M&A transactions: NXP intends as mentioned before to play an active role in the industry consolidation.

We are taking swift action to execute on our strategy. The signing of the Memorandum of Understanding to combine our can tuner modules operations with Thomson in a joint venture in February of 2008 is again an example of this approach. By combining these operations, NXP and Thomson create a business that has the scale and focus to be a long-term winner in the can tuner modules market.

Thank you

As an increasingly close-knit, committed team, we look forward to taking our company to new levels of performance, by taking on the challenges and enjoying the rewards that arise from the opportunities we create and realize for ourselves.

I’d like to offer sincere thanks to all employees of NXP for their engagement and dedication, and to all of our partners and other stakeholders for their support. Above all, I would like to express my thanks to our customers, with the wish for our continued excellent collaboration and shared successes in the future.

Frans van Houten

President and CEO NXP Semiconductors

Information on the NXP Group

Structure

NXP B.V. (the ‘Company’ or ‘NXP’) is the parent company of the NXP Group (the ‘NXP Group’ or the ‘Group’). The NXP Group in its current form was established on September 29, 2006, when Koninklijke Philips Electronics N.V. (‘Philips’) sold 80.1% of its semiconductors businesses to a consortium of private equity investors in a multi-step transaction. In order to carry out this transaction, Philips transferred 100% of these businesses to NXP on September 28, 2006. All of our issued and outstanding shares were then acquired on September 29, 2006 by KASLION Acquisition B.V., which was formed as an acquisition vehicle by the private equity consortium and Philips.

Under the chairmanship of the CEO, the Board of Management is entrusted with the general management of the Company, including setting its strategy and policies.  The Board of Management, whose members are appointed and dismissed by the General Meeting of Shareholders upon proposal by the Supervisory Board, and which is embedded in NXP’s Executive Management Team (‘EMT’), is accountable to our Supervisory Board and to our general meeting of shareholders. The EMT is responsible for the deployment of the Company’s strategy and policies and the achievement of its objectives and results, ensuring business matters and practices are shared across our business. Major decisions of the Board of Management require the approval of the Supervisory Board, including decisions relating to the Company’s operational and financial objectives and the strategies it uses to achieve those objectives.

Effective January 1, 2008, the Company implemented a revised corporate governance structure. In order to simplify and increase the efficiency, the Board of Management and EMT are effectively co-joined into one management layer. The EMT is the executive management layer where the organization matrix comes together, where the Business Units, the core processes and the support functions act as one team together to lead our Company. In the new set up, some members of the EMT continue to carry - next to their normal EMT duties - the responsibility as formal Board members with fiduciary duties as per Dutch company law.

This Annual Report contains:

•        the consolidated financial statements of NXP B.V. based on US GAAP,

•        the consolidated financial statements of NXP B.V. based on IFRS as endorsed by the E.U., and

•        the statutory financial statements of NXP B.V., using IFRS accounting principles as endorsed by the E.U. in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Business overview

The NXP Group is one of the world’s largest semiconductor companies. With total sales of approximately EUR 4.6 billion in 2007, it ranks among the world’s top ten semiconductor providers and among the top three suppliers of application-specific semiconductors. With over 50 years of operating history, we are also one of the longest established companies in our industry. Our business targets the home electronics, mobile communications, personal entertainment, and automotive and identification application markets. Within these markets, we provide a diversified range of application-specific semiconductors, including system solutions, and semiconductor components. We also have a strong multi-market products business, which provides our customers with general purpose semiconductor components, including transistors and diodes, general purpose logic and power discretes as well as an array of application specific standard products.

Strategy

Our vision is to be a leading semiconductor supplier in a world where consumers connect to information, entertainment and services through electronic devices containing our system solutions.  We aspire to be industry leaders in the markets for our Mobile & Personal, Home, Automotive & Identification and MultiMarket Semiconductors business units, and to continue to grow revenue, profitability and cash flow.  In order to meet these goals, we have adopted the strategies described below:

•        Build on our market leadership positions.

We believe that our market leadership positions, extensive patent portfolio and strong research and development organization provide us with a strong foundation from which to gain additional market share in our targeted markets. We intend to build on this foundation by continuing to invest in our product portfolio, with a focus on innovations in more profitable and faster growing segments. We look to exploit our strengths in connected consumer markets, particularly in home, personal entertainment and mobile communication and in automotive and identification applications. We aim to extend our competitive advantage by offering differentiated system solutions that leverage our broad range of competencies. We believe that industry consolidation will take place in the coming years and we intend to play an active role in this process using strict criteria for return on investment and financial discipline.

•        Deepen the relationships with our key customers.

We intend to increase our share of the semiconductors demand of our customers, with a particular focus on our top 50 customers. To realize this objective, we deploy our sales and marketing resources to target and support these top customers effectively. We have created dedicated account teams that work across regions in order to better accommodate our customers’ increasing geographical diversity. We seek to deepen our customer relationships by continuing to provide high value system solutions and by increasing the amount of design work that we conduct jointly with our customers.

•        Improve operational excellence.

Our Business Renewal Program is a comprehensive multi-year performance improvement program intended to drive revenue growth and increase profitability.  As part of this program, we look to reduce costs in manufacturing, selling, general and administrative activities, increase our effectiveness in research and development, and improve our organizational efficiency, manufacturing and supply chain performance, time-to-market of new products, product quality, customer service and attain market leadership positions in our product portfolio.

•        Extend our asset-light manufacturing strategy.

We continue to pursue our asset-light manufacturing strategy.  Over the next years, we expect to significantly increase the portion of our semiconductor wafer production that is outsourced.  For assembly and test processes, we expect to maintain a major part internally, as we believe that our in-house facilities are highly competitive in terms of quality and cost.  We believe that our asset-light strategy will further reduce the fixed component of our cost structure, increase our return on invested capital and improve our operational flexibility throughout the industry cycle, while also ensuring our continued access to world-class manufacturing capacity and leading-edge process technology.

Business activities

The products sold by our four business units encompass two categories. The first category consists of highly differentiated application-specific semiconductors and system solutions. Our Mobile & Personal, Home and Automotive & Identification business units primarily sell products in this category. The profitability of these products depends to a significant degree on our ability to innovate and develop new technologies and customer solutions.

The second of our product categories consists of standard products, which are devices that can be incorporated in many different types of electronic equipment and which are typically sold to a wide variety of customers, both directly and through distributors. Our MultiMarket Semiconductors business unit carries a large range of standard products and application specific standard products, the profitability of which is driven by manufacturing cost, supply chain efficiency and continuous improvement of manufacturing processes.

Across our business units, we leverage both our knowledge of the consumer and our technical expertise in the areas of audio, video, radio frequency communications, power management and security technologies to create and deliver semiconductor solutions for the connected consumer.

Business Units

Mobile & Personal

Our Mobile & Personal business unit provides application-specific semiconductors, selected components and complete system solutions applied in mobile and portable devices, such as cellular handsets and portable media players.

We have a leading position in cellular system solutions, especially for EDGE, TD-SCDMA (Chinese 3G technology) and UMA (Unlicensed Mobile Access), a world-class RF CMOS, baseband, power management and system integration expertise. We recently announced a major technological innovation in the transition from 3G to 4G, bringing Software Defined Radio (SDR) technology into mobile handsets with the use of Embedded Vector Processing (EVP).

Our stand-alone and combination products are based on Bluetooth, FM radio, USB, UWB and Nexperia. Multimedia solutions for audio and video for cellular phones and cellular accessories are also part of our strategic focus on the devices and technologies that we expect to gain increasing importance as voice and multimedia capabilities converge in the mobile market.

In March 2007 we acquired the Cellular Communications business of Silicon Laboratories Inc. to strengthen our position in RF and monolithic cellular system solutions, and in September 2007 we sold our Cordless & VoIP Terminal operations to the DSP Group, Inc. (DSPG). We obtained approximately 13% shareholding in DSPG, following the divestment.

The convergence of cellular handsets and portable entertainment devices is creating demand for solutions enabling the delivery of multimedia content over wireless networks.  As a result, multimedia handsets incorporate increasing functionality, including application processing, video processing, wireless connectivity, and other technologies.

Our revenue and operating results are affected by seasonality, with sales historically strongest in the second half of the year. The seasonality of our sales reflects the demand fluctuations of products such as wireless and consumer electronics that have stronger sales later in the year as manufacturers prepare for the holiday selling season.

Our key customers in Mobile & Personal include Apple, Nokia, Samsung, Sony Ericsson and VTech.

Home

Our Home business unit provides system solutions for Analog TV (ATV), Digital TV (DTV), Set-top boxes (STB) and PC-TV application markets, as well as related semiconductor components for a broad range of consumer products.

The DTV semiconductor market in particular is expected to grow significantly as a result of further product integration and expanding digital TV market. Our total system solutions for the DTV application market positions us well to benefit from this growth. Part of the growth in the digital markets is driven by government mandates requiring the inclusion of a digital tuner in every new television, e.g. the 2005 FCC tuner mandate in the United States.

The ATV semiconductor market is expected to decline further, and we expect to maintain our leading market position.

Our industry is largely focused on the consumer products market. Typically we experience seasonally higher sales in the second half of the year, in line with the higher demand for consumer products experienced by our customers during that time.

Our key customers in Home include LG Electronics, Sony, Sharp, Philips and Dell.

Automotive & Identification

The Automotive & Identification business unit provides system solutions and semiconductor components for the automotive and identification application markets.

Our automotive business focuses on the markets for Car Entertainment and Safety & Comfort. These markets have grown consistently and at a higher rate over the recent years than the overall semiconductor market, despite relatively slow growth in the sales of automobiles. This is due to the increasing prevalence of semiconductor devices within vehicles, which in turn has been the result of the further integration of consumer electronics in cars, an increasing focus on consumer safety and comfort and the replacement of mechanical devices with semiconductors.

The emergence of more integrated, “smart” safety and security systems, which utilize combinations of sensors, in-vehicle networks, micro controllers and power management components, favor a broad automotive portfolio such as the product lines we currently maintain.

We believe that significant barriers to enter in the automobile market, such as long product lifecycles and zero-defect requirements of automotive manufacturers, give us a competitive advantage. Governmental regulations like car safety obligations (such as tire pressure monitoring in the US) and new governmental road tolling developments have positive effects on our business as this requires increasingly advanced products.

In the above applications and segments we are working closely with the leading automotive first-tier suppliers and selected OEMs to further strengthen our leading positions in applications for car radio, car access & immobilizers and in-vehicle networking.

Our identification business plays an important role in creating the markets for Radio Frequency Identification (RFID), eGovernment and Near-Field Communication (NFC) technologies. The primary factors driving growth are new governmental requirements for secure identity documents, the increasing prevalence of cashless transactions and more sophisticated supply chain management models.

In 2007 we introduced our second generation RFID tags, which were well received in the market, and in NFC we changed to the single wire protocol.

Our MIFARE automatic fare collection products are used in a growing number of cities around the world. In September 2007, we formed the Moversa joint venture together with Sony to combine the Felica and Mifare standards in one chip, allowing electronic access to payment and other functionality across the world.

We focus on sophisticated and high-margin areas of the identification market, allowing differentiation in contactless performance, security and packaging. In smart cards, we have elected not to participate in the largely commoditized segments of the SIM and banking card market, but have emphasized instead the high-security, higher value-added segments.

Our key customers in Automotive & Identification include Bosch, Bundesdruckerei, Continental (including former Siemens VDO), Gemalto, G&D, Oberthur Card Systems, Smartrac, Sony and Visteon.

MultiMarket Semiconductors

Our MultiMarket Semiconductors business unit supplies a broad range of standard products and a wide range of application-specific standard products. The standard product offering includes small signal diodes, medium power rectifiers and protection devices, BISS and RET transistors, complex discretes and ESD protection devices, Bipolar power transistors, diodes, triacs and MOSFETs and General Purpose logic devices.

Differentiation in the market for standard products is achieved through portfolio, product performance, availability, customer service and costs.

MultiMarket Semiconductors also has a wide range of application-specific standard products including 8 and 32 bit microcontrollers, ARM and 8051 based, radio frequency devices for power, satellite tuners and Cable television, analog-to-digital and digital-to-analog data converters for mid and high end applications, power management devices for lighting and power control and interface products, clocks, watches and graphic devices.

The business unit has its own manufacturing and assembly & test sites. Integrated circuit components marketed and sold by MultiMarket Semiconductors are produced within the IC Manufacturing Operations business.

MultiMarket Semiconductors includes Jilin NXP Semiconductor Ltd. (JNS), a joint venture based in China which we operate jointly with Jilin Sino-Microelectronics Co. Ltd. We currently hold a 60% ownership interest in JNS. JNS was founded in 2003 and manufactures bipolar discrete power products.

Our revenue and operating results are affected by seasonality, with sales historically strongest in the last quarter of the year.

A large part of sales of standard products flow through distribution channels, accounting for about 58% of the total MultiMarket sales. The main distributors are Arrow, Avnet, Future, SAC and WPI.  Original Equipment Manufacturers account for 35% of sales, the main customers are Bosch, Continental, Nokia, Philips and Siemens.

IC Manufacturing Operations (IMO)

The IMO segment serves as the central source for our integrated circuit manufacturing, test and packaging for the business units. The integration of our IC manufacturing operations across our business units permits us to reduce the volatility in production demand that would result from independent operations.

Manufacturing and Materials

The manufacturing of a semiconductor involves several phases of production, which can be broadly divided into ‘front-end’ and ‘back-end’ processes. Front-end processes take place at highly complex wafer manufacturing facilities (‘wafer fabs’), and involve the imprinting of substrate silicon wafers with the precise circuitry required for semiconductors to function. The front-end production cycle requires high levels of precision and involves as many as 300 process steps. Back-end processes involve the assembly, test and packaging of semiconductors in a form suitable for distribution. In contrast to the highly complex front-end process, back-end processing is generally less complicated, and as a result we tend to determine the location of our back-end facilities based more on cost factors than on technical considerations.

Our front-end manufacturing facilities use a broad range of production processes and proprietary design methods, including complementary metal on silicon oxide semiconductor (CMOS), bipolar, bipolar CMOS (BiCMOS) and double-diffused metal on silicon oxide semiconductor (DMOS) technologies. Our wafer fabs produce semiconductors with line widths ranging from 140 nanometers to 3 microns for integrated circuits and 0.5 microns to greater than 4 microns for discretes. This broad technology portfolio enables us to meet increasing demands from customers for system solutions, which require a variety of technologies.

Our back-end manufacturing facilities test and package many different types of products using a wide variety of processes. To optimize flexibility we use shared technology platforms for our back-end assembly operations.

The following table shows selected key information with respect to our major front-end and back-end facilities.

Site	Owner - ship	Wafer sizes used	Linewidt hs used (microns)	Technology
Integrated Circuits-Front-end
Boeblingen, Germany (1)	100%	8”	>0.32	CMOS, BiCMOS
Caen, France	100%	6”	0.5-1.0	Passive Integration
Fishkill, USA	100%	8”	0.18-0.35	CMOS, BiCMOS
Hamburg, Germany	100%	6”	0.5-1.0	CMOS, BiCMOS
Nijmegen, The Netherlands	100%	8”, 6”, 5”, 4”	0.14-3.0	CMOS, BiCMOS, Bipolar, BCDMOS
Singapore (SSMC) (2)	61.2%	8”	0.14-0.25	CMOS

Integrated Circuits-Back-end
Bangkok, Thailand	100%	—	—	Low-pin count leadframes
Calamba, Philippines (3)	100%	—	—	Leadframe-based packages and ball grid arrays, and system-in-package
Kaohsiung, Taiwan	100%	—	—	Leadframe-based packages and ball grid arrays

Discrete Semiconductors- Front-end
Hamburg, Germany	100%	6”, 4”	>0.5	Bipolar, diodes, sensors
Hazelgrove, UK	100%	6”	>0.5	PowerMOS
Jilin, China (JNS) (4)	60%	5”	>4	Bipolar

Discrete Semiconductors- Back-end
Hong Kong, China	100%	—	—	Discrete packages
Guangdong, China	100%	—	—	Discrete packages
Seremban, Malaysia	100%	—	—	Discrete packages
Cabuyao, Philippines	100%	—	—	Discrete packages, sensors

(1)          The manufacturing facility in Boeblingen will be closed by the end of the first quarter of 2008.

(2)          We are entitled to 61.2% of SSMC’s annual capacity.

(3)          Part of production of Cabuyao was transferred to Calamba.

(4)          We are entitled to 60% of JNS’s annual capacity.

Effective December 31, 2007, we discontinued our participation in Crolles.

Our most important raw materials are the raw, or substrate, silicon wafers we use to make our semiconductors. We purchase these wafers, which must meet exact specifications from the same limited number of suppliers that the rest of the industry uses. At our fully-owned fabrication plants, we use raw wafers ranging from 4 inches to 8 inches in size, while our joint-venture plants use wafers ranging from 5 inches to 8 inches. Emerging fabrication technologies employ larger wafer sizes and accordingly we expect that our production requirements in future will shift towards larger substrate wafers.

Recently, an increase in demand for solar panels, which are manufactured using the same polycrystalline silicon used in substrate wafers, has led to a decline in the worldwide supply of wafers, although we do not expect to experience any shortages. While incremental price increases may result from this development, we do not believe the impact will be material.

We typically source our other raw materials in a similar fashion as our wafers, although our portfolio of suppliers is more diverse. We purchase most of our raw materials on the basis of fixed-price contracts but generally do not commit ourselves to long-term purchase obligations, which permits us to renegotiate prices periodically.

The majority of our production is currently fulfilled at our in-house facilities. However, as part of our asset-light strategy, we intend to significantly increase the portion of our front-end wafer production that is outsourced or conducted through joint venture operations. IMO also manages the outsourcing to third party foundries and assembly and test subcontractors.

Our IMO segment includes Systems on Silicon Manufacturing Co. Pte. Ltd. (SSMC), in which we currently hold a 61.2% ownership and TSMC the remainder. SSMC is one of the larger eight-inch CMOS wafer fabs in the industry using process technologies to make wafers with line widths down to 140 nanometers. The SSMC CMOS capability allows us to jointly develop and share technological advances with TSMC.

In our back-end we entered into a joint venture with ASE in Suzhou (ASEN), in which we currently hold 40%.

Other Business Activities

Certain business activities are reported outside of our primary business units, and are accounted for in the “Corporate and Other” reporting segment. These include:

IP Licensing

We license and cross-license our intellectual property to semiconductor companies and other technology firms.  Apart from the revenues these licensing activities generate, we also view active intellectual property licensing as an important means to promote our businesses and technologies.  Our cross-licensing activities are typically conducted with other large semiconductor companies, who have resources and research and development activities similar to ours.

Software Solutions

Our Software Solutions business develops audio and video multimedia solutions that enable mobile device manufacturers to produce differentiated hand-held products that enhance the end-user experience. Its software has been incorporated into over 100 million mobile devices produced by the world’s leading mobile device manufacturers.  Software Solutions is particularly focused on partnerships with the top OEM handset manufacturers, as well as on specific integrated circuit-based products.

Global Sales and Marketing

We market and sell our products worldwide to a variety of OEMs, original design manufacturers, contract manufacturers and distributors. We focus on generating demand for our products by adding value to our customers and leveraging our long-standing customer relationships and providing high quality customer support.

Our sales and marketing teams in each sales region (Europe, the Americas, Greater China and Asia Pacific) are responsible for managing the global key accounts, headquartered in that particular region, as well as for managing regional sales to other accounts.

Marketing, channel management, alliance and partnership management, and support operations are globally managed from our headquarters in Eindhoven, the Netherlands. Our sales and marketing strategy focuses on adding value to our customers, building lasting relationships with them and becoming their preferred supplier.

Research & Development

Our research and development activities are critical to our success.  We conduct product-specific development and differentiating system and process technology research. Our product-specific research and development is aligned with our four business units, and constitutes the majority of our research and development expenditures. Our centralized system and process technology research aims to develop improved manufacturing technologies to be utilized by our business units. Process-related research is conducted with TSMC in our joint Research Center in Leuven, Belgium.

Environmental Regulation

In each jurisdiction in which we operate, we are subject to many environmental, health and safety laws and regulations, which govern, among other things, emissions of pollutants into the air, wastewater discharges, the use and handling of hazardous substances, waste disposal, the investigation and remediation of soil and ground water contamination and the health and safety of our employees. We are also required to obtain environmental permits from governmental authorities for certain of our operations.

As other companies engaged in similar activities or that own or operate real property, we face inherent risks of environmental liability at our current and historical manufacturing facilities. Certain environmental laws impose liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances. Certain of these laws also assess liability on persons who arrange for hazardous substances to be sent to disposal or treatment facilities when such facilities are found to be contaminated. Soil and groundwater contamination has been identified at some of our current and former properties resulting from historical, ongoing or third party activities. As a result, we are currently in the process of investigating and remediating contamination at some of our current and former facilities.

Significant acquisitions and divestments

2007

In March 2007, we completed the acquisition of the Cellular Communications business of Silicon Laboratories Inc., a leader in Radio Frequency technology for mobile phones. As from the acquisition date it is consolidated within Mobile & Personal.

In September 2007, we completed the divestment of the Cordless & VoIP Terminal operations from our Mobile & Personal business unit to DSP Group Inc.

2006

In November 2006, the Company’s option to purchase additional outstanding stock of the Singapore-based Systems on Silicon Manufacturing Company (SSMC) was fully exercised. An incremental 10.7% SSMC shares were acquired from the Economic Development Board (EDB), increasing the Company’s equity interest to 61.2%.

2005

In 2005, additional shares in SSMC were acquired as a result of which the shareholding in SSMC increased from 48% to 50.5%.

In 2006 and 2005 there were no material divestments.

Alliances and investments

Apart from Jilin NXP Semiconductor Ltd. (JNS) and Systems on Silicon Manufacturing Co. Pte. Ltd. (SSMC), which are consolidated and described in previous sections, we participate in the following alliances:

Advanced Semiconductor Manufacturing Company

We established the Advanced Semiconductor Manufacturing Company (ASMC) in Shanghai in 1995 together with a number of Chinese joint venture partners.  ASMC currently operates three wafer fabs, producing five-, six- and eight-inch wafers of primarily analog integrated circuits with line widths in the 0.35 to 3 micron range using CMOS and bipolar process technologies. We currently own approximately 27% of the outstanding shares of ASMC, which are listed on the Hong Kong Stock Exchange.

ASEN

Together with Advanced Semiconductor Engineering Inc. (ASE) we established an assembly and test joint venture (ASEN) in September 2007. ASEN is jointly owned by ASE (60%) and NXP (40%). ASEN is positioned to serve the global semiconductor assembly and test market and initially focuses on mobile communications; it is expected to expand into other segments in the future.

DSPG

Following the divestment of our Cordless & VoIP Terminal operations in September 2007, we obtained approximately 13% of DSP Group Inc.’s (DSPG) outstanding common stock and had an NXP nominee appointed to DSPG’s board of directors.  DSPG is a fabless semiconductor company, offering advanced chip-set solutions for a variety of applications. Shares of DSPG are listed on the NASDAQ in the USA.

Moversa

Moversa, established as a joint venture with Sony Corporation in November 2007, drives global adoption of contactless smart card applications in mobile phones using Near Field Communication (NFC). It incorporates both MIFARE and FeliCa™ operating systems and applications, two of the most widely installed contactless smart card technologies in the world. Both parties hold a 50% interest in the joint venture, which is headquartered in Vienna, Austria.

T3G

In January 2003, Datang Mobile, Philips Semiconductors and Samsung Electronics formed a joint venture, T3G Technology Co. Ltd., to design and license system solutions for mobile devices. In January 2005, Motorola joined as a partner. NXP, as Philips’ successor, currently has a 42.7% interest in T3G. The cooperation combines NXP’s cutting edge semiconductor design and process capability, Datang’s TD-SCDMA expertise and Samsung’s and Motorola’s leadership in mobile handset creation. TD-SCDMA is a China based 3G standard, strongly supported by the Chinese government. We expect this support will ensure the successful adoption of TD-SCDMA as one of the 3G standards in China, the world’s largest market for mobile phones.

Crolles2 Alliance

As of December 31, 2007, we terminated our cooperation in the Crolles research and manufacturing alliance, with ST Microelectronics and Freescale. In December 2007 we sold our equipment at the Crolles facility, which mainly comprised tools for research & development and pilot manufacturing. Transfer of ownership of the equipment and the related payments occur in two equal tranches at the end of 2007 and mid 2008.

Software partnerships

In addition to manufacturing and process technology research, we leverage strategic partnerships to develop software for our products. As our market focus turns increasingly towards system solutions, software is playing a critical role in determining our competitiveness. By partnering with independent software developers, we gain the benefit of industry-leading expertise and quality levels with respect to the software which operates on our products. In return, our partners, who currently include approximately 100 software companies, gain a platform with which to align their software.

Management discussion and analysis

Basis of presentation

The discussion and analysis of the financial results and condition of NXP Semiconductors Group is based on the audited US GAAP financial statements of the Company for the year ended December 31, 2005, the period from January 1, 2006 through September 28, 2006 (Predecessor), the period from September 29, 2006 through December 31, 2006and the year ended December 31, 2007 (Successor).  This discussion should be read in conjunction with those audited financial statements, which have been included in this Annual Report.

On September 29, 2006, Koninklijke Philips Electronics N.V. (“Philips”) sold 80.1% of its Semiconductors business to a consortium of private equity investors (the “Consortium”) in a multi-step transaction. In order to carry out this transaction, Philips transferred 100% of these businesses to NXP on September 28, 2006 (the “Separation”). All of our issued and outstanding shares were then acquired on September 29, 2006 by KASLION Acquisition B.V. (“KASLION”), which was formed as an acquisition vehicle by the Consortium and Philips. We refer to our acquisition by KASLION as the “Acquisition”.

As a result of the Separation and Acquisition, the accompanying combined and consolidated balance sheets and statements of operations, cash flows and business’ and shareholder’s equity are presented on two different bases: Predecessor and Successor, which relate to periods preceding the Acquisition and periods from and after the Acquisition, respectively. The basis of accounting for the Predecessor is different than that for the Successor, since the consolidated financial statements of the Successor are affected by the purchase accounting applied to the Acquisition, which requires that all assets and liabilities be recorded at fair value. Furthermore, the combined financial statements for the Predecessor have been derived from the consolidated financial statements and accounting records of Philips, principally the historical results of operations and basis of assets and liabilities of Philips’ Semiconductors businesses. The results for those periods include an allocation of the costs of certain corporate functions or expenses, historically provided or incurred by Philips, which allocations are made on a specifically identifiable basis, or other basis considered reasonable. The consolidated financial statements of the Successor represent actual costs incurred after the Acquisition as a stand-alone company. The costs allocated to the Predecessor are not always comparable to the actual costs incurred by the Successor.

Notwithstanding the difference in the basis of accounting between the Successor and Predecessor described above, we have prepared our discussion of the results of operations for the year ended December 31, 2006 based on the arithmetical combination of these results for each of the periods January 1, 2006 through September 28, 2006 (Predecessor) and September 29, 2006 through December 31, 2006 (Successor), since we believe this provides the most meaningful comparison with the previous and subsequent years’ results. Because our accounting basis changed upon the Acquisition, however, the presentation of the combined results of our Predecessor and Successor periods during 2006 does not comply with US GAAP and has not been audited. Where relevant, we have described the impact on our results of the purchase accounting used in connection with the Acquisition and subsequent  acquisitions and divestments (see “Effect of Purchase Accounting”, below) and have also provided 2006 and 2007 financial results as adjusted to eliminate the impact of these accounting effects (“Purchase Price Adjustments”, or “PPA”).

We have also described the impact of cost allocations to the Predecessor and the actual stand-alone costs of the Successor, where relevant to the analysis.

Use of certain non-US GAAP financial measures

The following non-US GAAP financial measures are presented in the discussion because they are used by management in evaluating the performance of the Company and its reporting segments or because management believes the measure provides investors with useful information about the Company’s financial results.

Comparable Growth

This reflects the relative change in sales between periods adjusted for the effects of foreign currency exchange rate changes, material acquisitions and divestments (consolidation changes) and reclassified product lines. Management believes that an understanding of sales performance is enhanced after these effects are excluded.  Where presented, ‘nominal growth’ represents the relative changes in sales between periods, including these effects. Sales are translated from foreign currencies into the Company’s reporting currency, the euro, at the exchange rate on transaction dates during the respective years.

Earnings before Interest, Tax and Amortization (EBITA)

EBITA represents net income excluding income taxes, financial income and expenses and amortization of intangible assets. EBITA is used by management to evaluate the group performance of the Company, since it believes that using EBITA facilitates the comparison between periods of the underlying performance of our business.

Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA)

EBITDA represents net income excluding income taxes, financial income and expenses and amortization and depreciation. EBITDA is used by management to evaluate the group performance of the Company, since it believes that using EBITDA facilitates the comparison between periods of the underlying performance of our business.

Adjusted EBITA

Adjusted EBITA refers to EBITA adjusted for incidental items such as restructuring, litigation, IT disentanglement costs, exit of product lines, other non operations-related items and the remaining effects of purchase price accounting (PPA). Management uses Adjusted EBITA to evaluate the group performance of the Company and to make comparisons over different fiscal periods, since it eliminates the effect of certain items management deems less relevant to the continuing operations of the Company.

Adjusted EBITDA

Adjusted EBITDA refers to EBITDA adjusted for incidental items such as restructuring, litigation, IT disentanglement costs, exit of product lines, other non operations-related items and the remaining effects of purchase price accounting (PPA). Management uses Adjusted EBITDA to evaluate the group performance of the Company and to make comparisons over different fiscal periods, since it eliminates the effect of certain items management deems less relevant to the continuing operations of the Company.

Adjusted IFO

Adjusted IFO refers to IFO adjusted for incidental items such as restructuring, litigation, IT disentanglement costs, exit of product lines, other non operations-related items and the effects of purchase price accounting (PPA). Adjusted IFO is used by management to evaluate the performance of the Company’s operating businesses.

Cash flows before financing activities

Cash flows before financing activities, which are defined as the sum of net cash from operating activities and net cash from investing activities, are presented separately to facilitate investors’ understanding of the Company’s funding requirements.

Net debt : group equity ratio

The total net debt position as a percentage of the sum of total group equity (shareholder’s equity and minority interests) and net debt is presented as a measure, since Management considers this a measure of the Company’s solvency.

For a reconciliation of non-US GAAP financial measures to the nearest US GAAP financial measure, refer to “Reconciliation of non-US GAAP information”.

Effect of purchase accounting

KASLION

Our Acquisition by KASLION has been accounted for using the purchase method.  Accordingly, the EUR 8,294 million purchase price has been “pushed down” to NXP and allocated to the fair value of assets acquired and liabilities assumed.

The net assets acquired and liabilities assumed of NXP, as of the Acquisition date, amounted to EUR 2,578 million, resulting in an excess of the purchase price over the net assets acquired of EUR 5,716 million. The excess of the purchase price over the net assets acquired was allocated as follows:

Identified technology-related intangible assets:

•      Existing technology with an aggregate estimated fair value of EUR 1,606 million and useful lives varying between 3 and 12 years;

•      In-process research & development with an aggregate estimated fair value of EUR 515 million, which was written off in full in the period immediately following the Acquisition and charged to R&D expenses;

•      Core technology with an aggregate estimated fair value of EUR 791 million and with useful lives varying between 8 and 12 years.

Identified customer-related intangible assets:

•      Customer relationships with an aggregate estimated fair value of EUR 592 million and with useful lives varying between 14 and 16 years;

•      Order backlog with an aggregate estimated fair value of EUR 47 million, which management believes to be firm and was realized over one year, ending September 2007.

Trademarks:

Trademarks with an aggregate estimated fair value of EUR 85 million, with useful lives of 5 years.

Property, plant and equipment and inventories:

•      Property, plant and equipment of EUR 429 million comprised of: Land (EUR 55 million), Buildings (EUR 204 million) and Machinery and Equipment (EUR 170 million);

•      Inventories of EUR 130 million.

Other, partly offsetting the above allocations, comprised of:

•      Deferred tax liabilities in respect of purchase price adjustments (EUR 799 million);

•      Pension liabilities (EUR 104 million);

•      Investments equity-accounted investees (EUR 10 million).

The EUR 2,434 million excess of the purchase price over the estimated fair value of the net assets acquired was allocated to goodwill.  In accordance with SFAS 142 (“Goodwill and other Intangible Assets”), goodwill is not amortized but will be tested for impairment at least annually.

The cumulative effect of this Purchase Accounting on our financial results is referred to as the ‘PPA effect’.

Other acquisitions

In addition, Purchase Accounting is also applied to other acquisitions such as Silicon Laboratories Inc. and ASEN. ‘PPA effect’ includes the net effect of the purchase accounting applied to these transactions.

The above mentioned adjustments in fair values had an impact on income from operations of EUR 576 million (September 29, 2006 through December 31, 2006: EUR 790 million) due to increased amortization and depreciation charges. This was partly offset in net income by the tax effect on the purchase price adjustments amounting to EUR 180 million (September 29, 2006 through December 31, 2006: EUR 227 million).

Management Summary

•      Full year sales at EUR 4,629 million, compared to EUR 4,960 million in 2006

•      Full year Adjusted EBITDA at EUR 749 million, compared to EUR 921 million in 2006

•      Full year Adjusted EBITA at EUR 212 million, compared to EUR 324 million in 2006

•      Cost savings from Business Renewal Program in 2007 exceed EUR 100 million on a run rate basis

Performance of the Group 2007 compared to 2006

The following table represents income elements for the year ended 2007 together with the combined period of January 1, 2006 through December 31, 2006.

	2006 COMBINED			2007 SUCCESSOR
In millions of euros	For the year ended December 31,	Effects of PPA	As adjusted to eliminate PPA effects	For the year ended December 31,	Effects of PPA	As adjusted to eliminate PPA effects

Total sales	4,960		4,960	4,629	—	4,629
% nominal growth	4.1		4.1	(6.7)		(6.7)
% comparable growth	5.4		5.4	1.4		1.4

Gross margin	1,712	(155)	1,867	1,490	(102)	1,592
Selling expenses	(363)	—	(363)	(312)	—	(312)
General & administrative expenses	(500)	(120)	(380)	(870)	(463)	(407)
Research & development expenses	(1,510)	(515)	(995)	(981)	(11)	(970)
Other income	21	—	21	98	—	98
Income (loss) from operations	(640)	(790)	150	(575)	(576)	1

Financial income and (expenses)	(95)	—	(95)	(133)	—	(133)
Income tax benefit (expense)	177	227	(50)	274	180	94
Results equity-accounted investees	1	—	1	(27)	—	(27)
Minority interests	(54)	—	(54)	(34)	—	(34)

Net income/(loss)	(611)	(563)	(48)	(495)	(396)	(99)

Total sales

Sales growth composition 2007 versus 2006

In %	comparable growth	currency effects	consolidation changes	nominal growth

Mobile & Personal	13.8	(6.9)	(7.2)	(0.3)
Home	(20.4)	(6.6)	(0.8)	(27.8)
Automotive & Identification	8.8	(4.0)	7.2	12.0
MultiMarket Semiconductors	(0.7)	(5.4)	(5.7)	(11.8)
IC Manufacturing Operations	(15.6)	(8.9)	16.8	(7.7)
Corporate and Other	—	—	—	—
	1.4	(5.8)	(2.3)	(6.7)

Total sales were EUR 4,629 million in 2007, compared to EUR 4,960 million for the combined period in 2006. NXP sales were affected by an unfavorable EUR/USD exchange rate and lower sales in Home, partly compensated by stronger sales in Automotive & Identification. Nominal sales decreased by 6.7% and on a comparable basis sales increased by 1.4%.

Gross margin

Gross margin declined from EUR 1,712 million in 2006 to EUR 1,490 million in 2007. Excluding PPA effects, gross margin declined from EUR 1,867 million in 2006 to EUR 1,592 million in 2007.  The decrease was caused by unfavorable incidental items of EUR 167 million, mainly related to restructuring costs. The restructuring costs relate to the exiting from the Crolles2 Alliance and the closure of Boeblingen. In 2006 EUR 65 million of incidental items was incurred.

Excluding incidental items for 2006 gross margin was 39% and for 2007 the gross margin was 38%. Price erosion and unfavorable product mix have been offset by higher utilization and better performance of our manufacturing facilities.

The PPA effects of EUR 102 million were related to depreciation of tangible fixed assets and write-off of inventories (EUR 155 million for 2006).

Selling expenses

Selling expenses were EUR 312 million in 2007, compared to EUR 363 million in 2006. As a percentage of total sales, selling expenses, for 2007 were 6.7% compared to 7.3 % in 2006. The decrease of the selling expenses in 2007 was mainly caused by the consolidation of sales offices which resulted also in a more transparent cost structure. The 2007 selling expenses included restructuring charges of EUR 13 million (2006: EUR 11 million).

General and Administrative expenses

General and Administrative expenses (G&A), were EUR 870 million in 2007, compared to EUR 500 million in 2006. Excluding PPA effects, G&A amounted to EUR 407 million (8.8% of total sales) in 2007, compared to EUR 380 million (7.7% of total sales) in 2006.

This increase was mainly related to incidental items of EUR 71 million including amongst others IT disentanglement costs from Philips (EUR 55 million) and EUR 19 million for equity-based compensation. In 2006, standalone cost and restructuring charges of EUR 26 million were incurred. The Business Renewal Program partly offset higher additional G&A expenses in 2007.  Excluding the IT disentanglement and equity based compensation, the G&A as percentage of sales was 7.2% compared to 7.1% in 2006 on a comparable basis. PPA effects in 2007 amounted to EUR 463 million and were related to amortization of intangible assets (2006: EUR 120 million).

Research and Development expenses

Research and Development expenditures per sector

	Combined 2006		Successor 2007
In millions of euros	amount	% of sales	amount	% of sales
Mobile & Personal	371	23.7	373	23.9
Home	196	20.8	188	27.6
Automotive & Identification	127	14.6	147	15.0
MultiMarket Semiconductors	92	6.8	87	7.3
IC Manufacturing Operations	76	45.2	34	21.9
Corporate and Other	133	—	141	—
	995	20.1	970	21.0

Excludes the write-off of acquired In-Process R&D of EUR 11 million in 2007 (2006: EUR 515 million).

Research and development expenses were EUR 981 million in 2007, down from EUR 1,510 million in 2006. Excluding PPA effects, research and development expenses amounted to EUR 970 million (21.0% of total sales) for 2007, compared to EUR 995 million for 2006 (20.1% of total sales). The divestment of some of our product lines (including DVD-R, Power Amplifiers/Front End Modules, Large Display Driver and our Cordless & VoIP Terminal operations) freed up research and development resources which we have refocused on key battle areas in Mobile & Personal, especially 3G cellular systems, and Automotive & Identification. In 2007 restructuring charges of EUR 14 million are included for the rightsizing of the Home R&D organization and EUR 29 million for the exiting of the Crolles2 Alliance. In 2006 incidental items amounted to EUR 23 million.  PPA effects amounted to EUR 11 million in 2007 relating to the Cellular Communication Business of Silicon Laboratories Inc. (2006: EUR 515 million relating to the write-off of acquired In-process R&D).

Other income

Other business income was EUR 98 million for 2007, mainly related to the gain (EUR 87 million) from the sale of Cordless & VoIP Terminal operations. The remainder of other business income is attributable to gains from disposal of various tangible fixed assets. For 2006 other business income was EUR 21 million, reflecting the sale of property, release of litigation provisions and a settlement of a legal dispute with a supplier.

Restructuring and impairment charges

The following table presents restructuring and impairment charges by segment as included in income from operations:

Restructuring and impairment charges

In millions of euros	Combined 2006	Successor 2007
Restructuring:
Mobile & Personal		8
Home	7	14
Automotive & Identification		—
MultiMarket Semiconductors	(1)	1
IC Manufacturing Operations	4	87
Corporate and Other	8	34
Total restructuring	18	144

Asset impairment:
IC Manufacturing Operations	—	9
Corporate and Other	3	6
Total asset impairment	3	15

Total restructuring and impairment charges	21	159

Income (loss) from operations (IFO)

Loss from operations was EUR 575 million in 2007, compared to a loss of EUR 640 million in 2006. Excluding the PPA effect of EUR 576 million, 2007 income from operations was a profit of EUR 1 million compared to EUR 150 million in 2006 (excluding the PPA effect of EUR 790 million).

Financial income and expenses

Financial income and expenses

In millions of euros	Combined 2006	Successor 2007
Interest income	15	32
Interest expense	(113)	(363)
Impairment loss securities	—	(14)
Foreign exchange results	48	220
Other	(45)	(8)
	(95)	(133)

Financial income and expenses amounted to a loss of EUR 133 million for 2007, consisting of net interest expenses of EUR 331 million, financing fees of EUR 8 million, and the net positive effect of exchange rate movement on our USD-denominated notes and cash position, which amounted to EUR 220 million. Also included are impairment losses of EUR 14 million reflecting the lower DSPG share price.

Financial income and expense in 2006 amounted to EUR 95 million, consisting of net interest expenses of EUR 98 million, financing costs of EUR 45 million, and the net positive effect of exchange rates on our USD-denominated notes of EUR 48 million.

Income tax benefit (expenses)

The income tax benefit in 2007 was EUR 274 million, compared to EUR 177 million in 2006. Excluding PPA effects the 2007 income tax benefit amounted to EUR 94 million in 2007 compared to expense of EUR 50 million in 2006. The tax benefit in 2007 corresponded to an effective tax rate of 38.7% on the pre-tax loss. The effective tax rate was mainly affected by non-taxable income of 5.9% and previous year changes of 4.9%, which were only partly offset by non tax deductible expenses (4.4%).

Results relating to equity-accounted investees

Results relating to equity-accounted investees in 2007 showed a loss of EUR 27 million compared to a gain of EUR 1 million in 2006 and relate to our participations in Advanced Semiconductor Manufacturing Company and T3G.

The loss recorded for Advanced Semiconductor Manufacturing Company included an impairment charge of EUR 19 million, reflecting the lower share price value of ASMC at the end of December 2007.

Minority interests

The share of minority interests of a loss of EUR 34 million relate to our joint ventures SSMC (EUR 33 million) and Jilin (EUR 1 million). The minority interest in 2006 was a loss of EUR 52 million in SSMC and EUR 2 million in Jilin In November 2006 we increased our shareholding in SSMC from 50.5% to 61.2%.

Net income

Net income amounted to a loss of EUR 495 million in 2007 compared to a loss of EUR 611 million for the combined period 2006. Excluding PPA effects, the net income in 2007 was a loss of EUR 99 million (2006: a loss of EUR 48 million).

EBITA/EBITDA

The following table presents certain income numbers related to NXP Group’s financial position for the full year 2007 together with the combined period of January 1, 2006 through December 31, 2006,

	2006 COMBINED			2007 SUCCESSOR
In millions of euros	For the year ended December 31,	Effects of PPA	As adjusted to eliminate PPA effects	For the year ended December 31,	Effects of PPA	As adjusted toeliminate PPA effects
EBITA	(34)	(155)	121	(140)	(102)	(38)
EBITDA	589	(130)	719	497	(2)	499

Adjusted EBITA	169	(155)	324	110	(102)	212
Adjusted EBITDA	791	(130)	921	747	(2)	749

Adjusted EBITA

Adjusted EBITA for the full year 2007 was EUR 212 million, compared to EUR 324 million in the same period last year. This decrease was mainly related to the lower sales and negative currency effects of approximately EUR 90 million, partly offset by lower R&D, Selling and G& Aexpenses.

The adjustments made from 2007 EBITA of a loss of EUR 140 million (2006: a loss of EUR 34 million), to arrive at Adjusted EBITA of EUR 212 million (2006: EUR 324 million) consist of:

•                  PPA effects, mainly relating to depreciation property, plant and equipment of EUR 102 million (2006: EUR 155 million)

•                  minority interest and results of equity-accounted investees of EUR 61 million (2006: EUR 53 million)

•                  restructuring costs of EUR 159 million (2006: EUR 21 million)

•                  exit of product lines of EUR 13 million (2006: EUR 44 million)

•                  other items of EUR 17 million (2006: EUR 85 million), mainly consisting of litigation costs of EUR 4 million and IT disentanglement costs of EUR 55 million and the gain on the divestment of Cordless & VoIP Terminal operations EUR 87 million

Adjusted EBITDA

Adjusted EBITDA in 2007 was EUR 749 million, compared to EUR 921 million in the same period of last year.

The difference between EBITA and Adjusted EBITDA in 2007 is explained by depreciation costs of EUR 637 million, EUR 2 million PPA effects, minority interest and results of equity accounted investees of EUR 61 million, and identical incidental items for restructuring costs, exit of product lines and other items as included in 2007 EBITA adjustments.

In 2006 the difference between EBITA of a loss of EUR 34 million and Adjusted EBITDA of EUR 921 million comprised of depreciation costs of EUR 623 million, EUR 130 million PPA effects, minority interest and results of equity-accounted investees of EUR 53 million and incidental items amounting to EUR 149 million.

Performance by segment 2007 compared to 2006

The following tables present total sales and income from operations by segment for the full year 2007 and 2006.

Total sales

	Combined 2006			Successor 2007
In millions of euros	Sales	% nominal growth	% comparable growth	Sales	% nominal growth	% comparable growth
Mobile & Personal	1,568	(3.1)	(2.0)	1,563	(0.3)	13.8
Home	942	(5.9)	(4.9)	680	(27.8)	(20.4)
Automotive & Identification	872	21.4	22.2	977	12.0	8.8
MultiMarket Semiconductors	1,345	8.6	9.6	1,186	(11.8)	(0.7)
IC Manufacturing Operations	168	15.1	16.3	155	(7.7)	(15.6)
Corporate and Other	65	—	—	68	—	—
	4,960	4.1	5.4	4,629	(6.7)	1.4

Income (loss) from operations

	Combined 2006		Successor 2007
In millions of euros	income from operations as adjusted to eliminate PPA effects	as a % of sales	income from operations as reported	effects of PPA	income from operations as adjusted to eliminate PPA effects	as a % of sales
Mobile & Personal	42	2.7	(118)	(188)	70	4.5
Home	(55)	(5.8)	(171)	(81)	(90)	(13.2)
Automotive & Identification	194	22.2	110	(109)	219	22.4
MultiMarket Semiconductors	272	20.2	120	(113)	233	19.6
IC Manufacturing Operations	(22)	—	(159)	(85)	(74)	—
Corporate and Other	(281)	—	(357)	—	(357)	—
	150	3.0	(575)	(576)	1	—

Mobile & Personal

Key data

In millions of euros unless otherwise stated	Combined 2006	Successor 2007
Sales	1,568	1,563
% nominal growth	(3.1)	(0.3)
% comparable growth	(2.0)	13.8

Income (loss) from operations (IFO)	(112)	(118)
as a % of sales	(7.1)	(7.5)

Effects of PPA	(154)	(188)

Incidental items	1	62

Adjusted IFO	41	8
as a % of sales	2.6	0.5

Total sales

Total sales in 2007 were EUR 1,563 million compared to EUR 1,568 million in 2006, a comparable increase of 13.8% (nominal decrease of 0.3%). Growth in Cellular and Portable Sound Solutions was partly offset by lower sales in Connected Entertainment and the divestment of Cordless & VoIP Terminal operations. Connected Entertainment sales was affected by product development delays in Bluetooth and a declining connectivity market. This has been partly offset by growth of the Multimedia product line.

Income from operations

Income from operations in 2007 was a loss EUR 118 million, compared to a loss of EUR 112 million in 2006. Excluding PPA effects of EUR 188 million and positive results from incidental items amounting to EUR 62 million, the Adjusted IFO for 2007 was a profit of EUR 8 million. The decrease compared to 2006 was primarily caused by significant price erosion in Cellular Systems and Connected Entertainment and lower yield associated with the ramp up of new Power Management Unit products. Incidental items in 2007 include a restructuring charge of EUR 3 million and the gain from the divestment of the Cordless & VoIP Terminal operations of EUR 87 million. Other incidental items amounted to EUR 20 million. Furthermore, research and development has been re-directed to key growth areas, including 3G Cellular Systems, Multimedia and Connected Entertainment. The lower margin was partially offset by lower selling and G&A expenses as a result of the Business Renewal program.

Home

Key data

In millions of euros unless otherwise stated	Combined 2006	Successor 2007
Sales	942	680
% nominal growth	(5.9)	(27.8)
% comparable growth	(4.9)	(20.4)

Income (loss) from operations (IFO)	(201)	(171)
as a % of sales	(21.3)	(25.1)

Effects of PPA	(146)	(81)

Incidental items	(49)	(14)

Adjusted IFO	(6)	(76)
as a % of sales	(0.6)	(11.2)

Total sales

Total sales in 2007 were EUR 680 million compared to EUR 942 million in 2006, a decrease of 20.4% on a comparable basis (nominal decrease of 27.8%). The sales decrease was primarily caused by the rapidly declining CRT TV markets, reflecting the fast transition from analog to digital television technologies, and soft sales in the digital TV market.

Income from operations

IFO in 2007 was a loss of EUR 171 million compared to a loss of EUR 201 million in 2006. Excluding the PPA effects of EUR 81 million and incidental items of EUR 14 millions, the Adjusted IFO was a loss of EUR 76 million. In 2006 the PPA effects were EUR 146 million and incidental items amounted to EUR 49 million. The income from operations in 2007 was strongly affected by the above mentioned decline in sales. This impact was only partly offset by a lower cost base. Furthermore, R&D investments in key areas as Digital TV and Set Top Boxes have been sustained in order to support future design wins. In 2007, restructuring charges amounted to EUR 14 million, mainly related to the rightsizing of the R&D organization

Automotive & Identification

Key data

In millions of euros unless otherwise stated	Combined 2006	Successor 2007
Sales	872	977
% nominal growth	21.4	12.0
% comparable growth	22.2	8.8

Income (loss) from operations (IFO)	(105)	110
as a % of sales	(12.0)	11.3

Effects of PPA	(299)	(109)

Incidental items	(8)	(2)

Adjusted IFO	202	221
as a % of sales	23.2	22.6

Total sales

Total sales in 2007 were EUR 977 million compared to EUR 872 million in 2006, an 8.8% increase on a comparable basis (nominal increase of 12.0%). Nominal sales were positively impacted by the reclassification of the Automotive Sensors operations, which recorded EUR 61 million sales in 2006, from MultiMarket Semiconductors as from January 2007. The automotive business showed solid growth in all segments resulting from competitive product offerings and new product introductions. The identification business maintained its overall share while the market growth rate slowed down in areas of Radio Frequency Identification and Near Field Communication. The automatic fare collection business showed solid growth and eGovernment business showed single digit growth after strong growth in 2006.

Income from operations

IFO in 2007 was a profit of EUR 110 million, compared to a loss of EUR 105 million in 2006. Excluding the PPA effects of EUR 109 million and incidental items of EUR 2 million, Adjusted IFO in 2007 was EUR 221 million, compared to EUR 202 million in 2006. Margins improved both in Automotive and Identification. This was partly offset by additional investments in Automotive quality and research and development.

MultiMarket Semiconductors

Key data

In millions of euros unless otherwise stated	Combined 2006	Successor 2007
Sales	1,345	1,186
% nominal growth	8.6	(11.8)
% comparable growth	9.6	(0.7)

Income (loss) from operations (IFO)	124	120
as a % of sales	9.2	10.1

Effects of PPA	(148)	(113)

Incidental items	(10)	(3)

Adjusted IFO	282	236
as a % of sales	21.0	19.9

Total sales

Total sales in 2007 were EUR 1,186 million, compared to EUR 1,345 million in 2006, a decrease of 0.7% on comparable basis (nominal decrease of 11.8%). Nominal sales were negatively impacted by the reclassification as from January 2007 of the Automotive Sensor operations (EUR 61 million sales in 2006) to Automotive & Identification and the discontinuation of the Mobile Display Drivers activity. In 2007, the general market conditions for MultiMarket Semiconductors were soft, in particular RF products. The General Applications business registered healthy growth.

Income from operations

IFO in 2007 was EUR 120 million, compared to EUR 124 million in 2006. Excluding the PPA effects of EUR 113 million and incidental items of a loss of EUR 3 million, Adjusted IFO for 2007 amounted to EUR 236 million profit. In 2006 the PPA effect was EUR 148 million and incidental items amounted to a loss of EUR 10 million.

Benefits from operational excellence and cost management compensated partly for price erosion and translation differences. Continuous rationalization of manufacturing operations and in particular our shift of bipolar power discrete semiconductor fabrication activities from the United Kingdom to China (Jilin) contributed significant cost savings.

Management discussion and analysis

IC Manufacturing Operations

Key data

In millions of euros unless otherwise stated	Combined 2006	Successor 2007

Sales	168	155
% nominal growth	15.1	(7.7)
% comparable growth	16.3	(15.6)

Income (loss) from operations (IFO)	(64)	(159)
as a % of sales (1)	—	—

Effects of PPA	(42)	(85)

Incidental items	(7)	(106)

Adjusted IFO (1)	(15)	32
as a % of sales	—	—

(1) IFO and adjusted IFO as a percentage of sales is not meaningful for the IMO business unit.

Total sales

Total sales in 2007 were EUR 155 million compared to EUR 168 million in 2006, a nominal decrease of 7.7%. The sales decline was related to lower sales from SSMC to TSMC, partly compensated by sales to DSPG (EUR 24 million) following the divestment of the Cordless & VoIP Terminal operations.

Income from operations

IFO in 2007 was a loss of EUR 159 million, compared to a loss of EUR 64 million in 2006. Excluding the PPA effects of EUR 85 million and the incidental items of EUR 106 million, the Adjusted IFO was a profit of EUR 32 million. In 2006 the Adjusted IFO was a loss of EUR 15 million.

The incidental items of EUR 106 million were related to the closure of Boeblingen (Germany) for an amount of EUR 70 million, and various restructuring charges in Nijmegen (the Netherlands) EUR 9 million, Cabuyao (the Philippines) EUR 16 million and others for a total amount of EUR 11 million.

Lower depreciation from the continued implementation of our asset-light strategy and savings from our Business Renewal Program were the main drivers for the improved Adjusted IFO.

Corporate and Other

Key data

In millions of euros unless otherwise stated	Combined 2006	Successor 2007

Sales	65	68
% nominal growth	—	—
% comparable growth	—	—

Income (loss) from operations (IFO)	(282)	(357)
as a % of sales (1)	—	—

Effects of PPA	(1)	—

Incidental items	(77)	(126)

Adjusted IFO	(204)	(231)
as a % of sales (1)	—	—

(1) IFO and Adjusted IFO as a percentage of sales is not meaningful for Corporate and Other.

Total sales

Total sales in 2007 were EUR 68 million compared to EUR 65 million in 2006 and mainly related to IP licensing.

Income from operations

IFO was a loss of EUR 357 million compared to a loss of EUR 282 million in 2006. Excluding incidental items of EUR 126 million, the Adjusted IFO amounted to a loss of EUR 231 million. The incidental items include, amongst others, restructuring charges of EUR 40 million (exit Crolles2 Alliance and Global Sales Force), IT disentanglement cost of EUR 55 million and remaining incidental costs of EUR 34 million.

Corporate and Other business includes IP management, corporate research and development and corporate infrastructure.

Performance of the Group 2006 compared to 2005

The following table presents income from operations for the years ended December 31, 2006 and 2005:

	Predecessor		Successor	Combined
In millions of euros	For the year ended December 31, 2005	For the period January 1, 2006 – September 28, 2006	For the period September 29, 2006 – December 31, 2006	For the year ended December 31, 2006	Effects of PPA	For the year ended December 31, 2006 (As adjusted to eliminate PPA effects)

Total sales	4,766	3,770	1,190	4,960	—	4,960
% nominal growth	(1.2)	10.6	(12.4)	4.1		4.1
% comparable growth	(1.4)	9.7	(6.9)	5.4		5.4

Gross Margin	1,833	1,439	273	1,712	(155)	1,867

Selling Expenses	(304)	(275)	(88)	(363)	—	(363)

General & Administrative expenses	(435)	(306)	(194)	(500)	(120)	(380)

Research & Development expenses	(1,028)	(737)	(773)	(1,510)	(515)	(995)

Other income	36	18	3	21	—	21

Income (loss) from operations	102	139	(779)	(640)	(790)	150

Total sales

Total sales were EUR 4,960 million for the combined period January 1, 2006 through December 31, 2006, compared to EUR 4,766 million for 2005, an increase of 4%, or 5% on a currency comparable basis. Sales were strong in the first nine months of 2006, particularly in our MultiMarket Semiconductors and Automotive & Identification business units. Towards the end of 2006 sales declined as the industry slowed down, primarily as a result of an inventory correction at our customers.

Gross margin

Gross margin increased from EUR 1,833 million in 2005 to EUR 1,867 million (excluding the effect of purchase accounting) in 2006. As a percentage of sales, the gross margin decreased by 1% for 2006 compared to 2005, caused by the unfavorable effect of mainly one-time cost items amounting to EUR 53 million, consisting of legal disentanglement, litigation and restructuring costs. Furthermore, the 2005 gross margin was positively affected by post-retirement benefits (FAS 106) and the release of litigation provisions.

Excluding these effects the gross margin was slightly higher in 2006, benefiting from higher utilization of our manufacturing facilities. Furthermore depreciation and amortization charges, as a result of our asset light strategy, were EUR 197 million lower for the combined period 2006 compared to 2005.

The financial impact of purchase accounting for the period September 29, 2006 through December 31, 2006 amounted to EUR 155 million and was charged to cost of sales. EUR 130 million of this amount related to an increase in the carrying value of our inventories and EUR 25 million related to increased depreciation of tangible fixed assets.

Selling expenses

Selling expenses, as a percentage of total sales, for the combined period of 2006, were 7.3% compared to 6.4% in 2005. The higher selling expenses in 2006 were mainly the result of spending on customer design-in efforts. In addition, 2006 expenses included restructuring charges for the relocation of the back office and several of our sales offices, which we have undertaken in order to better service our customers.

General and administrative expenses

The General and administrative expenses (G&A), excluding the purchase accounting effect, amounted to EUR 380 million (7.7% of total sales) for the combined periods in 2006, compared to EUR 435 million (9.1% of total sales) for the full year 2005. This reduction reflects the positive effects from our Business Renewal Program.

Total G&A expenses include EUR 62 million for corporate functions and regional overhead, historically provided or incurred by Philips, for the period January 1, 2006 through September 28, 2006 compared to EUR 81 million for the full year 2005. As a stand-alone organization, EUR 4 million in costs were recorded for the period September 29, 2006 through December 31, 2006.

Purchase accounting effects included for the period September 29, 2006 through December 31, 2006 amounted to EUR 120 million and were related to amortization of intangible assets.

Research and Development expenses

The research and development expenses, excluding purchase accounting effects, amounted to EUR 995 million (20.1% as a percentage of total sales) for 2006, compared to EUR 1,028 million for the full year 2005 (21.6% as a percentage of total sales). Our portfolio management and the corresponding exit of some of our product lines (including DVD-R and mobile display drivers) freed up research and development resources which were redirected to our key battle areas, especially 3G cellular systems and in-car entertainment.

Total research and development expenses include EUR 13 million for research activities, historically provided or incurred by Philips, for the period January 1, 2006 through September 28, 2006 compared to EUR 14 million for the full year 2005. As a stand-alone organization, costs of EUR 10 million were recorded for the period September 29, 2006 through December 31, 2006.

Purchase accounting effects amounted to EUR 515 million for the period September 29, 2006 through December 31, 2006 and were related to write-off of acquired in-process research and development.

Other income

Other business income was EUR 21 million for 2006, mainly related to the sale of property as well as release of litigation provisions. For 2005 the amount was EUR 36 million, reflecting the gain from the disposal of certain fixed assets and amounts received from a settlement of a legal dispute with a supplier.

Income (loss) from operations

Income from operations was EUR 150 million in 2006, excluding the purchase accounting effect of EUR 790 million, compared to EUR 102 million in 2005.

2006 income from operations includes cost allocations from Philips of EUR 82 million and stand alone costs of EUR 27 million. For 2005, EUR 94 million of cost allocations were recorded.

The following overview presents the composition of net income for the years ended December 31, 2006 and 2005:

Net income (loss)

	Predecessor		Successor	Combined
In millions of euros	For the year ended December 31, 2005	For the period January 1, 2006 – September 28, 2006	For the period September 29, 2006 –December 31, 2006	For the year ended December 31, 2006	Effects of PPA	For the year ended December 31, 2006 (As adjusted to eliminate PPA effects)

Income (loss) from operations	102	139	(779)	(640)	(790)	150
Financial income and (expenses)	(63)	(22)	(73)	(95)	—	(95)
Income tax benefit (expense)	(101)	(65)	242	177	227	(50)
Results equity-accounted investees	(5)	3	(2)	1	—	1
Minority interests	(34)	(50)	(4)	(54)	—	(54)

Net income/(loss)	(101)	5	(616)	(611)	(563)	(48)

Financial expense

Financial expenses amounted to EUR 95 million for 2006 consisting of net interest expenses of EUR 98 million, financing costs of EUR 45 million, and the positive effect of exchange rates of our USD-denominated notes, which amounted to EUR 48 million.

Financial expense in 2005 amounted to EUR 63 million, mainly related to net interest expenses as incurred on funding by Philips.

Income tax expense

The income tax benefit was EUR 242 million for the period September 29, 2006 through December 31, 2006, largely related to the EUR 227 million purchase accounting effect.

For the period January 1, 2006 through September 28, 2006 income tax amounted to EUR 65 million.

In 2005 income tax was EUR 101 million; this includes EUR 38 million for withholding taxes.

Results relating to equity-accounted investees

Results relating to equity-accounted investees a profit of EUR 1 million for the combined period of 2006 as compared to a loss of EUR 5 million for 2005. These results relate to our participations in Advanced Semiconductor Manufacturing Company and T3G.

Minority interests

The share of minority interests of EUR 54 million relates to our joint ventures Systems on Silicon Manufacturing Company (SSMC) (EUR 52 million) and Jilin (EUR 2 million). The minority interest in 2005 was EUR 34 million and was mainly related to SSMC. In November 2006 we increased our shareholding in SSMC by 10.7% to 61.2%.

EBITDA

The following table presents certain income ratios related to NXP Group’s financial position for the combined period of January 1, 2006 through December 31, 2006 and the full year 2005.

	Predecessor		Successor	Combined
In millions of euros	For the year ended December 31, 2005	For the period January 1, 2006 – September 28, 2006	For the period September 29, 2006 – December 31, 2006	For the year ended December 31, 2006	Effects of PPA	For the year ended December 31, 2006 (As adjusted to eliminate PPA effects)

EBITDA	881	563	26	589	(130)	719
Adjusted EBITDA	1,030	707	84	791	(130)	921

Adjusted EBITDA

For 2006, Adjusted EBITDA was EUR 921 million, compared to EUR 1,030 million in the same period last year. This decrease of EUR 109 million was mainly related to negative currency effects (EUR 35 million) and additional development investments (EUR 85 million) in our Automotive & Identification and Mobile & Personal businesses.

The adjustments made to 2006 EBITDA to arrive at Adjusted EBITDA consist of:

•                                          minority interest and results of equity-accounted investees of EUR 53 million

•                                          restructuring costs of EUR 21 million, litigation costs of EUR 30 million and legal disentanglement costs of EUR 30 million

•                                          exit of product lines of EUR 44 million and

•                                          other items of EUR 24 million.

Performance by segment 2006 compared to 2005

The following tables present total sales and income from operations by segment for the combined period January 1, through December 31, 2006 together with the full year 2005.

Total sales

In millions of euros	Predecessor 2005		Combined 2006
	Sales	% nominal growth	Sales	% nominal growth

Mobile & Personal	1,618	6.1	1,568	(3.1)
Home	1,002	(5.5)	942	(5.9)
Automotive & Identification	719	1.8	872	21.4
MultiMarket Semiconductors	1,238	(2.4)	1,345	8.6
IC Manufacturing Operations	146	(18.0)	168	15.1
Corporate and Other	43	—	65	—
	4,766	(1.2)	4,960	4.1

Income (loss) from operations

In millions of euros	Predecessor 2005		Combined 2006
	income from operations	as a % of sales	income from operations	Effects of PPA	income from operations as adjusted to eliminate PPA effects	as a % of sales

Mobile & Personal	72	4.4	(112)	(154)	42	2.7
Home	(85)	(8.5)	(201)	(146)	(55)	(5.9)
Automotive & Identification	168	23.4	(105)	(299)	194	22.3
MultiMarket Semiconductors	139	11.2	124	(148)	272	20.2
IC Manufacturing Operations	32	—	(64)	(42)	(22)	—
Corporate and Other	(224)	—	(282)	(1)	(281)	—
	102	2.1	(640)	(790)	150	3.0

Mobile & Personal

Total sales

Total sales in 2006 were EUR 1,568 million compared to EUR 1,618 million in 2005, a nominal decrease of 3.1%. On a comparable basis total sales 2006 decreased by 2.0%. Sales in our Connectivity business line grew 6% in 2006, as a result of strong growth in bluetooth and embedded connectivity devices. Growth in Personal Entertainment Solutions of 6% was primarily driven by Nexperia multimedia sales. Sales in our Cellular business line slowed down in the last three months of 2006 due to weaker market conditions. Sales in our business line Cordless & IP terminals suffered from strong price erosion, caused by the commoditization of these products. In addition, our customers are increasingly demanding ‘‘naked dies’’ or unpackaged semiconductors, in the cordless market segment, which attract lower prices. Sales in our Sound Solutions business increased in 2006 by 5%.

Income from operations

Income from operations in 2006 was a loss of EUR 112 million, compared to a profit of EUR 72 million in 2005. Excluding the effect from purchase accounting the IFO 2006 was a profit of EUR 42 million. The decrease compared to 2005 was mainly due to increased research and development investments in key growth areas, including 3G cellular systems and Nexperia multimedia solutions and a significant price erosion in FM radio products. The higher R&D costs and lower margins were partially off set by lower G&A costs as a result of efficiency improvements.

Home

Total sales

Total sales in 2006 were EUR 942 million compared to EUR 1,002 million in 2005, a nominal decrease of 5.9%. On a comparable basis, total sales 2006 decreased by 4.9%. Sales in the last three months of the year were weak as a consequence of inventory corrections at our customers. The fourth quarter showed a further decline in the CRT TV related sales, reflecting the current market transition to digital. In the analog market segment, NXP holds a market share of above 40%. Lower sales in PC Systems and more particular in our personal computer systems business, was caused by delays in the development of the PC TV market and later than expected available solutions for this market.

Income from operations

Income from operations in 2006 amounted to EUR 201 million compared to a loss of EUR 85 million in 2005. Excluding the effect from purchase accounting, the loss in 2006 was EUR 55 million. The 2006 results benefited from higher contributions from digital television, set-top box and tuner businesses. Reductions in research and development spending in these areas also contributed to these improvements. Furthermore the exit from the DVD-R business reduced our cost base.

Automotive & Identification

Total sales

Total sales in 2006 were EUR 872 million compared to EUR 719 million in 2005, a nominal increase of 21.4%. On a comparable basis total sales increased by 22.2% in 2006. The increase mainly derived from our identification businesses in eGovernment and automatic fare collection products. This growth was strongly driven by recent design wins for our electronic passport products. Further our Radio Frequency Identification sales, which include our automatic fare collection products, were up strongly. In automatic fare collection, our MiFare products have become an industry standard and growth was driven by the continuing adoption of our products in this market. Our automotive sales increased slightly above overall growth in the automotive market.

Income from operations

Income from operations in 2006 was a loss of EUR 105 million, compared with a profit of EUR 168 million in 2005. Excluding the effects of purchase accounting, 2006 IFO was a profit of EUR 194 million. The increase in 2006 was highly driven by higher sales. Due to the attractiveness of the markets it supplies, we increased our research and development efforts in this business unit during the course of 2006.

MultiMarket Semiconductors

Total sales

Total sales in 2006 were EUR 1,345 million, compared to EUR 1,238 million in 2005, an increase of 8.6% in nominal terms. Excluding currency effects, total sales increased by 9.6% as a result from significantly higher sales in our Standard ICs, General Application and Power Management business lines. Sales in Standard ICs increased substantially, driven by strong growth in general purpose logic, interface products and microcontrollers. General Application sales increase was primarily related to a strong gain in overall market share, coupled with strong market demand for transistors & diodes, and a ramp-up of earlier design wins in integrated discretes. Power Management sales went up moderately, driven by strong growth in power solutions and data-converters.

These increases were partially offset by the phasing out of our Mobile Display Drivers product line.

Income from operations

Income from operations in 2006 was EUR 124 million, compared to EUR 139 million in 2005. Excluding the effect of purchase accounting, 2006 IFO was EUR 272 million. This increase over 2005 resulted from higher sales volumes and margins, the latter resulting from stable market prices and higher utilization rates at our discrete semiconductor manufacturing facilities. Our continuing rationalization of manufacturing operations and in particular our shift of bipolar power discrete semiconductor fabrication activities from the United Kingdom to China, has resulted in significant cost savings.

IC Manufacturing Operations

Total sales

Total sales in 2006 were EUR 168 million compared to EUR 146 million in 2005, a nominal increase of 15%. The sales growth was related to higher sales by SSMC to TSMC.

Income from operations

Income from operations in 2006 was a loss of EUR 64 million, compared to a profit of EUR 32 million in 2005. Excluding the effect of purchase accounting, 2006 IFO was a loss of EUR 22 million. Substantial erosion in wafer prices and higher spending in the Crolles2 Alliance affected negatively the IFO in 2006. This was partly offset by lower depreciation and amortization cost resulting from the continued implementation of our asset-light strategy, and savings from our Business Renewal Program.

Corporate and Other

Total sales

Total sales in 2006 were EUR 65 million compared to EUR 43 million in 2005, and related to IP licensing income and software.

Income from operations

Income from operations was a loss of EUR 224 million in 2005 compared to a loss of EUR 282 million in 2006 and are related to cost allocations from Philips, restructuring charges, pension costs, IP management cost, and costs for corporate research and development and corporate infrastructure.

Employment

Employees by segment at year-end

In number of FTE	2005	2006	2007

Mobile & Personal	2,992	3,473	4,100

Home	4,346	3,546	3,096

Automotive & Identification	768	1,095	1,385

MultiMarket Semiconductors	5,737	6,804	7,350

IC Manufacturing Operations	17,458	17,442	16,728

Corporate and Other	4,336	5,108	4,968
	35,637	37,468	37,627

Employees by segment 2007

Employees by segment 2006

Employees by segment

The tables above indicate the number of employees by segment at year-end. In 2007, the number of employees increased by 159 compared to 2006. The increase in employees within Mobile & Personal was mainly due to the expansion of Portable Sound Solutions in Vienna and Beijing. In Home, the number of employees decreased by 450, mainly due to restructuring in R&D and in the Tuner Factory in Asia. Automotive & Identification increased the number of employees by 290 mainly in R&D in preparation of the planned market ramp up of Radio Frequency Identification and Near Field Communication. The number of MultiMarket Semiconductors employees increased by 546 mainly due to the expansion in the production sites Guangdong and Malaysia. The number of employees in the IC Manufacturing Operations decreased by 714 due to the restructuring in the Nijmegen and Cabuyao sites and the transfer of the Suzhou operations into a new joint venture ASEN. The number of employees in Corporate and Other decreased by 140, following efficiency measures as part of the Business Renewal Program.

In 2006, the number of employees increased by 1,831, mainly driven by the separation from Philips. Approximately 900 employees, primarily in the areas of research and development, applied technologies and intellectual property, IC manufacturing and other corporate functions were transferred from Philips to NXP in 2006. Furthermore the improved utilization of our back-end capacity has lead to on increased number of employees in Greater China, principally in our MultiMarket Semiconductors and IC Manufacturing Operations.

Following tables indicate the number of employees per geographic area.

Employees by geographic area at year-end
In number of FTE	2005	2006	2007

Europe and Africa	12,685	13,698	14,018

Americas	1,801	1,827	1,776

Greater China	6,790	7,739	7,904

Asia Pacific	14,181	14,204	13,929

	35,637	37,468	37,627

Liquidity and capital resources

Cash flows

The condensed combined and consolidated statements of cash flows are presented as follows:

Condensed cash flow statements

	PREDECESSOR		SUCCESSOR	COMBINED	SUCCESSOR
In millions of euros	For the year ended December 31,	For the period January 1, 2006 – September 28,	For the period September 29, 2006 – December 31,	For the year ended December 31, 2006	For the year ended December 31,
	2005	2006	2006	2006	2007

Cash flow from operating activities:

Net income (loss)	(101)	5	(616)	(611)	(495)

Adjustments to reconcile net income (loss) to net cash provided by operating activities	893	463	908	1,371	878

Net cash provided by operating activities	792	468	292	760	383

Net cash used for investing activities	(358)	(457)	(184)	(641)	(509)

Cash flows before financing activities	434	11	108	119	(126)

Net cash (used for) provided by financing activities	(408)	48	702	750	(16)

Cash flows before exchange rate effects	26	59	810	869	(142)

Effect of changes in exchange rates on cash positions	9	(10)	(30)	(40)	(91)

Cash and cash equivalents at beginning of period	75	110	159	110	939

Cash and cash equivalents at end of period	110	159	939	939	706

Cash flow from operating activities

The Company’s net cash provided by operating activities in 2007 amounted to EUR 383 million compared to EUR 760 million in 2006. The net loss in 2007 of EUR 495 million (2006: a loss of EUR 611 million) includes non-cash items, such as depreciation and amortization (2007: EUR 1,133 million; 2006: EUR 1,282 million), net foreign currency exchange gains (2007: EUR 220 million; 2006: EUR 35 million), results relating to equity-accounted investees and minority interests. Furthermore, net gains on the sale of assets (2007: EUR 84 million; 2006: EUR 11 million) have been eliminated and included in the cash flow from investing activities. Net income adjusted for these items, which can be considered as potential operating cash generating or cash using income, amounted to income of EUR 429 million compared to income of EUR 678 million in 2006.

The decline of net cash provided by operating activities as compared to 2006 can be explained by higher net cash payments for interest (2007: EUR 323 million; 2006: EUR 38 million) and lower cash receipts from customers (mainly due to the lower sales level), partly offset by lower cash payments to suppliers.

The net cash provided by operating activities for 2006 was EUR 760 million compared to EUR 792 million for the year 2005. Cash flows for both periods were primarily influenced by operations and positive changes in working capital.

Cash flow from investing activities

The Company’s net cash used for investing activities in 2007 amounted to EUR 509 million and includes net capital expenditures (EUR 302 million), the acquisition of the Cellular Communications business of Silicon Laboratories Inc. (EUR 217 million), and the final settlement with Philips (EUR 86 million) relating to our acquisition by KASLION. This was partly offset by proceeds from the divestment of Cordless & VoIP Terminal operations (EUR 124 million).

In 2006, net cash used for investing activities amounted to EUR 641 million. Net capital expenditures (EUR 545 million) and the purchase of an additional stake of 10.7% in SSMC (EUR 90 million) were the main cash payments.

In 2005, net cash used for investing activities mainly related to capital expenditures for property, plant and equipment.

Cash flow from financing activities

The Company’s net cash used for financing activities in 2007 amounted to EUR 16 million, fully related to a reduction in short term debt.

The Company’s net cash provided by financing activities for the period September 29, 2006 through December 31, 2006 was EUR 702 million, consisting of the following major items: gross proceeds from a bridge loan of EUR 4,500 million; repayment of a loan from Philips, net of settlements, of EUR 3,704 million; gross proceeds from the issuance of notes in October 2006 of EUR 4,529 million; the subsequent equivalent of EUR 4,528 million repayment of the bridge loan.

For the period January 1, 2006 through September 28, 2006 the cash used for the repayment of debt was provided by transactions with Philips. The cash used for financing activities in 2005 were mainly related to transactions with Philips.

Financing

The condensed consolidated balance sheets at December 31, 2006 and 2007 are presented as follows:

Condensed balance sheet

In millions of euros	2006	2007

Cash and cash equivalents	939	706

Receivables and other assets	845	1,009

Inventories	646	650

Assets held for sale	—	88

Investment in equity-accounted investees	44	51

Other non-current financial assets	12	43

Property plant and equipment — net	2,284	1,696

Goodwill and intangible assets - net	5,097	5,129

Total assets	9,867	9,372

Accounts payable, accruals and other liabilities	1,149	1,435

Provisions	422	568

Debt	4,449	4,123

Minority interests	162	174

Business’ and Shareholder’s equity	3,685	3,072

Total liabilities and shareholder’s equity	9,867	9,372

Cash and cash equivalents

Our cash position at year end 2007 amounted to EUR 706 million, compared to EUR 939 million at the end of 2006.

Apart from the operational cash flow the cash position was mostly impacted by negative currency translation differences (EUR 91 million) and M&A transactions. In 2007 the acquisition of the Cellular Communications business of Silicon Laboratories Inc. (EUR 217 million) and the final settlement with Philips (EUR 86 million) was paid out of available cash. Furthermore, the divestment of the Cordless and VoIP Terminal operations (EUR 124 million) and the sale of the Crolles equipment (EUR 85 million) increased our cash position.

Debt position

In October 2006 we issued an aggregate euro-equivalent principal amount of EUR 4,529 million in fixed- and floating rate notes, in the following series:

EUR 1,000 million	floating rate senior secured notes due 2013
USD 1,535 million	floating rate senior secured notes due 2013
USD 1,026 million	7 7/8% senior secured notes due 2014
EUR 525 million	8 5/8% senior notes due 2015
USD 1,250 million	9 ½% senior notes due 2015

As of December 2007 these notes are still fully outstanding.

Currency effects after the date of issuance related to these notes reduced the debt position by EUR 111 million in 2006 and EUR 305 million in 2007.

As of December 31, 2007 we had long-term debt of EUR 4,119 million and short-term debt of EUR 4 million. At year end 2006 long-term debt stood at EUR 4,426 million and short-term debt at EUR 23 million.

Net debt

As of December 31, 2007 the Company had a net debt position (total debt minus cash and cash equivalents) of EUR 3,417 million, compared to EUR 3,510 million at the end of 2006

Our net debt to group equity ratio was 51 : 49 as of December 31, 2007 (48 : 52 at year end 2006).

Shareholder’s equity

Changes in equity in 2007 relate to the net loss for that period of EUR 495 million, translation differences of EUR 166 million and other comprehensive income that increased equity with EUR 29 million.

As of December 31, 2007, shareholder’s equity was EUR 3,072 million, compared to EUR 3,685 million as of December 31, 2006.

As a result of the Separation from Philips, NXP started as a stand-alone company with shareholder’s equity of EUR 4,305 million at September 29, 2006. During the period September 29, 2006 through December 31, 2006 major changes  in equity related to the net loss for that period of EUR 616 million, translation differences that resulted in a decrease of EUR 10 million and other comprehensive income of EUR 6 million.

Liquidity position

Management expects that the cash on hand, cash flows from operations and funds available under NXP’s senior secured revolving credit facility provide sufficient liquidity to fund current obligations, expected working capital requirements, restructuring obligations and capital spending for a period that includes the next 12 months. On September 29, 2006 the Company arranged an EUR 500 million senior secured revolving credit facility, of which approximately EUR 3 million has been used for the issuance of guarantees and letters of credit as of December 31, 2007. The facility expires in 2012. As of December 31, 2007, cash and cash equivalents were EUR 706 million. Including the cash position and the unused part of the senior secured revolving credit facility, NXP had access to liquidity resources of EUR 1,203 million as of December 31, 2007.

Prior to the Separation in September 2006, the operations were principally financed through Philips and its centralized cash management system, whereby all cash deposits to Philips were transferred and withdrew cash from Philips as necessary to fund the businesses. The balance of these accounts is reflected in business equity on NXP’s 2006 combined balance sheet, as Philips’ net investment in the Company.

Following the Separation, an own cash management structure for global cash pooling and centralized cash management was implemented. Short-term fluctuations in cash requirements are generally funded from cash balances.

Guarantees and contractual obligations

Guarantees

Guarantees issued or modified after December 31, 2002 having characteristics defined in FASB Interpretation No. 45 ‘Guarantor’s Accounting and Disclosure Requirements of Guarantees, including Indirect Guarantees of Indebtedness of Others’ (FIN45), are measured at fair value and recognized on the balance sheet. At the end of December 31, 2007, the total fair value of such guarantees was nil.

Guarantees issued before December 31, 2002 and not modified afterwards, and guarantees issued after December 31, 2002, which do not have characteristics defined in FIN45, remain off-balance sheet. As of December 31, 2007, there were no such guarantees recognized.

Contractual obligations (2)

Presented below is a summary of the NXP Semiconductors Group’s contractual obligations as at December 31, 2007.

in millions of euros	Total	Less then 1 year	1 - 3 years	3 – 5 years	After 5 years

Long-term debt	4,115	—	1	2	4,112
Capital lease obligations	4	—	1	1	2
Short-term debt	4	4	—	—	—
Operating leases	56	9	15	9	23
Interest on the notes (1)	2,353	341	682	682	648
Total contractual cash obligations	6,532	354	699	694	4,785

(1) On the basis of LIBOR and EURIBOR interest rates and USD/EUR balance sheet rates as at December 31, 2007.

(2) For further details about uncertain tax positions, amounting to EUR 26 million, please refer to note 10.

As at December 31, 2007 accrued interest on debt amounted to EUR 72 million.

NXP has contractual agreements, such as supply agreements, containing provisions that certain penalties may be charged if the Company does not fulfill its commitments.

Please refer to note 30.

NXP has a contractual agreement to contribute USD 21.6 million in its ASEN venture if our venture partner also contributes its contractually agreed amount before May 14, 2009, which will subsequently dilute NXP’s share in ASEN.

The Company sponsors pension plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. These are defined-benefit pension plans, defined-contribution pension plans and multi-employer plans.

Contributions to funded pension plans are made by the Company, as necessary, to provide sufficient assets to meet future benefits payable to plan participants. These contributions are determined by various factors, including funded status, legal and tax considerations and local customs.

The Company currently expects cash outflows in relation to postemployment and other postretirement benefits which are estimated to amount to EUR 57 million in 2008, consisting of EUR 9 million employer contributions to defined-benefit pension plans, EUR 40 million employer contributions to defined-contribution pension plans and multi-employer plans, and EUR 8 million expected cash outflows in relation to unfunded pension plans.

The expected cash outflows in 2008 and subsequent years are uncertain and may change substantially as a consequence of statutory funding requirements as well as changes in actual versus currently assumed discount rates, estimations of compensation increases and returns on pension plan assets.

For further details about cash obligations related to pension and other postretirement plans, see notes 23 and 24 of the group financial statements.

Risk management

The following sections present an overview of NXP’s approach to risk management and business control and a description of the nature and the extent of its exposure to risks. NXP recognizes different risk categories, namely market/business environment risks, strategic risks, operational risks, financial risks and compliance and financial reporting risks. These are further described in the section “risk categories” of this Annual Report. The risk overview provided is not exhaustive. Some risks not yet known to NXP or currently believed not to be material could later turn out to have a significant impact on NXP’s businesses, revenues, income, assets, liquidity or capital resources.

The risk factors should be considered in connection with the information provided under “forward-looking statements”, elsewhere in this Annual Report.

NXP’s approach to risk management and business control

Risk management forms an integral part of business management.  NXP’s risk and control policy is designed to provide reasonable assurance that objectives are met by integrating management control over daily operations, by ensuring compliance with legal requirements and by safeguarding the integrity of the financial reporting and related disclosures. Our management is responsible for identifying critical business risks and for implementing fit-for-purpose risk responses. Internal controls are managed and controlled by a regular assessment of the installed business controls and, if required, corrective actions.

Corporate governance

NXP believes that good corporate governance is a critical factor in achieving business success. Good corporate governance derives from, amongst other factors, solid internal controls and high ethical standards throughout every aspect of our business. Risk management is well-embedded in NXP’s corporate governance model.

The quality of NXP’s systems of business controls and the findings of internal and external audits are reported to and discussed by the Audit Committee of the Supervisory Board. Internal auditors monitor the quality of the business controls through risk-based operational audits, inspections of financial reporting controls and compliance audits. Internal audit committees at corporate and business levels meet on a regular basis to address weaknesses as reported by the auditors or from self-assessments and to take corrective action where necessary. These internal audit committees are also involved in determining the desired company-wide internal audit coverage as approved by the Supervisory Board Audit Committee.

NXP Business Control Framework

The NXP Business Control Framework (BCF), sets the standard for risk management and business controls at NXP. The objectives of the BCF are to maintain integrated management control of the Company’s operations, to ensure integrity of the financial reporting and business processes, as well as to comply with applicable laws and regulations.

With respect to financial reporting, a structured company-wide assessment and monitoring process is in place to enable the Chief Executive Officer and Chief Financial Officer to review the effectiveness of financial risk management and business controls. Each quarter, entities issue a formal certification statement to confirm the adequacy of the design and effectiveness of disclosure controls and internal controls over financial reporting. As part of the annual report process, management’s accountability for business controls is enforced through the formal issuance of a Statement on Business Controls and a Letter of Representation.

Sarbanes-Oxley Act of 2002

In connection with the registration of its exchange notes, NXP became a SEC registrant during 2007.  Following this SEC registration, NXP is subject to certain provisions of the Sarbanes-Oxley Act of 2002. A separate Annual Report on Form 20-F, certified by both the CEO and the CFO, will be filed with the US Securities and Exchange Commission, and, effective as of the filing of its second Annual Report on Form 20-F, management certification and auditor attestation requirements relating to its internal controls over financial reporting.

NXP Business Code of Conduct

The NXP Business Code of Conduct (BCC) explicitly lays out the rules of behavior that NXP as an organization and its employees commit to. The BCC outlines NXP’s general commitment to be a responsible social partner and the way in which it interacts with its stakeholders: customers, shareholders, employees, suppliers and the market. The BCC expresses NXP’s commitment to an economically, socially and ethically sustainable way of working. It covers NXP’s policy on a diverse array of subjects, including corporate gifts, child labor, sexual harassment and the integrity of the financial reporting.

Risks related to our Separation from Philips

Our historical results may not be representative of our future results as a separate, stand-alone company.

Our predecessor combined financial statements and other financial information we have included in this report have been derived from the consolidated financial statements of Philips and its accounting records and do not necessarily reflect what our results of operations, financial condition and cash flows would have been had we operated as a separate, stand-alone company during the periods presented in this report.

Philips did not account for us, and we were not operated, as a separate, stand-alone company for the predecessor periods presented.  The historical costs and expenses reflected in our combined financial statements include an allocation for certain corporate functions historically provided to us by Philips, including legal, finance, human resources and other administrative functions. These allocations are based on what we consider to be reasonable reflections of the historical utilization levels of these functions required in support of our business.

Moreover, our predecessor combined financial statements and the other historical financial information included in this report do not necessarily indicate what our results of operations, financial condition, cash flows or costs and expenses will be in the future. In particular, our combined financial statements do not reflect the costs to us of borrowing funds as a separate entity. Our pension plan costs and liabilities, tax rate and cash taxes paid may also increase significantly as a result of setting up our stand-alone plans. For more information on our results of operations, financial condition and cash flows, please refer to the combined and consolidated financial statements and the accompanying notes included in this report.

Risk categories

Taking risks is an inherent part of entrepreneurial behavior. NXP has a structured risk management process in place that recognizes market/business environment risks, strategic risks, operational risks, financial risks and compliance and financial reporting risks, and that encourages management to take risks in a controlled manner.

Market/Business environment risks

The market/business environment risks cover the effect that changes in the market may have on NXP. These risks relate to areas, such as economic and political development, that are likely to affect all market participants in a similar manner. Risks in this category include the following:

The financial performance of the semiconductor market is highly dynamic and cyclical and product and technology innovation occurs rapidly,.

As a result of its cyclicality, the semiconductor industry has in the past experienced significant downturns, often in connection with, or in anticipation of, maturing life cycles of semiconductor products and declines in general economic conditions. These downturns have been characterized by diminishing demand for end-user products, high inventory levels, under-utilization of manufacturing capacity and accelerated erosion of average selling prices.

The semiconductor industry is highly competitive. If NXP fails to introduce new technologies and products in a timely manner, it could adversely impact its business.

The semiconductor industry is highly competitive and characterized by constant and rapid technological change, short product lifecycles, significant price erosion and evolving standards. Accordingly, the success of NXP’s business depends to a significant extent on its ability to develop new technologies and products that are ultimately successful in the market.  NXP needs to participate in, and win, competitive bid selection processes to develop products for use in its customers’ equipment and products. These selection processes can be lengthy with no guarantee of winning a contract or generating revenue. Failure to win new design projects and delays in developing new products may have an adverse effect on NXP’s business.

The semiconductor industry is characterized by aggressive pricing and rapidly declining selling prices, especially at the end of the product lifecycle. If NXP is unable to advance its process technologies or to improve its efficiencies, cost reductions will not be sufficient to keep pace with reductions in market prices for the products NXP sells.

The demand for NXP products depends to a significant degree on the demand for the end products of NXP’s customers into which they are incorporated.

The vast majority of NXP’s revenues is derived from sales to OEM and ODM customers in the consumer electronics, communications and automotive industries. Demand from these customers fluctuates significantly, driven by consumer preferences, the development of new technologies and brand performance. The success of NXP depends on the success of its customers in the market place. Such customers may vary order levels significantly from period to period, request postponements to scheduled delivery dates, modify their orders or reduce lead times.

As NXP’s business is global, its operations are exposed to economic and political developments, and laws and regulations in countries across the world that could adversely impact its operating results.

The business environment is influenced by economic and political uncertainties that continue to affect the global economy and the international capital markets. As a Company with global operations, economic and political developments in various parts of the world could have an adverse effect on NXP’s operating results. Besides this, NXP is subject to environmental, health and safety laws and regulations in each jurisdiction in which it operates. It is also required to obtain environmental permits and other authorizations or licenses from governmental authorities for certain of its operations. No assurance can be given that NXP has been or will be at all times in complete compliance with such laws, regulations, permits and other authorizations or licenses. If it violates or fails to comply with these laws, regulations, permits and other authorizations or licenses, it could be fined or otherwise sanctioned by regulators.

Strategic business risks

Within strategic business risks, NXP assesses areas that influence its choices towards strategic opportunities and threats. Risks in this category include the following:

NXP relies to a significant extent on proprietary intellectual property. It may not be able to protect this intellectual property against improper use by its competitors or others.

NXP depends on patents and other intellectual property rights to protect its products against misappropriation by its competitors or others. The patents the Company receives may be insufficient to provide meaningful protection. NXP may not be able to obtain patent protection or secure other intellectual property rights in all the countries in which it operates, and, under the laws of such countries, patents and other intellectual property rights may be unavailable or limited in scope. Any inability on the part of NXP to protect adequately its intellectual property may have an adverse effect on its business.

Intellectual property that was transferred or licensed to NXP from Philips may not be sufficient to protect NXP’s position in the industry.

In connection with the Separation, Philips has transferred a set of patent families to NXP subject to certain limitations. These limitations give Philips the right to sublicense to third parties in certain circumstances. The strength and value of the intellectual property may be diluted if Philips licenses or otherwise transfers such intellectual property or such rights to third parties, especially if they compete with NXP.

NXP may lose rights to key intellectual property arrangements as a result of no longer being a business segment of Philips.

As the semiconductors division of Philips, NXP benefited from some of Philips’ intellectual property arrangements, including cross-licensing arrangements with other semiconductor companies and licenses from third parties of technology incorporated in its products and used to operate its business. Now the Separation has been completed, NXP may no longer be a beneficiary under a number of these agreements. As a result, NXP may not have rights to use important intellectual property that it has previously been licensed to use and may therefore be subject to claims that it is infringing intellectual property rights of third parties.

Management discussion and analysis

NXP may become party to intellectual property claims or litigation that could cause NXP to incur substantial costs or pay substantial damages or prohibit NXP from selling its products.

NXP may receive communications alleging possible infringement of patents and other intellectual property rights of others. Furthermore, NXP may become involved in costly litigation brought against it regarding patents, copyrights, trademarks, trade secrets or other intellectual property rights. If any such claims are asserted against NXP, it may seek to obtain a license under the third party’s intellectual property rights. NXP cannot assure that it will be able to obtain any or all of the necessary licenses on satisfactory terms, if at all.

In the event that NXP cannot obtain a license, these parties may file lawsuits seeking damages or an injunction against the sale of its products that incorporate allegedly infringed intellectual property or against the operation of its business as presently conducted. Such lawsuits could result in an increase in the costs of selling certain products, a need to partially or completely redesign certain products or discontinuation of the sale of certain products.

NXP relies on strategic partnerships and alliances for research and development. Termination of these relationships may adversely impact NXP’s business.

NXP has entered into long-term strategic partnerships with other leading industry participants. It also engages in alliances. If any of the partners were to encounter financial difficulties or change their business strategies, they may no longer be able or willing to participate.

This could have an adverse effect on NXP’s ability to continue the development of certain advanced products and process technologies.

NXP may from time to time make acquisitions and engage in other transactions to complement or expand its existing businesses. However, NXP may not be successful in acquiring suitable targets at acceptable prices and integrating them into its operations.

NXP’s future success may depend on acquiring businesses and technologies, making investments or forming joint ventures that complement, enhance or expand its current portfolio or otherwise offer growth opportunities. If NXP is unable to identify suitable targets, its growth prospects may suffer, and it may not be able to realize sufficient scale advantages to compete effectively in all markets. NXP may also face challenges in successfully integrating acquired companies into its existing organization.

NXP may from time to time attempt to exit certain product lines or business operations, or restructure its operations, but may not be successful in doing so.

From time to time, NXP may decide to divest certain product lines and business operations or restructure its operations. However, NXP’s ability to exit a product line or business in a timely manner or to restructure its operations in a manner it deems to be advantageous depends on a number of factors, many of which are outside of its control. If NXP is unable to do so, it may have an adverse effect on its business.

Operational risks

Operational risks include adverse unexpected developments resulting from internal processes, people and systems, or from external events that are linked to the actual running of each business. Risks in this category include the following:

In difficult market conditions, high fixed costs have a negative impact on NXP’s operating result.

The semiconductor industry is characterized by high fixed costs and, notwithstanding NXP’s significant utilization of third-party manufacturing capacity, most of its production requirements are met by its own manufacturing facilities. Under difficult market conditions, NXP is generally faced with a decline in the utilization rates of its manufacturing facilities. During such periods, NXP’s manufacturing plants do not operate at full capacity and the costs associated with this excess capacity are charged directly to cost of sales.

The semiconductor industry is capital intensive and if NXP is unable to invest the necessary capital to operate and grow its business, it may not remain competitive.

To remain competitive, NXP must constantly improve its facilities and process technologies and carry out extensive research and development, each of which requires investment of significant amounts of capital. If NXP is unable to generate sufficient cash or raise sufficient capital to meet both its debt service and capital investment requirements, or if it is unable to raise required capital on favorable terms when needed, it may have an adverse effect on its competitiveness.

NXP’s operating results may suffer if its production capacity does not match demand.

To operate efficiently, NXP attempts to maintain its manufacturing capacity at optimum levels relative to the demand it predicts for its products. Demand for its products is subject to significant fluctuation. A significant proportion of its manufacturing capacity is fixed because it takes a substantial amount of time to build new facilities. Moreover, because NXP has adopted an “asset-light” manufacturing strategy, its ability to increase internal manufacturing capacity is limited. To the extent that production demand exceeds available manufacturing capacity, NXP attempts to increase its usage of third-party manufacturing to meet requirements.

However, there can be no assurance that third-party capacity will be available or that third-party manufacturers will have the necessary process technology.

If suppliers are unable to satisfy NXP’s demand, or experience manufacturing difficulties, delays or reduced yields, operating results and ability to satisfy customer demand could suffer. Furthermore, outsourcing costs can vary materially from quarter-to-quarter and, in cases of industry shortages, they can increase significantly and negatively impact operating results.

Warranty and product liability claims against NXP could cause it to incur significant costs and affect its reputation and relationships with key customers.

NXP is from time to time subject to warranty and product liability claims with regard to product performance. NXP could incur product liability losses as a result of repair and replacement costs in response to customer complaints or in connection with the resolution of contemplated or actual legal proceedings relating to such claims. In addition to potential losses from claims and related legal proceedings, product liability claims could affect NXP’s reputation and its relationships with key customers.

Because NXP is dependent on its personnel for leadership and specialized skills, the loss of its ability to attract and retain such personnel could adversely affect its business.

The retention of talented employees in manufacturing, research and development, sales and marketing is critical to the success of NXP. In addition to personnel attraction and retention, loss of specialized skills due to illness of personnel on a larger scale, as a result of epidemic illness or catastrophic events, may result in business interruptions.

Disruptions in NXP’s relationships with any one of its key customers could adversely affect its operating result.

NXP derives a substantial portion of its sales from its top customers. NXP cannot guarantee that it will be able to generate similar levels of sales from its largest customers in the future. Should one or more of these customers substantially reduce their purchases from NXP, its business could be adversely affected.

The interests of our principal shareholders may be inconsistent with those of other stakeholders.

The Consortium, subject to the provisions of a Shareholders Agreement amongst the members of the Consortium, Philips and our management equity incentive plan, has the power to control our affairs and policies. Our principal shareholders may have conflicting interests with one another which may impede their ability to collectively make important decisions regarding our business. The interests of the members of the Consortium on the one hand and Philips on the other hand could also conflict with those of other stakeholders, particularly if we encounter financial difficulties or are unable to pay our debts when due. In addition, our principal shareholders and their respective affiliates could have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, would enhance their equity investments, and their respective affiliates may own, acquire and hold interests in businesses that compete directly or indirectly with us or may own businesses with interests that conflict with ours.

Financial risks

Within the area of financial risks, NXP identifies risks related to Legal, Treasury, Pensions and Tax. Compliance and financial reporting risks cover unanticipated failures to enact appropriate policies and procedures, and risks that could negatively impact NXP’s reliability of financial reporting, accuracy of disclosures and safeguarding of assets. Risks in these categories include the following:

NXP is exposed to a variety of financial risks, including currency risk, interest rate risk, liquidity risk, commodity price risk, credit risk, country risk and other insurable risks, which may impact NXP’s results.

NXP is a global company and as a direct consequence its financial results may be impacted by currency fluctuations. Furthermore, NXP is exposed to other movements in the financial markets in the form of interest rate risk and commodity price risk. For further analysis, please refer to “Details of financial risks”.

NXP has defined-benefit pension plans in a number of countries. The funded status and the cost of maintaining these plans are influenced by financial market and demographic developments, which may lead to volatility in NXP’s results.

A significant number of employees are covered by such plans. The accounting for defined-benefit pension plans requires management to determine discount rates, expected rates of compensation and expected returns on plan assets. Changes in these variables can have a significant impact on the projected benefit obligations and net periodic pension costs. A negative performance of the financial markets could have a material impact on funding requirements and net periodic pension costs. For further analysis, please refer to “Details of financial risks”.

NXP is exposed to a number of different tax uncertainties, which could have a significant impact on local tax results.

NXP is exposed to foreign taxation, and potentially to penalties, including interest payments. Uncertainties can result from disputes with local tax authorities about transfer pricing of internal deliveries of goods and services or relate to financing, acquisitions and divestments, the use of tax credits and permanent establishments, and losses carried forward. These uncertainties may have a significant impact on local tax results. For further analysis, please refer to “Details of financial risks”.

Legal proceedings covering a range of matters are pending in various jurisdictions against NXP. Due to the uncertainty inherent in litigations, it is difficult to predict the final outcome. An adverse outcome might impact NXP’s results.

The Company and certain of its businesses are involved as plaintiffs or defendants in legal proceedings in various matters. Although the ultimate disposition of asserted claims and proceedings cannot be predicted with certainty, NXP’s financial position and results of operations could be affected by an adverse outcome.

Compliance and financial reporting risks

Reliability of reporting, accuracy of disclosures and safeguarding of assets.

Reliability of reporting is a pre-requisite for management to steer the business. Flaws in control systems could adversely affect our financial results and hamper expected growth. The accuracy of disclosures affects investors’ and other market professionals’ understanding of NXP’s businesses. Imperfections in the disclosures could create uncertainty regarding the reliability of the data presented. Compliance procedures are adopted by management to ensure that the resource use is consistent with laws, regulations and policies, and that resources are safeguarded against waste, loss and misuse. Ineffective compliance procedures relating to the safeguarding of assets could have an undesirable effect on our financial results.

Details of financial risks

This section provides further details of some of the financial risks we face categorized by the corporate processes primarily responsible for managing these risks.

Treasury

NXP is exposed to several types of financial risks. These financial risks relate to adverse changes in market prices, including commodity prices, foreign currency exchange rates, interest rates, and of financial instruments. We enter into diverse financial transactions with several counterparties to mitigate our currency risk. Derivative instruments are only used for hedging purposes.

For a disclosure of currency risk and interest rate risk, please refer to note 34 to the Financial Statements.

Liquidity risk

The rating of the Company’s debt by major rating agencies or banks may improve or deteriorate. As a result, NXP’s borrowing capacity and financing costs may be impacted. NXP has various sources to mitigate such risk including a EUR 500 million secured revolving credit facility (expiring in 2012) and cash on hand.

Commodity price risk

NXP is a purchaser of certain base metals, precious metals and energy used in the manufacturing process of our products. Currently NXP does not use financial derivative instruments to manage such exposure to fluctuations in commodity prices.

Credit risk

Credit risk represents the loss that would be recognized at the reporting date if counterparties failed to perform upon their agreed payment obligations. Credit risk is present within the trade receivables of NXP. Such exposure is reduced through ongoing credit evaluations of the financial conditions of our customers and by adjusting payment terms and credit limits when appropriate.

NXP invests available cash and cash equivalents with various financial institutions and is in that respect exposed to credit risk with these counterparties. NXP actively manages concentration risk on a daily basis adhering to a treasury management policy. Cash is invested and financial transactions are concluded where possible with financial institutions with a strong credit rating. As of December 31, 2007 most of the Company’s cash was placed in short-term deposits, with financial institutions with a rating of at least AA-.

Insurable risk

Global insurance policies are in place to cover NXP for possible losses resulting from various types of risks in the areas of property damage, business interruption, general and product liability, transport, directors and officers liability, employment practice liability, and criminal liability. To lower exposures and to avoid potential losses, NXP has a worldwide risk engineering program in place. The main focus in this program is on property damage and business interruption risks.

Pensions

NXP has defined-benefit pension plans in a number of countries. The funded status and the cost of maintaining these plans are influenced by financial market and demographic developments, which may create volatility in NXP’s results.

A significant number of employees in Europe and Asia are covered by these plans. The accounting for defined-benefit plans requires management to determine discount rates, expected rates of compensation and expected return on plan assets. Changes in these variables can have a significant impact on the projected benefit obligations and net periodic pension cost. A negative performance of the financial markets could have a material impact on funding requirements and net periodic pension cost and also affect the value of certain financial assets of the Company. For quantitative and qualitative disclosure of pensions, please refer to note 23 to the combined and consolidated financial statements.

Fiscal

NXP has issued transfer pricing directives in the area of goods, services and financing, which are in accordance with the Guidelines of the Organization of Economic Co-operation and Development. As transfer pricing has a cross border effect, the focus of local tax authorities on implemented transfer pricing procedures in a country may have an impact on results in another country. In order to mitigate the transfer pricing uncertainties within NXP deployment measures have been taken and a monitoring system has been put in place. On a regular basis audits are executed to test the correct implementation of the transfer pricing directives.

NXP has various tax assets partly resulting from the acquisition of its business from Philips or from other acquisitions. Tax assets can also result from the generation of tax losses in certain legal entities. Tax authorities may challenge these tax assets. The value of the tax assets resulting from tax losses carried forward depends on having sufficient taxable profits in the future.

Critical accounting policies

The preparation of financial statements and related disclosures in accordance with accounting principles generally accepted in the United States requires our management to make judgments, assumptions and estimates that affect the amounts reported in our combined (predecessor) financial statements, our consolidated (successor) financial statements and the accompanying notes. The critical accounting policies as described in this section are related to both the predecessor financial statements as well as the successor financial statements unless stated otherwise. Our management bases its estimates and judgments on historical experience, current economic and industry conditions and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. If actual results differ significantly from management’s estimates, there could be a material adverse effect on our results of operations, financial condition and liquidity.

The combined financial statements of our predecessor period ending September 28, 2006 have been derived from the consolidated financial statements of Philips and principally represent the semiconductors segment.  We were historically operated as a segment of Philips and a number of services were provided to us by Philips. These include certain corporate functions such as management oversight and brand campaigns, basic research and IP services.  In addition, we participated in Philips pension plans, overall treasury management and tax planning strategies.

We have estimated the cost of all such services and have recorded these amounts in our combined financial statements. These estimates are subject to significant judgment and have had a material impact on our combined financial statements. The combined financial statements of our predecessor period do not reflect the impact of our acquisition by KASLION Acquisition B.V. There has been a significant impact on our financial results as a result of accounting for the acquisition, the purchase price for which has been pushed-down to NXP B.V., the parent company of the NXP Semiconductors Group. Our significant accounting policies are summarized in the section Accounting Policies under note 3 of our consolidated financial statements. Summarized below are those of our accounting policies where management believes the nature of the estimates or assumptions involved is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change.

Inventories

Inventories are stated at the lower of cost or market. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of conversion of inventories include direct labor and fixed and variable production overheads, taking into account the stage of completion. The cost of inventories is determined using the first-in, first-out (FIFO) method. In determining the value of our inventories, estimates are made of material, labor and overhead consumed. In addition, our estimated yield has a significant impact on the valuation. We estimate yield based on historical experience.

An allowance is made for the estimated losses due to obsolescence. This allowance is determined for groups of products based on purchases in the recent past and/or expected future demand.

Impairment

We review long-lived assets for impairment when events or circumstances indicate that carrying amounts may not be recoverable. Assets subject to this review include equity and security investments, definite life intangible assets and tangible fixed assets. Impairment of equity and security investments results in a charge to income when a loss in the value of an investment is deemed to be other than temporary.

Management regularly reviews equity investments for impairment based on the extent to which cost exceeds market value, the duration of decline in market value and the financial condition. In determining impairments of intangible assets, goodwill and tangible fixed assets, management must make significant judgments and estimates to determine whether the cash flows generated by those assets are less than their carrying value. Determining cash flows requires the use of judgments and estimates that have been included in the Company’s strategic plans and long-range forecasts. The data necessary for the execution of the impairment tests are based on management estimates of future cash flows, which require estimating revenue growth rates and profit margins. For our IC Manufacturing Operations segment, the review of impairment of long-lived assets is carried out on a company-wide basis, as IC Manufacturing Operations is the shared manufacturing base for the other business units with no discrete cash flows that are largely independent of other cash flows.

Assets other than goodwill are written down to their fair value when the value of their undiscounted cash flows are less than the carrying value of the assets. The fair value of impaired assets is generally determined by taking into account these estimated cash flows and using a present value technique for discounting these cash flows based on the business-unit specific Weighted Average Costs of Capital (WACC), which ranged between 12.5% and 15.0% in 2007.

Goodwill is evaluated at least annually for impairment at business unit level, and written down to its implied fair value, in the case of impairment, in the manner as discussed in the accounting policies in note 3 to the Financial Statements. The determination of such implied fair value involves significant judgment and estimates from management as discussed above. In 2007 and in previous years the goodwill impairment test did not result in goodwill impairment.

Changes in assumptions and estimates included within the impairment reviews could result in significantly different results than those recorded in the combined and consolidated financial statements.

Restructuring

The provision for restructuring relates to the estimated costs of initiated reorganizations that have been approved by our Board of Management and that involve the realignment of certain parts of the industrial and commercial organization.  When such reorganizations require discontinuance and/or closure of lines of activities, the anticipated costs of closure or discontinuance are included in restructuring provisions.

Management uses estimates to determine the amount of restructuring provision. Our estimates are based on our anticipated personnel reductions and average associated costs. These estimates are subject to judgment and may need to be revised in future periods based on additional information and actual costs.

Revenue Recognition

The Company’s revenues are primarily derived from made-to-order sales to original equipment manufacturers (“OEM”s) and similar customers. A smaller portion of the Company’s revenues is derived from sales to distributors.

The Company applies the guidance in SEC Staff Accounting Bulletin Topic 13 “Revenue Recognition” and recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or the service has been provided, the sales price is fixed or determinable, and collection is reasonably assured, based on the terms and conditions of the sales contract. For “made to order” sales, these criteria are generally met at the time the product is shipped and delivered to the customer and title and risk have passed to the customer. Examples of delivery conditions typically meeting these criteria are ‘Free on Board point of delivery’ and ‘Costs, Insurance Paid point of delivery’. Generally, the point of delivery is the customer’s warehouse.  Acceptance of the product by the customer is generally not contractually required, since, with “made-to-order” customers, design approval commences manufacturing and delivery without further acceptance protocols. Payment terms used are those that are customary in the particular geographic market.

When management has established that all aforementioned conditions for revenue recognition have been met and no further post-shipment obligations exist revenue is recognized.

For sales to distributors, the same recognition principles apply and similar terms and conditions as for sales to other customers are applied. However, for some distributors, contractual arrangements are in place that allow these distributors to return product if certain conditions are met. These conditions generally relate to the time period during which return is allowed and reflect customary conditions in the particular geographic market. Other return conditions relate to circumstances arising at the end of a product cycle, when certain distributors are permitted to return products purchased during a pre-defined period after the Company has announced a product’s pending discontinuance. Long notice periods associated with these announcements generally prevent significant amounts of product from being returned, however. Repurchase agreements with OEM’s or distributors are generally not entered into by the Company.

For sales where return rights exist, the Company applies the guidance given in SFAS 48 “Recognition When Right of Return Exists.” Based on historical data, management has determined that only a very small percentage of the sales to this type of distributors is actually returned. In accordance with the requirements of SFAS 48, a pro rata portion of the sales to these distributors is not recognized but deferred until the return period has lapsed or the other return conditions no longer apply. Revenues are recorded net of sales taxes, customer discounts, rebates and similar charges. Shipping and handling costs billed to customers are recognized as revenues.  Expenses incurred for shipping and handling costs of internal movements of goods are recorded as cost of sales. Shipping and handling costs related to sales to third parties are reported as selling expenses.

Royalty income, which is generally earned based upon a percentage of sales or a fixed amount per product sold, is recognized on an accrual basis. Government grants, other than those relating to purchases of assets, are recognized as income as qualified expenditures are made.

A provision for product warranty is made at the time of revenue recognition and reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to the sold products. In cases where the warranty period is extended and the customer has the option to purchase such an extension, which is subsequently billed separately to the customer, revenue recognition occurs on a straight-line basis over the contract period.

Income Taxes

The Company’s income taxes as presented in the predecessor combined financial statements were calculated on a separate tax return basis, although the Company was included in the consolidated tax return of Philips. Philips manages its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessary reflective of the tax strategies that the Company would have followed or will follow as a stand-alone Company.

Income taxes in the successor consolidated financial statements are accounted for using the asset and liability method. We operate in numerous countries where our income tax returns are subject to audits and adjustments. Because we operate globally, the nature of the audit items are often very complex. We employ internal and external tax professionals to minimize audit adjustment amounts where possible. We have applied the provisions of FIN 48 with regard to uncertain tax positions and have recognized a liability for tax positions taken but possibly not entirely realizable, based on estimated amounts that have a cumulative realizability of more than 50%.

We exercise judgment in determining the extent of the realization of the net operating losses (NOLs) based upon estimates of future taxable income in the various jurisdictions in which these NOLs exist. Where there is an expectation that on the balance of probabilities there will not be sufficient taxable profits to utilize these NOLs a valuation allowance has been made against these deferred tax assets. If actual events differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact the Company’s financial position and results.

Benefit Accounting

The Company accounts for the cost of pension plans and postretirement benefits other than pensions in accordance with SFAS No. 87 ‘Employer’s Accounting for Pensions”, and SFAS No. 106 ‘Postretirement Benefits other than Pension’, respectively. The Company’s employees participate in pension and other postretirement benefit plans in many countries.

The costs of pension and other postretirement benefits and related assets and liabilities with respect to the Company employees participating in defined-benefit plans have been allocated to the Company based upon actuarial computations. We record the unfunded status associated with these plans in accordance with the requirements of SFAS No. 158 and record the actuarially determined pension costs each period. Pension costs in respect of defined-benefit pension plans primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

In calculating obligation and expense, we are required to select certain actuarial assumptions. These assumptions include discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Our assumptions are determined based on current market conditions, historical information and consultation with and input from our actuaries. Changes in the key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic pension cost incurred. For a discussion of the current funded status and a sensitivity analysis with respect to pension plan assumptions, please refer to note 23 of the financial statements.

Share-based compensation

A share-based compensation plan was put in place by our parent company KASLION Acquisition B.V. in the course of 2007. Under this plan management and certain other executives acquire the right to receive depository receipts of KASLION shares upon exercise and payment of the exercise price, after these rights have vested and only if a change in control event that triggers exercise has taken place. Also, equity rights were granted to certain non-executive employees containing the right to acquire KASLION shares for no consideration after the rights have vested and a change in control event that triggers exercise has taken place. No new share-based compensation arrangements were in place in the period from September 29, 2006 through December 31, 2006.

The 2007 plan is accounted for in accordance with the provisions of SFAS 123(R). The Company uses a binomial option-pricing model to determine the estimated fair value of the equity instruments. Since neither KASLION’s stock options nor its shares are traded on any stock exchange and exercise is dependent upon a sale or change of control of the Company, employees can receive no value nor derive any benefit from holding these options or rights without the fulfillment of the conditions for exercise. The Company has concluded that the fair value of the share-based payments can best be estimated by the use of a binomial option-pricing model because such model takes into account the various conditions and subjective assumptions that determine the estimated value. The assumptions used are:

•        Expected life of the options and equity rights is 4.25 years;

•        Risk-free interest rate is 4.1%;

•        Expected asset volatility is 26.9%;

•        Lack of marketability discount is 35%.

Because the options and rights are not traded, an option-based approach (the Finnerty model) was used to calculate an appropriate discount for lack of marketability. The expected life of the options and rights is an estimate based on the time period private equity investors typically take to liquidate a portfolio investment. The volatility assumption has been based on the average volatility of comparable companies over an equivalent period from valuation to exit date. Changes in the assumptions can materially affect the fair value estimate.

Reconciliation of non-US GAAP information

Certain non-US GAAP financial measures are presented when discussing the NXP Group’s financial position. In the following tables, a reconciliation to the most directly comparable US GAAP financial measure is made for each non-US GAAP performance measure.

Sales growth composition

In %	Comparable growth	Currency effects	Consolidation changes	Nominal growth
For the year 2007 versus the year 2006

Mobile & Personal	13.8	(6.9)	(7.2)	(0.3)
Home	(20.4)	(6.6)	(0.8)	(27.8)
Automotive & Identification	8.8	(4.0)	7.2	12.0
MultiMarket Semiconductors	(0.7)	(5.4)	(5.7)	(11.8)
IC Manufacturing Operations (1)	—	—	—	—
Corporate and Other (1)	—	—	—	—

NXP Group	1.4	(5.8)	(2.3)	(6.7)

In %	Comparable growth	Currency effects	Consolidation changes	Nominal growth
Combined for the year 2006 versus the year 2005

Mobile & Personal	(2.0)	(1.1)		(3.1)
Home	(4.9)	(1.0)		(5.9)
Automotive & Identification	22.2	(0.8)		21.4
MultiMarket Semiconductors	9.6	(1.0)		8.6
IC Manufacturing Operations (1)	—	—		—
Corporate and Other (1)	—	—		—

NXP Group	5.4	(1.3)	—	4.1

In %	Comparable growth	Currency effects	Consolidation changes	Nominal growth
For the year 2005 versus the year 2004

Mobile & Personal	5.8	0.3		6.1
Home	(5.9)	0.4		(5.5)
Automotive & Identification	1.9	(0.1)		1.8
MultiMarket Semiconductors	(2.5)	0.1		(2.4)
IC Manufacturing Operations (1)	—	—		—
Corporate and Other (1)	—	—		—

NXP Group	(1.4)	0.2	—	(1.2)

(1) Not meaningful

Adjusted EBITA to EBITA to Net income (loss)

	PREDECESSOR		SUCCESSOR	COMBINED	SUCCESSOR
	For the year ended December 31,	For the period January 1, 2006 - September 28,	For the period September 29, 2006 - December 31,	For the year ended December 31,
	2005	2006	2006	2006	2007

Adjusted EBITA	281	255	69	324	212

Add back:
Exit of product lines	(110)	(35)	(9)	(44)	(13)
Restructuring costs and impairment	(8)	(17)	(4)	(21)	(159)
Minority interest and results of equity-accounted investees	(39)	(47)	(6)	(53)	(61)
Other	8	(45)	(39)	(85)	(17)
Effects of PPA	—	—	(156)	(155)	(102)

EBITA	132	111	(145)	(34)	(140)

Include:
Amortization intangible assets	(69)	(19)	(640)	(659)	(496)
Financial income (expenses)	(63)	(22)	(73)	(95)	(133)
Income taxes	(101)	(65)	242	177	274
Net income (loss)	(101)	5	(616)	(611)	(495)

Adjusted EBITDA to EBITDA to Net income (loss)

	PREDECESSOR		SUCCESSOR	COMBINED	SUCCESSOR
	For the year ended December 31,	For the period January 1, 2006 — September 28,	For the period September 29, 2006 — December 31,	For the year ended December 31,
	2005	2006	2006	2006	2007

Adjusted EBITDA	1,030	707	214	921	749

Add back:
Exit of product lines	(110)	(35)	(9)	(44)	(13)
Restructuring costs and impairment	(8)	(17)	(4)	(21)	(159)
Minority interest and results of equity-accounted investees	(39)	(47)	(6)	(53)	(61)
Other	8	(45)	(39)	(84)	(17)
Effects of PPA	—	—	(130)	(130)	(2)

EBITDA	881	563	26	589	497

Include:
Amortization intangible assets	(69)	(19)	(640)	(659)	(496)
Depreciation property, plant and equipment	(749)	(452)	(171)	(623)	(637)
Financial income (expenses)	(63)	(22)	(73)	(95)	(133)
Income taxes	(101)	(65)	242	177	274

Net income (loss)	(101)	5	(616)	(611)	(495)

Adjusted Income from Operations (IFO) to IFO

	NXP Group	Mobile & Personal	Home	Automotive & Identification	MultiMarket Semi- conductors	IC Manufacturing Operations	Corporate and Other

2007
Adjusted IFO	190	8	(76)	221	236	32	(231)
Add back:
Exit of productlines	(13)	(14)	1	—	—	—	—
Restructuring costs and impairment	(159)	(8)	(14)	—	(1)	(96)	(40)
Other incidental items	(17)	84	(1)	(2)	(2)	(10)	(86)
Effects of PPA	(576)	(188)	(81)	(109)	(113)	(85)	—
IFO	(575)	(118)	(171)	110	120	(159)	(357)

Combined 2006
Adjusted IFO	300	41	(6)	202	282	(15)	(204)
Add back:
Exit of productlines	(44)	1	(40)	—	(5)	—	—
Restructuring costs and impairment	(21)	—	(7)	—	1	(4)	(11)
Other incidental items	(85)	—	(2)	(8)	(6)	(3)	(66)
Effects of PPA	(790)	(154)	(146)	(299)	(148)	(42)	(1)
IFO	(640)	(112)	(201)	(105)	124	(64)	(282)

Composition of cash flows before financing activities

	PREDECESSOR		SUCCESSOR	COMBINED	SUCCESSOR
	For the year ended December 31,	For the period January 1, 2006 — September 28	For the period September 29, 2006 — December 31,	For the year ended December 31,
	2005	2006	2006	2006	2007

Cash flows from operating activities	792	468	292	760	383

Cash flows from investing activities	(358)	(457)	(184)	(641)	(509)

Cash flows before financing activities	434	11	108	119	(126)

Composition of net debt to group equity

	2006	2007

Long-term debt	4,426	4,119
Short-term debt	23	4
Total debt	4,449	4,123
Cash and cash equivalents	(939)	(706)
Net debt (cash)
(total debt less cash and cash equivalents)	3,510	3,417

Minority interests	162	174
Shareholder’s equity	3,685	3,072
Group equity	3,847	3,246

Net debt and group equity	7,357	6,663
Net debt divided by net debt and group equity (in %)	48	51
Group equity divided by net debt and group equity (in %)	52	49

Subsequent events

The General Meeting of Shareholders has resolved that, as of January 1, 2008, NXP will change over from euro to US dollar as its reporting currency in order to be more aligned with the Semiconductor market.

In January 2008, we completed the acquisition of GloNav Inc., a US-based fabless semiconductor company developing single-chip solutions for global positioning systems (GPS) and other satellite navigation systems. This transaction was announced on December 21, 2007.

On February 14, 2008, NXP and Thomson announced the signing of a Memorandum of Understanding to combine their can tuner modules operations in a joint venture. NXP and Thomson expect that the definitive joint venture agreements will be finalized and the transaction will close in the second quarter of 2008, subject to closing conditions, including social and regulatory approvals.

Outlook

Taking seasonal patterns into account, the Company expects a 9 to 13% sequential sales decline in the first quarter of 2008 on a comparable basis. This translates into a year on year low single digit sales increase on a comparable basis.

Eindhoven, March 3, 2008

Board of Management

NXP’s leadership

Board of Management (1)

Under the chairmanship of the CEO, the Board of Management is entrusted with the general management of the Company, including the deployment of its strategy and policies, and the achievement of its objectives and results. The Board of Management, whose members are appointed and dismissed by the General Meeting of Shareholders upon proposal by the Supervisory Board, and who is embedded in NXP’s Executive Management Team (‘EMT’), is accountable to our Supervisory Board and to the General Meeting of Shareholders. Members of the Board of Management hold office until they are removed or replaced by the General Meeting of Shareholders. Major decisions of the Board of Management require the approval of the Supervisory Board, including decisions relating to the Company’s operational and financial objectives and the strategies it uses to achieve those objectives.

Set forth below is a list of the members of the Board of Management as of December 31, 2007, along with their year of birth and nationality:

Frans van Houten, 1960, Dutch

Mr. van Houten is Chairman of the Board of Management, President and Chief Executive Officer since November 2004. Mr. van Houten has previously served in various positions at Philips and was a member of the Philips Board of Management from April 2006 to September 29, 2006.

Peter van Bommel, 1957, Dutch

Mr. van Bommel is a member of the Board of Management, Executive Vice President and Chief Financial Officer since September 2005. Prior to his role as CFO of LG.Philips Displays in Hong Kong from October 2002 to September 2005, he has worked in several Philips businesses, such as in the components and semiconductors area from 1979 to October 2002. He currently holds a non-executive directorship at Advanced Semiconductor Manufacturing Corporation Limited.

Theo Claasen, 1945, Dutch

Mr. Claasen is a member of the Board of Management, Executive Vice President, Strategy and Business Development. Prior to this role he was employed in various managerial positions at Philips Research Laboratories in Eindhoven since 1971.

Hein van der Zeeuw, 1954, Dutch

Mr. van der Zeeuw is a member of the Board of Management, Executive Vice President and Chief Operations.(2) (3) He has served in various positions at Philips from 1982 to September 29, 2006. He currently holds a non-executive directorship at Advanced Semiconductor Manufacturing Corporation Limited and Suzhou ASEN Semiconductors Co., Ltd.

(1)          Effective January 1, 2008, the Company implemented a revised corporate governance structure. In order to simplify and increase the efficiency, the Board of Management and Executive Management Team (‘EMT’) are effectively co-joined into one management layer. The EMT is the executive management layer where the organization matrix comes together, where the Business Units, the core processes and the support functions act as one team together to lead the Company. In the new set up, some members of the EMT continue to carry - next to their normal EMT duties - the responsibility as formal Board members with fiduciary duties as per Dutch company law.

(2)          Until January 1, 2008, Mr Van der Zeeuw was General Manager of MultiMarket Semiconductors

(3)          As per January 1, 2008, Alexander Everke (1963, German) has been appointed General Manager of MultiMarket Semiconductors Business, Senior Vice President, and a member of the Executive Management Team.

Executive Management Team (1)

Subject to the overall authority of our Board of Management, the Executive Management Team is the primary executive management layer within NXP where the business units, the core processes and the support functions act as one team together to lead our company. The Executive Management Team, consisting  of the members of the Board of Management, as well as eight senior executives of the Company, has overall operational responsibility for the management of the Company and carries out the day-to-day operations of the business, including the development of business plans, budgets and operational forecasts.  Members of the Executive Management Team, other than members of the Board of Management, are appointed and dismissed by the Board of Management and hold office until they are removed or replaced by the Board of Management.

Set forth below is a list as of December 31, 2007 of the members of the Executive Management Team, other than the members of the Board of Management along with their year of birth and nationality:

Marc de Jong, 1961, Dutch

Mr. de Jong is Executive Vice President and General Manager of the Automotive & Identification business unit since November 2005.  He has previously served in various positions at Philips since 1986.

Mark Cetto, 1964, French

Mr. Cetto is Senior Vice-President and General Manager of the Mobile & Personal business     unit since April 18, 2007 (5). Having over 15 years’ experience in the semiconductor industry, he joined NXP following his tenure at Texas Instruments.

Christos Lagomichos, 1955, Greek

Mr. Lagomichos is Senior Vice-President and General Manager of the Home business unit since September 1, 2007 (6). Before joining NXP, he worked for ST Microelectronics where he held various senior management roles.

Rene Penning De Vries, 1954, Dutch

Mr. Penning De Vries is Senior Vice President and Chief Technology Officer. He was employed by Philips from 1984 to September 29, 2006 in various managerial positions.

Pascal Langlois, 1960, French

Mr. Langlois is Senior Vice President, Global Sales since September 2006. He previously served in this role at Philips Semiconductors. Before joining Philips Semiconductors in 1999, Mr. Langlois served at VLSI Technology, Arrow-Jermyn and National Semiconductors.

Peter Kleij, 1960, Dutch

Mr. Kleij is Senior Vice President, Human Resource Management since September 2002.  Prior to joining Philips in 1996, he worked for various large companies, including AT&T.

Guido Dierick, 1959 , Dutch

Mr. Dierick is Senior Vice President, General Counsel, responsible for Legal and IP since 2000. He previously was employed by Philips from 1982 and worked in various legal positions.

Ajit Manocha, 1950, American

Mr. Manocha is Executive Vice President and Chief Manufacturing Officer (4). He previously served in this capacity for Philips Semiconductors. Prior to joining Philips, Mr. Manocha held several positions with AT&T Microelectronics.

(1)          Effective January 1, 2008, the Company implemented a revised corporate governance structure. In order to simplify and increase the efficiency, the Board of Management and EMT are effectively co-joined into one management layer. The EMT is the executive management layer where the organization matrix comes together, where the Business Units, the core processes and the support functions act as one team together to lead the Company. In the new set up, some members of the EMT continue to carry - next to their normal EMT duties - the responsibility as formal Board members with fiduciary duties as per Dutch company law.

(2)          Until January 1, 2008, Mr Van der Zeeuw was General Manager of MultiMarket Semiconductors

(3)          As per January 1, 2008, Alexander Everke (1963, German) has been appointed General Manager of MultiMarket Semiconductors Business, Senior Vice President, and a member of the Executive Management Team.

(4)          Mr Manocha resigned from his position effective January 1, 2008.

(5)          Prior to April 18, 2007, this function was fulfilled by Mr Gert-Jan Kaat.

(6)          Prior to April 12, 2007, this function was fulfilled by Mr Giel Rutten. Between April 12 and September 1, 2007, this function was fulfilled ad interim by Marc de Jong.

Supervisory Board

The Supervisory Board has comprehensive oversight responsibilities and supervises and advises the Board of Management in performing its management tasks and setting the direction of NXP’s business.  It approves major management decisions, including the overall business strategy, and supervises the structure and management of the Company’s internal control systems and the financial reporting process.  It also determines the remuneration of the individual members of the Board of Management within the established remuneration policy.

While retaining overall responsibility, the Supervisory Board assigns certain of its tasks to three permanent committees: the Operating Committee, the Nominating and Compensation Committee and the Audit Committee. The Supervisory Board consists of eight members, appointed and dismissed by the General Meeting of Shareholders. Six of whom are nominated by KASLION Holding B.V., one of whom is nominated by Philips, Mr. Eric Coutinho, and one of whom is an independent Chairman, Sir Peter Bonfield, who is appointed and dismissed jointly by KASLION Holding B.V. and Koninklijke Philips Electronics N.V. The members of the Supervisory Board hold office until they are removed or replaced by the General Meeting of Shareholders. Members of the permanent committees are appointed and dismissed by the Supervisory Board.

Set forth below is a list of the members of the Supervisory Board and their committee membership as of December 31, 2007 along with their year of birth and nationality:

Sir Peter Bonfield, 1944, British

Sir Peter is the chairman of the Supervisory Board since September 29, 2006.  Sir Peter served as CEO and Chairman of the Executive Committee for BT plc from 1996 to 2002 and prior to that was Chairman and CEO of ICL plc (now Fujitsu Services). Sir Peter also worked in the semiconductor industry during his tenure as a divisional director at Texas Instruments, for whom he held a variety of senior management positions around the world. Sir Peter currently holds non-executive directorships at LM Ericsson, TSMC, Mentor Graphics and Sony.

Johannes P. Huth, 1960, German (1) (2)

Mr. Huth is a vice-chairman of the Supervisory Board since September 29, 2006 and Managing Director of KKR Europe. He has been with KKR for seven years. Currently, he is on the board of directors of ATU, Demag, Duales System Deutschland (DSD), MTU Aero Engines, NXP, Selenia, SBS Broadcasting, Wincor Nixdorf and Zumtobel. Mr. Huth started his professional career with Salomon Brothers in New York and London. Following that, he worked with Investcorp in London.

Richard L. Clemmer, 1951, American

Mr. Clemmer is a member of the Supervisory Board and Senior Advisor of KKR. He was elected to the Supervisory Board effective December 1, 2007*. Mr. Clemmer serves on various boards including of i2 Technologies, Inc.

Eric Coutinho, 1951, Dutch

Mr. Coutinho is a member of the Supervisory Board since September 29, 2006 and Chief Legal Officer of Royal Philips Electronics and a member of its Group Management Committee. He has been with Philips since 1979 during which time he has worked in various positions. He is also Deputy Chairman of The Netherlands Philips Pension Funds.

Egon Durban, 1973, German (1) (3)

Mr. Durban is a member of the Supervisory Board since September 29, 2006 and Managing Director of Silver Lake Partners. He joined Silver Lake in January 1999. Prior to joining Silver Lake, Mr. Durban worked in various positions at Morgan Stanley. He serves on the board of Intelsat and the operating committee of SunGard.

Ian Loring, 1966, American

Mr. Loring is a member of the Supervisory Board since September 29, 2006 and a Managing Director of Bain Capital Partners. Prior to joining Bain Capital in 1996, Mr. Loring  worked at Berkshire Partners and previously he worked at Drexel Burnham Lambert. He serves as a director of Cumulus Media Partners, Eschelon Telecom and Warner Music Group.

Michel Plantevin, 1956, French (1) (2)

Mr. Plantevin is a member of the Supervisory Board since September 29, 2006 and a Managing Director of Bain Capital Partners. Prior to joining Bain Capital in 2003, Mr. Plantevin worked at Goldman Sachs in London, and prior to that he was a partner with Bain & Company in London and Paris. He also serves as a director of FCI.

Christian Reitberger, 1968, Austrian (1) (3)

Mr. Reitberger is a member of the Supervisory Board since September 29, 2006 and a representative of Apax Partners. He joined Apax Partners in 1999. Mr. Reitberger currently serves on the boards of Q-Cells, CSG Solar and Elliptec. Prior to joining Apax Partners, Mr. Reitberger worked at McKinsey & Company.

(1) Member of the Supervisory Board Operating Committee

(2) Member of the Supervisory Board Nominating and Compensation Committee

(3) Member of the Supervisory Board Audit Committee

* Mr. Clemmer replaced Mr. Adam H. Clammer who resigned effective December 1, 2007.

Report of the Supervisory Board

General

The supervision of the general affairs and business of NXP B.V. (the ‘Company’) is entrusted to the Supervisory Board, which, in the two-tier corporate structure under Dutch law, is a separate body, fully independent of the Board of Management. This independence is reflected in the requirement that members of the Supervisory Board be neither members of the Board of Management, nor employees of the Company. The Supervisory Board supervises and advises the Board of Management in performing its management tasks and setting the direction of the Company’s business. Similar to the Board of Management, it is guided by the interests of the Company and its business, taking into account the relevant interests of the stakeholders involved in the Company. The Supervisory Board discusses and approves the Company’s corporate strategy, it approves major management decisions, including the overall business strategy, and supervises the structure and management of internal control systems and the financial reporting process. The Supervisory Board also determines the remuneration of the individual members of the Board of Management. While retaining overall responsibility, the Supervisory Board assigns certain of its tasks to three permanent committees: the Operating Committee, the Nominating and Compensation Committee and the Audit Committee.

The Supervisory Board was installed on September 29, 2006, immediately following the acquisition of a majority interest in the Company by the Consortium. The members of the Supervisory Board are listed on pages 77 and 78 of this Annual Report.

The Supervisory Board met five times in the course of 2007. The members of the Board of Management and, if requested, some members of the Executive Management Team, were present at these meetings. The Supervisory Board was informed and consulted by the Board of Management on the direction of the Company’s business and passed several resolutions. In addition to this meeting, the Chairman and other members of the Supervisory Board had regular contact with the CEO and other members of the Board of Management.

Operating Committee

The Operating Committee is responsible for maintaining regular contact with the Board of Management on the implementation of the Company’s budget and group strategy. It conducts regular business reviews, supervises the Company’s general affairs, and advises the Board of Management and Executive Management Team. The Committee met twelve times in the course of 2007 and reported its findings to the plenary Supervisory Board. The members of the Operating Committee are Messrs. Huth (Chairman), Durban, Plantevin and Reitberger.

Nominating and Compensation Committee

The Nominating and Compensation Committee determines selection criteria and appointment procedures for members of the Board of Management, periodically assesses the scope and composition of the Board of Management and evaluates the performance of its individual members.

It is further responsible for recommending to the Supervisory Board the compensation package for each member of the Board of Management. It reviews employment contracts entered into with members of the Board of Management, makes recommendations to the Supervisory Board with respect to major employment-related policies and overseas compliance with the Company’s employment and compensation-related disclosure obligations under applicable laws. The members of the Nominating and Compensation Committee are Messrs. Huth and Plantevin. The Nominating and Compensation Committee met five times in 2007 and reported its findings to the plenary Supervisory Board.

Compensation

Indemnification

Unless prohibited by law in a particular circumstance, our Articles of Association require that the Company reimburses the members of the Board of Management and Supervisory Board for damages and various costs and expenses related to claims brought against them in connection with the exercise of their duties.  However, no reimbursement is available if a member’s act or failure to act is intentional (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar).  The Company has purchased directors and officers’ liability insurance for the members of the Supervisory Board and Board of Management, substantially in line with that purchased by similarly situated companies.

Compensation

Supervisory Board.

The remuneration of the members of the Supervisory Board, is determined by the General Meeting of Shareholders. Other than Sir Peter Bonfield, the members of the Supervisory Board do not receive any cash compensation for their service. The remuneration is not dependent on the Company’s results. As of December 31, 2007 no personal loans, guarantees or similar arrangements have been granted to the Supervisory Board Members.

Board of Management and Executive Management Team.

The remuneration of the members of the Board of Management is determined by the Supervisory Board upon a recommendation of its Nominating and Compensation Committee, and the remuneration of the other members of the Executive Management Team is determined by the CEO.

Salaries and Variable Incentives

The remuneration structure is designed to promote the interests in the medium and long term.  The level and structure of remuneration depends on the Company’s results and other developments relevant to the Company.

In addition to the base salary, each year a variable cash incentive can be earned, based on the achievement of specific and challenging targets.  The related targets, which are based on EBITDA, operational cash flow and net sales criteria, are determined annually by the Supervisory Board for the members of the Board of Management, and by the CEO in consultation with the Supervisory Board for members of the Executive Management Team.

Retirement Plans

A pension plan is in force for all members of the Board of Management and other members of the Executive Management Team. The plan is based on a combination of defined-benefits (career average) and defined-contribution. The target retirement age under the plan is 62.5. The plan does not require employee contributions.

Management Equity Plan-Management Co-Investment Program

Stichting Management Co-Investment NXP (the ‘Foundation’), a foundation established to implement our management co-investment program, holds shares of KASLION Acquisition B.V. (‘KASLION’) for the benefit of designated participants in the program.  Pursuant to this program, selected members of our management have purchased depositary receipts issued by the Foundation, each representing economic interests in an ordinary share of KASLION. These interests include any dividends and other proceeds or liquidation entitlements, but do not include any voting rights, which are retained by the Foundation in its capacity as shareholder.  Participants in our management co-investment program are selected by the Supervisory Board, with respect to participants who are on the Board of Management, and by the CEO, with respect to other participants.

KASLION granted stock options to the members of the Board of Management, other members of the Executive Management Team and certain other executives of NXP on October 1, 2007. Under this stock option plan the participants acquire the right to receive depositary receipts representing economic interests over KASLION shares upon exercise and payment of the exercise price after the stock options have vested and the change in control event that triggers exercise has taken place. The purpose of this share-based compensation plan is to align the interests of management with those of the shareholders by providing additional incentives to improve the Company’s performance on a long-term basis by offering the participants to share in the benefits for the shareholders of a sale or change in control of the Company.

Audit Committee

The Audit Committee assists the Supervisory Board in supervising and monitoring, and advising the Board of Management on, financial reporting, risk management, compliance with relevant legislation and regulations and the Company’s Business Code of Conduct.  It overseas the preparation of  the Company’s financial statements, its financial reporting process, system of internal business controls and risk management, internal and external audit process and the internal and external auditor’s qualifications, independence and performance. The Audit Committee also reviews the Company’s annual and interim financial statements and other public disclosures, prior to publication. The members of the Audit Committee are Messrs. Reitberger (Chairman) and Durban. The Supervisory Board considers the knowledge and experience available on the Audit Committee as well as the availability of advice from internal and external experts and advisors to be sufficient for the fulfillment by the Audit Committee of its tasks and responsibilities. In view thereof, the Supervisory Board has not determined that any member of the Audit Committee is an “audit committee financial expert”, as such term is defined under the rules of the SEC. The Audit Committee met five times in 2007 and reported its findings to the plenary Supervisory Board.

Auditor information

In accordance with the procedures laid down in the NXP Policy on Auditor Independence and as mandatory required by Dutch law, the external auditor of the Company is appointed by the General Meeting of Shareholders on the proposal of the Supervisory Board, after the latter has been advised by the Audit Committee and the Board of Management. Under this Auditor Policy, once every three years the Supervisory Board and the Audit Committee conduct a thorough assessment of the functioning of the external auditor. The main conclusions of this assessment shall be communicated to the General Meeting of Shareholders for the purposes of assessing the nomination for the appointment of the external auditor. The current auditor of the Company, Deloitte Accountants B.V., was appointed in 2006. The current lead audit partner is in charge since 2007; in accordance with the rotation schedule determined in accordance with the Auditor Policy, he will be replaced by another partner of the auditing firm ultimately in 2011, subject to the re-appointment of Deloitte Accountants B.V. in 2009. The Audit Committee reports on their dealings with the external auditor to the Supervisory Board on an annual basis, particularly with regard to the auditor’s independence. The Supervisory Board shall take this into account when deciding upon its nomination for the appointment of an external auditor.

The external auditor attends, in principle, all meetings of the Audit Committee. The findings of the external auditor, the audit approach and the risk analysis are also discussed at these meetings. The external auditor attends the meeting of the Supervisory Board at which the report of the external auditor with respect to the audit of the annual accounts is discussed, and at which the annual accounts are approved. In its audit report on the annual accounts to the Board of Management and the Supervisory Board, the external auditor refers to the financial reporting risks and issues that were identified during the audit, internal control matters, and any other matters, as appropriate, requiring communication under the auditing standards generally accepted in the Netherlands and the United States.

Auditor policy

The Company maintains a policy of auditor independence, and this policy restricts the use of its auditing firm for non-audit services, in line with US Securities and Exchange Commission rules under which the appointed external auditor must be independent of the Company both in fact and appearance. The policy is laid down in the comprehensive policy on auditor independence published on the Company’s website.

Audited Financial Statements

The combined financial statements of the Company (Predecessor) for the year ended December 31, 2005 and the period from January 1, 2006 to September 28, 2006 included in this Annual Report, as presented by the Board of Management, have been audited by KPMG Accountants N.V., an independent registered public accounting firm.  The consolidated financial statements of the Company (Successor) for the period from September 29, 2006 to December 31, 2006 and for the year ended December 31, 2007 included in this Annual Report, as presented by the Board of Management, have been audited by Deloitte Accountants B.V., an independent registered public accounting firm. The reports of the independent registered public accounting firms appear on pages 173 and 174 of this Annual Report. The Supervisory Board has approved these financial statements.

The aggregate fees billed by KPMG for professional services rendered for the fiscal periods 2006 and 2007 (for the Predecessor period) were as follows:

Aggregate fees KPMG (Predecessor period)

In millions of euros	2006	2007

Audit fees	0.9	0.6
Audit-related fees	2.9	0.1
Tax fees	—	—
Other fees	—	—
	3.8	0.7

Audit-related fees in the Predecessor period consist mainly of fees in connection with the disentanglement of the Company from Philips. The audit- and audit-related fees billed by KPMG after the Predecessor period (as from September 29, 2006) consist of fees for the examination of both the consolidated and statutory financial statements and fees for the registration under the U.S. Securities Act of NXP’s euro and dollar bonds, respectively.

The aggregate fees billed by Deloitte for professional services rendered for the fiscal period 2006 and 2007 (for the Successor periods) were as follows:

Aggregate fees Deloitte (Successor period)

In millions of euros	2007

Audit fees	3.2
Audit-related fees	1.0
Tax fees	0.1
Other fees	—
4.3

Audit fees consist of fees for the examination of both the consolidated and statutory financial statements of the Successor period (as from September 29, 2006). Audit-related fees consist of fees in connection with audits of acquisitions and divestments (EUR 0.4 million) and audit fees related to the start-up of NXP as a new company, separated from Philips.

No fees were charged to the Company in 2006 for the fiscal period 2006, these are included in the 2007 amounts.

Finally, we would like to express our thanks to the members of the Board of Management, the Executive Management Team and all employees for their efforts and contribution during this year for the Company.

March 3, 2008

The Supervisory Board

Intentionally left blank

Group financial statements

Combined and consolidated statements of operations of the NXP Semiconductors
in millions of euros unless otherwise stated

		PREDECESSOR		SUCCESSOR
			For the period	For the period
		For the year ended	January 1, 2006 -	September 29, 2006 -	For the year ended
		December 31,	September 28,	December 31,	December 31,
		2005	2006	2006	2007

	Sales	4,615	3,702	1,172	4,575
	Sales to Philips companies	151	68	18	54
	Total sales	4,766	3,770	1,190	4,629
	Cost of sales	(2,933)	(2,331)	(917)	(3,139)

	Gross margin	1,833	1,439	273	1,490

	Selling expenses	(304)	(275)	(88)	(312)
	General and administrative expenses	(435)	(306)	(194)	(870)
	Research and development expenses	(1,028)	(737)	(258)	(970)
19	Write-off of acquired in-process research and development	—	—	(515)	(11)
	Other income and expense	36	18	3	98

7,8	Income (loss) from operations	102	139	(779)	(575)

9	Financial income (expense)	(63)	(22)	(73)	(133)

	Income (loss) before taxes	39	117	(852)	(708)

10	Income tax (expense) benefit	(101)	(65)	242	274

	Income (loss) after taxes	(62)	52	(610)	(434)

11	Results relating to equity-accounted investees	(5)	3	(2)	(27)

12	Minority interests	(34)	(50)	(4)	(34)

	Net income (loss)	(101)	5	(616)	(495)

The accompanying notes are an integral part of these combined and consolidated financial statements.

Combined and consolidated balance sheets of the NXP Semiconductors Group
in millions of euros unless otherwise stated

Assets

		December 31, 2006		December 31, 2007

	Current assets
	Cash and cash equivalents		939		706

5,13	Receivables:
	- Accounts receivable – net	501		486
	- Accounts receivable from Philips companies	49		9
	- Other receivables	13		23
			563		518

14	Inventories		646		650

18	Assets held for sale		—		88

10,15	Other current assets		125		161

	Total current assets		2,273		2,123

	Non-current assets

11	Investments in equity-accounted investees		44		51

16	Other non-current financial assets		12		43

10,17	Other non-current assets		157		330

18,29	Property, plant and equipment:
	- At cost	2,455		2,107
	- Less accumulated depreciation	(171)		(411)
			2,284		1,696

19	Intangible assets excluding goodwill:
	- At cost	3,190		3.150
	- Less accumulated amortization	(125)		(542)
			3,065		2,608

20	Goodwill		2,032		2,521

	Total non-current assets		7,594		7,249

	Total		9,867		9,372

The accompanying notes are an integral part of these combined and consolidated financial statements.

Liabilities and shareholder’s equity

		December 31, 2006		December 31, 2007

	Current liabilities

5	Accounts payable:
	- Trade creditors	446		667
	- Accounts payable to Philips companies	43		12
			489		679
21	Accrued liabilities		485		634

10,22,23,24,30	Short-term provisions		54		27

25	Other current liabilities		45		50

26	Short-term debt		23		4

	Total current liabilities		1,096		1,394

	Non-current liabilities
27,29	Long-term debt		4,426		4,119

10,22,23,24,30	Long-term provisions		368		541

28	Other non-current liabilities		130		72

	Total non-current liabilities		4,924		4,732

29,30	Commitments and contingent liabilities

12	Minority interests		162		174

31	Shareholder’s equity:
	Common shares, par value EUR 455 per share:	—		—
	- Authorized: 200 shares	—		—
	- Issued: 40 shares	—		—
	Capital in excess of par value	4,305		4,324
	Accumulated deficit	(616)		(1,111)
	Accumulated other comprehensive income (loss)	(4)		(141)
	Total Shareholder’s equity		3,685		3,072

	Total		9,867		9,372

Combined and consolidated statements of cash flows of the NXP Semiconductors Group

in millions of euros unless otherwise stated

	PREDECESSOR		SUCCESSOR
		For the period	For the period
	For the year	January 1,	September 29,	For the year
	ended	2006 -	2006 -	ended
	December 31,	September 28,	December 31,	December 31,
	2005	2006	2006	2007

Cash flows from operating activities:
Net income (loss)	(101)	5	(616)	(495)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	818	471	296	1,122
Write-off of in-process research and development			515	11
Net gain on sale of assets	(17)	(7)	(4)	(84)
Results relating to equity-accounted investees	5	(3)	2	27
Minority interests (net of dividends paid)	34	50	4	32
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	(52)	(131)	266	(34)
(Increase) decrease in inventories	29	(68)	168	(48)
Increase (decrease) in accounts payable, accrued and other liabilities	95	154	(3)	368
Decrease (increase) in current accounts Philips	15	(25)	—	—
Decrease (increase) in non-current receivables/ other assets	(21)	(24)	(82)	(173)
Increase (decrease) in provisions	(31)	33	(206)	(157)

Other items	18	13	(48)	(186)
Net cash provided by operating activities	792	468	292	383
Cash flows from investing activities:
Purchase of intangible assets	(18)	(12)	(5)	(27)
Capital expenditures on property, plant and equipment	(370)	(465)	(111)	(399)
Proceeds from disposals of property, plant and equipment	50	26	22	124
Purchase of other non-current financial assets	—	(3)	(2)	(5)
Proceeds from the sale of other non-current financial assets	—	—	—	2
Purchase of interests in businesses	(27)	(3)	(93)	(244)
Proceeds from sale of interests in businesses	7	—	5	126
Cash settlement agreement with Philips	—	—	—	(86)
Net cash used for investing activities	(358)	(457)	(184)	(509)
Cash flows from financing activities:
PREDECESSOR
Net decrease in debt	(119)	(322)
Net draws (repayments) of loans to Philips companies	(39)	(497)
Net transactions with Philips	(250)	867
SUCCESSOR
Increase (decrease) in short-term debt			17	(16)
Proceeds from bridge loan facility, net			4,400	—
Repayment of loan from Philips, net of settlements			(3,704)	—
Principal payments on long-term debt (incl. bridge loan)			(4,540)	—
Proceeds from the issuance of notes			4,529	—
Net cash provided by (used for) financing activities	(408)	48	702	(16)

Effect of changes in exchange rates on cash positions	9	(10)	(30)	(91)

Increase (decrease) in cash and cash equivalents	35	49	780	(233)
Cash and cash equivalents at beginning of period	75	110	159	939
Cash and cash equivalents at end of period	110	159	939	706

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

The accompanying notes are an integral part of these combined and consolidated financial statements.

	PREDECESSOR		SUCCESSOR
		For the period	For the period
	For the year	January 1,	September 29,	For the year
	ended	2006 -	2006 -	ended
	December 31,	September 28,	December 31,	December 31,
	2005	2006	2006	2007

Supplemental disclosures to combined and consolidated statements of cash flows

Net cash paid during the period for:
Interest	61	19	19	323
Income taxes	33	20	15	15

Net gain on sale of assets:
Cash proceeds from the sale of assets	57	26	27	252
Book value of these assets	(40)	(19)	(23)	(196)
Non-cash gains (losses)	—	—	—	28
	17	7	4	84
Non-cash investing information:
Assets received in lieu of cash from the sale of businesses:
DSPG shares	—	—	—	53

Combined and consolidated statements of changes in business’ and shareholder’s equity of the NXP Semiconductors GroupGroup financial statements
in millions of euros unless otherwise stated

	Accumulated other comprehensive income (loss)
	Philips net investment	Currency translation differences	Changes in fair value of cash flow hedges	Total business’ equity
PREDECESSOR

Balance as of December 31, 2004	1,684	(237)	11	1,458

Net loss	(101)			(101)
Current period change		31	(52)	(21)
Reclassifications into income (loss)			10	10
Income tax on current period change			13	13
Total comprehensive income (loss), net of tax	(101)	31	(29)	(99)
Net transactions with Philips	(233)			(233)
Balance as of December 31, 2005	1,350	(206)	(18)	1,126

Net income	5			5
Current period change		(28)	28	—
Income tax on current period change			(8)	(8)
Total comprehensive income (loss), net of tax	5	(28)	20	(3)
Net transactions with Philips	854			854
Balance as of September 28, 2006	2,209	(234)	2	1,977 *

* The business’ equity amount of EUR 1,977 million, representing the net assets of NXP as of September 28, 2006 does not correspond to the amount of EUR 2,578 million presented as net assets before purchase price allocation as of September 29, 2006 in note 2, ‘‘Purchase price accounting’, as this latter amount reflects the assets actually acquired and liabilities assumed at Acquisition date.

	Accumulated other comprehensive income (loss)
	Common stock	Capital in excess of par value	Accumulated deficit	Currency translation differences	Unrealized gain (loss) on available-for-sale securities	Pension (SFAS No. 158)	Changes in fair value of cash flow hedges		Total shareholder’s equity
SUCCESSOR

Balance as of September 29, 2006	—	4,305	—	—	—	—	—		4,305

Net loss			(616)						(616)
Current period change				(10)			6		(4)
Income tax on current period change									—
Total comprehensive income, net of tax			(616)	(10)			6		(620)
Balance as of December 31, 2006	—	4,305	(616)	(10)	—	—	6		3,685

Net loss			(495)						(495)
Current period change				(167)			5		(162)
Reclassifications into income				1			(15	)*	(14)
Income tax on current period change							4		4
Total comprehensive income, net of tax			(495)	(166)	—	—	(6)		(667)
Adoption of SFAS 158						35			35
Share-based compensation plans		19							19
Balance as of December 31, 2007	—	4,324	(1,111)	(176)	—	35	—		3,072

* Reclassifications into income following the abolishing cash flow hedge accounting and dedesignation of the hedge transactions.

The accompanying notes are an integral part of these combined and consolidated financial statements.

Notes to the combined and consolidated financial statements of the NXP Semiconductors Group

All amounts in millions of euros unless otherwise stated

1      Background, Basis of Presentation

Background

On September 29, 2006, Koninklijke Philips Electronics N.V. (“Philips”) sold 80.1% of its semiconductors businesses to a consortium of private equity investors (“Private Equity Consortium”) in a multi-step transaction. As part of this sale, Philips transferred 100% of these semiconductor businesses to NXP B.V. (“NXP” or the “Company”, formerly known as Philips Semiconductors International B.V.), a wholly owned subsidiary of Philips, on September 28, 2006. This transaction is referred to as the “Separation”. All of NXP’s issued and outstanding shares were then acquired on September 29, 2006 by KASLION Acquisition B.V. (“KASLION”), which was formed as an acquisition vehicle by the Private Equity Consortium and Philips. This transaction is referred to as the “Acquisition”. In order to fund the acquisition of NXP by KASLION, the Private Equity Consortium and Philips contributed cash to KASLION in exchange for 80.1% and 19.9%, respectively, of the total equity of KASLION.

As a result of the Separation and Acquisition, the balance sheets, statements of operations, cash flows and business’ and shareholder’s equity and related notes to the financial statements are presented on a Predecessor and Successor basis: The Predecessor periods reflect the combined financial results of NXP prior to the Acquisition. The Successor period reflects the consolidated financial results after the Acquisition. The Company also refers to the operations of NXP for both the Predecessor and Successor periods as NXP Semiconductors Group.

Basis of Presentation

The combined and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Predecessor periods

The combined financial statements of the Company for the Predecessor periods represent the financial statements of NXP B.V. together with the combined financial statements of the semiconductor businesses of Philips and have been derived from the consolidated financial statements and accounting records of Philips, principally using the historical results of operations, the historical basis of assets and liabilities of the semiconductor businesses.  Additionally, the combined financial statements include an allocation of the costs of certain corporate functions (management oversight, corporate services, basic research costs, brand campaign expenses, employee benefits and incentives including pensions) historically provided by Philips but not recorded by its semiconductors businesses. Additionally, the combined financial statements include allocated cash, debt and related interest income and expense, which have not been historically reported by Philips’ semiconductors businesses. Furthermore, the combined financial statements present income taxes calculated on a basis as if the Company had filed a separate income tax return.

These allocations were made on a specifically identifiable basis or using relative percentages, as compared to Philips’ other businesses, of the Company’s net sales, payroll, fixed assets, inventory, net assets, excluding debt, headcount or other reasonable methods. Management believes the assumptions underlying the combined financial statements to be a reasonable reflection of the utilization of services provided by Philips. However, the costs the Company would have incurred or will incur as a separate stand-alone company may be higher or lower than the cost allocations reflected in these combined financial statements for the Predecessor periods. In determining these estimates, management has retained the historical cost allocated by Philips where no more reliable estimate of the costs are available (for example, pension cost).

Additionally, during the Predecessor periods Philips used a worldwide centralized cash management and finance function, with the activity between Philips and the Company reflected in Philips’ net investment. Accordingly, the accompanying combined financial statements may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been if the Company had been a stand-alone company during the Predecessor periods.

Since a direct ownership relationship did not exist among the various worldwide entities comprising the Company prior to the legal separation from Philips, Philips’ net investments in the Company is shown as Business’ equity in lieu of Shareholder’s equity in the combined financial statements for the predecessor periods. Transactions between NXP B.V. and Philips and its affiliates have been identified in the combined financial statements as transactions between related parties.

Successor periods

The consolidated financial statements include the accounts of NXP B.V. and subsidiaries during the Successor periods.

As a result of the purchase accounting applied to the Acquisition, the assets and liabilities reported in the consolidated balance sheet have changed substantially for the Successor periods as discussed in more detail in note 2. The allocation of the purchase price paid by KASLION to Philips that is reflected in our financial statements has been based on estimated fair values.

2      Purchase price accounting

KASLION

On September 29, 2006, the Company was acquired by KASLION for a purchase price of EUR 8,165 million composed of a payment of EUR 4,391 million to Philips and assumed debt of EUR 3,774 million. In accordance with the provisions of SFAS No 141 “Business Combinations” (SFAS 141), KASLION has been identified as the acquiring company and purchase accounting has been applied to the transaction. The purchase price paid by KASLION together with the acquisition costs of EUR 45 million and a net amount of EUR 84 million for certain transferred receivables and liabilities that should have been retained by Philips, result in a total purchase price consideration of EUR 8,294 million, which has been pushed down to NXP B.V. and allocated to the fair value of assets acquired and liabilities assumed.

After the Acquisition the Company obtained a bridge loan facility of EUR 4,400 million, net of issuance cost of EUR 100 million, which was used to repay the payable to Philips, including certain cash balance settlements, amounting to EUR 3,704 million. Subsequently the bridge loan facility was repaid with the proceeds from the issuance of EUR 4,529 million of euro and USD denominated notes as described in more detail in note 27. On June 19, 2007, the Company concluded an exchange offer for these notes in which investors could exchange their existing notes for identical notes registered under the U.S. Securities Act. This exchange offer did not affect NXP’s capitalization or debt outstanding.

The Company has allocated the total purchase price, calculated as described above to the assets acquired and liabilities assumed based on estimated fair values. Management is responsible for determining these fair values, which reflects among other things, its consideration of valuation and appraisal reports.  During 2007, within the time frames permitted by applicable accounting standards, revisions to the preliminary allocations of the purchase price were made which affected the fair value initially assigned to the assets and liabilities. These adjustments mainly related to deferred income tax balance, since  NXP was able to clarify the tax treatment of certain intangible assets with tax authorities resulting in the recognition of additional deferred tax liabilities, resulting in an offsetting increase in goodwill. Furthermore, in 2007, NXP agreed on a final settlement with Philips resulting in an additional payment of EUR 86 million (including EUR 2 million of interest), establishing the total purchase price to EUR 8,294 million.

The table as set forth below reflects the purchase price allocation among assets acquired and liabilities assumed:

In millions of euros

Aggregate purchase price including settlement with Philips for working capital and cash positions	8,294
Net assets acquired and liabilities assumed at September 29, 2006	2,578
Excess of purchase price over net assets acquired	5,716

Allocations to reflect fair value of net assets acquired:
Existing technology	(1,606)
Core technology	(791)
Customer relationships	(592)
Order backlog	(47)
Trademarks	(85)
In-process research and development	(515)
Property, plant and equipment	(429)
Inventories	(130)
Investments in equity-accounted investees	10
Pension liabilities	104
Deferred tax liabilities	799
Allocation to goodwill	2,434

The Company estimated the fair value of existing technology and core technology by applying an income analysis (which involves calculating the present value of future cash flows resulting from each asset), using an “excess earnings” method for product-related technologies, and a “relief from royalties” method for core fabrication technologies and patents.  Discount rates between 11% and

28% were used in discounting cash flows, and royalty rates of between 2% and 6% were applied for purposes of the “relief from royalties” methodology.

The Company estimated the fair value of customer relationships by applying an income analysis, using an “excess earnings” approach.

Under this approach, the Company estimated its customer attrition rates and then calculated the discounted present value of the estimated cash flows resulting from selling future products to those customers over the estimated life of the customer relationship. Discount rates between 15% and 20% were applied to this analysis.

Goodwill is not amortized and is evaluated for impairment on at least an annual basis. In-process research and development was written off immediately upon the Acquisition in 2006 and, accordingly, is reflected as a loss in the consolidated statement of operations. The major categories of net assets after the purchase price allocation (PPA) (in millions of euros) were:

Balances after PPA
Cash & cash equivalents	159
Inventories	825
Property, plant and equipment	2,384
Intangible assets	3,175
In-process research and development	515
Goodwill	2,434
Other assets	1,052
Liabilities and debt	(2,250)
Net assets	8,294

Other acquisitions

In addition, Purchase Accounting is also applied to other acquisitions such as the acquisition of the Cellular Communication Business of Silicon Laboratories Inc. and the establishment of an assembly and test joint venture (ASEN) with Advanced Semiconductor Engineering Incorporated (ASE).

“PPA effects” includes the net effect of the purchase accounting applied to these transactions.

3      Accounting policies and new accounting standards

Accounting policies

The combined and consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (US GAAP). Historical cost is used as the measurement basis unless otherwise indicated. The accounting policies as described in this section are used for both the combined financial statements for the Predecessor periods as well as the consolidated financial statements for the Successor periods, unless otherwise indicated.

Principles for combined and consolidated financial statements

The combined financial statements for the Predecessor periods include the accounts of NXP B.V. during the Predecessor periods as a wholly-owned subsidiary of Philips, and the assets and liabilities of the semiconductor businesses of Philips. Furthermore, the combined financial statements include all entities in which the Company holds a direct or indirect controlling interest through voting rights or qualifying variable interests. The consolidated financial statements for the Successor periods include the accounts of NXP B.V., during the Successor period a wholly-owned subsidiary of KASLION, its subsidiaries and all entities in which the Company holds a direct or indirect controlling interest through voting rights or qualifying variable interests.

All intercompany balances and transactions have been eliminated in the combined and consolidated financial statements. Net income (loss) is reduced by the portion of the earnings of subsidiaries applicable to minority interest. The minority interests are disclosed separately in the combined and consolidated statements of operations and in the combined and consolidated balance sheets.

The Company applies Financial Accounting Standards Board (FASB) Interpretation No. 46(R) ‘Consolidation of Variable Interest Entities.’ In accordance with Interpretation of Accounting Research Bulletin (ARB) No. 51 ‘Consolidated Financial Statements’, the Company includes in its combined and consolidated financial statements entities in which variable interests are held to an extent that would require the Company to absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. FSP FIN 46(R)-6 ‘Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)’ was posted on April 13, 2006 and addresses how a company should determine variability to be considered for variable interest entities.

The FSP became effective January 1, 2007. The application of this FSP did not change the conclusions in assessments of variable interest entities made in previous periods.

Investments in equity-accounted investees

Investments in companies in which the Company does not have the ability to directly or indirectly control the financial and operating decisions, but does possess the ability to exert significant influence, are accounted for using the equity method. Generally, in the absence of demonstrable proof of significant influence, it is presumed to exist if at least 20% of the voting stock is owned. The Company’s share of the net income of these companies is included in results relating to equity-accounted investees in the combined and consolidated statements of operations. The Company recognizes an impairment loss when an other-than-temporary decline in the value of an investment occurs.

When its share of losses exceeds the carrying amount of an investment accounted for by the equity method, the carrying amount of that investment is reduced to zero and recognition of further losses is discontinued unless the Company has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

Accounting for capital transactions of a subsidiary or an equity-accounted investeeThe Company recognizes in income dilution gains or losses arising from the sale or issuance of stock by a subsidiary that is included in the combined and consolidated financial statements or an unconsolidated entity which is accounted for using the equity method of accounting in the combined and consolidated statement of income, unless the Company or the subsidiary either has reacquired or plans to reacquire such shares. In such instances, the result of the transaction will be recorded directly in equity.

The dilution gains or losses are presented in the combined and consolidated statement of operations under other business income if they relate to subsidiaries that are included in the combined and consolidated financial statements. Dilution gains and losses related to equity-accounted investees are presented under results relating to equity-accounted investees.

Accounting for Alliance

Since 2002 the Company has been a participant in a jointly-funded alliance (the ‘Alliance’) with two other semiconductors manufacturers in Crolles, France. The activities of the Alliance are the joint development of advanced process and assembly/packaging technology and the joint operation of a fabrication plant for the manufacturing of 300 millimeter wafers. The Alliance has its own governance structure to decide on all material decisions relating to the Alliance. Each of the three participants is equally represented in the governance structure. Upon its commencement each party contributed assets to the Alliance. The initial term of the Alliance expired December 31, 2007, and because the Company withdrew from the Crolles2 Alliance, effective December 31, 2007, the automatic extension until December 31, 2010 has been cancelled.

At the termination of the Alliance, the Company would retain title to the capital assets that it contributed to the Alliance unless another participant of the Alliance exercises its option to purchase those assets.  Capital assets contributed by the Company include primarily machinery.

Under the Alliance arrangement, each participant is responsible for funding specific allocations of operations, research and development expenses, as well as related capital expenditures and output from the facility. Funding requirements are divided among the Company (31%) and the two other participants (31% and 38%), and are accounted for to ensure all expenses and capital expenditures are recorded in relation to the funding percentage.

The Company’s interest in the Alliance has been accounted for in these combined and consolidated financial statements as a contract or cost sharing arrangement.

Accordingly, the Company’s share in the results of operation of the Alliance are recorded in the cost and expense caption in the accompanying combined and consolidated statement of operations, and primarily consists of the Company’s share of research and development expenses, pilot line manufacturing expenses and depreciation expense related to the Alliance’s capital assets. Following the withdrawal from the Alliance, the Company sold its assets. Approximately half of the Company’s investment was sold in 2007 and for the remaining portion a sales contract exists, which will result in a transfer of legal title during 2008.

In the accompanying combined and consolidated balance sheets the Company’s share in the capital assets of the Alliance and for which it still has title, has been recorded in accordance with SFAS No. 144 ‘Accounting for the Impairment or Disposal of Long-Lived Assets’ as available for sale in 2007. Depreciation of these assets ceased as of December 2007. For previous years all capital assets for which the Company had title are recorded in property, plant and equipment.

Foreign currencies

The Company uses the euro as its reporting currency. The financial statements of foreign entities, with a currency other than the euro, are translated into euros. Assets and liabilities are translated using the exchange rates on the respective balance sheet dates. Income and expense items in the statements of operations and cash flows are translated at weighted average exchange rates during the year. The resulting translation adjustments are recorded as a separate component of other comprehensive income (loss) within business’ and shareholder’s equity. Cumulative translation adjustments are recognized as income or expense upon partial or complete disposal or substantially complete liquidation of a foreign entity.

The functional currency of foreign entities is generally the local currency, unless the primary economic environment requires the use of another currency. When foreign entities conduct their business in economies considered to be highly inflationary, they record transactions in the Company’s reporting currency instead of their local currency. Gains and losses arising from foreign currency-denominated transactions, monetary assets and liabilities into the functional currency are recognized in income in the period in which they arise. However, currency differences on intercompany loans that have the nature of a permanent investment are accounted for as translation differences as a separate component of other comprehensive income (loss) within business’ and shareholder’s equity.

Derivative financial instruments

The Company uses derivative financial instruments principally in the management of its foreign currency risks and to a more limited extent for interest rate and commodity price risks. In compliance with SFAS No. 133, ‘Accounting for Derivative Instruments and Hedging Activities’, SFAS No. 138, ‘Accounting for Certain Derivative Instruments and Certain Hedging Activities’, and SFAS No. 149 ‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities’, the Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate. Changes in the fair values are recognized in the statement of operations immediately unless cash flow hedge accounting is applied.

Changes in the fair value of a derivative that is highly effective and designated and qualifies as a cash flow hedge are recorded in accumulated other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item.

The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions and for which cash flow hedge accounting is applied, are highly effective in offsetting changes in cash flows of hedged items. When it is established that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur within a period of two months from the originally forecasted transaction date, the Company continues to carry the derivative on the combined and consolidated balance sheets at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the combined and consolidated balance sheets, and recognizes any changes in its fair value in earnings. From December 2007 going forward, the application of cash flow hedge accounting for foreign currency risks is limited to transactions that represent a substantial currency risk that could materially affect the financial position of the Company. Consequently, the application of cash flow hedge accounting seldom occurs.

For interest rate swaps that are unwound, the gain or loss upon unwinding is released to income over the remaining life of the underlying financial instruments, based on the recalculated effective yield.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with a maturity of three months or less at acquisition that are readily convertible into known amounts of cash. It also includes restricted cash balances that cannot be freely repatriated. Cash and cash equivalents are stated at face value.

Receivables

Receivables are carried at face value, net of allowances for doubtful accounts and uncollectible amounts. As soon as trade accounts receivable can no longer be collected in the normal way and are expected to result in a loss, they are designated as doubtful trade accounts receivable and valued at the expected collectible amounts. They are written off when they are deemed to be uncollectible because of bankruptcy or other forms of receivership of the debtors.

Valuation adjustment for doubtful trade accounts receivable

The allowance for the risk of non-collection of trade accounts receivable is determined in three stages. First, individual debtors that represent 3% or more of the debtor portfolio are assessed for creditworthiness based on external and internal sources of information; management decides to record an allowance based on that information and the specific circumstances for that debtor which might require a value adjustment. In the second stage, for all other debtors the allowance is calculated based on a percentage of average historical losses. Finally, if, owing to specific circumstances such as serious adverse economic conditions in a specific country or region, it is management’s judgment that the valuation of the receivables is inadequately represented by the valuation allowance in stage two, the percentage of valuation allowance for the debtors in the related country or region may be increased to cover the increased risk.

Inventories

Inventories are stated at the lower of cost or market, less advance payments on work in progress. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of conversion of inventories include direct labor and fixed and variable production overheads, taking into account the stage of completion. The cost of inventories is determined using the first-in, first-out (FIFO) method. An allowance is made for the estimated losses due to obsolescence. This allowance is determined for groups of products based on purchases in the recent past and/or expected future demand. Individual items of inventory that have been identified as obsolete are typically disposed of within a period of three months either by sale or by scrapping. Effective January 1, 2005, the Company adopted SFAS No. 151, ‘Inventory costs (SFAS 151), an amendment of ARB No. 43, Chapter 4’. This Statement clarifies the accounting for abnormal amounts of idle facility expense and waste and prohibits such costs from being capitalized in inventory. In addition, this Statement requires that the allocation of fixed production overheads to the inventory cost is based on the normal capacity of the production facilities. This Statement did not have a material impact on the combined and consolidated financial statements.

Other non-current financial assets

Other non-current financial assets include available-for-sale securities, loans and cost-method investments.

Loans receivable are stated at amortized cost, less the related allowance for impaired loans receivable.

The Company classifies its investment in equity securities that have readily determinable fair values as available-for-sale. Available-for-sale securities are recorded at fair value with changes in the fair value going through other comprehensive income in shareholder’s equity. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Available-for-sale securities that are contractually restricted from sale for a period longer than 1 year are accounted for by the cost method without changes in fair value being reflected in their measurement unless they are impaired in which case the impairment loss is charged to earnings. Similarly, restricted equity securities obtained as payment from the acquirer upon disposal of product lines are accounted for under the cost method. According to EITF 01-2 ‘Interpretations of APB Opinion No. 29’, issue 6, the initial recognition of NXP’s interest in the acquirer is the fair value at transaction date, which is the new cost basis going forward.

Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Assets constructed by the Company include direct costs, overheads and interest charges incurred during the construction period. Government investment grants are deducted from the cost of the related asset. Depreciation is calculated using the straight-line method over the expected economic life of the asset. Depreciation of special tooling is generally also based on the straight-line method. Gains and losses on the sale of property, plant and equipment are included in other business income. Costs related to repair and maintenance activities are expensed in the period in which they are incurred unless leading to an extension of the original lifetime or capacity. Plant and equipment under capital leases are initially recorded at the present value of minimum lease payments. These assets and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

Asset retirement obligations

The Company applies SFAS No. 143 ‘Accounting for Asset Retirement Obligations’ (SFAS 143) and FASB Interpretation No. 47 ‘Accounting for Conditional Asset Retirement Obligations’, Under the provisions of these pronouncements the Company recognizes the fair value of an asset retirement obligation in the period in which it is incurred, while an equal amount is capitalized as part of the carrying amount of the long-lived asset and subsequently depreciated over the life of the asset.

Goodwill

The Company accounts for goodwill in accordance with the provisions of SFAS 141 and SFAS No. 142 ‘Goodwill and Other Intangible Assets’, (SFAS 142). Accordingly, goodwill is not amortized but tested for impairment annually in the third quarter or whenever impairment indicators require so. During the predecessor period the annual goodwill impairment test was executed in the second quarter.

An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. This determination is made at the business unit level, which is for the Company the reporting unit level in accordance with Statement No. 142 and consists of two steps. First, the Company determines the carrying value of each reporting unit by assigning the assets and liabilities, including the goodwill and intangible assets, to those reporting units. Furthermore, the Company determines the fair value of each reporting unit and compares it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, the Company performs the second step of the impairment test. In the second step, the Company compares the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation upon a business combination in accordance with SFAS 141. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill. The Company generally determines the fair value of the reporting units based on discounted projected cash flows.

Intangible assets

Intangible assets (other than goodwill) arising from acquisitions are amortized using the straight-line method over their estimated economic lives. Economic lives are evaluated every year. There are currently no intangible assets with indefinite lives. In-process research and development with no alternative use is written off immediately upon acquisition. Patents and trademarks acquired from third parties are capitalized at cost and amortized over their remaining lives.

Certain costs relating to the development and purchase of software for internal use are capitalized and subsequently amortized over the estimated useful life of the software in conformity with Statement of Position (SOP) 98-1, ‘Accounting for the Costs of Computer Software Developed or Obtained for Internal Use’.

Impairment or disposal of intangible assets other than goodwill and tangible fixed assets

The Company accounts for intangible and tangible fixed assets in accordance with the provisions of SFAS No. 144, ‘Accounting for the Impairment or Disposal of Long-Lived Assets’. This Statement requires that long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company determines the fair value based on discounted projected cash flows. The review for impairment is carried out at the level where discrete cash flows occur that are largely independent of other cash flows. For the IC Manufacturing Operations (IMO) segment, the review of impairment of long-lived assets is carried out on a Company-wide basis as IMO is the shared manufacturing base for the other business units with, for this purpose, no discrete cash flows that are largely independent of other cash flows. Assets held for sale are reported at the lower of the carrying amount or fair value, less cost to sell.

Non-current assets and disposal groups

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. For this to be the case the asset (or disposal group) must be available for immediate sale in its present condition and the sale must be highly probable. For the sale to be highly probable, (i) the appropriate level of management must be committed to a plan to sell the asset, (ii) an active program to locate a buyer and complete the plan must be initiated, (iii) the asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value, (iv) the sale should generally be expected to qualify for recognition as a completed sale within one year from the date of classification and (v) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets (or disposal groups) classified as held for sale are measured at the lower of the asset’s carrying amount and the fair value less costs to sell. Depreciation or amortization of an asset ceases when it is classified as held for sale, or included within a disposal group that is classified as held for sale.

Discontinued operations

A discontinued operation is a component of the Company that either has been disposed of, or that is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations that can be clearly distinguished from the rest of the Company in terms of operations and cash flows or (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations. Generally, a major line of business is a segment or business unit. Results from discontinued operations are presented separately as a single amount in the consolidated statements of operations. Results from operations qualifying as discontinued operations as of the balance sheet date for the latest period presented, that have previously been presented as results from continuing operations, are re-presented as results from discontinued operations for all periods presented.

Research and development

Costs of research and development are expensed in the period in which they are incurred, in conformity with SFAS No. 2, ‘Accounting for Research and Development Costs’.

Advertising

Advertising costs are expensed when incurred.

Provisions and accruals

The Company recognizes provisions for liabilities and probable losses that have been incurred as of the combined and consolidated balance sheet dates and for which the amount is uncertain but can be reasonably estimated.

Provisions of a long-term nature are stated at present value when the amount and timing of related cash payments are fixed or reliably determinable unless discounting is prohibited under US GAAP. Short-term provisions are stated at face value.

The Company applies the provisions of SOP 96-1, ‘Environmental liabilities’ and SFAS No. 5, ‘Accounting for Contingencies’ and accrues for losses associated with environmental obligations when such losses are probable and reasonably estimable. Additionally, in accordance with SOP 96-1, the Company accrues for certain costs such as compensation and benefits for employees directly involved in the remediation activities. Measurement of liabilities is based on current legal requirements and existing technology. Liabilities and expected insurance recoveries, if any, are recorded separately. The carrying amount of liabilities is regularly reviewed and adjusted for new facts or changes in law or technology.

Restructuring

The Company applies SFAS No. 146, ‘Accounting for Costs Associated with Exit or Disposal Activities’ (SFAS 146).

The provision for restructuring relates to the estimated costs of initiated reorganizations that have been approved by the Board of Management, and which involve the realignment of certain parts of the industrial and commercial organization. When such reorganizations require discontinuance and/or closure of lines of activities, the anticipated costs of closure or discontinuance are included in restructuring provisions.

SFAS 146 requires that a liability be recognized for those costs only when the liability is incurred, i.e. when it meets the definition of a liability. SFAS 146 also establishes fair value as the objective for initial measurement of the liability.

Liabilities related to one-time employee termination benefits are recognized ratably over the future service period when those employees are required to render services to the Company, if that period exceeds 60 days or a longer legal notification period.

Employee termination benefits covered by a contract or under an ongoing benefit arrangement continue to be accounted for under SFAS No. 112, ‘Employer’s Accounting for Postemployment Benefits’, and are recognized when it is probable that the employees will be entitled to the benefits and the amounts can be reasonably estimated.

Guarantees

The Company complies with FASB Interpretation No. 45, ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others’ (FIN 45). In accordance with this Interpretation, the Company recognizes, at the inception of a guarantee that is within the scope of the recognition criteria of the Interpretation, a liability for the fair value of the obligation undertaken in issuing the guarantee.

Debt and other liabilities

Debt and other liabilities, other than provisions, are stated at amortized cost. However, loans that are hedged under a fair value hedge are remeasured for the changes in the fair value that are attributable to the risk that is being hedged. Debt issue cost is not expensed immediately but are reported as deferred charges and subsequently amortized over the term of the debt using the effective interest rate method.

Currently, the Company does not have any financial instruments that are affected by SFAS No. 150 ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’.

On December 21, 2006, FASB Staff position No. EITF 00-19-2 ‘Accounting for Registration Payment Arrangements’ was posted. This FSP requires companies that agree to register securities recognizing a liability separate from the related securities if a payment to investors for failing to fulfill the agreement is probable and its amount can be reasonably estimated. Because the Company had agreed to register an exchange offer for its outstanding notes within 450 days from October 12, 2006 or otherwise incur higher interest expense on the notes, this FSP is applicable from 2007 onwards. However, since the Company registered an exchange offer for the notes in April 2007, it is not deemed probable that higher interest expense will be incurred as a result of failing to meet the registration obligation.

Revenue recognition

The Company’s revenues are primarily derived from made-to-order sales to Original Equipment Manufacturers (“OEM’s”) and similar customers. The Company’s revenues are also derived from sales to distributors.

The Company applies the guidance in SEC Staff Accounting Bulletin Topic 13 ‘Revenue Recognition’ and recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or the service has been provided, the sales price is fixed or determinable, and collection is reasonably assured, based on the terms and conditions of the sales contract. For made-to-order sales, these criteria are generally met at the time the product is shipped and delivered to the customer and title and risk have passed to the customer.  Examples of delivery conditions typically meeting these criteria are ‘Free on Board point of delivery’ and ‘Costs, Insurance Paid point of delivery’. Generally, the point of delivery is the customer’s warehouse.  Acceptance of the product by the customer is generally not contractually required, since, with made-to-order customers, design approval occurs before manufacturing and delivery without further acceptance protocols.  Payment terms used are those that are customary in the particular geographic market. When management has established that all aforementioned conditions for revenue recognition have been met and no further post-shipment obligations exist revenue is recognized.

For sales to distributors, the same recognition principles apply and similar terms and conditions as for sales to other customers are applied. However, for some distributors contractual arrangements are in place, which allow these distributors to return products if certain conditions are met.  These conditions generally relate to the time period during which return is allowed and reflect customary conditions in the particular geographic market.  Other return conditions relate to circumstances arising at the end of a product cycle, when certain distributors are permitted to return products purchased during a pre-defined period after the Company has announced a product’s pending discontinuance.  Long notice periods associated with these announcements generally prevent significant amounts of product from being returned, however.  Repurchase agreements with OEM’s or distributors are not entered into by the Company.

For sales where return rights exist, the Company applies the guidance given in SFAS 48 ‘Recognition When Right of Return Exists’.  Based on historical data, management has determined that only a very small percentage of the sales to this type of distributors is actually returned. In accordance with the requirements of SFAS 48, a pro rata portion of the sales to these distributors is not recognized but deferred until the return period has lapsed or the other return conditions no longer apply.

Revenues are recorded net of sales taxes, customer discounts, rebates and similar charges.  Shipping and handling costs billed to customers are recognized as revenues.  Expenses incurred for shipping and handling costs of internal movements of goods are recorded as cost of sales. Shipping and handling costs related to sales to third parties are reported as selling expenses.

A provision for product warranty is made at the time of revenue recognition and reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to the sold products. In cases where the warranty period is extended and the customer has the option to purchase such an extension, which is subsequently billed separately to the customer, revenue recognition occurs on a straight-line basis over the contract period.

Royalty income, which is generally earned based upon a percentage of sales or a fixed amount per product sold, is recognized on an accrual basis. Royalty income, other license income or other income related to R&D arrangements and that is received in the form of non-refundable upfront payments is recognized as income pro rata over the term of the contract unless a separate earnings process has been completed. Government grants, other than those relating to purchases of assets, are recognized as income as qualified expenditures are made.

Income taxes

Income taxes in the consolidated financial statements are accounted for using the asset and liability method. Income tax is recognized in the statement of operations except to the extent that it relates to an item recognized directly within business’ or shareholder’s equity, including other comprehensive income (loss), in which case the related tax effect is also recognized there.

Current-year deferred taxes related to prior-year equity items, which arise from changes in tax rates or tax laws are included in income. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the combined and consolidated balance sheet dates, and any adjustment to tax payable in respect of previous years. Income tax payable includes amounts payable to tax authorities and (for predecessor periods) intercompany payables with Philips. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. Measurement of deferred tax assets and liabilities is based upon the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets, including assets arising from loss carryforwards, are recognized if it is more likely than not that the asset will be realized. Deferred tax assets and liabilities are not discounted. Deferred tax liabilities for withholding taxes are recognized for subsidiaries in situations where the income is to be paid out as dividends in the foreseeable future, and for undistributed earnings of minority shareholdings.

In July 2006 the FASB issued FASB Interpretation No. 48 ‘Accounting for Uncertainty in Income Taxes’, (FIN 48). The Company adopted FIN 48 in 2007. The Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 ‘Accounting for Income Taxes’. FIN 48 prescribes a ‘more-likely-than-not’

recognition threshold that must be met before a tax benefit can be recognized. FIN 48 also prescribes a measurement methodology for those positions meeting the recognition threshold and provides guidance on de-recognition, classification, interest and penalties, and disclosures. Penalties are recorded as income tax charges, whereas interest is reported as financial charges in the statement of operations. The effect of the adoption of FIN 48 on the Company’s financial position and result of operations was limited and is further disclosed in note 10.

Changes in tax rates are reflected in the period that includes the enactment date.

Predecessor

The Company’s income taxes as presented in the combined financial statements are calculated on a separate tax return basis, although the Company was included in the consolidated tax return of Philips. Philips manages its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessary reflective of the tax strategies that the Company would have followed as a stand-alone Company.

Benefit accounting

The Company accounts for the cost of pension plans and postretirement benefits other than pensions in accordance with SFAS No. 87, ‘Employers’ Accounting for Pensions’, and SFAS No. 106, ‘Postretirement Benefits other than Pensions’, respectively.

The Company employees participate in pension and other postretirement benefit plans in many countries. The costs of pension and other postretirement benefits and related assets and liabilities with respect to the Company employees participating in defined-benefit plans have been allocated to the Company based upon actuarial computations.

Obligations for contributions to defined-contribution pension plans are recognized as an expense in the statement of operations as incurred.

In September 2006, the FASB issued FASB Statement No. 158, ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans’ (FASB 158), which requires that the Company recognizes on its balance sheet the over-funded or under-funded status of its defined benefit and post retirement plans – measured as the difference between plan assets at fair value and the defined-benefit obligation – as an asset or liability.  The offset of recognizing the funded status is recorded in accumulated other comprehensive income (within shareholder’s equity).

FASB 158 requires that the Company recognizes as a component of accumulated other comprehensive income, net of taxes, the gains or losses and prior service costs and credits that arise during the year but are not recognized as a component of net periodic benefit cost pursuant to SFAS 87 and SFAS 106. Amounts recognized in accumulated other comprehensive income, including the gains or losses and the prior services costs or credits are adjusted as they are subsequently recognized as components of net periodic benefit costs pursuant to the recognition provisions of Statements No. 87 and No. 106. Since the Company has not issued equity securities that trade in a public market, it was were not required to adopt the aforementioned provisions of FASB 158 until the fiscal year ending December 31, 2007. Accordingly, the Company adopted these FASB 158 provisions on December 31, 2007. The impact of adopting FASB 158 is disclosed in note 23.

FASB 158 also requires measurement of defined-benefit plan assets and obligations as of the date of the employer’s fiscal year-end balance sheet for years ending after December 15, 2008. For all of the Company’s defined pension benefit plans, the measurement date on which it determines the funded status already complies with this requirement.

Predecessor

The Company has accounted for its participation in Philips sponsored pension plans in which the Company and other Philips businesses participate as multi-employer plans. Related assets and liabilities are therefore not included in the Company’s balance sheets. For pension and other postretirement benefit plans in which only Company employees participate (the Company dedicated plans), the related costs, assets and liabilities have been included in the combined and consolidated balance sheets.

The costs of pension and other postretirement benefits with respect to Company employees participating in the Philips plans have been allocated to the Company based upon actuarial computations, except for certain less significant plans, in which case a proportional allocation based upon compensation or headcount has been used.

Share-based compensation

Predecessor

In 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, ‘Accounting for Stock-Based Compensation’ (SFAS 123), as amended by SFAS No. 148, ‘Accounting for Stock- Based Compensation — Transition and Disclosure’, prospectively for all employee awards granted, modified or settled after January 1, 2003. Effective January 1, 2006, the Company adopted SFAS No. 123 (Revised 2004) (SFAS 123(R)), using the modified prospective method for the transition. Since the Company already adopted the fair value recognition provision of SFAS 123, the effects of the adoption of the revised standard on the Company was not material. Under the provisions of SFAS 123(R), the Company recognizes the estimated fair value of equity instruments granted to employees as compensation expense over the vesting period on a straight-line basis taking into account estimated forfeitures. The Company used the Black-Scholes option-pricing model to determine the estimated fair value of the equity instruments. These employee awards were previously granted by Philips to its employees and have been allocated to the Company for the purpose of the predecessor combined financial statements.

For awards granted to employees prior to 2003, the Company continued to account for share-based compensation using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, ‘Accounting for Stock Issued to Employees’. These employee awards were previously granted by Philips to its employees and have been subsequently allocated to the Company.

The following table illustrates the effect on net income (loss) in the combined statements of operation as if the Company had applied the fair value recognition provisions for all outstanding and unvested awards in each period:

For the year ended
December 31,
2005
Net income (loss)
As reported	(101)
Add: Share-based compensation expense included in reported net income (loss), net of related tax	16
Deduct: Share-based compensation expense determined using the fair value method, net of related tax	(18)
Pro forma	(103)

There was no impact for 2006 as all awards previously granted under APB Opinion No. 25 were fully vested as of December 31, 2005 (three-year vesting term, and the Company adopted SFAS 123 effective January 1, 2003).

Successor

Immediately before the date of acquisition of our Company by KASLION, Philips announced all outstanding unvested stock options and restricted share rights related to employees of the semiconductor businesses of Philips would become fully vested and exercisable on October 16, 2006, which was recorded as part of the purchase allocation. For the successor period a share-based plan was put in place by our parent company KASLION Acquisition B.V. for NXP employees in the course of 2007. No new share-based compensation arrangements were in place in the period from September 29, 2006 through December 31, 2006. The 2007 plan is accounted for in accordance with the provisions of SFAS 123(R). The Company uses a binomial option-pricing model to determine the estimated fair value of the equity instruments.

FASB Staff Position (FSP) SFAS 123(R)-4 ‘Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event’ was posted on February 3, 2006 and amends paragraph 32 of SFAS 123 (revised 2004) ‘Share-based Payment’. The FSP requires share options and restricted shares that have contingent cash settlement features that are outside the control of the employee, such as a change in control or the death or disability of an employee, to be accounted for as liabilities rather than equity if the contingent event is probable of occurring. The share-based compensation plans that the Company’s employees participate in contain contingent cash settlement features upon an exit or change in control in combination with a termination of employment. The Company has concluded that the likelihood of these events occurring is remote and therefore not probable. Also, upon death or disablement the Company may offer cash settlement, but the employee or his dependents must consent. Therefore, the Company has concluded that this FSP is not applicable to the Company with respect to these cash settlement features.

Cash flow statements

Cash flow statements have been prepared using the indirect method in accordance with the requirements of SFAS No. 95, ‘Statement of Cash flows’, as amended by SFAS No. 104, ‘Statement of Cash Flows - Net Reporting of Certain Cash Receipts and Cash Payments and Classification of Cash Flows from Hedging Transactions’. Cash flows in foreign currencies have been translated into euros using the weighted average rates of exchange for the periods involved.

Cash flows from derivative instruments that are accounted for as fair value hedges or cash flow hedges are classified in the same category as the cash flows from the hedged items. Cash flows from derivative instruments for which hedge accounting has been discontinued are classified consistent with the nature of the instrument as from the date of discontinuance.

Concentration of risk

The Company’s sales are for a large part dependent on a limited number of customers, none of which individually exceeds 10% of total sales. Furthermore, the Company is using outside suppliers of foundries for a portion of its manufacturing capacity. For certain equipment and materials the Company relies on a single source of supply.

New accounting standards

The FASB issued several pronouncements, of which the following are to various degrees of relevance to the Company.

In September 2006, the FASB issued FASB Statement No. 157 “Fair value measurements”, which sets out a framework for measuring fair values. It applies only to fair-value measurements that are already required or permitted by other accounting pronouncements. The Statement will become effective prospectively for the Company from 2008 going forward, except for non-financial assets and non-financial liabilities, other than that are recognized or disclosed at fair value on a recurring basis, for which the effective date will start on January 1, 2009 for the Company. The limited situations in which the Statement requires retrospective application are not expected to be applicable to the Company.

In February 2007, the FASB issued FASB Statement No.159 ‘The Fair Value Option for Financial Assets and Financial Liabilities’. The Statement permits an entity to measure certain financial assets and financial liabilities as fair value and requires the entity that elected this fair value option to report unrealized gains and losses in earnings at each subsequent reporting date. SFAS 159 establishes presentation and disclosure requirements and amends in this respect SFAS No.115 ‘Accounting for Certain Investments in Debt and Equity Securities’ with respect to available-for- sale and trading securities. SFAS 159 becomes effective for the Company as from 2008. However, the Company has not yet elected to account for any financial assets or financial liabilities under Statement 159. Nevertheless, the amended disclosure and presentation requirements of Statement 115 will be applicable to the Company, however, a significant impact is not anticipated.

In December 2007 the FASB issued FASB Statement No. 141(R) ‘Business Combinations (revised 2007)’. The significant changes compared with the original Statement 141 that may be particularly relevant for the Company are:

•                  Non-controlling interests must be measured at their fair values at the acquisition date including a related portion of the goodwill;

•                  Acquisition-related costs may not be added to the fair values of the acquired assets and liabilities assumed but must be recognized separately, generally as an expense in the period in which they are incurred;

•                  Post closing restructuring costs may not be recognized in the purchase accounting for the business combination and thus may not be recognized as a liability, rather the cost must be charged to the statement of operations in accordance with the prevailing guidance of other pronouncements;

•                  Contingent consideration such as earn-out arrangements must initially be recognized at their acquisition date fair value. Subsequent changes in the fair value are recognized in earnings;

•                  The Statement requires recognition of the acquisition date fair value of research and development assets acquired in a business combination. Subsequently, these assets will be depreciated or amortized over their estimated useful lives.

Statement 141(R) becomes effective as of January 1, 2009 for the Company. It may not be applied retrospectively. It will significantly affect the accounting for business combinations that are concluded from 2009 going forward. It will not affect the assets and liabilities that were recognized in business combinations that closed before 2009.

Simultaneously with Statement 141(R) the FASB issued Statement No. 160 “Non-controlling Interests in Consolidated Financial Statements; and amendment of ARB No. 51”. This Statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interests in a subsidiary and for the deconsolidation of a subsidiary. Statement 160 requires that a non-controlling interest, sometimes called a minority interest, be reported as equity in the consolidated financial statements. It also requires that consolidated net income be reported at amounts that included the amounts attributable to both the parent and the non-controlling interest. As a result the income attributable to non-controlling interests may no longer be deducted as an expense in arriving at consolidated net income. Net income attributable to the parent and the non-controlling interests must be disclosed on the face of the statement of operations.

Statement 160 also requires that changes in the ownership of a subsidiary, not resulting in deconsolidation, shall be accounted for as equity transactions. Consequently, no dilution gains or losses can result from such transactions. Upon deconsolidation of a subsidiary any remaining non-controlling interest of the parent shall be remeasured at fair value and that fair value shall be taken into account in determining the gain or loss of the transaction.

Statement 160 becomes effective as of January 1, 2009 for the Company. It may not be applied retrospectively except for the presentation and disclosure requirements, which shall be applied to all periods presented. The Statement will significantly affect the Company’s presentation of net income or loss in the statement of operations and the equity in the statement of financial position. It will significantly affect the accounting for transactions that change ownership in subsidiaries that are concluded from 2009 going forward. It will not affect the measurement of non-controlling interests existing before 2009 and that remain unchanged thereafter.

4     Information by Segment and Main Countries

The following sectors are distinguished as reportable segments in compliance with SFAS 131.

The Company is structured in four market-oriented business units: Mobile & Personal, MultiMarket Semiconductors, Home and Automotive & Identification.

•                  Mobile & Personal delivers full systems solutions for cellular phones and personal entertainment devices.

•                  Home is a leading supplier of systems and components for the TV, PC TV and direct memory access segments of the consumer semiconductors market.

•                  Automotive & Identification has leading positions in car audio/radio, in-vehicle networking (IVN), car access and immobilization, tire pressure monitoring and magnetic sensors; Identification has leading positions in the radio frequency identification (RFID), near field communication (NFC) and eGovernment applications markets.

•                  MultiMarket Semiconductors provides a broad range of standard products (e.g. Bipolar, Power Discretes, Transistors & Diodes and Logic) and application specific standard products (e.g. Integrated Discretes, Interface Products and Microcontrollers).

The Company operates a shared manufacturing base, which is grouped in IC Manufacturing Operations, with the exception of manufacturing assets dedicated to MultiMarket Semiconductors products, which are reported as part of that segment.

Corporate and Other includes certain research and development activities, IP licensing, Emerging Products and special items not directly allocated to Business Units and/or IC Manufacturing Operations.

NXP Software (formerly Philips Software) included in Corporate and Other, specializes in innovative multimedia, security and connectivity solutions for manufacturers of mobile and portable equipment.

Certain assets of the Company have been used jointly or managed at Corporate level.

Arithmetical allocation of these assets to the various businesses are not deemed to be meaningful and as such total assets by segment has been omitted. Instead, inventories per segments is included.

Segments

	Sales	Research and development expenses	Income (loss) from operations	Income (loss) from operations as a % of sales	Results relating to equity- accounted investees

SUCCESSOR
For the year ended December 31, 2007
Mobile & Personal	1,563	373	(118)	(7.5)	—
Home	680	188	(171)	(25.1)	(2)
Automotive & Identification	977	147	110	11.3	(3)
MultiMarket Semiconductors	1,186	87	120	10.1	—
IC Manufacturing Operations (*)	155	34	(159)	— (1)	—
Corporate and Other	68	141	(357)	— (1)	(22)
	4,629	970	(575)	(12.4)	(27)
For the period September 29, 2006 through December 31, 2006
Mobile & Personal	396	91	(135)	(34.1)	—
Home	212	50	(164)	(77.4)	—
Automotive & Identification	210	35	(256)	(121.9)	—
MultiMarket Semiconductors	328	25	(79)	(24.1)	—
IC Manufacturing Operations (*)	28	11	(71)	— (1)	—
Corporate and Other	16	46	(74)	— (1)	(2)
	1,190	258	(779)	(65.5)	(2)

PREDECESSOR
For the period January 1, 2006 through September 28, 2006
Mobile & Personal	1,172	280	23	2.0	—
Home	730	146	(37)	(5.1)	—
Automotive & Identification	662	92	151	22.8	—
MultiMarket Semiconductors	1,017	67	203	20.0	—
IC Manufacturing Operations (*)	140	65	7	— (1)	4
Corporate and Other	49	87	(208)	— (1)	(1)
	3,770	737	139	3.7	3

For the year ended December 31, 2005
Mobile & Personal	1,618	367	72	4.4	—
Home	1,002	293	(85)	(8.5)	—
Automotive & Identification	719	111	168	23.4	—
MultiMarket Semiconductors	1,238	101	139	11.2	—
IC Manufacturing Operations (*)	146	67	32	— (1)	(3)
Corporate and Other	43	89	(224)	— (1)	(2)
	4,766	1,028	102	2.1	(5)

(*)

For the year ended December 31, 2007 IC Manufacturing Operations supplied EUR 1,867 million (for the period September 29, 2006 through December 31, 2006: EUR 449 million, for the period January 1, 2006 through September 28, 2006: EUR 1,599 million, for the year ended December 31, 2005: EUR 2,138 million) to other segments, which have been eliminated in the above presentation.

(1)	Not meaningful

Segments

	Inventories(1)	Long- lived(2) assets	Total liabilities excl. debt	Gross capital expenditures	Depreciation property, plant and equipment

SUCCESSOR
For the year ended December 31, 2007
Mobile & Personal	187	1,195	210	46	28
Home	57	676	162	3	12
Automotive & Identification	80	1,542	54	5	9
MultiMarket Semiconductors	151	1,717	140	62	87
IC Manufacturing Operations	190	1,453	760	237	384
Corporate and Other	(15)	242	677	46	117
	650	6,825	2,003	399	637
For the period September 29, 2006 through December 31, 2006
Mobile & Personal	156	1,167	119	4	7
Home	84	694	76	2	3
Automotive & Identification	73	1,490	28	1	1
MultiMarket Semiconductors	166	1,776	89	14	26
IC Manufacturing Operations	167	1,721	526	65	106
Corporate and Other	—	533	733	25	28
	646	7,381	1,571	111	171

PREDECESSOR
For the period January 1, 2006 through September 28, 2006
Mobile & personal	175	48	126	19	12
Home	105	36	75	6	7
Automotive & Identification	81	15	26	10	2
MultiMarket Semiconductors	162	281	109	52	67
IC manufacturing Operations	188	1,162	512	234	301
Corporate and Other	(1)	681	471	144	63
	710	2,223	1,319	465	452

For the year ended December 31, 2005
Mobile & Personal	186	42	106	25	23
Home	94	36	69	12	12
Automotive & Identification	71	8	19	4	4
MultiMarket Semiconductors	167	315	94	34	108
IC Manufacturing Operations	217	1,328	485	258	573
Corporate and Other	(39)	598	450	37	29
	696	2,327	1,223	370	749

(1)	Inventory “Corporate and Other” includes the central value adjustment, i.e. the central intercompany profit elimination from inventories.

(2)	Long-lived assets include property, plant and equipment and intangible fixed assets.

Goodwill assigned to segments

	Carrying value at January 1, 2007	Reclassifications	(*)	Acquisitions	Impairment	Translation differences and other changes	Carrying value at December 31, 2007
SUCCESSOR

Mobile & Personal	356	50		133	—	(11)	528
Home	274	41		15	—	—	330
Automotive & Identification	723	116		41	—	—	880
MultiMarket Semiconductors	442	57		21	—	—	520
IC Manufacturing Operations	208	14		5	—	—	227
Corporate and Other	29	5		2	—	—	36
	2,032	283		217	—	(11)	2,521

(*) Refer to note 20.

Main countries

Total sales (1)
SUCCESSOR
For the year ended December 31, 2007
China	923
Netherlands	749
Taiwan	385
United States	384
Singapore	399
Germany	283
South Korea	517
Other countries	989
4,629
For the period September 29, 2006 through December 31, 2006
China	254
Netherlands	181
Taiwan	100
United States	102
Singapore	150
Germany	70
South Korea	11
Other countries	322
1,190

	Sales to third parties	Sales to Philips companies	Total sales
PREDECESSOR
For the period January 1, 2006 through September 28, 2006
China	831	22	853
Netherlands	591	15	606
Taiwan	270	—	270
United States	367	13	380
Singapore	433	5	438
Germany	196	—	196
South Korea	312	—	312
Other countries	702	13	715
	3,702	68	3,770
For the year ended December 31, 2005
China	1,187	89	1,276
Netherlands	24	17	41
Taiwan	510	3	513
United States	299	17	316
Singapore	222	4	226
Germany	323	2	325
South Korea	585	—	585
Other countries	1,465	19	1,484
	4,615	151	4,766

(1)   In 2007 and 2006, the allocation is based on invoicing organization. In 2005, the allocation is based on customer location. From September 29, 2006 onwards, sales to Philips companies amounting to EUR 18 million for the 2006 period and EUR 43 million for 2007 are included in sales to third parties.

Main countries

	Long-lived assets	Gross capital expenditures	Depreciation property, plant and equipment
SUCCESSOR
For the year ended December 31, 2007
China	92	34	37
Netherlands	5,678	56	173
Taiwan	89	27	34
United States	55	10	17
Singapore	243	72	104
Germany	215	41	57
South Korea	1	—	—
Other countries	452	159	215
	6,825	399	637

For the period September 29, 2006 through December 31, 2006
China	123	6	12
Netherlands	5,782	16	45
Taiwan	110	2	9
United States	67	6	5
Singapore	307	20	32
Germany	238	13	15
South Korea	1	—	—
Other countries	753	48	53
	7,381	111	171

PREDECESSOR
For the period January 1, 2006 through September 28, 2006
China	136	38	30
Netherlands	366	33	70
Taiwan	121	19	30
United States	217	12	28
Singapore	340	43	109
Germany	274	62	50
South Korea	1	—	—
Other countries	768	258	135
	2,223	465	452

For the year ended December 31, 2005
China	141	31	42
Netherlands	399	87	127
Taiwan	144	28	53
United States	267	19	51
Singapore	436	42	183
Germany	267	41	92
South Korea	1	—	—
Other countries	672	122	201
	2,327	370	749

5      Related-party transactions

The Company entered into related-party transactions with:

1.               Philips, which was the Company’s parent during the predecessor periods and continued to hold an indirect 19.9% beneficial interest during the successor period.

2.               Various related parties in which NXP typically holds a 50% or less equity interest and has significant influence (refer to note 11). The transactions in these related parties are generally conducted with terms comparable to transactions with third-parties.

3.               Taiwan Semiconductor Manufacturing Company (TSMC) is a related party during the predecessor period as a result of Philips’ interest in TSMC.

NXP and Philips will have continuing relationships through shared research and development activities and through license agreements. The previous existing global service agreements for – amongst others – payroll, network and purchase facilities are meanwhile terminated or are being terminated shortly. Additionally, through the purchase of component products, namely semiconductor products for the consumer electronic sector, NXP and Philips will have a continuing relationship for the foreseeable future.

The following table presents the amounts related to revenues and expenses incurred in transactions with these related parties:

	PREDECESSOR		SUCCESSOR
	For the year ended December 31,	For the period January 1, 2006 - September 28,	For the period September 29, 2006 - December 31,	For the year ended December 31,
	2005	2006	2006	2007

Sales	294	160	19	56
Purchase of goods and services	325	170	37	176
General corporate expenses	81	62	—	—
Basic research	13	14	—	—
Interest expense to Philips companies, net	42	6	—	—

The following table presents the amounts related to account receivable and payable balances with these related parties:

	SUCCESSOR
	December 31, 2006	December 31, 2007

Receivables	53	14
Payables	46	24

Predecessor

Costs of services and corporate functions

During the predecessor periods the Company participated in a variety of corporate-wide programs administered by Philips in areas such as cash management, insurance, employee benefits, information technology, intellectual property, and customs.

Furthermore, the Company utilized various Philips shared services organizations for services such as:

•                  Human Resource services such as payroll processing, benefits administration, recruitment and training

•                  Accounting services

•                  Information technology such as the cost of hardware, network and standard software applications

•                  Purchasing of non-product related items

•                  Real Estate services

The costs of these services have been charged or allocated to the Company based on service level agreements and other contracts that include agreements on charges against actual costs. Please refer to notes 23, 24 and 32 for a discussion of the costs of pension benefits, other postretirement benefits and share-based compensation.

Successor

In December 2006 and during 2007, selected members of our management purchased approximately 10.6 million depository receipts issued by the Stichting Management Co-Investment NXP, each of these receipts representing an economic interest in a common share of KASLION. These depository receipts have been purchased at a price estimated to be fair market value and in the aggregate represent a beneficial interest in KASLION of 0.25%.

General corporate expenses and Basic Research

The financial statements for the predecessor periods also include expense allocations for certain corporate functions, historically provided by Philips but not charged to the semiconductors segment, such as management oversight, accounting, treasury, tax, legal, brand management and human resources, as well as an allocation of the costs of basic research performed by Philips. A proportional cost allocation method based upon sales has been used to estimate the amounts of these allocations.

The Company considers the allocation of the costs of the aforementioned services and functions to be reasonable. However, these amounts may not be indicative of the costs that would have been necessary for the Company to operate as a stand-alone entity.

Interest expense

The amount of net interest expense charged by Philips included in the combined statements of operations for 2005 and January 1, 2006 through September 28, 2006 amounted to EUR 42 million, and EUR 6 million, respectively.

Loans with Philips companies

As a result of the Separation, the Company had repaid all outstanding balances owed to Philips companies as of September 28, 2006.

Cash management and financing

During the predecessor periods, the Company participated in Philips’ worldwide cash management system under which the Company maintained bank accounts in specific banks as directed by Philips.

Such accounts were generally zero balanced, where possible, to the Philips global pool, allowing cash to be managed and centralized by Philips.

The transfer of funds in and between the countries is accounted for via intercompany accounts. The balance of these intercompany accounts has been presented in the caption Philips’ net investment in the Company, which is presented as a part of business’ equity. Interest income and expense are generally not recorded on these domestic intercompany balances. Where pooling of cash balances was not possible, longer term cash surpluses were generally placed on deposit with Philips until dividends were distributed to Philips. Philips also maintained an in-house banking arrangement that provided facilities for Philips entities to obtain funds for local short term funding requirements.  Longer term and structural financing was provided to Philips legal entities either through specific intercompany loans with Philips or through third party financing. Philips did not allocate interest to specific segments or businesses. The combined statements of operations include intercompany interest income and expense that has been recorded by legal entities that include only the Company’s businesses. Interest income and expense of shared legal entities of the Company and other Philips divisions have not been included in the combined statements of operations.

Cash and cash equivalents, external debt, intercompany loans, and related interest income and expense have been included in the Company’s financial statements for the predecessor periods to the extent such amounts were actually held or incurred by the legal entities that are part of the Company.

6      Acquisitions and divestments

2007

During 2007, the Company entered into a number of acquisitions. All business combinations have been accounted for using the purchase method of accounting. The most important business combination in 2007 was the acquisition of the Cellular Communications business of Silicon Laboratories Inc. The acquisitions, both individually and in the aggregate, were deemed immaterial in respect of the SFAS 141 disclosure requirements.

On March 23, 2007, NXP completed its acquisition of the Cellular Communication business of Silicon Laboratories Inc., a leader in Radio Frequency (RF) technology for mobile phones. NXP acquired the Cellular Communication business for USD 288 million (EUR 217 million) in cash, and has been consolidated within the segment Mobile & Personal as from the acquisition date. Contingent upon the achievement of certain milestones in the next three years, an additional USD 65 million may be paid up for the acquisition. Related to this earn-out, an amount of USD 4 million has been included in the purchase price accounting. The purchase price for the acquisition was allocated to Property, plant and equipment (USD 9 million), Other intangible assets (USD 104 million), Assets and liabilities (USD 22 million) and Goodwill (USD 153 million).

On September 5, 2007, NXP completed the divestment of its Cordless and VoIP Terminal operations to DSP Group for an initial payment of USD 200 million (EUR 146 million) in cash and 4,186,603 newly issued shares of DSP Group’s common stock. As a result of the transaction,

NXP now owns approximately 13% of DSP Group’s outstanding common stock. The net assets divested amounted to EUR 66 million. Furthermore, liabilities for future payments and various expenses were taken into consideration resulting in a gain on this transaction of EUR 87 million, which has been reported under Other business income.

2006

Successor

In November 2006, the Company’s option to purchase additional outstanding stock of the Singapore-based wafer fabrication firm Systems on Silicon Manufacturing Company (SSMC) was fully exercised. An incremental 10.7% SSMC shares were acquired from the Economic Development Board (EDB), increasing the Company’s equity interest to 61.2%, at cost of EUR 90 million paid in cash. The total purchase price was allocated to property, plant and equipment (EUR 7 million), goodwill (EUR 27 million), other intangibles (EUR 11 million) and, as a consequence, a reduction in minority interests (EUR 45 million). Other intangibles fully consist of core technology.

2005

Predecessor

In 2005, additional shares in SSMC were acquired for a cash payment of EUR 22 million. Goodwill of EUR 14 million was recognized as a result of this transaction. The shareholding in SSMC increased from 48% to 50.5%.

In 2006 and 2005 there were no material divestments.

7      Income from operations

For information related to sales and income from operations on a geographical and business basis, see note 4.

Sales composition

	PREDECESSOR		SUCCESSOR
	For the year ended December 31,	For the period January 1, 2006 - September 28,	For the period September 29, 2006 - December 31,	For the year ended December 31,
	2005	2006	2006	2007

Goods	4,737	3,753	1,184	4,607
Licenses	29	17	6	22
	4,766	3,770	1,190	4,629

Salaries and wages

	PREDECESSOR		SUCCESSOR
	For the years ended December 31,	For the period January 1, 2006 - September 28,	For the period September 29, 2006 - December 31,	For the years ended December 31,
	2005	2006	2006	2007

Salaries and wages	1,228	958	337	1,442
Pension and other postemployment costs	74	70	26	39
Other social security and similar charges:
- Required by law	149	136	45	187
- Voluntary	8	2	1	11
	1,459	1,166	409	1,679

Salaries and wages in 2007 include EUR 129 million (September 29, 2006 through December 31, 2006: nil; January 1, 2006 through September 28, 2006: EUR 14 million; 2005: EUR 6 million) relating to restructuring charges. Pension and other postemployment costs include the costs of pension benefits, other postretirement benefits, and postemployment benefits, including obligatory severance.

In 2007, remuneration (consisting of base salary and cash bonus over 2006 paid in 2007) and pension charges relating to the members of the board of management amounted to EUR 3,310,000 (September 29, 2006 through December 31, 2006: EUR 700,000). During this period, no additional cash amount was awarded in the form of other compensation. When pension rights are granted to members of the board of management, necessary payments (if insured) and all necessary provisions are made in accordance with the applicable accounting principles.

The members of our Supervisory Board, other than Sir Peter Bonfield, do not receive any cash compensation for their service on our Supervisory Board. Pursuant to Article 2:383 of Book 2 of the Netherlands Civil Code, Sir Bonfield’s compensation is not disclosed.

Refer to note 22, 23 and 24 to the financial statements for further information regarding these benefits.

Refer to note 32 for information about share-based payments to executives and non-executives.

Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangibles are as follows:

	PREDECESSOR		SUCCESSOR
	For the year ended December 31,	For the period January 1, 2006 - September 28,	For the period September 29, 2006 - December 31,	For the year ended December 31,
	2005	2006	2006	2007

Depreciation of property, plant and	749	452	171	637
equipment
Amortization of internal use software	35	10	6	22
Amortization of other intangible assets	34	9	119	463
Write-off of in-process research and development	—	—	515	11
	818	471	811	1,133

Depreciation of property, plant and equipment in 2007 includes an additional write-off in connection with the retirement of property, plant and equipment amounting to EUR 2 million (September 29, 2006 through December 31, 2006: EUR 3 million, January 1, 2006 through September 28, 2006: EUR 1 million, 2005: EUR 5 million).

Depreciation of property, plant and equipment include EUR 15 million relating to impairment charges (September 29, 2006 through December 31, 2006: nil, January 1, 2006 through September 28, 2006: nil, 2005: EUR 5 million).

Depreciation of property, plant and equipment and amortization of software are primarily included in cost of sales.

In 2007 and previous years, no goodwill impairments were recorded.

Rent

Rent expenses amounted to EUR 69 million in 2007 (September 29, 2006 through December 31, 2006: EUR 20 million, January 1, 2006 through September 28, 2006: EUR 49 million, 2005: EUR 62 million).

Selling expenses

Selling expenses incurred in 2007 totaled EUR 312 million (September 29, 2006 through December 31, 2006: EUR 88 million, January 1, 2006 through September 28, 2006: EUR 275 million, 2005: EUR 304 million), of which nil (September 29, 2006 through December 31, 2006: nil, January 1, 2006 through September 28, 2006: EUR 2 million, 2005: EUR 8 million) was allocated from Philips.

The selling expenses mainly relate to the cost of the sales and marketing organization. This mainly consists of account management, marketing, first and second line support, and order desk.

General and administrative expenses

General and administrative expenses include the costs related to management and staff departments in the corporate center, business units and business lines, amounting to EUR 870 million in 2007 (September 29, 2006 through December 31, 2006: EUR 194 million, January 1, 2006 through September 28, 2006: EUR 306 million, 2005: EUR 435 million), of which nil (September 29, 2006 through December 31, 2006: nil, January 1, 2006 through September 28, 2006: EUR 63 million, 2005: EUR 83 million) was allocated from Philips.

Research and development expenses

Expenditures for research and development activities amounted to EUR 970 million in 2007 (September 29, 2006 through December 31, 2006: EUR 258 million, January 1, 2006 through September 28, 2006: EUR 737 million, 2005: EUR 1,028 million), of which nil (September 29, 2006 through December 31, 2006: nil, January 1, 2006 through September 28, 2006: EUR 14 million, 2005: EUR 13 million) was allocated from Philips.

For information related to research and development expenses on a segment basis, refer to note 4.

Write-off of acquired in-process research and development

In 2007, the write-off of acquired in-process research and development related to the acquisition of the Cellular Communications business of Silicon Labs amounted to EUR 11 million. As part of the purchase price allocation in 2006 related to the separation from Philips, EUR 515 million was identified as in-process research and development relating to incomplete projects for which no alternative use could be determined.

The full amounts have been written-off immediately and charged to the statement of operations for 2007 and the period September 29, 2006 through December 31, 2006 (refer to note 2 regarding purchase accounting).

Other income

Other income consists of the following:

	PREDECESSOR		SUCCESSOR
	For the year ended December 31,	For the period January 1, 2006 — September 28,	For the period September 29, 2006— December 31,	For the year ended December 31,
	2005	2006	2006	2007
Results on disposal of properties	17	7	4	1
Results on disposal of businesses	—	—	—	83
Remaining income	19	11	(1)	14
	36	18	3	98

The result on disposal of properties in 2007 represents various smaller transactions. For the period September 29, 2006 through December 31, 2006 it represents the gain on the sale of various properties. For the period January 1, 2006 through September 28, 2006 it also related to various gains on sale of properties, of which the most significant was the sale of property in Albuquerque. In 2005 it mainly related to the sale of property in San José, USA and Vienna, Austria.

The result on disposal of businesses in 2007 includes EUR 87 million related to the divestment of the Cordless & VoIP Terminal operations.

In 2007, remaining income consists of various smaller items. For the period September 29, 2006 through December 31, 2006, it consists of various smaller items. For the period January 1, 2006 through September 28, 2006 it also consists of various smaller items. In 2005, remaining income consists of various items, the most significant being the partial recovery of a customer claim from one of our suppliers.

8      Restructuring and impairment charges

In 2007, a charge of EUR 159 million was recorded for restructuring (2006: EUR 21 million, 2005: EUR 36 million). There were no inventory write-downs.

The components of restructuring and impairment charges recorded in 2007, the successor period September 29, 2006 through December 31, 2006 and in the predecessor periods January 1, 2006 through September 28, 2006, and the year 2005 are as follows:

	PREDECESSOR		SUCCESSOR
	For the year ended December 31,	For the period January 1, 2006— September 28,	For the period September 29, 2006— December 31,	For the year ended December 31,
	2005	2006	2006	2007
Personnel lay-off costs	10	19	5	129
Write-down of assets	2	3	—	15
Other restructuring costs	—	—	—	18
Release of excess provisions/accruals	(4)	(5)	(1)	(3)
Net restructuring and impairment charges	8	17	4	159

The restructuring and impairment charges are included in the following line items in the statement of operations:

	PREDECESSOR		SUCCESSOR
	For the year ended December 31,	For the period January 1, 2006 — September 28,	For the period September 29, 2006— December 31,	For the year ended December 31,
	2005	2006	2006	2007
Cost of sales	2	3	5	126
Selling expenses	—	9	(1)	11
General and administrative expenses	—	—	—	13
Research & development expenses	6	5	—	9
Net restructuring and impairment charges	8	17	4	159

The most significant new projects for restructuring in 2007.

•

Within Corporate and Other: the exit of the Crolles2 Alliance in France and subsequent sale of its equipment at the Crolles facility, mainly comprising tools for research & development and pilot manufacturing,

•	Within IC Manufacturing Operations:
	-	the relocation in the Philippines of the system-in-package solutions in Cabuyao to Calamba;
	-	the discontinuation of the power amplifier and front-end-module production in the Philippines;

	-	the relocation of all the Boeblingen (Germany) plant activities to Hamburg (Germany) and Nijmegen (the Netherlands)
	-	the reorganization in Nijmegen (the Netherlands) in order to further improve efficiency in the industrial organization and support departments.

•	The remaining restructurings in 2007 covered a number of smaller projects, primarily related to lay-offs.

In 2006 the Company has executed restructuring programs to reduce excess capacity, increase operational efficiency and implement an asset-light flexible manufacturing strategy. In the period January 1, 2006 through September 28, 2006 the charge is mainly related to the restructuring of the back-office of the sales organization (EUR 9 million), the increase of the operational efficiency in the manufacturing organization (EUR 3 million) and reorganization of development sites in Europe (EUR 5 million). In the successor period September 29, 2006 through December 31, 2006 it related to releases from our sales organizations’ restructuring and our activities in Stadskanaal.

In 2005, the charges related to a further reduction of excess capacity, overhead, and research and development costs in Europe and included the lay-off of 225 workers.

The balance of restructuring liabilities as of December 31, 2007 amounted to EUR 76 million, which is presented in the balance sheet under accrued liabilities. At December 31, 2006, EUR 8 million is presented under accrued liabilities and EUR 4 million under other non-current liabilities.

Successor

The following tables present the changes in the position of restructuring liabilities by segment from January 1, 2007 through December 31, 2007:

	Balance January 1, 2007	Additions	Utilized	Released	Other changes	Balance December 31, 2007

Mobile & Personal	—	8	(7)			1
Home	1	14	(9)			6
Automotive & Identification	—					—
MultiMarket Semiconductors	3	1	(2)		(1)	1
IC Manufacturing Operations	6	96	(36)			66
Corporate and Other	2	43	(40)	(3)		2
	12	162	(94)	(3)	(1)	76

(1) Other changes primarily related to translation differences

Additions in 2007 of EUR 162 million are presented by segment as follows:

	Personnel costs	Write-down of assets	Other changes	Total
Mobile & Personal	3		5	8
Home	12		2	14
Automotive & Identification
MultiMarket Semiconductors	1			1
IC Manufacturing Operations	83	9	4	96
Corporate and Other	31	6	6	43
	130	15	17	162

The changes in the liabilities for restructuring costs in the successor period of 2006, reflected in the balance sheet under Accrued liabilities and Provisions, are presented by segment as follows:

	Balance September 29, 2006	Additions	Utilized	Released	Other changes	Balance December 31, 2006

Mobile & Personal	—					—
Home	5		1			1
Automotive & Identification	—					—
MultiMarket Semiconductors	4		3			3
IC Manufacturing Operations	2	5	(1)			6
Corporate and Other	9		(1)	(1)		2
	20		(12)	(1)		12

(1) Other changes primarily related to translation differences

Additions for the period of September 29, 2006 through December 31, 2006 of EUR 5 million are presented by segment as follows:

	Personnel costs	Write-down of assets	Other changes	Total
Mobile & Personal				—
Home				—
Automotive & Identification				—
MultiMarket Semiconductors				—
IC Manufacturing Operations	5			5
Corporate and Other				—
	5			5

Predecessor

The following tables present the changes in the position of restructuring liabilities by segment from January 1, 2006 through September 28, 2006:

	Balance January 1, 2006	Additions	Utilized	Released	Other (1) changes	Balance September 8, 2006
Mobile & Personal	—					—
Home	—	7	(2)			5
Automotive & Identification	—					—
MultiMarket Semiconductors	7		(2)	(1)		4
IC Manufacturing Operations	6		(3)			2
Corporate and Other	7	15	(10)	(1)		9
	20	22	(17)	(5)	—	20

(1) Other changes primarily related to translation differences

Additions for the period January 1, 2006 through September 28, 2006 of EUR 22 million are presented by segment as follows:

	Personnel costs	Write-down of assets	Other changes	Total
Mobile & Personal				—
Home	7			7
Automotive & Identification				—
MultiMarket Semiconductors				—
IC Manufacturing Operations				—
Corporate and Other	12	3		15
	19	3	—	22

The releases of surplus in 2007 and 2006 were primarily attributable to reduction in severance payments due to an internal transfer of employees who were originally expected to be laid off to other positions in the Company.

9      Financial income and expenses

	PREDECESSOR		SUCCESSOR
	For the years ended December 31,	For the period January 1, 2006 — September 28,	For the period September 29, 2006 —December 31,	For the years ended December 31,
	2005	2006	2006	2007
Interest income	2	3	12	32
Interest expense	(21)	(16)	(91)	(363)
Interest expense Philips, net	(42)	(6)	—	—
Total interest expense, net	(61)	(19)	(79)	(331)

Foreign exchange rate results	2	—	48	220
Miscellaneous financing costs/income, net	(4)	(3)	(42)	(22)
Total other income and expense	(2)	(3)	6	198
Total	(63)	(22)	(73)	(133)

Successor

In 2007, interest expense, net of EUR 331million was mainly related to the interest expense on the EUR and USD notes.

Interest expense for the period September 29, 2006 through December 31, 2006, net of EUR 79 million, was mainly related to the interest expense that was recorded in connection with the bridge financing facility (EUR 14 million) and the issuance of notes (EUR 74 million).

In 2007, the effect of foreign exchange rate fluctuations, predominantly related to the USD notes, amounted to EUR 220 million.

Foreign exchange results for the period September 29, 2006 through December 31, 2006, of EUR 48 million mainly include losses related to a bridge financing (EUR 28 million) and foreign exchange gains related to the USD denominated notes (EUR 111 million). Furthermore, an exchange loss of EUR 24 million was related to cash and cash equivalents.

In 2007, miscellaneous financing costs included an impairment charge of EUR 14 million related to the DSPG shares, that were received in connection with the divestment of the Cordless & VoIP Terminals operations.

Miscellaneous financing costs for the period September 29, 2006 through December 31, 2006 include fees related to the bridge financing and the amortization of fees relating to the issuance of notes (EUR 39 million).

Predecessor

Net interest expense, for the period January 1, 2006 through September 28, 2006 net decreased to EUR 19 million (2005: EUR 61 million), mainly due to lower financing by Philips.

10            Income taxes

The tax benefit on the loss before income tax in 2007 amounted to EUR 274 million (September 29, 2006 through December 31, 2006: a benefit of EUR 242 million; January 1, 2006 through September 28, 2006: an expense of EUR 65 million; 2005: an expense of EUR 101 million).

There were no non-reclaimable withholding taxes in 2007 (2006 predecessor and successor period: none, 2005: EUR 38 million).

	PREDECESSOR		SUCCESSOR
	For the year ended December 31,	For the period January 1, 2006 - September 28,	For the period September 29, 2006 — December 31,	For the year ended December 31,
	2005	2006	2006	2007

The components of income tax benefit (expense) are as follows:
Netherlands:
Current taxes	(45)	(19)	—	—
Deferred taxes	(14)	—	211	189
	(59)	(19)	211	189
Foreign:
Current taxes	(104)	(64)	(5)	(6)
Deferred taxes	62	18	36	91
	(42)	(46)	31	85
Income tax (expense) benefit	(101)	(65)	242	274

The Company’s operations are subject to income taxes in various jurisdictions. Excluding certain tax incentives, the statutory income tax rates vary from 16% to 42%.

A reconciliation of the statutory income tax rate in the Netherlands as a percentage of income before taxes and the effective income tax rate is as follows:

	PREDECESSOR		SUCCESSOR
	For the year ended December 31,	For the period January 1, 2006 - September 28,	For the period September 29, 2006 - December 31,	For the year ended December 31,
	2005	2006	2006	2007

Statutory income tax in the Netherlands	31.5	29.6	29.6	25.5
Rate differential local statutory rates versus statutoryrates of the Netherlands	28.1	(2.6)	(2.4)	2.8
Changes in the valuation allowance:
-utilization of previously reserved loss carryforwards	(50.3)	(5.0)	—	0.5
-new loss carryforwards not expected to be realized	187.1	19.6	(0.7)	—
-release and other changes	34.2	(11.4)	(0.2)	(0.9)
Changes previous year’s tax effect	—	—	0.2	4.9
Non-taxable income	(9.7)	(2.9)	0.8	5.9
Non-tax-deductible expenses	14.5	0.2	(0.1)	(4.4)
Withholding and other taxes	120.3	5.6	(0.1)	1.5
Tax incentives and other	(91.1)	23.0	1.3	2.9
Effective tax rate	264.6%	56.1%	28.4%	38.7%

Deferred tax assets and liabilities

Deferred tax assets and liabilities relate to the following balance sheet captions:

	As of December 31, 2006		As of December 31, 2007
	Assets	Liabilities	Assets	Liabilities

Intangible assets	127	(405)	151	(588)
Property, plant and equipment	8	(8)	9	(13)
Inventories	13	(6)	19	(9)
Receivables	1	(1)	1	—
Other assets	1	(1)	1	(2)
Provisions:
Pensions	14	—	1	(11)
Guarantees	1	—	1	—
Other postretirement benefits	7	—	—	—
Other	9	—	10	—
Long-term debt	—	—	—	(119)
Other liabilities (incl. restructuring)	2	(10)	24	—
Tax loss carryforwards (including tax credit carryforwards)	157	—	399	—
Total deferred tax assets (liabilities)	340	(431)	616	(742)
Net deferred tax position	(91)		(126)
Valuation allowances	(51)		(8)
Net deferred tax assets (liabilities)	(142)		(134)

In assessing the Company’s ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax strategies in making this assessment.

In order to fully realize the deferred tax asset, the Company will need to generate future taxable income in the countries where the net operating losses were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize aforementioned benefits.

The valuation allowance for deferred tax assets as of December 31, 2007 and 2006 was EUR 8 million and EUR 51 million respectively.

The net changes in the total valuation allowance in 2007 was a decrease of EUR 43 million (September 29, 2006 through December 31, 2006: an increase of EUR 15 million). The net changes in the total valuation allowance for the predecessor period January 1, 2006 through September 28, 2006 and the year ended December 31, 2005 were an increase of EUR 4 million and EUR 160 million respectively.

At December 31, 2007, operating loss carryforwards expire as follows:

Total	2008	2009	2010	2011	2012	2013-2017	later	unlimited
1,331	—	—	—	—	—	963	—	368

The Company also has tax credit carryforwards of EUR 19 million, which are available to offset future tax, if any, and which expire as follows:

Total	2008	2009	2010	2011	2012	2013-2017	later	unlimited
19	9	4	3	3	—	—	—	—

The classification of the deferred tax assets and liabilities in the Company’s balance sheet is as follows:

	2006	2007

Deferred tax assets grouped under other current assets	23	32
Deferred tax assets grouped under other non-current assets	86	218
Deferred tax liabilities grouped under provisions	(251)	(384)
	(142)	(134)

Income tax payable as of December 31, 2007 amounted to EUR 5 million and includes amounts directly payable to tax authorities (2006: EUR 11 million).

In addition to the recognized deferred income taxes, an unrecognized deferred income tax liability as of December 31, 2007, of EUR 26 million (2006: EUR 11 million) relates to unremitted earnings in foreign Group companies, which are considered to be permanently re-invested. Under current Dutch tax law, no additional taxes are payable. However, in certain jurisdictions, withholding taxes would be payable.

Effective January 1, 2007, the Company adopted FIN48, “Accounting for Uncertainty in Income Taxes”. The evaluation of a tax position in accordance with this Interpretation is a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position, presuming that the taxing authority has full knowledge of all relevant information. The second step is measurement: a tax position that meets the recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

The Company classifies interest as financial charges and penalties as income taxes. The total interest (as relevant in this regard) as of December 31, 2007 amounted to EUR 2 million and there were no penalties (as relevant in this regard) for the fiscal year 2007.

The gross unrecognized tax benefits as of adoption of FIN48 amounts to EUR 13 million and, if recognized, would affect the effective tax rate with 1.8%.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Uncertain tax positions
Balance as of January 1, 2007	13

Increases from tax positions taken during prior periods	—
Decreases from tax positions taken during prior periods	—
Increases from tax positions taken during current period	13
Decreases from tax positions taken during current period	—
Increases relating to settlements with the tax authorities	—
Decreases relating to settlements with the tax authorities	—
Reductions as a result of lapse of statute of limitations	—

Balance as of December 31, 2007	26

Tax years that remain subject to examination by major tax jurisdictions are 2006 and 2007.

11            Investments equity-accounted investees

Results relating to equity-accounted investees

	PREDECESSOR		SUCCESSOR
	For the year ended December 31,	For the period January 1, 2006 - September 28,	For the period September 29, 2006 - December 31,	For the year ended December 31,
	2005	2006	2006	2007

Company’s participation in income (loss)	(5)	(2)	(2)	(8)
Gains arising from dilution effects	—	5	—	—
Investment impairment charges	—	—	—	(19)
	(5)	3	(2)	(27)

Company’s participation in income (loss)

	PREDECESSOR		SUCCESSOR
	For the year ended December 31,	For the period January 1, 2006 - September 28,	For the period September 29, 2006 - December 31,	For the year ended December 31,
	2005	2006	2006	2007

ASMC	(3)	1	—	(2)
Moversa	—	—	—	(3)
Others	(2)	(3)	(2)	(3)
	(5)	(2)	(2)	(8)

Gains arising from dilution effects

The gain arising from dilution effects in the period January 1, 2006 through September 28, 2006, is related to the initial public offering by ASMC, resulting in a dilution of NXP’s shareholding from 37% to 27%.

Investment impairment charges

Due to an other-than-temporary decline of the fair value of the shareholding in ASMC, the Company recorded an impairment loss of EUR 19 million in 2007.

Investments in and loans to equity-accounted investees

The changes in 2007 are as follows:

	Loans	Investments	Total
Balance as of January 1	—	44	44
Changes:
Acquisitions/additions	6	22	28
Reclassifications	3	(3)	—
Transfer from consolidated companies	—	11	11
Sales/repayments	—	—	—
Share in income (loss)	—	(8)	(8)
Impairment charges	—	(19)	(19)
Translation and exchange rate differences	(1)	(4)	(5)
Balance as of December 31	8	43	51

Acquisitions relate to the investment in Moversa (EUR 6 million) and loans to T3G (EUR 6 million). Furthermore, non-cash additions due to contractual obligations for a capital contribution to the new ASEN venture (EUR 12 million) and to Moversa (EUR 4 million) are included. Refer to note 21 and 28. Transfer from consolidated companies relates to Suzhou, which was transferred to the new ASEN venture.

The total carrying value of investments in equity-accounted investees is summarized as follows:

	As of December 31, 2006		As of December 31, 2007
	Shareholding %	Amount	Shareholding %	Amount

ASMC	27	37	27	14
Moversa	—	—	50	6
ASEN	—	—	40	22
Others		7		9
	44			51

Investments in equity-accounted investees are included in the segments Home, Automotive & Identification and Corporate and Other.

12            Minority interests

The share of minority interests in the results of the Company resulted in a charge to the combined and consolidated statements of operations of EUR 34 million in 2007 (September 29, 2006 through December 31, 2006: EUR 4 million; January 1, 2006 through September 28, 2006: EUR 50 million; 2005: EUR 34 million).

As of December 31, 2007, minority interests in consolidated companies totaled EUR 174 million (2006: EUR 162 million).

In 2007 and 2006, minority interests almost entirely relates to the shareholding in SSMC in Singapore.

13            Receivables

Accounts receivable are summarized as follows:

	As of December 31, 2006	As of December 31, 2007

Accounts receivable from third parties	501	484
Accounts receivable from equity-accounted investees	3	4
Less: allowance for doubtful accounts	(3)	(2)
	501	486

The changes in allowances for doubtful accounts are as follows:

	PREDECESSOR		SUCCESSOR
	For the year ended December 31, 2005	For the period January 1, 2006 - September 28, 2006	For the period September 29, 2006 - December 31, 2006	For the year ended December 31, 2007

Balance as of January 1,	1	3	2	3
Additions charged to income	1	—	1	—
Deductions from allowance (1)	—	(1)	—	(1)
Other movements (2)	1	—	—	—
Balance end of period	3	2	3	2

(1)          Write offs for which an allowance was previously provided

(2)          Included the effect of translation differences and consolidation changes

14            Inventories

Inventories are summarized as follows:

	As of December 31, 2006	As of December 31, 2007

Raw materials and supplies	317	330
Work in process	128	179
Finished goods	201	141
	646	650

A portion of the finished goods stored at customer locations under consignment amounted to EUR 36 million as of December 31, 2007 (2006: EUR 38 million).

The amounts recorded above are net of an allowance for obsolescence.

The changes in the allowance for obsolescence for 2007 were as follows:

	PREDECESSOR		SUCCESSOR
	For the year ended December 31, 2005	For the period January 1, 2006 - September 28, 2006	For the period September 29, 2006 - December 31, 2006	For the year ended December 31, 2007

Balance as of January 1	83	81	72	59
Additions charged to income	59	32	20	17
Deductions from allowance (1)	(71)	(30)	(31)	(33)
Other movements (1)	10	(11)	(2)	16
Balance as of December 31	81	72	59	59

(1)           Included the effect of translation differences and consolidation changes

15           Other current assets

Other current assets as of December 31, 2007, consist of a current deferred tax asset of EUR 32 million (2006: EUR 23 million), current income tax receivable of EUR 11 million (2006: nil), derivative instrument assets of EUR 36 million (2006: EUR 8 million), the current portion of capitalized unamortized fees related to the issuance of notes of EUR 8 million (2006: EUR 11 million) and prepaid expenses of EUR 74 million (2006: EUR 83 million).

16           Other non-current financial assets

The changes during 2007 are as follows:

	Available for sale securities	Other	Total

Balance as of January 1	—	12	12
Changes:
Reclassifications	—	(5)	(5)
Acquisitions/additions	53	3	56
Sales/repayments	—	(1)	(1)
Impairment	(14)	—	(14)
Translation and exchange differences	(4)	(1)	(5)
Balance as of December 31	35	8	43

Included in other non-current financial assets are 4,186,603 shares of DSPG’s common stock, acquired as part of the divestment of the Company’s Cordless & VoIP Terminal operations, valued at EUR 53 million at the date of the transaction. These shares are restricted to be sold within two years after closing and as such initially valued at cost. During the year, the Company recognized an impairment loss of EUR 14 million, because of an other-than-temporary decline in value.

The long-term receivable from Laguna Ventures Inc. in the Phillippines was reclassified as a result of the consolidation of Laguna Ventures in 2007.

17           Other non-current assets

Other non-current assets as of December 31, 2007 include prepaid pension costs of EUR 29 million (2006: nil), the non-current portion of deferred tax assets of EUR 218 million (2006: EUR 86 million) and the non-current portion of capitalized unamortized fees related to the issuance of notes of EUR 62 million (2006: EUR 71 million).

The term of amortization of capitalized fees related to the issuance cost of notes is on average 6 years.

18           Property, plant and equipment

Property, plant and equipment consisted of:

	Total	Land and buildings	Machinery and installations	Other equipment	Prepayments and construction in progress	Assets held for sale or disposal

Balance as of January 1, 2007:
Cost	2,455	720	1,497	126	112	—
Accumulated depreciation	(171)	(15)	(147)	(9)	—	—
Book value	2,284	705	1,350	117	112	—

Changes in book value:
Capital expenditures	399	—	—	—	399	—
Transfer assets put into use	—	17	226	47	(378)	88
Other additions	7	7	—	—	—	—
Retirements and sales	(125)	—	(124)	(1)	—	—
Depreciation	(620)	(69)	(512)	(39)	—	—
Write-downs and impairments	(15)	—	(15)	—	—	—
Consolidation changes	(5)	3	(8)	—	—	—
Translation differences	(141)	(58)	(75)	(2)	(6)	—
Total changes	(500)	(100)	(508)	5	15	88

Balance as of December 31, 2007:
Cost	2,195	640	1,171	169	127	88
Accumulated depreciation and impairments	(411)	(35)	(329)	(47)	—	—
	1,784	605	842	122	127	88
Less: Assets held for sale (cost)	(88)					(88)
Book value	1,696	605	842	122	127	—

Land with a book value of EUR 85 million (2006: EUR 89 million) is not depreciated.

The expected service lives as of December 31, 2007 were as follows:

Buildings	from 12 to 50 years
Machinery and installations	from 2 to 7 years
Lease assets	from 3 to 10 years
Other equipment	from 3 to 10 years

In 2007 and 2006, there was no significant capitalized interest related to the construction in progress.

19           Intangible assets excluding goodwill

The changes in 2007 were as follows:

	Total	Other intangible assets	Software

Balance as of January 1, 2007:
Cost	3,190	3,131	59
Accumulated amortization	(125)	(119)	(6)
Book value	3,065	3,012	53

Changes in book value:
Acquisitions/additions	113	100	13
Divestments	(67)	(67)	-
Amortization	(485)	(463)	(22)
Write-off in-process research and development	(11)	(11)	—
Translation differences	(7)	(6)	(1)
Total changes	(457)	(447)	(10)

Balance as of December 31, 2007:
Cost	3,150	3,082	68
Accumulated amortization	(542)	(517)	(25)
Book value	2,608	2,565	43

Additions to other intangible assets relate to the acquisition of the Cellular Communications business of Silicon Laboratories Inc. in 2007 amounting to EUR 86 million. Refer to note 6.

As a result of the sale of the Cordless & VoIP Terminal operations in 2007, the decrease of Other intangible assets has been reflected under Divestments.

Other intangible assets consist of:

	As of December 31, 2006		As of December 31, 2007
	Gross	Accumulated amortization	Gross	Accumulated amortization

Marketing-related	85	(4)	107	(24)
Customer-related	639	(22)	588	(52)
Technology-based	2,407	(93)	2,387	(441)
	3,131	(119)	3,082	(517)

The estimated amortization expense for these other intangible assets as of December 31, 2007 for each of the five succeeding years are:

2008	412
2009	384
2010	288
2011	245
2012	232

All intangible assets, excluding goodwill, are subject to amortization and have no assumed residual value.

The estimated amortization expense for software as of December 31, 2007 for each of the five succeeding years are:

2008	16
2009	16
2010	11
2011	—
2012	—

The expected weighted average remaining life of other intangibles is 5 years as of December 31, 2007. The expected weighted average remaining lifetime of software is 2 years as of December 31, 2007.

20           Goodwill

The changes in goodwill were as follows:

	PREDECESSOR	SUCCESSOR
	For the period January 1 - September 28, 2006	For the period September 29,- December 31, 2006	For the year ended December 31, 2007

Book value at begin of period	213	2,005	2,032

Changes in book value:
Reclassifications	—	—	283
Acquisitions	—	27	217
Translation differences	(13)	—	(11)
Book value at end of period	200	2,032	2,521

The final appraisal value of goodwill, with respect to the “Acquisition” in 2006, resulted in an adjustment to the amount originally assigned on a provisional basis. The reallocation of the purchase price to goodwill is reflected under ‘reclassifications’.

Acquisitions in 2007 include EUR 101 million related to the final settlement with Philips. Furthermore, EUR 116 million was recorded with respect to the acquisition of the Cellular Communications business of Silicon Laboratories Inc.

In 2006 for the successor period it included goodwill related to the incremental 10.7% purchase of additional shares in SSMC. Please refer to note 6 for acquisitions and divestments. Refer to note 4 for a specification of goodwill by segment.

21   Accrued liabilities

Accrued liabilities are summarized as follows:

	As of December 31, 2006	As of December 31, 2007

Personnel-related costs:
Salaries and wages	114	109
Accrued vacation entitlements	56	64
Other personnel-related costs	53	37
Utilities, rent and other	30	22
Income tax payable	11	5
Communication & IT costs	20	28
Distribution costs	10	6
Sales-related costs	7	38
Purchase-related costs	21	47
Interest accruals	81	72
Derivative instruments - liabilities	1	32
Liabilities for restructuring costs (refer to note 8)	8	76
Liabilities from contractual obligations	—	14
Other accrued liabilities	73	84
	485	634

22   Provisions

Provisions are summarized as follows:

	As of December 31, 2006		As of December 31, 2007
	Long - term	Short - term	Long - term	Short - term

Pensions for defined-benefit plans (refer to note 23)	97	15	88	5
Other postretirement benefits (refer to note 24)	—	1	9	1
Postemployment benefits and severance payments	1	1	6	4
Deferred tax liabilities (refer to note 10)	251	—	377	7
FIN48 liability (refer to note 10)	—	—	26	—
Product warranty	—	6	3	1
Loss contingencies	1	2	1	—
Other provisions	18	29	31	9
Total	368	54	541	27

The changes in total provisions excluding deferred tax liabilities and FIN48 liabilities are as follows:

	PREDECESSOR		SUCCESSOR
	For the year ended December 31,	For the period January 1, 2006 – September 28,	For the period September 29, 2006 – December 31,	For the year ended December 31,
	2005	2006	2006	2007

Beginning balance	127	130	162	171
Changes:
Additions	31	25	15	27
Utilizations	(32)	(24)	(5)	(29)
Releases	(5)	(1)	—	—
Translation differences	9	(4)	(1)	(11)
Changes in consolidation	—	—	—	—
Ending balance	130	126	171	158

Postemployment benefits and obligatory severance payments

The provision for postemployment benefits covers benefits provided to former or inactive employees after employment but before retirement, including salary continuation, supplemental unemployment benefits and disability-related benefits.

The provision for severance payments covers the Company’s commitment to pay employees a lump sum upon the employee’s dismissal or resignation. In the event that a former employee has passed away, in certain circumstances the Company pays a lump sum to the deceased employee’s relatives.

Product warranty

The provision for product warranty reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to products sold. The changes in the provision for product warranty are as follows:

	PREDECESSOR		SUCCESSOR
	For the year ended December 31,	For the period January 1, 2006 -September 28,	For the period September 29, 2006 - December 31,	For the year ended December 31,
	2005	2006	2006	2007

Beginning balance	8	5	7	6
Changes:
Additions	—	2	—	—
Utilizations	(1)	—	(1)	(2)
Releases	(3)	—	—	—
Changes in consolidation	1	—	—	—
Ending balance	5	7	6	4

Loss contingencies (environmental remediation and product liability)

This provision includes expected losses recorded with respect to environmental remediation and product liability obligations which are deemed probable and reasonably estimatable. The changes in this provision are as follows:

	PREDECESSOR		SUCCESSOR
	For the year ended December 31,	For the period January 1, 2006 -September 28,	For the period September 29, 2006 - December 31,	For the year ended December 31,
	2005	2006	2006	2007

Beginning balance	16	16	2	3
Changes:
Additions	—	—	1	—
Utilizations	(2)	(3)	—	—
Releases	—	—	—	(2)
Translation differences	2	(1)	—	—
Ending balance	16	12	3	1

Philips has assumed obligations related to the environmental remediation that existed at the date of the Acquisition, primarily at certain closed sites in the United States. The Company has not incurred material environmental remediation obligations since the Acquisition.

Other provisions

Other provisions include provisions for employee jubilee funds totaling EUR 25 million as of December 31, 2007 (2006: EUR 28 million).

23   Pensions

Our employees participate in employee pension plans in accordance with the legal requirements, customs and the local situation in the respective countries. These are defined-benefit pension plans, defined-contribution plans and multi-employer plans.

The benefits provided by defined-benefit plans are based on employees’ years of service and compensation levels. Contributions are made by the Company, as necessary, to provide assets sufficient to meet the benefits payable to defined-benefit pension plan participants.

These contributions are determined based upon various factors, including funded status, legal and tax considerations as well as local customs. The Company funds certain defined-benefit pension plans as claims are incurred. In September 2006, SFAS No. 158 was issued. NXP has adopted FAS 158 as of the end of 2007. This statement requires an employer to recognize the funded status of a benefit plan – measured as the difference between plan assets at fair value and the benefit obligation in the balance sheet. The offset of recognized funded status is recorded in accumulated other comprehensive income (within shareholder’s equity).

Incremental effect of applying FASB Statement No. 158 on individual line items in the statement of financial position (pensions and other postretirement benefits).

	Before application of FAS 158	Additional minimum liability	Effect of FAS 158	After application of FAS 158

Prepaid pension costs under other non-current assets	(3)	—	32	29
Accrued pension costs under other non-current liabilities	(59)	—	—	(59)
Provisions for pensions under provisions	(111)	—	18	(93)
Postretirement benefits other than pensions	(1)	—	(9)	(10)

Deferred tax assets (non-current)	218	—	—	218
Deferred tax liabilities grouped under provisions (non-current)	(371)	—	(6)	(377)

Total assets	9,340	—	32	9,372
Total liabilities and shareholder’s equity	(9,340)	—	(32)	(9,372)

Accumulated in other comprehensive income	176	—	(35)	141
Total shareholder’s equity	(3,037)	—	(35)	(3,072)

The pension plans have been established either by Philips or changed by NXP after disentanglement from Philips. During the predecessor period the costs of pension benefits with respect to the Company’s employees participating in these plans have been allocated to the Company based upon actuarial computations, except for certain less significant plans, in which case a proportional allocation based upon compensation or headcount has been used. The amounts included in the combined statements of operations for 2005 and January 1, 2006 through September 28, 2006 were EUR 64 million and EUR 51 million, respectively. Related assets and liabilities are not included in the Company’s predecessor balance sheet. At the Separation the Company disentangled the majority of its pension plans and the remainder of the pension plans have been disentangled during the year 2007.

For the Netherlands, a move to an industry-wide pension fund for the metallurgic industry has taken place as at October 1, 2007. Because the participation in an industry-wide pension fund must be treated as a multi-employer pension plan where expense equals anticipated contribution, a release of pension liability has taken place of EUR 36 million.

Because of curtailments and divestitures in Germany, Switzerland, France and the Philippines, a positive result of EUR 24 million has been recorded.

For pension plans in which only the Company’s employees participate (the Company’s dedicated plans), the related costs, assets and liabilities have been included in the combined and consolidated balance sheets.

The Company currently expects cash outflows in relation to postemployment and other postretirement benefits which are estimated to amount to EUR 57 million in 2008, consisting of EUR 9 million employer contributions to defined-benefit pension plans, EUR 40 million employer contributions to defined-contribution pension plans and multi-employer plans, and EUR 8 million expected cash outflows in relation to unfunded pension plans.

The expected cash outflows in 2008 and subsequent years are uncertain and may change substantially as a consequence of statutory funding requirements as well as changes in actual versus currently assumed discount rates, estimations of compensation increases and returns on pension plan assets.

For the period prior to the Separation, the Philips sponsored pension plans in which the Company and other Philips businesses participated have been treated as multi-employer plans (non-Company dedicated plans).

The table below provides a summary of the changes in the pension benefit obligations and defined-benefit pensions plan assets for 2007 and 2006, with respect to the Company’s dedicated plans, and a reconciliation of the funded status of these plans to the amounts recognized in the combined and consolidated balance sheets.

		As of December 31, 2006	As of December 31, 2007

Projected benefit obligation
Projected benefit obligation at beginning of year		188	956
Additions		746	22
Service cost		16	53
Interest cost		10	36
Actuarial (gains) and losses		—	(78)
Curtailments and settlements		—	(697)
Plan amendments		—	2
Employee contributions		—	1
Benefits paid		(3)	(12)
Exchange rate differences		(1)	(7)

Projected benefit obligation at end of year		956	276

Plan assets
Fair value of plan assets at beginning of year		98	722
Additions		603	25
Actual return on plan assets		9	9
Employer contributions		16	54
Curtailments and settlements		—	(644)
Benefits paid		(3)	(12)
Exchange rate differences		(1)	(1)

Fair value of plan assets at end of year		722	153

Funded status		(234)	(123)
Unrecognized net transition obligation		—	—
Unrecognized prior service cost		—	—
Unrecognized net loss		—	—

Net balance		(234)	(123)

Classification of the net balances is as follows:
-	Prepaid pension costs under other non-current assets	—	29
-	Accrued pension costs under other non-current liabilities	(122)	(59)
-	Provisions for pensions under provisions	(112)	(93)
Total		(234)	(123)

Amounts recognized in accumulated other comprehensive income (before tax):
-	Net actuarial loss (gain)	—	(48)
-	Prior service cost (credit)	—	(2)
-	Additional minimum pension liability	—	—
Total		—	(50)

The weighted average assumptions used to calculate the projected benefit obligations were as follows:

	As of December 31, 2006	As of December31, 2007

Discount rate	4.4%	4.9%
Rate of compensation increase	3.1%	2.5%

The weighted average assumptions used to calculate the net periodic pension cost were as follows:

	PREDECESSOR		SUCCESSOR
	For the year ended December 31,	For the period January 1, 2006 - September 28,	For the period September 29 2006 - December 31,	For the year ended December 31,
	2005	2006	2006	2007

Discount rate	4.8%	4.4%	4.4%	4.4%
Expected returns on plan assets	4.4%	4.3%	5.3%	5.3%
Rate of compensation increase	3.5%	3.6%	3.1%	3.1%

Expected returns per asset class are based on the assumption that asset valuations tend to return to their respective long-term equilibria. The Expected Return on Assets for any funded plan equals the average of the expected returns per asset class weighted by their portfolio weights in accordance with the fund’s strategic asset allocation.

The components of net periodic pension costs were as follows:

	PREDECESSOR		SUCCESSOR
	For the year ended December 31,	For the period January 1, 2006 - September 28,	For the period September 29 2006 - December 31,	For the year ended December 31,
	2005	2006	2006	2007

Service cost	8	7	16	53
Interest cost on the projected benefit obligation	8	7	10	36
Expected return on plan assets	(4)	(4)	(9)	(31)
Net amortization of unrecognized net assets/liabilities	—	—	—	—
Net actuarial loss recognized	1	1	—	—
Curtailments & settlements	—	—	—	(60)
Other	—	—	1	—
Net periodic cost	13	11	18	(2)

The Company also sponsors defined-contribution plans and similar plans. The total cost of these plans amounted to EUR 38 million in 2007 (September 29, 2006 through December 31, 2006: EUR 8 million, January 1, 2006 through September 28, 2006: EUR 10 million, 2005: EUR 12 million).

The Company expects to make cash contributions other than benefit payments in relation to defined-benefit plans amounting to EUR 9 million in 2008.

The estimated net actuarial loss (gain) and prior service cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year (2008) are EUR 4 million and nil respectively.

Estimated future pension benefit payments

The following benefit payments are expected to be made:

2008	8
2009	10
2010	11
2011	12
2012	13
Years 2013-2017	72

	As of December 31, 2006	As of December 31, 2007

Accumulated benefit obligation for all Company-dedicated benefit pension plans	768	233

Plan assets

The actual and targeted pension plan asset allocation at December 31, 2006 and 2007 is as follows:

	As of December 31, 2006	As of December 31, 2007

Asset category:
Equity securities	27%	4%
Debt securities	57%	67%
Other	16%	29%
	100%	100%

The investment objectives for the pension plan assets are designed to generate returns that, along with the future contributions, will enable the pension plans to meet their future obligations.

24    Postretirement benefits other than pensions

Prior to the Separation, the Company’s employees in certain countries participated in Philips sponsored plans that provide other postretirement benefits, primarily retiree healthcare benefits. The costs of other postretirement benefits, with respect to the Company’s employees, have been allocated to the Company based upon headcount and actuarial calculations. After the Separation, these plans have been closed with the exception of a small group of employees in the United Kingdom and a larger group in the USA. In 2007, NXP introduced a new postretirement medical plan for the aforementioned group of USA employees.

The amounts included in the combined and consolidated statements of operations for 2007, for the period September 29, 2006 through December 31, 2006, the period January 1, 2006 through September 28, 2006 and for 2005 are an expense of EUR 2 million, expense of EUR 1 million, expense of EUR 1 million and income of EUR 19 million respectively.

The recognition of income in 2005 is a result of a release of the postretirement obligation. The release was triggered by a change in Dutch law relating to the treatment of medical insurance costs.

For the period prior to the Separation, the Philips sponsored pension plans in which the Company and other Philips businesses participated have been treated as multi-employer plans (non-Company dedicated plans).

The table below provides a summary of changes in the post-retirement plan benefit obligations for 2007 and 2006, with respect to the Company’s dedicated plans, and a reconciliation of the funded status of these plans to the amounts recognized in the combined and consolidated balance sheets.

	As of December 31, 2006	As of December 31, 2007

Accumulated postretirement benefit obligation
Projected benefit obligation at beginning of year	1	1
Additions	—	—
Service cost	—	—
Interest cost	—	—
Actuarial (gains) and losses	—	—
Plan amendments	—	10
Settlements	—	—
Benefits paid	—	—
Exchange rate differences	—	(1)

Accumulated postretirement benefit obligation at end of year	1	10

Plan assets
Fair value of plan assets at beginning of year	—	—
Additions	—	—
Actual return on plan assets	—	—
Employer contributions	—	—
Benefits paid	—	—
Exchange rate differences	—	—

Fair value of plan assets at end of year	—	—

Funded status	—	(10)
Unrecognized net transition obligation	—	—
Unrecognized prior service cost	—	—
Unrecognized net loss	—	—

Net balance	—	(10)

Classification of the net balances is as follows:
- Non-current provisions	—	—
- Current provisions	—	(10)
Total	—	(10)

Amounts recognized in accumulated other comprehensive income (before tax):
– Net actuarial loss (gain)	—	—
– Prior service cost (credit)	—	9
– Additional minimum pension liability	—	—
Total	—	9

The weighted average assumptions used to calculate the projected post—retirement plan benefit obligations were as follows:

	As of December 31, 2006	As of December 31, 2007

Discount rate	—	6.1%
Rate of compensation increase	—	0.3%

The weighted average assumptions used to calculate the net periodic post-retirement plan costs were as follows:

	PREDECESSOR		SUCCESSOR
	For the year ended December 31,	For the period January 1, 2006 - September 28,	For the period September 29 2006 - December 31,	For the year ended December 31,
	2005	2006	2006	2007

Discount rate	—	—	—	6.1%
Rate of compensation increase	—	—	—	0.3%

Assumed healthcare cost trend rates were as follows:

As of December31, 2007

Healthcare cost trend rate assumed for next year	10%
Rate that the cost trend rate will gradually reach	5.0%
Year of reaching the rate at which it is assumed to remain	2012

The components of net periodic post-retirement plan costs were as follows:

	PREDECESSOR		SUCCESSOR
	For the year ended December 31,	For the period January 1, 2006 - September 28,	For the period September 29 2006 - December 31,	For the year ended December 31,
	2005	2006	2006	2007

Service cost	8	7	16	—
Interest cost on the accumulated postretirement benefit obligation	8	7	10	—
Expected return on plan assets	(3)	(4)	(4)	—
Net amortization of unrecognized net assets/liabilities	1	—	—	—
Net actuarial loss recognized	—	1	1	—
Other	1	—	—	1
Net periodic cost	15	11	23	1

Assumed health cost trend rates can have an effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have practically no effect on this year’s cost, see the following table:

	PREDECESSOR		SUCCESSOR
	For the year ended December 31,	For the period January 1, 2006 - September 28,	For the period September 29 2006 - December 31,	For the year ended December 31,
	2005	2006	2006	2007

Effect on total of service cost and interest cost	—	—	—	—
Effect on postretirement benefit obligation	—	—	—	—
	—	—	—	—

The estimated net actuarial loss (gain) and prior service cost for the other defined benefit other post-retirement benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year (2008) are nil and EUR 1 million respectively.

Estimated future pension benefit payments

The following benefit payments are expected to be made:

2008	—
2009	—
2010	—
2011	—
2012	—
Years 2013-2017	3

25    Other current liabilities

Other current liabilities are summarized as follows:

	As of December 31, 2006	As of December 31, 2007

Advances received from customers on orders not covered by work in process	5	2
Other taxes including social security premiums	39	40
Amounts payable under pension plans	—	4
Other short-term liabilities	1	4
Total	45	50

26    Short-term debt

	As of December 31, 2006	As of December 31, 2007

Short-term bank borrowings	20	4
Other short-term loans	1	—
Current portion of long-term debt	2	—
Total	23	4

As at the end of December 2007, short-term bank borrowings mainly consisted of bank loans recorded in our Chinese organization in Jilin.

During 2007 the weighted average interest rate was 6.0%.

As at the end of December 2006 short-term bank borrowings consisted of bank loans recorded in our Chinese organizations in Guangdong (EUR 14 million) and Jilin (EUR 6 million).

During 2006 the weighted average interest rate on these loans was 6.0% (2005: 3.8%).

27    Long-term debt

	Range of interest rates	Average rate of interest	Amount outstanding 2007	Due in 2008	Due after 2008	Due after 2012	Average remaining term (in years)	Amount outstanding December 31, 2006

Euro notes	7.5-8.6	7.9	1,525	—	1,525	1,525	6.5	1,525
USD notes	7.9-9.5	8.5	2,585	—	2,585	2,585	6.7	2,890
Bank borrowings	—	—	—	—	—	—	—	1
Liabilities arising from capital lease transactions	5.9-14.0	6.9	4	—	4	2	4.4	8
Other long-term debt	1.4-2.6	2.3	5	—	5	2	3.5	4
		8.2	4,119	—	4,119	4,114	6.6	4,428
Corresponding data previous year		8.0	4,428	2	4,426	4,420	7.7

The following amounts of long-term debt as of December 31, 2007 are due in the next 5 years:

2008	—
2009	1
2010	1
2011	1
2012	2
5

Corresponding amount previous year	8

At the end of December 2007, long-term debt mainly consisted of the notes issued in 2006 in relation with the Acquisition (Euro notes: EUR 1,525 million; USD notes: EUR 2,585 million).

Related to the Acquisition, NXP issued on October 12, 2006 several series of notes with maturities ranging from 7 to 9 years and a mix of floating and fixed rates. Several series are denominated in US dollar and several series are euro denominated. The euro and US dollar notes represent 37% and 63% respectively of the total principal amount of the notes outstanding. The series with tenors of 7 and 8 years are secured as described below; the two series with a tenor of 9 years are unsecured. On June 19, 2007, the Company concluded an exchange offer for these notes in which investors could exchange their existing notes for identical notes registered under the U.S. Securities Act. This exchange offer did not affect NXP’s capitalization or debt outstanding.

Euro notes

The Euro notes consist of the following two series:

•                  a EUR 1,000 million aggregate principal amount of floating rate senior secured notes due 2013 with an interest rate of three-month EURIBOR plus 2.75%, except that the interest rate for the period beginning on the date these notes were offered, October 12, 2006 through January 14, 2007 the interest rate was 6.214%; and

•                  a EUR 525 million aggregate principal amount of 8.625% senior notes due 2015.

No redemptions on any of these series have been made; both series are fully outstanding at their original principal euro amount at year-end 2007.

USD notes

The USD notes consist of the following three series:

•                  a USD 1,535 million aggregate principal amount of floating rate senior secured notes due 2013 with an interest rate of three-month LIBOR plus 2.75%, except that the interest rate for the period beginning on the date these notes were offered, October 12, 2006 through January 14, 2007 the interest rate was 8.118%; and

•                  a USD 1,026 million aggregate principal amount of 7.875% senior secured notes due 2014; and

•                  a USD 1,250 million aggregate principal amount of 9.5% senior notes due 2015.

No redemptions on any of these series have been made; all three series are fully outstanding at their original principal US dollar amount at year-end 2007.

Certain terms and Covenants of the Euro and USD notes

The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the notes.

The indentures governing the notes contain covenants that, among other things, limit the Company’s ability and that of restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, redeem capital stock or make certain other restricted payments or investments; enter into agreements that restrict dividends from restricted subsidiaries; sell assets, including capital stock of restricted subsidiaries; engage in transactions with affiliates; and effect a consolidation or merger.

Certain portions of long-term and short-term debt as of December 31, 2007 in the amount of EUR 2,737 million have been secured by collateral on substantially all of the Company’s assets and of certain of its subsidiaries.

The notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of the Company’s current and future material wholly-owned subsidiaries (“Guarantors”).

Pursuant to various security documents related to the above mentioned secured notes and the EUR 500 million committed revolving credit facility, the Company and each Guarantor has granted first priority liens and security interests in, amongst others, the following, subject to the grant of further permitted collateral liens:

(a)          all present and future shares of capital stock of (or other ownership or profit interests in) each of its present and future direct subsidiaries, other than SMST Unterstützungskasse GmbH, and material joint venture entities;

(b)         all present and future intercompany debt of the Company and each Guarantor;

(c)          all of the present and future property and assets, real and personal, of the Company, and each Guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, owned real estate, leaseholds, fixtures, general intangibles, license rights, patents, trademarks, trade names, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds, but excluding cash and bank accounts; and

(d)         all proceeds and products of the property and assets described above.

Notwithstanding the foregoing, certain assets may not be pledged (or the liens not perfected) in accordance with agreed security principles, including:

•                  if the cost of providing security is not proportionate to the benefit accruing to the holders;

•                  if providing such security requires consent of a third party and such consent cannot be obtained after the use of commercially reasonable efforts; and

•                  if providing such security would be prohibited by applicable law, general statutory limitations, financial assistance, corporate benefit, fraudulent preference, “thin capitalization” rules or similar matters or providing security would be outside the applicable pledgor’s capacity or conflict with fiduciary duties of directors or cause material risk of personal or criminal liability after using commercially reasonable efforts to overcome such obstacles;

•                  if providing such security would have a material adverse effect (as reasonably determined in good faith by such subsidiary) on the ability of such subsidiary to conduct its operations and business in the ordinary course as otherwise permitted by the indenture; and

•                  if providing such security or perfecting liens thereon would require giving notice (i) in the case of receivables security, to customers or (ii) in the case of bank accounts, to the banks with whom the accounts are maintained. Such notice will only be provided after the secured notes are accelerated.

Subject to agreed security principles, if material property is acquired by the Company or a Guarantor that is not automatically subject to a perfected security interest under the security documents, then the Company or relevant Guarantor will within 60 days provide security over this property and deliver certain certificates and opinions in respect thereof as specified in the indenture governing the notes.

Credit facilities

At December 31, 2007, the Company had a senior secured revolving credit facility of EUR 500 million (entered into as from September 29, 2006, in order to finance the working capital requirements and general corporate purposes), of which EUR 497 million was unused. This committed revolving credit facility has a tenor of 6 years and expires in 2012.

All of the Guarantors of the secured notes described above are also guarantor of our obligations under this committed revolving credit facility and similar security (on a first priority basis) as granted under the secured notes has been granted for the benefit of the lenders under this facility.

28           Other non-current liabilities

Other non-current liabilities are summarized as follows:

	As of December 31, 2006	As of December 31, 2007

Accrued pension costs	122	59
Asset retirement obligations	4	7
Liabilities for restructuring costs	4	—
Liabilities from contractual obligations	—	2
Other	—	4
	130	72

29           Contractual obligations

For an explanation of long-term debt and other long-term liabilities, see note 27.

Capital leases

Property, plant and equipment includes EUR 4 million as of December 31, 2007 (2006: EUR 8 million) for capital leases and other beneficial rights of use, such as building rights and hire purchase agreements. The financial obligations arising from these contractual agreements are reflected in long-term debt.

Operating leases

Long-term operating lease commitments totaled EUR 110 million as of December 31, 2007 (2006: EUR 89 million). The long-term operating leases are mainly related to the rental of buildings. These leases expire at various dates during the next 30 years. The future payments that fall due in connection with these obligations are as follows:

2008	16
2009	14
2010	13
2011	12
2012	11
Later	44
Total	110

30           Contingent liabilities

Guarantees

In the normal course of business, the Company issues certain guarantees. Guarantees issued or modified after December 31, 2002, having characteristics defined in FIN 45, are measured at fair value and recognized on the balance sheet. At the end of 2007 there were no material guarantees recognized by the Company.

Guarantees issued before December 31, 2002 and not modified afterwards, and certain guarantees issued after December 31, 2002, which do not have characteristics as defined in FIN 45, remain off-balance sheet. At the end of 2007 there were no such guarantees recognized.

Capital contributions

NXP has a contractual agreement to contribute USD 21.6 million in its ASEN venture if our venture partner also contributes its contractually agreed amount before May 14, 2009, which will subsequently dilute NXP’s share in ASEN.

Other commitments

The Company has made certain commitments to SSMC, whereby the Company is obligated to make cash payments to SSMC should it fail to purchase an agreed-upon percentage of the total available capacity at SSMC’s fabrication facilities if overall SSMC utilization levels drop below a fixed proportion of the total available capacity. In the periods presented in these financial statements no such payments were made. Furthermore, other commitments exist with respect to long-term obligations for a joint development contract with Catena Holding BV of EUR 18 million and with respect to long-term software license contracts of EUR 53 million, among others with Synopsis and Cadence.

Environmental remediation

The Company accrues for losses associated with environmental obligations when such losses are probable and reasonably estimable. Refer to note 22 to the combined and consolidated financial statements for a specification of provisions for environmental remediation.

Litigation

The Company and certain of its businesses are involved as plaintiffs or defendants in litigation relating to such matters as commercial transactions, intellectual property rights and product liability. Although the ultimate disposition of asserted claims and proceedings cannot be predicted with certainty, it is the opinion of the Company’s management that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on the Company’s combined or consolidated financial position, but may be material to the consolidated statement of operations of the Company for a particular period.

31           Shareholder’s equity

The Company has issued and paid up 40 ordinary shares at a par value of EUR 455 each or a nominal share capital of EUR 18,200 (in the balance sheet rounded to zero).

The Company’s parent, KASLION Acquisition B.V., has granted stock options and equity rights to receive KASLION shares or depository receipts in future (refer to note 32).

32           Share-based compensation

Succesor

The Company’s parent, KASLION Acquisition BV, granted stock options to the members of the Board of Management and certain other executives of NXP on October 1, 2007. Under this stock option plan the participants acquire the right to receive a depositary receipt over KASLION shares upon exercise and payment of the exercise price after the stock options have vested a the change in control event that triggers exercise has taken place. Also, equity rights were granted by KASLION to certain non-executive employees of the Company on December 1, 2007. These rights offer the participants the right to acquire KASLION shares or depository receipts for no consideration after the rights have vested and a change in control event that triggers exercise has taken place. The purpose of these share-based compensation plans is to align the interests of management with those of the shareholders by providing additional incentives to improve the Company’s performance on a long-term basis by offering the participants to share in the benefits for the shareholders of a sale or change in control of the Company.

In accordance with SFAS No. 123 (R), the fair value of share-based payments is required to be based upon an option valuation model. Since neither KASLION’s stock options nor its shares are traded on any exchange and exercise is dependent upon a sale or change of control of the Company, employees can receive no value nor derive any benefit from holding these options or rights without the fulfillment of the conditions for exercise. The Company has concluded that the fair value of the share-based payments can best be estimated by the use of a binomial option-pricing model because such models take into account the various conditions and subjective assumptions that determine the estimated value. The assumptions used are:

•                          Expected life of the options and equity rights is 4.25 years;

•                          Risk-free interest rate is 4.1%;

•                          Expected asset volatility is 26.9%;

•                          Lack of marketability discount is 35%.

Because the options and rights are not traded, an option-based approach (the Finnerty model) was used to calculate an appropriate discount for lack of marketability. The expected life of the options and rights is an estimate based on the time period private equity on average takes to liquidate its investment. The volatility assumption has been based on the average volatility of comparable companies over an equivalent period to the period from valuation date to exit date.

The vesting date of the equity rights granted in 2007 is April 1, 2010. The options vest gradually in 4 equal annual portions until October 1, 2010. The first portion of 25% vested on October 1, 2007, which was also the grant date.

The assumptions were used for these calculations only and do not represent an indication of management’s expectations of future developments. Changes in the assumptions can materially affect the fair value estimate.

A charge of EUR 19 million was recorded in 2007 for share-based compensation.

The following table summarizes the information about KASLION stock options granted in 2007 and changes during the year.

Stock options

	2007
	Stock options	Weighted average exercise price in EUR

Outstanding at the beginning of the period	—	—
Granted	684,492,800	1.64
Exercised	—	—
Forfeited	—	—
Outstanding at the end of the period	684,492,800	1.64
Weighted average fair value of options granted during the period in EUR		0.11

The number of vested options at December 31, 2007 was 154,378,600.

At December 31, 2007, there was a total of EUR 59 million of unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted-average period of 2.75 years.

A summary of the status of KASLION’s equity rights granted in 2007 and changes during 2007 is presented below.

Equity rights

2007

Outstanding at the beginning of the period	—
Granted	198,540
Vested/Issued	—
Forfeited	(225)
Outstanding at the end of the period	198,315
Weighted average fair value at grant date in EUR	26.65

At December 31, 2007, there was a total of EUR 5 million of unrecognized compensation cost related to non-vested equity rights. This cost is expected to be recognized over a weighted-average period of 2.25 years.

Predecessor

Until the Separation from Philips, on September 28, 2006, the Company participated in Philips’ share-based compensation plans. Under these plans, Philips has granted share options on its common shares and rights to receive common shares in the future (restricted share rights) to certain Company employees. The employee awards were previously granted by Philips to its employees and have been subsequently allocated to the Company. Under the Philips plans, options were granted at fair market value on the date of grant.

Immediately before the date of acquisition of our Company by KASLION, Philips announced all outstanding unvested stock options and restricted share rights related to employees of the semiconductor businesses of Philips would become fully vested and exercisable on October 16, 2006, which was recorded as part of the purchase allocation.

For the successor period ending December 31, 2006, there was no share-based plan in place for non-executive employees and, as such, no new share-based compensation arrangements were granted to non-executive employees in the period from September 29, 2006 through December 31, 2006.

From 2003 to September 28, 2006, Philips issued restricted share rights to certain Company’s employees that vest in equal annual installments over a three-year period. Restricted shares are Philips shares that the grantee will receive in three successive years, provided the grantee is still with Philips on the respective delivery dates. If the grantee still holds the shares after three years from the delivery date, Philips will grant 20% additional (premium) shares, provided the grantee is still with Philips.

From 2002, Philips granted fixed share options to certain Company’s employees that expire upon the earlier of 10 years after the grant, or 5 years after the termination of the grantee’s employment with Philips. Generally, the options vest after 3 years; however, a limited number of options granted to certain employees of acquired businesses contain accelerated vesting. In prior years, fixed and variable (performance) options were issued with terms of ten years, vesting one to three years after grant. In contrast to 2001 and certain prior years, when variable (performance) share options were issued, the share-based compensation grants from 2002 consider the performance of Philips versus a peer group of multinationals.

USD-denominated share options and restricted share rights are granted to employees in the United States only.

In The Netherlands, and through September 28, 2006, Philips issued personnel debentures to the Company’s employees with a 5-year right of conversion into common shares of Philips. The conversion price is equal to the current share price at the date of issuance. The fair value of the conversion option of EUR 6.41 in 2006 (predecessor period) (EUR 5.85 in 2005 and) is recorded as compensation expense over the period of vesting.

Effective January 1, 2006, the Company adopted SFAS 123(R) using the modified prospective method for the transition. Since the Company had previously adopted the fair value provisions of SFAS 123 prospectively for all employee awards granted, modified or settled after January 1, 2003, the adoption of SFAS 123(R) did not have a material impact on the Company’s financial position or results of operations.

An expense of EUR 15 million was recorded in the period January 1, 2006 through September 28, 2006 for share-based compensation (2005: EUR 19 million).

Prior to 2003, the Company accounted for share-based compensation using the intrinsic value method, and the recognition and measurement provisions of APB Opinion No. 25, ‘Accounting for Stock Issued to Employees’, and related interpretations.

Since awards issued under Philips plans prior to 2003 generally vested over three years, the cost related to share-based compensation included in the determination of net income (loss) for 2005 is less than that which would have been recognized if the fair value method had been applied to all outstanding awards. There was no impact for 2006.

Pro forma net income (loss), calculated as if the Company had applied the fair value recognition provisions for all outstanding and unvested awards in each period, amounted to a loss of EUR 103 million for 2005. Please refer to stock-based compensation under accounting policies for a reconciliation of reported and pro forma income (loss).

Pro forma net income (loss) may not be representative of that to be expected in future years.

In accordance with SFAS 123(R), the fair value of share options granted is required to be based upon a statistical option valuation model.

Since the Philips share options are not traded on any exchange, employees can neither receive any value nor derive any benefit from holding these share options without an increase in the market price of Philips’ shares.

The fair value of the Philips option grants was estimated using a Black-Scholes option valuation model and the following weighted average assumptions:

	For the year ended December 31, 2005	For the period January 1, 2006 — September 28, 2006
	(EUR-denominated)

Risk-free interest rate	2.89%	3.63%
Expected dividend yield	1.8%	1.8%
Expected stock price volatility	44%	39%
Expected option life	5 yrs	6 yrs

	For the year ended December 31, 2005	For the period January 1, 2006 — September 28, 2006
	(USD-denominated)

Risk-free interest rate	3.84%	4.73%
Expected dividend yield	1.8%	1.8%
Expected stock price volatility	43%	38%
Expected option life	5 yrs	6 yrs

The assumptions were used for these calculations only and do not necessarily represent an indication of Management’s expectations of future developments.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected share price volatility.

The Philips employee share options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate.

A summary of the status of the Philips share options granted to Company employees as of September 28, 2006 and December 31, 2005 and changes during the periods then ended is presented below:

Fixed option plans

	As of December 31, 2005		As of September 28, 2006
	Shares	Weighted average exercise	Shares	Weighted average exercise
		(price in EUR)		(price in EUR)

Outstanding at the beginning of the period	4,472,773	29.72	4,640,812	28.17
Granted	496,799	15.25	816,150	26.27
Exercised	32,750	15.71	(111,653)	16.85
Forfeited	(361,510)	28.44	(74,972)	44.05
Outstanding at the end of the period	4,640,812	28.17	5,270,337	27.89
Weighted average fair value of options granted during the period in EUR	6.99		9.74

		(price in USD)		(price in USD)

Outstanding at the beginning of the period	6,788,973	28.45	6,237,756	28.19
Granted	608,867	25.13	592,254	32.23
Exercised	(291,101)	24.95	(1,128,954)	25.97
Forfeited	(868,983)	29.20	(975,339)	29.09
Outstanding at the end of the period	6,237,756	28.19	4,725,717	29.04
Weighted average fair value of options granted during the period in USD	9.28		12.29

Variable plans

	As of December 31, 2005		As of September 28, 2006
	Shares	Weighted average exercise	Shares	Weighted average exercise
		(price in EUR)		(price in EUR)

Outstanding at the beginning of the period	892,677	34.62	790,664	34.43
Granted	(53,475)	36.71	—	—
Exercised	—	—	—	—
Forfeited	(48,538)	35.38	(48,993)	38.67
Outstanding at the end of the period	790,664	34.43	741,671	34.15

		(price in USD)		(price in USD)

Outstanding at the beginning of the period	1,405,074	32.67	1,121,780	32.79
Granted	(13,400)	31.56	—	—
Exercised	(127,520)	25.54	(202,766)	25.78
Forfeited	(142,374)	38.26	(184,906)	35.87
Outstanding at the end of the period	1,121,780	32.79	734,108	33.95

Transfers of employees from and to other Philips businesses are reflected in the table above.

A summary of the status of the Philips restricted share rights granted to Company employees as of the period and changes during the period is presented below:

Restricted share rights*

	As of December 31, 2005		As of September 28, 2006
	EUR- denominated shares	USD- denominated shares	EUR- denominated shares	USD- denominated shares

Outstanding at the beginning of the period	387,116	512,563	448,341	470,566
Granted	225,714	214,437	278,169	197,418
Vested/Issued	(137,738)	(198,648)	(218,900)	(227,669)
Forfeited	(26,751)	(57,786)	8,322	(59,404)
Outstanding at the end of the period	448,341	470,566	515,932	380,911
Weighted average fair value at grant date	EUR 19.08	USD 24.40	EUR 22.84	USD 28.43

* Excludes incremental shares that may be received if shares awarded under the restricted share rights plan are not sold for a three-year period.

33            Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange or the value that will ultimately be realized by the Company upon maturity or disposal. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

	SUCCESSOR
	As of December 31, 2006		As of December 31, 2007
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value

Assets;
Cash and cash equivalents	939	939	706	706
Accounts receivable — current	563	563	518	518
Other financial assets	12	12	43	43
Derivative instruments — assets	8	8	36	36
Liabilities:
Accounts payable	(489)	(489)	(679)	(679)
Debt	(4,449)	(4,560)	(4,123)	(3,750)
Derivative instruments — liabilities	(1)	(1)	(32)	(32)

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and cash equivalents, accounts receivable and payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Other financial assets

For other financial assets, fair value is based upon the quoted market prices.

Debt

The fair value is estimated on the basis of the quoted market prices for certain issues, or on the basis of discounted cash flow analyses based upon the incremental borrowing rates for similar types of borrowing arrangements with comparable terms and maturities. Accrued interest is included under accounts payable and not within the carrying amount or estimated fair value of debt.

34           Other financial instruments, derivatives and currency risk

The Company does not purchase or hold financial derivative instruments for trading purposes. Assets and liabilities related to derivative instruments are disclosed in note 15 and note 21. Currency fluctuations may impact the Company’s financial results. The Company has a structural currency mismatch between costs and revenues, as a proportion of its production, administration and research and development costs is denominated in US dollars or US dollar-related, while a higher proportion of its revenues is denominated in US dollars or US dollar-related.

The Company’s transactions are denominated in a variety of currencies. The Company uses financial instruments to reduce its exposure to the effects of currency fluctuations. The Company generally hedges foreign currency exposures in relation to transaction exposures, such as receivables/payables resulting from such transactions and part of anticipated sales and purchases. The Company generally uses forwards to hedge these exposures.

Changes in the fair value of foreign currency accounts receivable/payable as well as changes in the fair value of the hedges of accounts receivable/payable are reported in the statement of operations under cost of sales.  The hedges related to anticipated transactions are recorded as cash flow hedges. The results from such hedges were deferred in equity until 2007. However, from December 2007 going forward, the application of cash flow hedge accounting for foreign currency risks is limited to transactions that represent a substantial currency risk that could materially affect the financial position of the Company.

Consequently, the application of cash flow hedge accounting seldom occurs. Changes in the fair value of these forward currency transactions that are not designated to anticipated transactions are immediately reported in the statement of operations under cost of sales.

For the predecessor period, hedges entered into by the Company were generally concluded by Philips.

Derivative instruments relate to

•                  hedged balance sheet items,

•                  hedged anticipated currency exposures with a duration of up to 12 months.

The derivative assets amounted to EUR 8 million and EUR 36 million, whereas derivative liabilities amounted to EUR 1 million and EUR 32 million as of December 31, 2006 and 2007, respectively, and are included in other current assets and accrued liabilities on the combined and consolidated balance sheets, respectively.

Currency risk

A higher proportion of our revenues is in US dollars or US dollar-related, compared to our costs. Accordingly, our results of operations may be affected by changes in foreign currency exchange rates, particularly between the euro and the US dollar. A weakening US dollar against the euro during any reporting period will reduce income from operations of NXP.

It is NXP’s policy that material transaction exposures are hedged. Accordingly, the Company’s organizations identify and measure their exposures from material transactions denominated in other than their own functional currency.

We calculate our net exposure on a cash flow basis considering balance sheet items, actual orders received or made and anticipated revenues and expenses. Committed foreign currency exposures are required to be fully hedged using forward contracts.  The net exposures related to anticipated transactions are hedged up to 50% for a maximum tenor of 12 months.

The currency exposures related to foreign currency denominated debt are not hedged.

The table below outlines the foreign currency transactions outstanding per December 31, 2007:

In millions of euro equivalents	Aggregate Contract amount buy/ (sell) (1)	Weighted Average Tenor (in months)
Foreign currency forward contracts(1)
Euro/ US dollar	516	7
US dollar/ Japanese Yen	(3)	4
Great Britain pound/ US dollar	15	2
US dollar/ Swedish kroner	(36)	2
US dollar/ Singapore dollar	(20)	2
US dollar/ Thailand baht	(9)	2
US dollar/ Malaysian Ringgit	(3)	2
Euro/ Great Britain pound	48	2
Euro/ Polish zloty	6	2

(1) euro equivalent

Changes in the value of foreign currency accounts receivable/payable as well as the changes in fair value of the hedges of accounts receivable/payable are reported in the income statement under cost of sales.

The results of hedges related to anticipated transactions are recorded in the income statement under cost of sales as from December 2007. From this date going forward, the application of cash flow hedge accounting for foreign currency risks is limited to transactions that represent a substantial currency risk that could materially affect the financial position of the Company. Per December 2007, no results are deferred in equity as a result of these hedge transactions.

Interest rate risk

NXP has significant outstanding debt, which creates an inherent interest rate risk. On October 12, 2006, NXP issued several series of notes with maturities ranging from 7 to 9 years and a mix of floating and fixed rates. The euro and US dollar denominated notes represent 37% and 63% respectively of the total notes outstanding.

The following table summarizes the outstanding notes per December 31, 2007:

	Principal amount (*)	Fixed/ floating	Current coupon rate	Maturity date

Senior Secured Notes	EUR 1,000	Floating	7.4820	2013
Senior Secured Notes	USD 1,535	Floating	7.9925	2013
Senior Secured Notes	USD 1,026	Fixed	7.8750	2014
Senior Notes	EUR 525	Fixed	8.6250	2015
Senior Notes	USD 1,250	Fixed	9.5000	2015

(*) amount in millions

A sensitivity analysis shows that if interest rates were to increase/decrease instantaneously by 1% from the level of December 31, 2007 all other variables held constant, the annualized net interest expense would increase/decrease by EUR 14 million. This impact is based on the outstanding net debt position as per December 31, 2007.

35           Supplemental Guarantor Information

Certain of the wholly-owned subsidiaries of NXP provide joint and several unconditional guarantees of NXP’s obligations under the notes issued in connection with the acquisition of NXP.  Pursuant to Rule 3-10 of Regulation S-X of the Securities and Exchange Commission, the following combined and consolidated financial information of the guarantors and non-guarantors is provided in lieu of financial statements of such guarantor entities, and has been determined based on the assets, liabilities and operations of the entities which were included in the guarantor and non-guarantor subsidiaries of NXP at the Separation. For the predecessor periods, the financial information for Philips Semiconductors International B.V. (now NXP B.V.) have been included in the combined financial information of the guarantors as there were no significant assets, liabilities or operations of Philips Semiconductors International B.V. for any of the periods presented. For the successor period, a separate column has been provided for NXP B.V. (as parent).

Supplemental combined statement of operations for the year ended December 31, 2007

(SUCCESSOR)	NXP B.V.	Guarantors	Non- guarantors	Eliminations/ reclassifications	Consolidated

Sales	—	3,400	1,229	—	4,629
Intercompany sales	—	980	593	(1,573)	—
Total sales	—	4,380	1,822	(1,573)	4,629
Cost of sales	(105)	(2,869)	(1,677)	1,512	(3,139)
Gross margin	(105)	1,511	145	(61)	1,490
Selling expenses	—	(231)	(85)	4	(312)
General and administrative expenses	(467)	(342)	(62)	1	(870)
Research and development expenses	—	(622)	(404)	56	(970)
Write-off of acquired in-process research and development	(11)	—	—	—	(11)
Other business income (loss)	(44)	(334)	476	—	98
Income (loss) from operations	(627)	(18)	70	—	(575)
Financial income and expenses	43	(162)	(14)	—	(133)
Income subsidiaries	(73)	—	—	73	—
Income (loss) before taxes	(657)	(180)	56	73	(708)
Income tax benefit (expense)	189	38	47	—	274
Income (loss) after taxes	(468)	(142)	103	73	(434)
Results relating to equity-accounted investees	(27)	—	—	—	(27)
Minority interests	—	—	(34)	—	(34)
Net income (loss)	(495)	(142)	69	73	(495)

Supplemental consolidated statement of operations for the period September 29, 2006 through December 31, 2006

(SUCCESSOR)	NXP B.V.	Guarantors	Non- guarantors	Eliminations/ reclassifications	Consolidated

Sales	—	879	311	—	1,190
Intercompany sales	—	339	127	(466)	—
Total sales	—	1,218	438	(466)	1,190
Cost of sales	(157)	(802)	(411)	453	(917)
Gross margin	(157)	416	27	(13)	273
Selling expenses	—	(68)	(21)	1	(88)
General and administrative expenses	(119)	(61)	(15)	1	(194)
Research and development expenses	—	(166)	(103)	11	(258)
Write-off of acquired in-process research and development	(515)	—	—	—	(515)
Other business income (loss)	(29)	(100)	132	—	3
Income (loss) from operations	(820)	21	20	—	(779)
Financial income and expenses	(25)	(45)	(3)	—	(73)
Income subsidiaries	4	—	—	(4)	—
Income (loss) before taxes	(841)	(24)	17	(4)	(852)
Income tax benefit (expense)	227	18	(3)	—	242
Income (loss) after taxes	(614)	(6)	14	(4)	(610)
Results relating to equity-accounted investees	(2)	—	—	—	(2)
Minority interests	—	—	(4)	—	(4)
Net income (loss)	(616)	(6)	10	(4)	(616)

Supplemental combined statement of operations for the period January 1, 2006 through September 28, 2006

(PREDECESSOR)	Guarantors	Non- guarantors	Eliminations	Combined

Sales	2,827	875	—	3,702
Intercompany and sales to Philips companies	704	567	(1,203)	68
Total sales	3,531	1,442	(1,203)	3,770
Cost of sales	(2,206)	(1,299)	1,174	(2,331)
Gross margin	1,325	143	(29)	1,439
Selling expenses	(217)	(62)	4	(275)
General and administrative expenses	(243)	(64)	1	(306)
Research and development expenses	(475)	(286)	24	(737)
Other business income (loss)	(326)	344	—	18
Income (loss) from operations	64	75	—	139
Financial income and expenses	(15)	(7)	—	(22)
Income (loss) before taxes	49	68	—	117
Income tax expense	(59)	(6)	—	(65)
Income (loss) after taxes	(10)	62	—	52
Results relating to equity-accounted investees	(26)	—	29	3
Minority interests	—	(50)	—	(50)
Net income (loss)	(36)	12	29	5

Supplemental combined statement of operations for the year ended December 31, 2005

(PREDECESSOR)	Guarantors	Non- guarantors	Eliminations	Combined

Sales	3,625	990	—	4,615
Intercompany and sales to Philips companies	847	761	(1,457)	151
Total sales	4,472	1,751	(1,457)	4,766
Cost of sales	(2,774)	(1,572)	1,413	(2,933)
Gross margin	1,698	179	(44)	1,833
Selling expenses	(274)	(39)	9	(304)
General and administrative expenses	(350)	(85)	—	(435)
Research and development expenses	(719)	(344)	35	(1,028)
Other business income (loss)	(356)	392	—	36
Income (loss) from operations	(1)	103	—	102
Financial income and expenses	(51)	(12)	—	(63)
Income (loss) before taxes	(52)	91	—	39
Income tax expense	(69)	(32)	—	(101)
Income (loss) after taxes	(121)	59	—	(62)
Results relating to equity-accounted investees	(23)	—	18	(5)
Minority interests	—	(34)	—	(34)
Net income (loss)	(144)	25	18	(101)

                              Supplemental condensed consolidated balance sheet at December 31, 2007

(SUCCESSOR)	NXP B.V.	Guarantors	Non- guarantors	Eliminations/ reclassifications	Consolidated

Assets
Current assets:
Cash and cash equivalents	230	248	228	—	706
Receivables	6	322	190	—	518
Intercompany accounts receivable	31	1,013	138	(1,182)	—
Inventories	—	575	75	—	650
Assets held for sale	—	—	88	—	88
Other current assets	58	49	54	—	161
Total current assets	325	2,207	773	(1,182)	2,123

Non-current assets:
Investments in equity-accounted investees	45	—	6	—	51
Investments in affiliated companies	2,005	—	—	(2,005)	—
Other non-current financial assets	35	7	1	—	43
Other non-current assets	76	178	76	—	330
Property, plant and equipment:	275	1,000	421	—	1,696
Intangible assets excluding goodwill	2,565	36	7	—	2,608
Goodwill	2,521	—	—	—	2,521
Total non-current assets	7,522	1,221	511	(2,005)	7,249
Total assets	7,847	3,428	1,284	(3,187)	9,372

Liabilities and Shareholder’s equity
Current liabilities:
Accounts and notes payable	—	572	107	—	679
Intercompany accounts payable	116	878	188	(1,182)	—
Accrued liabilities	174	304	156	—	634
Short-term provisions	—	25	2	—	27
Other current liabilities	1	15	34	—	50
Short-term debt	—	—	4	—	4
Intercompany financing	—	2,678	144	(2,822)	—
Total current liabilities	291	4,472	635	(4,004)	1,394

Non-current liabilities:
Long-term debt	4,110	3	6	—	4,119
Long-term provisions	372	150	19	—	541
Other non-current liabilities	2	56	14	—	72
Total non-current liabilities	4,484	209	39	—	4,732
Minority interests	—	—	174	—	174
Shareholder’s equity	3,072	(1,253)	436	817	3,072
Total liabilities and Shareholder’s equity	7,847	3,428	1,284	(3,187)	9,372

                              Supplemental condensed consolidated balance sheet at December 31, 2006

(SUCCESSOR)	NXP B.V.	Guarantors	Non- guarantors	Eliminations/ reclassifications	Consolidated

Assets
Current assets:
Cash and cash equivalents	613	161	165	—	939
Receivables	—	371	192	—	563
Intercompany accounts receivable	39	472	202	(713)	—
Inventories	—	568	78	—	646
Other current assets	22	49	54	—	125
Total current assets	674	1,621	691	(713)	2,273

Non-current assets:
Investments in equity-accounted investees	43	1	—	—	44
Investments in affiliated companies	2,407	—	—	(2,407)	—
Other non-current financial assets	—	8	4	—	12
Other non-current assets	71	78	8	—	157
Property, plant and equipment:	394	1,135	755	—	2,284
Intangible assets excluding goodwill	3,012	46	7	—	3,065
Goodwill	2,032	—	—	—	2,032
Total non-current assets	7,959	1,268	774	(2,407)	7,594
Total assets	8,633	2,889	1,465	(3,120)	9,867

Liabilities and Shareholder’s equity
Current liabilities:
Accounts and notes payable	—	391	98	—	489
Intercompany accounts payable	201	305	207	(713)	—
Accrued liabilities	85	254	146	—	485
Short-term provisions	—	36	18	—	54
Other current liabilities	—	25	20	—	45
Short-term debt	—	—	23	—	23
Intercompany financing	—	2,971	327	(3,298)	—
Total current liabilities	286	3,982	839	(4,011)	1,096

Non-current liabilities:
Long-term debt	4,415	4	7	—	4,426
Long-term provisions	247	114	7	—	368
Other non-current liabilities	—	112	18	—	130
Total non-current liabilities	4,662	230	32	—	4,924
Minority interests	—	—	162	—	162
Shareholder’s equity	3,685	(1,323)	432	891	3,685
Total liabilities and Shareholder’s equity	8,633	2,889	1,465	(3,120)	9,867

                              Supplemental condensed combined statement of cash flows for the year ended December 31, 2007

(SUCCESSOR)	NXP B.V.	Guarantors	Non- guarantors	Eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	(495)	(142)	69	73	(495)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Elimination (income) loss subsidiaries	73	—	—	(73)	—
Depreciation and amortization	573	310	250	—	1,133
Net gain on sale of assets	(46)	(46)	8	—	(84)
Results relating to equity-accounted investees	27	—	—	—	27
Minority interests	—	—	32	—	32
Decrease (increase) in receivables and other current assets	(42)	13	(5)	—	(34)
Decrease in inventories	—	(44)	(4)	—	(48)
Increase (decrease) in accounts payable, accrued and other liabilities	93	230	45	—	368
Decrease (increase) intercompany current accounts	(57)	22	35	—	—
Increase in non-current receivables/other assets	(5)	(100)	(68)	—	(173)
Increase (decrease) in provisions	(171)	16	(2)	—	(157)
Other items	(209)	24	(1)	—	(186)
Net cash provided by operating activities	(259)	283	359	—	383

Cash flows from investing activities:
Purchase of intangible assets	(14)	(9)	(4)	—	(27)
Capital expenditures on property, plant and equipment	—	(234)	(165)	—	(399)
Proceeds from disposals of property, plant and equipment	—	30	94	—	124
Purchase of other non-current financial assets	—	(5)	—	—	(5)
Proceeds from the sale of other non-current financial assets	—	—	2	—	2
Purchase of interest in businesses	(324)	—	(6)	—	(330)
Proceeds from sale of interests in businesses	77	43	6	—	126
Net cash used for investing activities	(261)	(175)	(73)	—	(509)

Cash flows from financing activities:
Net decrease in debt	—	—	(16)	—	(16)
Net changes in intercompany financing	407	(229)	(178)	—	—
Net changes in intercompany equity	(238)	232	6	—	—
Net cash provided by financing activities	169	3	(188)	—	(16)
Effect of changes in exchange rates on cash positions	(32)	(24)	(35)	—	(91)
Increase in cash and cash equivalents	(383)	87	63	—	(233)
Cash and cash equivalents at beginning of period	613	161	165	—	939
Cash and cash equivalents at end of period	230	248	228	—	706

                              Supplemental condensed consolidated statement of cash flows for the period September 29, 2006 through December 31, 2006

(SUCCESSOR)	NXP B.V.	Guarantors	Non- guarantors	Eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	(616)	(6)	10	(4)	(616)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	660	80	71	—	811
Net gain on sale of assets	9	(1)	(12)	—	(4)
Results relating to equity-accounted investees	2	—	—	—	2
Minority interests	—	—	4	—	4
Decrease (increase) in receivables and other current assets	85	191	(10)	—	266
Decrease in inventories	130	23	15	—	168
Increase (decrease) in accounts payable, accrued and other liabilities	68	(82)	11	—	(3)
Decrease (increase) intercompany current accounts	162	(101)	(61)	—	—
Increase in non-current receivables/other assets	(71)	(11)	—	—	(82)
Increase (decrease) in provisions	(214)	11	(3)	—	(206)
Other items	(57)	5	—	4	(48)
Net cash provided by operating activities	158	109	25	—	292

Cash flows from investing activities:
Purchase of intangible assets	—	(3)	(2)	—	(5)
Capital expenditures on property, plant and equipment	—	(60)	(51)	—	(111)
Proceeds from disposals of property, plant and equipment	—	6	16	—	22
Purchase of other non-current financial assets	—	(1)	(1)	—	(2)
Purchase of interest in businesses	(48)	—	(45)	—	(93)
Proceeds from sale of interests in unconsolidated businesses	—	—	5	—	5
Net cash used for investing activities	(48)	(58)	(78)	—	(184)

Cash flows from financing activities:
Net decrease in debt	638	45	19	—	702
Net changes in intercompany financing	55	(35)	(20)	—	—
Net changes in intercompany equity	(166)	44	122	—	—
Net cash provided by financing activities	527	54	121	—	702
Effect of changes in exchange rates on cash positions	(24)	(3)	(3)	—	(30)
Increase in cash and cash equivalents	613	102	65	—	780
Cash and cash equivalents at beginning of period	—	59	100	—	159
Cash and cash equivalents at end of period	613	161	165	—	939

                             Supplemental condensed combined statement of cash flows for the period January 1, 2006 through September 28, 2006

(PREDECESSOR)	Guarantors	Non- guarantors	Eliminations	Combined

Cash flows from operating activities:
Net income (loss)	(36)	12	29	5
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	297	174	—	471
Net gain on sale of assets	(6)	(1)	—	(7)
Results relating to equity-accounted investees	26	—	(29)	(3)
Minority interests	—	50	—	50
Increase in receivables and other current assets	(113)	(18)	—	(131)
Increase in inventories	(62)	(6)	—	(68)
Increase in accounts payable, accrued and other liabilities	144	10	—	154
Decrease (increase) in current accounts Phillips	(123)	98	—	(25)
Increase (decrease) in non-current receivables/other assets	(64)	40		(24)
Increase (decrease) in provisions	63	(30)	—	33
Other items	13	—	—	13
Net cash provided by operating activities	139	329	—	468

Cash flows from investing activities:
Purchase of intangible assets	(10)	(2)	—	(12)
Capital expenditures on property, plant and equipment	(237)	(228)	—	(465)
Proceeds from disposals of property, plant and equipment	26	—	—	26
Purchase of other non-current financial assets	(1)	(2)	—	(3)
Purchase of interest in businesses	(3)	—	—	(3)
Proceeds from sale of interests in unconsolidated businesses	—	—	—	—
Net cash used for investing activities	(225)	(232)	—	(457)

Cash flows from financing activities:
Net decrease in debt	(149)	(173)	—	(322)
Net repayments of loans to Philips Companies	(497)	—	—	(497)
Net transactions with Philips	794	73	—	867
Net cash (used for) provided by financing activities	148	(100)		48
Effect of changes in exchange rates on cash positions	(3)	(7)	—	(10)
Increase (decrease) in cash and cash equivalents	59	(10)	—	49
Cash and cash equivalents at beginning of period	—	110	—	110
Cash and cash equivalents at end of period	59	100	—	159

Supplemental condensed combined statement of cash flows for the year ended December 31, 2005

(PREDECESSOR)	Guarantors	Non- guarantors	Eliminations	Combined

Cash flows from operating activities:
Net income (loss)	(144)	25	18	(101)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	526	292	—	818
Net gain on sale of assets	(15)	(2)	—	(17)
Results relating to equity-accounted investees	23	—	(18)	5
Minority interests	—	34	—	34
Increase in receivables and other current assets	(50)	(2)	—	(52)
(Increase) decrease in inventories	65	(36)	—	29
Increase (decrease) in accounts payable, accrued and other liabilities	115	(20)	—	95
Decrease (increase) in current accounts Phillips	12	3	—	15
Decrease (increase) in non-current receivables/other assets	(21)	—	—	(21)
Decrease in provisions	(26)	(5)	—	(31)
Other items	16	2	—	18
Net cash provided by operating activities	501	291	—	792

Cash flows from investing activities:
Purchase of intangible assets	(17)	(1)	—	(18)
Capital expenditures on property, plant and equipment	(263)	(107)	—	(370)
Proceeds from disposals of property, plant and equipment	50	—	—	50
Purchase of interest in businesses	(5)	(22)	—	(27)
Proceeds from sale of interests in unconsolidated businesses	6	1	—	7
Net cash used for investing activities	(229)	(129)	—	(358)

Cash flows from financing activities:
Net decrease in debt	(4)	(115)	—	(119)
Net repayments of loans to Philips Companies	(38)	(1)	—	(39)
Net transactions with Philips	(278)	28	—	(250)
Net cash used for financing activities	(320)	(88)	—	(408)
Effect of changes in exchange rates on cash positions	1	8	—	9
Increase (decrease) in cash and cash equivalents	(47)	82	—	35
Cash and cash equivalents at beginning of year	47	28	—	75
Cash and cash equivalents at end of year	—	110	—	110

36           Subsequent events

The General Meeting of Shareholders has resolved that, as of January 1, 2008, NXP will change over from euro to US dollar as its reporting currency in order to be more aligned with the Semiconductor market.

In January 2008, we completed the acquisition of GloNav Inc., a US-based fabless semiconductor company developing single-chip solutions for global positioning systems (GPS) and other satellite navigation systems. This transaction was announced on December 21, 2007.

On February 14, 2008, NXP and Thomson announced the signing of a Memorandum of Understanding to combine their can tuner modules operations in a joint venture. NXP and Thomson expect that the definitive joint venture agreements will be finalized and the transaction will close in the second quarter of 2008, subject to closing conditions, including social and regulatory approvals.

Auditors’ Reports

Report of Independent Registered Public Accounting Firm

To the Board of Management of NXP B.V.

We have audited the accompanying combined statements of operations, changes in business’ equity and comprehensive income (loss), and cash flows of NXP B.V. (formerly known as Philips Semiconductors International B.V.) and the semiconductor businesses of Philips (Predecessor) for the year ended December 31, 2005 and for the period January 1, 2006 to September 28, 2006 (Predecessor periods), appearing on page 86 to 172. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined results of operations and cash flows of NXP B.V. (formerly known as Philips Semiconductors International B.V.) and the semiconductor businesses of Philips (Predecessor) for the year ended December 31, 2005 and for the period January 1, 2006 to September 28, 2006 (Predecessor periods), in conformity with US generally accepted accounting principles.

KPMG ACCOUNTANTS N.V.

Amstelveen, The Netherlands

March 22, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Management and Shareholders of NXP B.V.

We have audited the accompanying consolidated balance sheet of NXP B.V. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year ended December 31, 2007 and the period from September 29, 2006 to December 31, 2006 (Successor period) as set out on page 86 until page 172. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements’ presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2007 and 2006 consolidated financial statements present fairly, in all material respects, the financial position of NXP B.V. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the year ended December 31, 2007 and the period from September 29, 2006 to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Deloitte Accountants B.V.

M.J. van der Vegte RA

Amsterdam, The Netherlands
March 3, 2008

Intentionally left blank

IFRS information

Introduction

The consolidated financial statements of NXP B.V. (‘the Company’ or ‘NXP’) that are included in this section of the 2007 Annual Report are prepared on a basis in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union. For the Company, this is materially the same as IFRS as adopted by the International Accounting Standards Board (IASB). IFRS include both IFRS and International Accounting Standards (IAS).

For the IFRS accounting principles, reference is made to note 38 in this section.

These accounting principles are largely in conformity with the accounting policies that are applied in the Company’s primary consolidated financial statements as prepared under United States Generally Accepted Accounting Principles (‘US GAAP’), except for the application of purchase accounting for the acquisition of the Company and the capitalization of development costs. Under US GAAP accounting principles the purchase accounting effects were pushed down to NXP by KASLION, the parent company. However, under IFRS push-down accounting is not allowed and accordingly the purchase accounting effects are not in NXP’s consolidated IFRS statements and notes.

The preparation of financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The notes to the consolidated financial statements as prepared under US GAAP are an integral part of the financial statements as prepared under IFRS. Material differences based on differences between US GAAP and IFRS are disclosed separately in this section.

This section also contains a management commentary based on IFRS accounting policies.

This chapter of the 2007 Annual Report contains the management commentary and the audited consolidated financial statements including the notes thereon, all based on IFRS accounting policies.Effectively, NXP B.V. has been composed in its present form on September 29, 2006, whereas previously it was an empty dormant company within the Philips Group. Consequently, activities of the NXP Group started only on that date and the results of operations and cash flows therefore reflect only activities of 2007 and of the last quarter of 2006 and 2 days of September.

Management commentary

Key data

In millions of euros unless otherwise stated	For the period January 1, – December 31, 2006	For the period January 1, – December 31, 2007

Sales	1,190	4,629
Income from operations	143	465
as a % of sales	12.0	10.0
Financial income (expenses)	(73)	(133)
Income taxes	(17)	(13)
Results relating to equity-accounted investees	(2)	(37)
Income before minority interests	51	282
Minority interests	(4)	(34)
Net income attributable to shareholder	47	248

Sales per segment

In millions of euros	For the period January 1, – December 31, 2006	For the period January 1, – December 31, 2007

Mobile & Personal	396	1,563
Home	212	680
Automotive & Identification	210	977
MultiMarket Semiconductors	328	1,186
IC Manufacturing Operations	28	155
Corporate and Other	16	68
	1,190	4,629

Income (loss) from operations

In millions of euros	For the period January 1, – December 31, 2006	For the period January 1, – December 31, 2007

Mobile & Personal	85	284
Home	3	(11)
Automotive & Identification	67	318
MultiMarket Semiconductors	83	262
IC Manufacturing Operations	(21)	(85)
Corporate and Other	(74)	(303)
	143	465

Performance of the Group 2007 compared to 2006

Since the NXP B.V. activities started at September 29, 2006, the operations in 2006 reflect only activities of the fourth quarter of 2006 and 2 days of September. As a consequence a full year comparison can not be made.

Total sales were EUR 4,629 million in 2007. NXP sales were affected by an unfavorable EUR/USD exchange rate and lower sales in Home, partly compensated by strong sales in Automotive & Identification

Gross margin was EUR 1,592 million for the year 2007 or 34.4% as a percentage of sales. The margin included unfavorable incidental items of EUR 167 million, mainly related to restructuring costs. The restructuring costs relate to the exiting from the Crolles2 Alliance and the closure of Boeblingen. Excluding these incidental items the gross margin was 38% in 2007. Price erosion and unfavorable produc mix effects have been offset by higher utilization and better performance of our manufacturing facilities.

Selling expenses were EUR 312 million or 6.7% as a percentage of sales. The costs were reduced, mainly caused by the consolidation of sales offices. The 2007 selling expenses included restructuring charges of EUR 13 million.

General and Administrative expenses in 2007 included EUR 71 million incidental items, including amongst others IT disenatnglement costs from Philips (EUR 55 million) and EUR 19 million for equity-based compensation. The Business Renewal program partly offset increased G&A expenses in 2007. Excluding incidental items the G&A as percentage of sales was 7.5%

Research and development expenses were EUR 551 million or 11.9% as a percentage of sales in 2007. The divestment of some of our product lines (including DVD-R, Power Amplifiers/Front End Modules, Large Display Driver and our Cordless & VoIP Terminal operations) freed up research and development resources which we have refocused on key battle areas, especially 3G cellular systems and in Automotive & Identification. In 2007 restructuring charges of EUR 14 million are included for the rightsizing of the Home R&D organization and EUR 29 million for the exiting of the Crolles2 Alliance.

Total capitalization of 2007 expensed product development cost is EUR 507 million, while current year depreciation included amounted to EUR 89 million.

Other income was EUR 153 million for 2007, mainly related to the gain (EUR 151 million) from the sales of Cordless & VoIP Terminal operations. The remaining part is attributable to gains from disposal of various tangible fixed assets.

Income from operations was EUR 465 million or 10.0% as a percentage of sales.

Performance of the Group 2006

Sales in the fourth quarter of 2006 were EUR 1,190 million. The sales breakdown per operating business was Mobile & Personal (EUR 396 million), MultiMarket Semiconductors (EUR 328 million), Home (EUR 212 million) and Automotive & Identification (EUR 210 million). IC Manufacturing Operations had external sales of EUR 28 million. Towards the end of 2006 sales softened somewhat as the industry slowed down, primarily as a result of inventory corrections in the value chain.

Gross margin was EUR 428 million for the fourth quarter of 2006 or 36.0% as a percentage of sales. This includes the unfavorable effect of EUR 16 million for one-time items being restructuring costs, litigation costs and costs related to the legal disentanglement from Philips.

Selling expenses were EUR 88 million or 7.4% as a percentage of sales in the fourth quarter of 2006.

General and administrative expenses were EUR 75 million or 6.3% as a percentage of sales. This level includes the positive effects of our Business Renewal program, but was negatively impacted by one-time items for costs related to the legal disentanglement from Philips (EUR 14 million).

Research and development expenses were EUR 133 million or 11.2% as a percentage of sales in the fourth quarter of 2006. Our portfolio management and the corresponding exit of some product lines (amongst other DVD-R and Mobile Display Drivers) freed up resources which were redirected to our key battle areas. Total capitalization of development intangible assets is EUR 125 million. Other income was EUR 11 million for the fourth quarter in 2006 mainly related to the sale of certain fixed assets.

Income from operations was EUR 143 million or 12.0% as a percentage of sales in the fourth quarter of 2006.

The paragraph Management Discussion & Analysis in the US GAAP section of this Annual Report, to which you are referred, gives more extensive management commentary.

IFRS Consolidated statements of operations of NXP B.V.

in millions of euros unless otherwise stated

		For the period	For the period
		January 1,	January 1,
		2006 -	2007 -
		December 31, 2006(1)	December 31, 2007

	Sales	1,172	4,575
	Sales to Philips companies	18	54
	Total sales	1,190	4,629
	Cost of sales	(762)	(3,037)

	Gross margin	428	1,592

	Selling expenses	(88)	(312)
	General and administrative expenses	(75)	(417)
	Research and development expenses	(133)	(551)
	Other income	11	153

8,42	Income from operations	143	465

9	Financial income (expense)	(73)	(133)

	Income before taxes	70	332

43	Income tax (expense) benefit	(17)	(13)

	Income after taxes	53	319

44	Results relating to equity-accounted investees	(2)	(37)

	Income before minority interests	51	282

12	Minority interests	(4)	(34)

	Net income attributable to shareholder	47	248

	Attribution of net income for the period:

	Net income attributable to shareholder	47	248
	Net income attributable to minority interests	4	34
	Net income for the period	51	282

(1)          NXP B.V. activities started at September 29, 2006, and as such the results of operations in 2006 reflect only activities in the last quarter of 2006 and 2 days of September.

        The accompanying notes are an integral part of these consolidated financial statements.

IFRS Consolidated balance sheets of NXP B.V.

in millions of euros unless otherwise stated

Assets

		December 31, 2006		December 31, 2007

	Current assets

	Cash and cash equivalents		939		706

40,45	Receivables:
	- Accounts receivable – net	557		542
	- Accounts receivable from Philips companies	49		9
	- Other receivables	13		23
			619		574

14	Inventories		646		650

47	Assets held for sale		—		88

46	Other current assets		91		121

	Total current assets		2,295		2,139

	Non-current assets

44	Investments in equity-accounted investees		54		51

16	Other non-current financial assets		12		43

40	Other non-current assets		104		134

43	Deferred tax assets		109		224

29,47	Property, plant and equipment:
	- At cost	2,042		1,693
	- Less accumulated depreciation	(146)		(267)
			1,896		1,426
48	Intangible assets excluding goodwill:
	- At cost	194		804
	- Less accumulated amortization	(6)		(126)
			188		678

49	Goodwill		27		234

	Total non-current assets		2,390		2,790

	Total		4,685		4,929

The accompanying notes are an integral part of these combined and consolidated financial statements.

Liabilities and equity

		December 31, 2006		December 31, 2007

	Current liabilities

40	Accounts payable:
	- Trade creditors	446		667
	- Accounts payable to Philips companies	43		12
			489		679
50	Accrued liabilities		426		590

24,30,51,52	Short-term provisions		54		20

25	Other current liabilities		45		50

26	Short-term debt		23		4

	Total current liabilities		1,037		1,343

	Non-current liabilities

29,53	Long-term debt		4,344		4,049

24,30,51,52	Long-term provisions		117		145

43	Deferred tax liabilities		36		146

54	Other non-current liabilities		130		81

	Total non-current liabilities		4,627		4,421

	Equity

12	Minority interests		162		174

	Issued capital	—		—
	Accumulated deficit	(1,141)		(1,009)

	Shareholder’s equity		(1,141)		(1,009)

	Total equity		(979)		(835)

	Total		4,685		4,929

IFRS Consolidated statements of cash flows of NXP B.V.

in millions of euros unless otherwise stated

	For the period	For the period
	January 1,	January 1,
	2006 -	2007 -
	December 31,	December 31,
	2006 (1)	2007

Cash flows from operating activities:
Net income	47	248
Minority interests	4	34
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	152	660
Net gain on sale of assets	(13)	(139)
Results relating to equity-accounted investees	2	37
Dividends paid to minority shareholders	—	(2)
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	290	(25)
(Increase) decrease in inventories	38	(48)
Increase (decrease) in accounts payable, accrued and other liabilities	11	357
Decrease (increase) in non-current receivables/ other assets	(106)	(136)
Increase (decrease) in provisions	40	90

Other items	(48)	(186)
Net cash provided by operating activities	417	890
Cash flows from investing activities:
Purchase of intangible assets	(5)	(27)
Capital expenditures on development assets	(125)	(507)
Capital expenditures on property, plant and equipment	(111)	(399)
Proceeds from disposals of property, plant and equipment	22	124
Purchase of other non-current financial assets	(2)	(5)
Proceeds from the sale of other non-current financial assets	—	2
Purchase of interest in businesses	(93)	(244)
Proceeds from sale of interests in businesses	5	126
Cash settlement agreement with Philips	—	(86)
Net cash used for investing activities	(309)	(1,016)
Cash flows from financing activities:
Increase in short-term debt	17	(16)
Proceeds from bridge loan facility, net	4,400	—
Repayment of loan Philips, net of settlements	(3,704)	—
Principal payments on long-term debt (incl. bridge loan)	(4,540)	—
Proceeds from the issuance of notes	4,529	—
Net cash provided by (used for) financing activities	702	(16)

Effect of changes in exchange rates on cash positions	(30)	(91)

Increase (decrease) in cash and cash equivalents	780	(233)
Cash and cash equivalents at beginning of period	159	939
Cash and cash equivalents at end of period	939	706

(1)                NXP B.V. activities started at September 29, 2006, and as such the statement of cash flows in 2006 reflects only activities in the last quarter of 2006 and 2 days of September.

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statement of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

The accompanying notes are an integral part of these consolidated financial statements.

	For the period	For the period
	January 1,	January 1,
	2006 -	2007 -
	December 31,	December 31,
	2006 (1)	2007

Supplemental disclosures to consolidated statements of cash flows
Cash paid (received) during the period for:
Interest paid	31	355
Interest received	(12)	(32)
Income taxes	15	15
Net gain on sale of assets:
Cash proceeds from the sale of assets	27	252
Book value of these assets	(14)	(141)
Non-cash gains (losses)	—	28
	13	139
Non-cash investing information:
Assets received in lieu of cash from the sale of business:
DSPG shares	—	53

IFRS Consolidated statements of changes in equity of NXP B.V.

in millions of euros unless otherwise stated

	Common stock	Capital in excess of par value	Retained earnings	Other reserves	Total share- holder’s equity	Minority interests	Total equity

Balance as of January 1, 2006	—	—	—	—	—	—	—

Consolidation changes	—	(1,184)	—	—	(1,184)	208	(976)
Net income			47		47
Current period change				(4)	(4)
Income tax on current period changes				—	—
Total recognized income and expenses			47	(4)	43
			47	(4)	43	(46)	(3)
Balance as of December 31, 2006	—	(1,184)	47	(4)	(1,141)	162	(979)

Net income			248		248
Current period change				(125)	(125)
Reclassifications into income				(14)	(14)
Income tax on current period changes				4	4
Total recognized income and expense			248	(135)	113
Share-based compensation plans		19			19
	—	19	248	(135)	132	12	144
Balance as of December 31, 2007	—	(1,165)	295	(139)	(1,009)	174	(835)

Changes in other reserves

in millions of euros unless otherwise stated

	Currency translation difference	Change in fair value of cash flow hedges		Total other reserves

Balance as of January 1, 2006	—	—		—

Current period change	(10)	6		(4)
Income tax an current period changes	—	—		—

Balance as of December 31, 2006	(10)	6		(4)

Current period change	(130)	5		(125)
Reclassifications into income	1	(15	)*	(14)
Income tax on current period changes		4		4

Balance as of December 31, 2007	(139)	—		(139)

* Reclassifications into income following the abolishing cash flow hedge accounting and dedesignation of the hedge transactions.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the IFRS consolidated financial statements of NXP B.V.

All amounts in millions of euros unless otherwise stated

The reader is also referred to the notes to the consolidated financial statements based on US GAAP.

37            Background

On September 29, 2006, Koninklijke Philips Electronics N.V. (“Philips”) sold 80.1% of its semiconductors businesses to a consortium of private equity investors (“Private Equity Consortium”) in a multi-step transaction. As part of this sale, Philips transferred these semiconductor businesses to NXP B.V. (“NXP”, formerly known as Philips Semiconductors International B.V. or “the Company”), a wholly owned subsidiary of Philips, on September 28, 2006. This transaction is referred to as the “Separation”. All of NXP’s issued and outstanding shares were then acquired by KASLION Acquisition B.V. (“KASLION”), which was formed as an acquisition vehicle by the Private Equity Consortium and Philips. This transaction is referred to as the “Acquisition”. In order to fund the acquisition of NXP by KASLION, the Private Equity Consortium and Philips contributed cash to KASLION in exchange for 80.1% and 19.9%, respectively, of the total equity of KASLION.

The Company refers to the operations of NXP as NXP Semiconductors Group.

The consolidated financial statements include the accounts of NXP B.V. and subsidiaries.

Reconciliation from IFRS to US GAAP

Reconciliation of net income from IFRS to US GAAP

In millions of euros	For the period January 1, 2006 – December 31, 2006	For the period January 1, 2007 – December 31, 2007

Net income attributable to shareholder, as per the consolidated statements of operations on an IFRS basis	47	248

Adjustments to reconcile to US GAAP:
Reversal of capitalization product development cost	(125)	(507)
Reversal of amortization of product development cost	1	89
Adjustments relating to purchase accounting US GAAP:
- Amortization intangible assets	(119)	(462)
- Depreciation property, plant and equipment	(25)	(102)
- Write-off of acquired in-process R&D	(515)	—
- Write-off inventories	(130)	—
- Additional pension liability	—	(5)
- Results of equity-accounted investees	—	10
- Other adjustments, mainly related to sale of assets	(9)	(53)
- Income tax effect on adjustments relating to purchase accounting	227	180
Income tax effects on other IFRS adjustments	32	107
Net loss as per the consolidated statement of operations on a US GAAP basis	(616)	(495)

Reconciliation of shareholder’s equity from IFRS to US GAAP

In millions of euros	December 31, 2006	December 31 2007

Shareholder’s equity as per the consolidated balance sheet on an IFRS basis	(1,141)	(1,009)

Adjustments to reconcile to US GAAP:
Reversal capitalization product development cost	(124)	(542)
Adjustments relating to purchase accounting US GAAP:
- Capitalized goodwill	2,005	2,287
- Intangible assets	3,002	2,539
- Property, plant and equipment	388	293
- Adjustments pension liability	(104)	(109)
- Application FAS 158	—	35
- Adjustments relating to equity-accounted investees	(10)	—
- Other adjustments related to purchase accounting US GAAP	—	(55)
- Income tax effect relating to purchase accounting US GAAP	(234)	(371)
- Liabilities arising from purchase accounting US GAAP	(129)	(100)
Income tax effects on other IFRS adjustments	32	139
Currency translation differences	—	(35)
Shareholder’s equity as per the consolidated balance sheet on a US GAAP basis	3,685	3,072

38            IFRS Accounting policies and new accounting standards

The consolidated financial statements in this section have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union. This is for the Company materially the same as IFRS as adopted by the International Accounting Standards Board (IASB). IFRS include both IFRS and International Accounting Standards (IAS).

Historical cost is used as the measurement basis unless otherwise indicated.

The principal accounting policies are set out below.

Consolidation principles

The consolidated financial statements include the accounts of NXP B.V and all subsidiaries that are controlled by the Company and which is achieved by its power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The Company applies IAS 27 ‘Consolidated and Separate Financial Statements’ and Interpretation SIC 12 ‘Consolidation — Special Purpose Entities’. All intercompany balances and transactions have been eliminated in the consolidated financial statements. The minority interests are disclosed separately in the consolidated statement of operations as part of profit allocation and in the consolidated balance sheet as a separate component of equity, measured initially at the minority’s proportion of the net fair value of the assets and liabilities.

Investments in equity-accounted investees

Investments in companies in which the Company does not have the ability to directly or indirectly control the financial and operating decisions, but does possess the ability to exert significant influence, are accounted for using the equity method. Generally, in the absence of demonstrable proof of significant influence, it is presumed to exist if at least 20% of the voting stock is owned.

The Company’s share of the net income of these associates is included in results relating to equity-accounted investees in the consolidated statement of operations. The Company recognizes an impairment loss when the recoverable amount of the investment is less than its carrying amount, in compliance with IAS 36 ‘Impairment of Assets’.

When its share of losses exceeds the carrying amount of an investment accounted for by the equity method, the carrying amount of that investment is reduced to zero and recognition of further losses is discontinued unless the Company has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

Accounting for capital transactions of a subsidiary or an equity-accounted investee

The Company recognizes in income dilution gains or losses arising from the sale or issuance of stock by a consolidated subsidiary that is included in the consolidated financial statements or an unconsolidated entity which is accounted for using the equity method of accounting in the consolidated statement of operations, unless the Company or the subsidiary either has reacquired or plans to reacquire such shares. In such instances, the result of the transaction will be recorded directly in equity.

The dilution gains or losses are presented in the consolidated statement of operations under other business income if they relate to subsidiaries that are included in the consolidated financial statements. Dilution gains and losses related to equity-accounted investees are presented under results relating to equity-accounted investees.

Accounting for Alliance

A subsidiary of the Company is a participant in a jointly funded alliance (the ‘Alliance’) with two other semiconductors manufacturers in Crolles, France. The activities of the Alliance are the joint development of advanced process and assembly/packaging technology and the joint operation of a fabrication plant for the manufacturing of 300-millimeter wafers. The Alliance has its own governance structure to decide on all material decisions relating to the Alliance. Each of the three participants is equally represented in the governance structure. Upon its commencement each party contributed assets to the Alliance. The initial term of the Alliance expired December 31, 2007, and because the Company withdrew from the Crolles2 Alliance effective December 31, 2007 the automatic extension until December 31, 2010 has been cancelled.

At the termination of the Alliance, the Company would retain title to the capital assets that it contributed to the Alliance unless another participant of the Alliance exercises its option to purchase those assets. Capital assets contributed by the Company include primarily machinery.

Under the Alliance arrangement, each participant is responsible for funding specific allocations of operations, research and development expenses, as well as related capital expenditures and output from the facility. Funding requirements are divided among the Company (31%) and the two other participants (31% and 38%), and are accounted for to ensure all expenses and capital expenditures are recorded in relation to the funding percentage.

The Company’s interest in the Alliance has been accounted for in these consolidated financial statements as a contract or cost sharing arrangement.

Accordingly, the Company’s share in the results of operation of the Alliance are recorded in the cost and expense caption in the accompanying consolidated statement of operations, and primarily consists of the Company’s share of research and development expenses, pilot line manufacturing expenses and depreciation expense related to the Alliance’s capital assets.

Following the withdrawal from the Alliance, one of the partners exercised its right to purchase our assets. Approximately half of our investment was sold in 2007 and for the remaining portion a sales contract exists, which will result in a transfer of legal title during 2008.

In the accompanying consolidated balance sheets the Company’s share in the capital assets of the Alliance and for which it still has title, has been recorded in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations’ as held for sale in 2007. For previous years all capital assets for which the Company had title are recorded in property, plant and equipment.

Foreign currencies

The Company uses the euro as its reporting currency. The financial statements of entities that use a functional currency other than the euro are translated into euros. Assets and liabilities are translated using the exchange rates on the respective balance sheet dates. Income and expense items in the statement of operations and cash flow statement are translated at weighted average exchange rates during the year. The resulting translation adjustments are recorded as a separate component of equity. Cumulative translation adjustments are recognized as income or expense upon partial or complete disposal or substantially complete liquidation of a foreign entity.

The functional currency of foreign entities is generally the local currency, unless the primary economic environment requires the use of another currency. When foreign entities conduct their business in economies considered to be highly inflationary, they record transactions in the Company’s reporting currency instead of their local currency. Gains and losses arising from the translation or settlement of foreign currency-denominated transactions, monetary assets and liabilities into the functional currency are recognized in income in the period in which they arise. However, currency differences on intercompany loans that have the nature of a permanent investment are accounted for as translation differences as a separate component of equity.

Derivative financial instruments

The Company uses derivative financial instruments principally in the management of its foreign currency risks and to a more limited extent for interest rate and commodity price risks. In compliance with IAS No. 39, ‘Financial Instruments Recognition and Measurement’ the Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate. Changes in the fair valued are recognized in the statement of operations immediately unless cash flow hedge accounting is applied.

Changes in the fair value of a derivative that is highly effective and designated and qualifies as a cash flow hedge, are recorded in a separate component of equity, until earnings are affected by the variability in cash flows of the designated hedged item.

The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions and for which cash flow hedge accounting is applied are highly effective in offsetting changes in cash flows of hedged items. When it is established that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur within a period of two months from the originally forecasted transaction date, the Company continues to carry the derivative on the consolidated balance sheet at its fair value, and gains and losses that were accumulated in equity are recognized immediately in the statement of operations. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the consolidated balance sheet, and recognizes any changes in its fair value in the statement of operations.

From December 2007 going forward the application of cash flow hedge accounting for foreign currency risks is limited to transactions that represent a substantial currency risk that could materially affect the financial position of the Company. Consequently, the application of cash flow hedge accounting seldom occurs.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less at acquisition that are readily convertible into known amounts of cash. It also includes restricted cash balances that cannot be freely repatriated. Cash and cash equivalents are stated at face value.

Receivables

Trade accounts receivable are carried at the lower of amortized cost or the present value of estimated future cash flows. The present value of estimated future cash flows is determined through the use of allowances for uncollectible amounts. As soon as trade accounts receivable can no longer be collected in the normal way and are expected to result in a loss, they are designated as doubtful trade accounts receivable and valued at the expected collectible amounts. They are written off when they are deemed to be uncollectible because of bankruptcy or other forms of receivership of the debtors.

The allowance for the risk of non-collection of trade accounts receivable takes into account objective evidence about credit-risk concentration, collective debt risk based on average historical losses, and specific circumstances such as serious adverse economic conditions in a specific country or region.

Inventories

Inventories are stated at the lower of cost or net realizable value, less advance payments on work in progress. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of conversion of inventories include direct labor and fixed and variable production overheads, taking into account the stage of completion. The cost of inventories is determined using the first-in, first-out (FIFO) method. Inventory is reduced for the estimated losses due to obsolescence. This reduction is determined for groups of products based on purchases in the recent past and/or expected future demand. Individual items of inventory that have been identified as obsolete are typically disposed of within a period of three months either by sale or by scrapping. Net realizable value is the estimated selling price in the ordinary course of business, less estimated marketing, distribution and selling expenses.

Other non-current financial assets

Other non-current financial assets include available-for-sale securities, loans and cost-method investments.

The Company classifies its investment in equity securities that have readily determinable fair values as available-for-sale. Available-for-sale securities are recorded at fair value with changes in the fair value going through equity. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from the statement of operations and are reported as a separate component of equity until realized. Available-for-sale securities that are contractually restricted from sale for a period longer than 1 year are accounted for by the cost method without changes in fair value being reflected in their measurement unless they are impaired in which case the impairment loss is charged to the statement of operations. Similarly, restricted equity securities obtained as payment from the acquirer upon disposal of product lines are accounted for under the cost method. In accordance with IAS 39 ‘Financial Instruments: Recognition and Measurement’, the initial recognition of NXP’s interest in the acquirer is the fair value at transaction date, which is the new cost basis going forward. Interest and foreign exchange results are reported in the statement of operations.

Loans receivable are stated at amortized cost, less the related allowance for impaired loans receivable.

Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment losses. Assets constructed by the Company include direct costs, overheads and interest charges incurred for qualifying assets during the construction period. Government grants are deducted from the cost of the related asset. Depreciation is calculated using the straight-line method over the expected economic life of the asset. Depreciation of special tooling is generally also based on the straight-line method. Gains and losses on the sale of property, plant and equipment are included in other business income. Costs related to major maintenance activities are expensed in the period in which they are incurred unless leading to an extension of the original lifetime or capacity. Plant and equipment under capital leases are initially recorded at the lower of their fair value or the present value of minimum lease payments. These assets and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

Under the provisions of IFRIC Interpretation 1 ‘Changes in Existing Decommissioning, Restoration and Similar Liabilities’ the Company recognizes the net present value of an asset retirement obligation in the period in which it is incurred, while an equal amount is capitalized as part of the carrying amount of the long-lived asset and subsequently depreciated over the life of the asset.

Goodwill and impairment of goodwill

Under the provisions of IFRS 3 ‘Business Combinations’ the Company initially determines the amount of goodwill, while under the provisions of IAS 36 ‘Impairment of Assets’, goodwill is not amortized but tested for impairment annually in the third quarter or whenever impairment indicators require so. In accordance with IFRS 3 the Company identified its operating segments as its cash generating units. Cash flows on this level are substantially independent from other cash flows and this is the lowest level at which goodwill is monitored by management. A goodwill impairment loss is recognized in the statement of operations whenever and to the extent the carrying amount of goodwill of a cash generating unit exceeds the recoverable amount of that unit.

Intangible assets

Intangible assets (other than goodwill) arising from acquisitions are amortized using the straight-line method over their estimated economic lives. Economic lives are evaluated every year. There are currently no intangible assets with indefinite lives. Patents and trademarks acquired from third parties are capitalized and amortized over their remaining useful lives.

Under IAS 38 ‘Intangible Assets’ all research cost are expensed when incurred.  Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized as an intangible asset if the product or process is technically and commercially feasible and the Company has sufficient resources to complete development. The development expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure and expenditure on research activities is recognized in the statement of operations as an expense as incurred. Capitalized development expenditure is stated at costs less accumulated amortization and impairment losses. Amortization of capitalized development expenditure is charged to the statement of operations on a straight-line basis over the estimated useful lives of the intangible assets. Costs relating to the development and purchase of software for internal use are capitalized and subsequently amortized over the estimated useful life of the software in accordance with IAS 38 ‘Intangible Assets’.

Impairment or disposal of intangible assets other than goodwill and tangible fixed assets

The Company accounts for the impairment of intangible and tangible fixed assets in accordance with the provisions of IAS 36 ‘Impairment of Assets’.  This Standard requires that assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is recognized and measured by a comparison of the carrying amount of an asset with the greater of its value in use and its fair value less cost to sell. Value in use is measured as the present value of future cash flows expected to be generated by the asset. If the carrying amount of an asset is not recoverable, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the recoverable amount. The review for impairment is carried out at the level where discrete cash flows occur that are independent of other cash flows.

For the IC Manufacturing Operations (IMO) segment, the review of impairment of long-lived assets is carried out on a Company-wide basis as IMO is the shared manufacturing base for the other business units with, for this purpose, no discrete cash flows that are largely independent of other cash flows. Assets held for sale are reported at the lower of the carrying amount or fair value, less cost to sell.

An impairment loss related to intangible assets other than goodwill, tangible fixed assets, and within equity-accounted investees is reversed if and to the extent there has been a change in the estimates used to determine the recoverable amount. The loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Reversal of impairment are recognized in the statement of operations.

Provisions and accruals

The Company applies IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’. The Company recognizes provisions for liabilities and probable losses that are a present obligation as of the balance sheet date and for which the amount is uncertain but can be reasonably estimated. Provisions of a long-term nature are stated at present value when the amount and timing of related cash payments are fixed or reliably determinable. Short-term provisions are stated at face value. The Company accrues for losses associated with environmental obligations when such losses are probable and reasonably estimable. Measurement of liabilities is based on current legal requirements and existing technology. Liabilities and expected insurance recoveries, if any, are recorded separately. The carrying amount of liabilities is regularly reviewed and adjusted for new facts or changes in law or technology. Insurance recoveries are recognized when they have been received or when receipt is virtually certain.

Restructuring

The provision for restructuring relates to the estimated costs of initiated reorganizations that have been approved by the Board of Management, and which involve the realignment of certain parts of the industrial and commercial organization. When such reorganizations require discontinuance and/or closure of lines of activities, the anticipated costs of closure or discontinuance are included in restructuring provisions. IAS 37 requires that a liability be recognized for those costs only when the company has a detailed formal plan for the restructuring and has raised a valid expectation with those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

Guarantees

The Company applies IAS 39 “Financial Instruments” and IAS 18 “Revenue” with respect to guarantee contracts. The Company recognizes a liability for the fair value of the obligation at the inception of a guarantee that is within the scope of the recognition criteria of these Standards.

Debt and other liabilities

Debt and liabilities other than provisions are recognized initially at fair value and are subsequently stated at amortized cost. However, loans that are hedged under a fair value hedge are remeasured for the changes in the fair value that are attributable to the risk that is being hedged. Debt issue cost is not expensed immediately but are included in the amortized cost of the debt through the use of the effective interest method under IAS 39.

Revenue recognition

The Company’s revenues are primarily derived from made-to-order sales to Original Equipment Manufacturers (“OEM’s”) and similar customers. Furthermore, the Company’s revenues are derived from sales to distributors.

The Company recognizes revenue in accordance with IAS 18 “Revenue” when persuasive evidence of an arrangement exists, delivery has occurred or the service has been provided, the sales price is fixed or determinable, and collection is reasonably assured, based on the terms and conditions of the sales contract. For made-to-order sales, these criteria are generally met at the time the product is shipped and delivered to the customer and title and risk have passed to the customer.  Examples of delivery conditions typically meeting these criteria are ‘Free on Board point of delivery’ and ‘Costs,

Insurance Paid point of delivery’.  Generally, the point of delivery is the customer’s warehouse.  Acceptance of the product by the customer is generally not contractually required, since, with made-to-order customers, manufacturing commences after design approval and delivery follows without further acceptance protocols.  Payment terms used are those that are customary in the particular geographic market. When management has established that all aforementioned conditions for revenue recognition have been met and no further post-shipment obligations exist revenue is recognized.

For sales to distributors, the same recognition principles apply and similar terms and conditions as for sales to other customers are applied. However, for some distributors contractual arrangements are in place, which allow these distributors to return products if certain conditions are met. These conditions generally relate to the time period during which return is allowed and reflect customary conditions in the particular geographic market.  Other return conditions relate to circumstances arising at the end of a product cycle, when certain distributors are permitted to return products purchased during a pre-defined period after the Company has announced a product’s pending discontinuance.  Long notice periods associated with these announcements generally prevent significant amounts of product from being returned, however.  Repurchase agreements with OEM’s or distributors are not entered into by the Company.

For sales where return rights exist, the Company determined, based on historical data, that only a very small percentage of the sales to distributors is actually returned. Based on the historic data, a pro rata portion of the sales to these distributors is not recognized but deferred until the return period has lapsed or the other return conditions no longer apply.

Revenues are recorded net of sales taxes, customer discounts, rebates and similar charges.  Shipping and handling costs billed to customers are recognized as revenues.  Expenses incurred for shipping and handling costs of internal movements of goods are recorded as cost of sales. Shipping and handling costs related to sales to third parties are reported as selling expenses.

A provision for product warranty is made at the time of revenue recognition and reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to the sold products. In cases where the warranty period is extended and the customer has the option to purchase such an extension, which is subsequently billed separately to the customer, revenue recognition occurs on a straight-line basis over the contract period.

Royalty income, which is generally earned based upon a percentage of sales or a fixed amount per product sold, is recognized on an accrual basis. Royalty income, other license income or other income related to R&D arrangements and that is received in the form of non-refundable upfront payments is recognized as income pro rata over the term of the contract unless a separate earnings process has been completed. Government grants, other than those relating to purchases of assets, are recognized as income as qualified expenditures are made.

Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statement of operations except to the extent that it relates to an item recognized directly within equity, in which case the related tax effect is recognized in equity as well.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax assets and liabilities are recognized, using the balance sheet method, for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Measurement of deferred tax assets and liabilities is based upon the enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets, including assets arising from loss carry forwards, are recognized if it is probable that the asset will be realized. Deferred tax assets are reviewed each reporting date and a valuation allowance is provided to the extent that it is no longer probable that the related tax benefit will be realized. Deferred tax assets and liabilities are not discounted.

Deferred tax liabilities for withholding taxes are recognized for subsidiaries in situations where the income is to be paid out as dividends in the foreseeable future, and for undistributed earnings of minority shareholdings.

Changes in tax rates are reflected in the period when the change has been enacted or substantively enacted by the balance sheet date.

Employee Benefit Accounting

The Company accounts for the cost of pension plans and postretirement benefits other than pensions in accordance with IAS 19 ‘Employee Benefits’. Some of the Company’s defined-benefit plans are funded with plan assets that have been segregated and restricted in a trust to provide for the pension benefits to which the Company has committed itself, whereas some of the Company’s defined-benefit plans are still unfunded.

The Company employees participate in pension and other postretirement benefit plans in many countries. The costs of pension and other postretirement benefits and related assets and liabilities with respect to the Company employees participating in defined-benefit plans have been allocated to the Company based upon actuarial computations, using the projected unit credit method. Obligations for contributions to defined-contribution pension plans are recognized as an expense in the statement of operations as incurred.

Share-based compensation

Immediately before the date of acquisition of NXP by KASLION, Philips announced all outstanding unvested stock options and restricted share rights related to employees of the semiconductor businesses of Philips would become fully vested and exercisable on October 16, 2006, which was recorded as part of the purchase price allocation (see note 32) in KASLION.  During 2007 a share-based plan was put in place by our parent company KASLION Acquisition B.V. for NXP employees. No new share-based compensation arrangements were in place in 2006. The 2007 plan is accounted for in accordance with the provisions of IFRS 2 ‘Share-based Payment’. Under these provisions the Company recognizes the estimated fair values, measured as of grant date of equity instruments granted to employees as compensation expense over the vesting period on a straight-line basis, taking into account expected forfeitures. The Company uses a binomial option-pricing model to determine the estimated fair value of the equity instruments.

The share-based compensation plans that the Company’s employees participate in contain contingent cash settlement features upon an exit or change in control in combination with a termination of employment. The Company has concluded that the chance for this particular situation is remote and therefore not probable. Also, upon death or disablement the Company may offer cash settlement, but the employee or his dependents must consent. Therefore it is concluded that these cash settlement features do not meet the cash settlement provisions and subsequent accounting as liability requirements of IFRS 2 until such liability actually has been incurred.

Cash flow statements

Cash flow statements have been prepared using the indirect method in accordance with the requirements of IAS 7 ‘Cash Flow Statements’. Cash flows in foreign currencies have been translated into euros using the weighted average rates of exchange for the periods involved.

Cash flows from derivative instruments that are accounted for as fair value hedges or cash flow hedges are classified in the same category as the cash flows from the hedged items. Cash flows from derivative instruments for which hedge accounting has been discontinued are classified consistent with the nature of the instrument as from the date of discontinuance.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements in order to conform to IFRS. Management bases its estimates and judgments on historical experience, current economic and industry conditions and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. If actual results differ significantly from management’s estimates, there could be a material adverse effect on reported amounts of revenues and expenses during the reporting period, the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements.

Estimates significantly impact goodwill and other intangible assets acquired, impairments, liabilities from employee benefit plans, other provisions, tax and other contingencies. The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analysis of goodwill is performed annually and whenever a triggering event has occurred to determine whether the carrying value exceeds the recoverable amount. These analyses are based on estimates of future cash flows.

New IFRS accounting standards

The IASB and its interpretation committee IFRIC issued several pronouncements, which will take effect as from 2008 or later. The following are to various degrees of relevance to the Company.

In November 2006, the IASB issued IFRS 8 “Operating Segments”, mandatory as from 2009. The Company is in the process of reviewing the impact of this standard. Since this standard achieves convergence on the most important elements with US GAAP, the Company does not expect material impact from this standard on the financial outcomes of previous periods, since US GAAP constitutes the primary accounting basis for the Company. However, because segment reporting to management is based on US GAAP, segment disclosure under IFRS, which is under the new standard required to be prepared and presented “through the eyes of management” is likely to become identical to the US GAAP segment disclosure.

In March 2007, the IASB issued a revised IAS 23 ‘Borrowing Costs’, which requires entities to capitalize borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset, and eliminates the choice to immediately recognize such costs in as an expense. Because the Company already applied a policy of capitalizing borrowing costs as allowed under the current version of IAS 23, there will be no impact from adopting this standard when it becomes effective in 2009.

In September 2007, the IASB issued a revised IAS 1 ‘Presentation of Financial Statements’, that becomes effective in 2009. The main changes are:

-                 In the statement of changes in equity a strict separation between owner and non-owner changes in equity must be applied;

-                 The statement of comprehensive income shall include all items of income and expense, irrespective whether or not these are recognized in profit or loss. The provisions in the Standard specify what is to be included in ‘other comprehensive income’. Entities may either present all items together in a single statement or present two linked statements;

-                 The elements of other comprehensive income may either be displayed net of related taxes or gross with one amount for the aggregated income tax relating to the components;

-                 Upon retroactively applying an accounting policy or making a retroactive restatement or reclassification, a statement of financial position must be presented for the beginning of the earliest comparative period.

-                 Reclassifications from other comprehensive income to profit or loss must be disclosed separately.

The company is in the process of reviewing the impact of this standard.

39           Information by Segment and Main Countries

The Company is structured in four market-oriented business units: Mobile & Personal, MultiMarket Semiconductors, Home and Automotive & Identification.

•                  Mobile & Personal delivers full systems solutions for cellular phones and personal entertainment devices.

•                  Home is a leading supplier of systems and components for the TV, PC TV and direct memory access segments of the consumer semiconductors market.

•                  Automotive & Identification has leading positions in car audio/radio, in-vehicle networking (IVN), car access and immobilization, tire pressure monitoring and magnetic sensors; Identification has leading positions in the radio frequency identification (RFID), near field communication (NFC) and eGovernment applications markets.

•                  MultiMarket Semiconductors provides a broad range of standard products (e.g. Bipolar, Power Discretes, Transistors & Diodes and Logic) and application specific standard products (e.g. Integrated Discretes, Interface Products and Microcontrollers).

The Company operates a shared manufacturing base, which is grouped in IC Manufacturing Operations, with the exception of manufacturing assets dedicated to MultiMarket Semiconductors products, which are reported as part of that segment.

Corporate and Other includes certain research and development activities, IP licensing, Emerging Products and special items not directly allocated to Business Units and/or IC Manufacturing Operations.

NXP Software (formerly Philips Software) included in Corporate and Other, specializes in innovative multimedia, security and connectivity solutions for manufacturers of mobile and portable equipment.

Certain assets of the Company have been used jointly or managed at Corporate level. Arithmetical allocation of these assets to the various businesses are not deemed to be meaningful and as such total assets by segment has been omitted. Instead, inventories per segments is included.

Segments

	Sales	Research and development expenses	Income (loss) from operations	Income (loss) from operations as a % of sales		Results relating to equity-accounted investees

2007
Mobile & Personal	1,563	212	284	18.2		—
Home	680	108	(11)	(1.6)		(2)
Automotive & Identification	977	48	318	32.5		(3)
MultiMarket Semiconductors	1,186	55	262	22.1		—
IC Manufacturing Operations (*)	155	34	(85)	—	(1)	—
Corporate and Other	68	94	(303)	—	(1)	(32)
	4,629	551	465	10.0		(37)

2006
Mobile & Personal	396	26	85	21.5		—
Home	212	28	3	1.4		—
Automotive & Identification	210	12	67	31.9		—
MultiMarket Semiconductors	328	11	83	25.3		—
IC Manufacturing Operations (*)	28	11	(21)	—	(1)	—
Corporate and Other	16	45	(74)	—	(1)	(2)
	1,190	133	143	12.0		(2)

(*)    In 2007, IC Manufacturing Operations supplied EUR 1,867 million (2006: EUR 449 million) to other segments, which have been eliminated in the above presentation.

(1)     Not meaningful

Segments

	Inventories	Long-lived (*) assets	Total liabilities excl. debt	Gross capital expenditures	Amortization and depreciation of long-lived assets *)

2007
Mobile & Personal	187	495	210	46	106
Home	57	157	162	3	10
Automotive & Identification	80	187	54	5	13
MultiMarket Semiconductors	151	306	140	62	76
IC Manufacturing Operations	190	958	760	237	313
Corporate and Other	(15)	235	385	46	142
	650	2,338	1,711	399	660

2006
Mobile & Personal	156	112	165	4	5
Home	84	56	86	2	2
Automotive & Identification	73	39	35	1	1
MultiMarket Semiconductors	166	262	115	14	23
IC Manufacturing Operations	167	1,137	515	65	88
Corporate and Other	—	505	381	25	33
	646	2,111	1,297	111	152

(*)    Long-lived assets include property, plant and equipment and intangible fixed assets.

Goodwill assigned to segments

	Carrying value at January 1	Acquisitions	Divestments	Impairment	Translation differences and other changes	Carrying value at December 31

2007

Mobile & Personal	—	133	—	—	(10)	123
Home	—	15	—	—	—	15
Automotive & Identification	—	41	—	—	—	41
MultiMarket Semiconductors	—	21	—	—	—	21
IC Manufacturing Operations	27	5	—	—	—	32
Corporate and Other	—	2	—	—	—	2
	27	217	—	—	(10)	234

Main countries

	Total sales	Total assets	Gross capital expenditures

2007
China	923	274	34
Netherlands	749	1,944	56
Taiwan	385	536	27
United States	384	127	10
Singapore	399	504	72
Germany	283	374	41
South Korea	517	51	—
Other countries	989	1,119	159
	4,629	4,929	399

2006
China	254	306	6
Netherlands	181	1,473	16
Taiwan	100	439	2
United States	102	150	6
Singapore	150	519	20
Germany	70	365	13
South Korea	11	13	—
Other countries	322	1,316	48
	1,190	4,581	111

40    Related-party transactions

The Company entered into related-party transactions with the following company:

Advanced Semiconductor Manufacturing Corporation (ASMC) is an affiliate of the Company (refer to note 44).

Purchase of goods and services from ASMC for 2007 amounted to EUR 9 million (September 29, 2006 through December 31, 2006: EUR 5 million). The amount related to accounts payable to ASMC for 2007 amounted to EUR 1 million (September 29, 2006 through December 31, 2006: EUR 3 million).

In December 2006, selected members of our management purchased approximately 10.6 million depository receipts issued by the Stichting Management Co-Investment NXP, each of these receipts representing an economic interest in a common share of KASLION. These depository receipts have been purchased at a price estimated to be fair market value and in the aggregate represent a beneficial interest in KASLION of 0.25%. The Company’s parents are Philips, owning approximately 19.9%, and KASLION Holding B.V., owning approximately 80.1%. KASLION Holding B.V.’s ultimate parents are private equity investors.

The Company has a non-current receivable of EUR 104 million on its parent company KASLION with respect to recognized pension liabilities.

41    Acquisitions and divestments

2007

During 2007, the Company entered into a number of acquisitions. All business combinations have been accounted for using the purchase method of accounting. The most important business combination in 2007 was the acquisition of the Cellular Communications business of Silicon Laboratories Inc.

On March 23, 2007, NXP completed its acquisition of the Cellular Communication business of Silicon Laboratories Inc., a leader in Radio Frequency (RF) technology for mobile phones. NXP acquired the Cellular Communication business for USD 288 million (EUR 217 million) in cash, and has been consolidated within the segment Mobile & Personal as from the acquisition date. Contingent upon the achievement of certain milestones in the next three years, an additional USD 65 million may be paid up for the acquisition. Related to this earn-out, an amount of USD 4 million has been included in the purchase price accounting. The purchase price for the acquisition was allocated to Property, plant and equipment (USD 9 million), Other intangible assets (USD 104 million), Assets and liabilities (USD 22 million) and Goodwill (USD 153 million).

In September 2007, NXP entered into a joint venture with Sony, called Moversa, and contributed EUR 6 million in cash.

On September 5, 2007, NXP completed the divestment of its Cordless and VoIP Terminal operations to DSP Group for an initial payment of USD 200 million (EUR 146 million) in cash and 4,186,603 newly issued shares of DSP Group’s common stock. As a result of the transaction, NXP now owns approximately 13% of DSP Group’s outstanding common stock. The net assets divested amounted to EUR 2 million. The gain on this transaction of EUR 151 million has been reported under Other business income. The Company has concluded an earn-out arrangement to a maximum of USD 75 million based on realized revenues by the divested product line in DSP Group in the period October 2007 up to October 2008. In 2007 no income has been recognized for this earn-out arrangement.

2006

In November 2006, the Company’s option to purchase additional outstanding stock of the Singapore-based wafer fabrication firm Systems on Silicon Manufacturing Company (SSMC) was fully exercised. An incremental 10.7% SSMC shares were acquired from the Economic Development Board (EDB), increasing the Company’s equity interest to 61.2%, at cost of EUR 90 million paid in cash. The total purchase price was allocated to property, plant and equipment (EUR 7 million), goodwill (EUR 27 million), other intangibles (EUR 11 million) and, as a consequence, a reduction in minority interests (EUR 45 million). Other intangibles fully consist of core technology.

In 2006, there were no divestments.

42    Income from operations

For information related to sales and income from operations on a geographical and segment basis, see note 39.

Sales composition

	2006	2007

Goods	1,184	4,607
Licenses	6	22
	1,190	4,629

Salaries and wages

	2006	2007

Salaries and wages	337	1,442
Pension and other postemployment costs	26	34
Other social security and similar charges:
- Required by law	45	187
- Voluntary	1	11
	409	1,674

Salaries and wages in 2007 include EUR 129 million (2006: nil) relating to restructuring charges. Pension and postemployment costs include the costs of pension benefits, other postretirement benefits, and postemployment benefits, including obligatory severance.

IFRS information

In 2007, remuneration (consisting of base salary and cash bonus over 2006 paid in 2007) and pension charges relating to the members of the board of management amounted to EUR 3,310,000 (2006: EUR 700,000). During this period, no additional cash amount was awarded in the form of other compensation. When pension rights are granted to members of the board of management, necessary payments (if insured) and all necessary provisions are made in accordance with the applicable accounting principles.

The members of our Supervisory Board, other than Sir Peter Bonfield, do not receive any cash compensation for their service on our Supervisory Board. Pursuant to Article 2:383 of Book 2 of the Netherlands Civil Code, Sir Bonfield’s compensation is not disclosed.

Refer to note 24, 51 and 52 to the financial statements for further information regarding these benefits.

Refer to note 32 for further information about share-based payments to executives and non-executives.

Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangibles are as follows:

	2006	2007

Depreciation of property, plant and equipment	146	537
Amortization of internal use software	6	22
Amortization of other intangible assets	—	101
	152	660

Depreciation of property, plant and equipment includes an additional write-off in connection with the retirement of property, plant and equipment amounting to EUR 2 million (2006: EUR 3 million).

Depreciation of property, plant and equipment include EUR 15 million relating to impairment charges (2006: nil).

Depreciation of property, plant and equipment and amortization of software are primarily included in cost of sales.

Foreign exchange differences

In 2007, cost of sales include foreign exchange differences amounting to a profit of EUR 16 million (2006: a loss of EUR 7 million).

Rent

Rent expenses amounted to EUR 69 million (2006: EUR 20 million).

Selling expenses

Selling expenses incurred totaled EUR 312 million (2006: EUR 88 million).

The selling expenses mainly relate to the cost of the sales and marketing organization. This mainly consists of account management, marketing, first and second line support, and order desk.

General and administrative expenses

General and administrative expenses include the costs related to management and staff departments in the corporate center, business units and business lines, amounting to EUR 417 million (2006: EUR 75 million). The amortization expense of other intangible assets acquired in business combinations is included in this line item, except for amortization of in-process R&D and internal use software.

Research and development expenses

Expenditures for research and development activities amounted to EUR 551 million (2006: EUR 133 million).

For information related to research and development expenses on a segment basis, refer to note 39.

Other income

Other income consists of the following:

	2006	2007

Results on disposal of properties	13	(11)
Results on disposal of businesses	—	150
Remaining income	(2)	14
	11	153

The net loss on disposal of properties in 2007 is mainly related to the sale of Crolles2 assets (EUR 16 million) and gains on various other smaller transactions. In 2006, it represents the gain on the sale of various properties.

The result on disposal of businesses in 2007 includes EUR 151 million related to the divestment of the Cordless & VoIP Terminal operations.

In 2007 and 2006, remaining income consists of various smaller items.

43    Income taxes

The tax expense on the income before income tax amounted to EUR 13 million (2006: EUR 17 million).

There were no non-reclaimable withholding taxes.

	2006	2007

The components of income tax benefit (expense) are as follows:
Netherlands:
Current taxes	—	—
Deferred taxes	(5)	(45)
	(5)	(45)
Foreign:
Current taxes	(19)	(17)
Deferred taxes	7	49
	(12)	32
Income tax (expense) benefit	(17)	(13)

The Company’s operations are subject to income taxes in various jurisdictions. Excluding certain tax incentives, the statutory income tax rates vary from 16% to 42%.

A reconciliation of the statutory income tax rate in the Netherlands as a percentage of income before taxes and the effective income tax rate is as follows:

		2006	2007

Statutory income tax in the Netherlands		29.6	25.5
Rate differential local statutory rates versus statutory rates of the Netherlands		(3.0)	(5.2)
Changes in the valuation allowance:
-	loss carryforwards not expected to be realized	8.4	(1.0)
-	release and other changes	2.3	1.9
Non-taxable income		(9.6)	(20.1)
Non-tax-deductible expenses		1.6	9.5
Withholding and other taxes		0.8	(3.2)
Tax incentives and other		(5.5)	(3.5)
Effective tax rate		24.6%	3.9%

Deferred tax assets and liabilities

Deferred tax assets and liabilities relate to the following balance sheet captions:

		Balance January 1, 2007	Recognized in income	Recognized in equity	Other	Balance December 31, 2007

Intangible assets		(31)	(109)	—	(1)	(141)
Property, plant and equipment		(2)	(4)	—	2	(4)
Inventories		7	(1)	—	4	10
Provisions:
-	Pensions	14	(16)	—	(2)	(4)
-	Guarantees	1	—	—	—	1
-	Termination benefits/ other postretirement benefits	7	(7)	—	—	—
-	Other	9	(12)	—	—	(3)
Long-term debt		—	(119)	—	—	(119)
Other liabilities		(8)	19	—	—	11
Tax loss carryforward (including tax credit carryforwards)		76	253	—	(2)	327
Net deferred tax assets (liabilities)		73	4	—	1	78

In assessing the Company’s ability to realize deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realized.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax strategies in making this assessment.

In order to fully realize the deferred tax asset, the Company will need to generate future taxable income in the countries where the net operating losses were incurred (mainly the Netherlands, Germany and France). Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is probable that the Company will realize aforementioned benefits.

At December 31, 2007, operating loss carryforwards expire as follows:

Total	2008	2009	2010	2011	2012	2013-2017	later	unlimited
1,214	—	—	—	—	—	846	—	368

The Company also has tax credit carryforwards of EUR 19 million, which are available to offset future tax, if any, and which expire as follows:

Total	2008	2009	2010	2011	2012	2013-2017	later	unlimited
19	9	4	3	3	—	—	—	—

Income tax payable, amounting to EUR 30 million as of December 31, 2007 (December 31, 2006: EUR 25 million) includes amounts directly payable to tax authorities.

In addition to the recognized deferred income taxes, an unrecognized deferred income tax liability for temporary differences as of December 31, 2007, of EUR 26 million relates to unremitted earnings in foreign Group companies, which are considered to be permanently re-invested. Under current Dutch tax law, no additional taxes are payable. However, in certain jurisdictions, withholding taxes would be payable.

44            Investments in equity-accounted investees

Results relating to equity-accounted investees

	2006	2007

Company’s participation in income (loss)	(2)	(8)
Investment impairment charges	—	(29)
	(2)	(37)

Company’s participation in income (loss)

	2006	2007

ASMC	—	(2)
Moversa	—	(3)
Others	(2)	(3)
	(2)	(8)

Given the insignificance of these equity-accounted investees, summarized financial information is not included.

Investment impairment charges

Due to an other-than-temporary decline of the shareholding in ASMC, the Company recorded an impairment loss of EUR 29 million in 2007.

The changes in investments in equity-accounted investees are as follows:

Balance as of January 1, 2007	54
Changes:
Acquisitions/additions	28
Transfer from consolidated companies	11
Sales/repayments	—
Share in income (loss)	(8)
Impairment charges	(29)
Translation and exchange rate differences	(5)
Balance as of December 31, 2007	51

Acquisitions relate to the investment in Moversa (EUR 6 million) and loans to T3G (EUR 6 million). Furthermore, non-cash additions due to contractual obligations for a capital contribution to the new ASEN venture (EUR 12 million) and to Moversa (EUR 4 million) are included. Refer to note 50 and 54.

Transfer from consolidated companies relates to Suzhou, which was transferred to the new ASEN venture.

The total carrying value of investments in equity-accounted investees as of December 31, is summarized as follows:

	2006		2007
	Shareholding%	Amount	Shareholding %	Amount

ASMC	27	47	27	14
Moversa		—	50	6
ASEN		—	40	22
Others		7		9
		54		51

45            Receivables

Accounts receivable are summarized as follows:

	2006	2007

Accounts receivable from third parties	557	540
Accounts receivable from equity-accounted investees	3	4
Less: allowance for doubtful accounts	(3)	(2)
	557	542

46            Other current assets

Other current assets as of December 31, 2007, consist of derivative instrument assets of EUR 36 million (2006: EUR 8 million), current income tax receivable of EUR 11 million (2006: nil) and prepaid expenses of EUR 74 million (2006: EUR 83 million).

47            Property, plant and equipment

Property, plant and equipment consisted of:

	Total	Land and buildings	Machinery and installations	Other equipment	Prepayments and construction in progress	Assets held for sale or disposal

Balance as of January 1, 2007:
Cost	2,042	478	1,326	126	112	—
Accumulated depreciation	(146)	(11)	(126)	(9)	—	—
Book value	1,896	467	1,200	117	112	—

Changes in book value:
Capital expenditures	399	—	—	—	399	—
Transfer assets put into use	—	17	226	47	(378)	88
Retirements and sales	(137)	—	(136)	(1)	—	—
Depreciation	(520)	(44)	(437)	(39)	—	—
Write-downs and impairments	(15)	—	(15)	—	—	—
Consolidation changes	(5)	3	(8)	—	—	—
Translation differences	(104)	(30)	(66)	(2)	(6)	—
Total changes	(382)	(54)	(436)	5	15	88

Balance as of December 31, 2007:
Cost	1,781	419	978	169	127	88
Accumulated depreciation and impairments	(267)	(6)	(214)	(47)	—	—
	1,514	413	764	122	127	88
Less: Assets held for sale (cost)	(88)	—	—	—	—	(88)
Book value	1,426	413	764	122	127	—

Land with a book value of EUR 35 million is not depreciated.

The expected service lives as of December 31, 2007 are as follows:

Buildings	from 12 to 50 years
Machinery and installations	from 2 to 7 years
Lease assets	from 3 to 10 years
Other equipment	from 3 to 10 years

In 2007 and 2006, there was no significant capitalized interest related to the construction in progress.

48    Intangible assets excluding goodwill

The changes in the period January 1, 2007 through December 31, 2007 were as follows:

	Total	Other intangible assets	Product development	Software

Balance as of January 1, 2007:
Cost	194	10	125	59
Accumulated amortization	(6)	—	—	(6)
Book value	188	10	125	53

Changes in book value:
Acquisitions/additions	620	100	507	13
Amortization	(123)	(12)	(89)	(22)
Translation differences	(7)	(6)	—	(1)
Total changes	490	82	418	(10)

Balance as of December 31, 2007:
Cost	804	104	632	68
Accumulated amortization	(126)	(12)	(89)	(25)
Book value	678	92	543	43

Other intangible assets including product development as of December 31 consist of:

	2006		2007
	Gross	Accumulated amortization	Gross	Accumulated amortization

Marketing-related	—	—	15	(2)
Customer-related	—	—	21	(2)
Technology-based	135	—	700	(97)
	135	—	736	(101)

The estimated amortization expense for these other intangible assets including product development as of December 31, 2007 for each of the five succeeding years are:

2008	182
2009	182
2010	140
2011	95
2012	9

All intangible assets, excluding goodwill, are subject to amortization and have no assumed residual value.

The estimated amortization expense for software as of December 31, 2007 for each of the five succeeding years are:

2008	16
2009	16
2010	11
2011	—
2012	—

The expected weighted average remaining life of other intangibles including product development is 2 years as of December 31, 2007. The expected weighted average remaining lifetime of software is 2 years as of December 31, 2007.

49            Goodwill

The changes in goodwill were as follows:

	2006	2007

Book value at begin of period	—	27

Changes in book value:
Acquisitions	27	217
Translation differences	—	(10)
Book value at end of period	27	234

Acquisitions in 2007 include EUR 101 million related to the final settlement with Philips. Furthermore, EUR 116 million related to the acquisition of the Cellular Communications business of Silicon Laboratories Inc. In 2006 this included goodwill related to the incremental 10.7% purchase of additional shares in SSMC. Refer to note 41. Please refer to note 39 for a specification of goodwill by segment.

50            Accrued Liabilities

Accrued liabilities are summarized as follows:

	2006	2007

Personnel-related costs:
Salaries and wages	114	109
Accrued vacation entitlements	56	64
Other personnel-related costs	53	37
Utilities, rent and other	30	22
Income tax payable	25	30
Communication & IT costs	20	28
Distribution costs	10	6
Sales-related costs	7	38
Purchase-related costs	21	47
Interest accruals	81	72
Derivative instruments - liabilities	1	32
Liabilities for restructuring costs (refer to note 8)	8	76
Liabilities from contractual obligations	—	14
Other accrued liabilities	—	15
	426	590

51    Provisions

Provisions are summarized as follows:

	2006		2007
	Long-term	Short-term	Long-term	Short-term

Postemployment benefit provisions (refer to note 52)	97	15	104	5
Postretirement benefits other than pensions (refer to note 52)	—	1	1	1
Postemployment benefits and severance payments	1	1	6	4
Product warranty	—	6	3	1
Loss contingencies	1	2	1	—
Other provisions	18	29	30	9
Total	117	54	145	20

The changes in total provisions are as follows:

	2006	2007

Beginning balance	—	171
Changes:
Consolidation changes	162	—
Additions	15	43
Utilizations	(5)	(38)
Releases	—	—
Translation differences	(1)	(11)
Ending balance	171	165

Postemployment benefits and obligatory severance payments

The provision for postemployment benefits covers benefits provided to former or inactive employees after employment but before retirement, including salary continuation, supplemental unemployment benefits and disability-related benefits.

The provision for severance payments covers the Company’s commitment to pay employees a lump sum upon the employee’s dismissal or resignation. In the event that a former employee has passed away, in certain circumstances the Company pays a lump sum to the deceased employee’s relatives.

Product warranty

The provision for product warranty reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to products sold. The changes in the provision for product warranty are as follows:

	2006	2007

Beginning balance	—	6
Changes:
Consolidation changes	7	—
Additions	—	—
Utilizations	(1)	(2)
Releases	—	—
Ending balance	6	4

Loss contingencies (environmental remediation and product liability)

This provision includes expected losses recorded with respect to environmental remediation and product liability obligations which are deemed probable and reasonably estimatable. The changes in this provision are as follows:

	2006	2007

Beginning balance	—	3
Changes:
Consolidation changes	2	—
Additions	1	—
Utilizations	—	—
Releases	—	(2)
Translation differences	—	—
Ending balance	3	1

Philips has assumed obligations related to the environmental remediation that existed at the date of the Acquisition, primarily at certain closed sites in the United States. The Company has not incurred material environmental remediation obligations since the Acquisition. The remaining balance as of December 31, 2007 and 2006 relates to to minor product liability contingencies.

Other provisions

Other provisions include provisions for employee jubilee funds totaling EUR 25 million as of December 31, 2007 (2006: EUR 28 million).

52    Postemployment benefits

Our employees participate in employee pension plans in accordance with the legal requirements, customs and the local situation in the respective countries. These are defined-benefit pension plans, defined-contribution plans and multi-employer plans.

The benefits provided by defined-benefit plans are based on employees’ years of service and compensation levels. Contributions are made by the Company, as necessary, to provide assets sufficient to meet the benefits payable to defined-benefit pension plan participants.

These contributions are determined based upon various factors, including funded status, legal and tax considerations as well as local customs. NXP funds certain defined-benefit pension plans as claims are incurred.

The pension plans have been established either by Philips or changed by NXP after disentanglement from Philips. At the Separation, NXP disentangled the majority of its pension plans and the remainder of the pension plans have been disentangled during the year 2007.

For the Netherlands a move to an industry-wide pension fund for the metallurgic industry has taken place as at October 1, 2007. Because the industry-wide pension fund cannot separate the assets and liabilities related to NXP employees, this plan is accounted for as a defined-contribution plan where expense equals the anticipated contributions. Consequently, a release of the pension liability has taken place, amounting to EUR 36 million.

Because of curtailments and divestitures in Germany, Switzerland, France and the Philippines a positive result of EUR 29 million has occurred.

For pension plans in which only the Company’s employees participate (the Company’s dedicated plans), the related costs, assets and liabilities have been included in the consolidated balance sheets.

The majority of defined-benefit pension plans can be typed as average wage and final wage plans. NXP has adopted the corridor method where the excess of cumulative unrecognized actuarial gains and losses and corridor (10% of greater of pension assets and pension liabilities) will be recognized over average expected future service years.

Postretirement benefits other than pensions

Prior to the Separation, the Company’s employees in certain countries participated in Philips sponsored plans that provide other postretirement benefits, primarily retiree healthcare benefits. The costs of other postretirement benefits, with respect to the Company’s employees, have been allocated to the Company based upon headcount and actuarial calculations. After the Separation, these plans have been closed with the exception of a small group of employees in the United Kingdom and a larger group in the USA. In 2007 NXP introduced a new postretirement medical plan for the aforementioned group of USA employees.

The amounts included in the consolidated statements of operations for 2006 and 2007 for all postemployment benefits are an expense of EUR 26 million and EUR 31 million respectively.

The table below provides a summary of the changes in the pension benefit obligations and defined-benefit pensions plan assets for 2007, with respect to the Company’s dedicated plans, and a reconciliation of the funded status of these plans to the amounts recognized in the consolidated balance sheet.

	2006	2007

Projected benefit obligation
Projected benefit obligation at the beginning of year	—	956
Additions	934	23
Service cost	16	53
Interest cost	10	36
Actuarial (gains) and losses	—	(78)
Curtailments & settlements	—	(697)
Plan amendments	—	12
Employee contribution	—	1
Benefits paid	(3)	(12)
Exchange rate differences	(1)	(8)

Projected benefit obligation at end of year	956	286
Present value of funded obligations at end of year	844	182
Present value of unfunded obligations at end of year	112	104

Plan assets
Fair value of plan assets at beginning of year	—	722
Additions	701	25
Actual return on plan assets	9	9
Contributions	16	54
Curtailments & settlements	—	(644)
Benefits paid	(3)	(12)
Exchange rate differences	(1)	(1)

Fair value of plan assets at end of year	722	153

Funded status	(234)	(133)
Unrecognized net transition obligation	—	—
Unrecognized prior service cost	—	10
Unrecognized net loss	—	(46)

Net balance	(234)	(169)

Classification of the net balances is as follows:
- Prepaid pension costs under other non-current assets	—	9
- Accrued pension costs under other non-current liabilities	(122)	(69)
- Provisions for pensions under provisions	(112)	(109)
Total	(234)	(169)

The weighted average assumptions used to calculate the projected benefit obligations as of December 31 were as follows:

	2006	2007

Discount rate	4.4%	4.9%
Expected rate of compensation increase	3.1%	0.3%

Assumed healthcare cost trend rates were as follows:

As of December 31, 2007

Healthcare cost trend rate assumed for next year	10%
Rate that the cost trend rate will gradually reach	5.0%
Year of reaching the rate at which it is assumed to remain	2012

Assumed health cost trend rates can have an effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have practically no effect on this year’s cost, see the following table:

	PREDECESSOR		SUCCESSOR
	For the year ended December 31,	For the period January 1, 2006 - September 28,	For the period September 29 2006 - December 31,	For the year ended December 31,
	2005	2006	2006	2007

Effect on total of service cost and interest cost	—	—	—	—
Effect on postretirement benefit obligation	—	—	—	—
	—	—	—	—

The weighted average assumptions used to calculate the net periodic pension cost for years ended December 31 were as follows:

	2006	2007

Discount rate	4.4%	4.4%
Expected returns on plan assets	5.3%	5.3%
Expected rate of compensation increase	3.1%	3.1%

Expected returns per asset class are based on the assumption that asset valuations tend to return to their respective long-term equilibria. The Expected Return on Assets for any funded plan equals the average of the expected returns per asset class weighted by their portfolio weights in accordance with the fund’s strategic asset allocation.

The components of net periodic pension costs for years ended December 31 were as follows:

	2006	2007

Service cost	16	53
Interest cost on the projected benefit obligation	10	36
Expected return on plan assets	(9)	(31)
Net amortization of unrecognized net assets/liabilities	—	—
Net actuarial gain/loss recognized	—	—
Curtailments & settlements	—	(55)
Other	1	—
Net periodic cost	18	3

The Company also sponsors defined-contribution plans and similar plans. The total cost of these plans amounted to EUR 38 million (2006: EUR 8 million).

The Company expects to make cash contributions other than benefit payments in relation to defined-benefit plans amounting to EUR 9 million in 2008.

Plan assets

The actual and targeted pension plan asset allocation at December 31 is as follows:

	2006	2007

Asset category:
Equity securities	27%	4%
Debt securities	57%	67%
Other	16%	29%
	100%	100%

The investment objectives for the pension plan assets are designed to generate returns that, along with the future contributions, will enable the pension plans to meet their future obligations.

Historical data

The actual and targeted pension plan asset allocation at December 31 is as follows:

	2006	2007

Present value of defined benefit obligations	956	286
Fair value of plan assets	722	153
(Deficit) or surplus	(234)	(133)
Experience adjustments in % on
- defined benefit obligations gain (loss)	—	1%
- fair value of plan assets	—	(5%)

53    Long-term debt

	Range of interest rates	Average rate of interest	Amount outstanding 2007	Due in 2008	Due after 2008	Due after 2012	Average remaining term (in years)

Euro notes	7.5-8.6	7.9	1,499	—	1,499	1,499	6.5
USD notes	7.9-9.5	8.5	2,541	—	2,541	2,541	6.7
Liabilities arising from capital lease transactions	5.9-14.0	6.9	4	—	4	2	4.4
Other long-term debt	1.4-2.6	2.3	5	—	5	2	3.5
		8.2	4,049	—	4,049	4,044	6.6
Corresponding data of previous year		8.0	4,346	2	4,344	4,338	7.7

The following amounts of long-term debt as of December 31, 2007 are due in the next 5 years:

2008	—
2009	1
2010	1
2011	1
2012	2
5

Related to the Acquisition, NXP issued on October 12, 2006 several series of notes with maturities ranging from 7 to 9 years and a mix of floating and fixed rates. Several series are denominated in US dollar and several series are euro denominated. The euro and US dollar notes represent 37% and 63% respectively of the total principal amount of the notes outstanding. The series with tenors of 7 and 8 years are secured as described below; the two series with a tenor of 9 years are unsecured.

Euro notes

The Euro notes consist of the following two series:

•                                          a EUR 1,000 million aggregate principal amount of floating rate senior secured notes due 2013 with an interest rate of three-month EURIBOR plus 2.75%, except that the interest rate for the period beginning on the date these notes were offered, October 12, 2006 through January 14, 2007 the interest rate was 6.214%; and

•                                          a EUR 525 million aggregate principal amount of 8.625% senior notes due 2015.

No redemptions on any of these series have been made; both series are fully outstanding at their original principal euro amount at year-end 2007. The unamortized portion of fees related to the issuance of these notes, amounting to EUR 26 million, has been deducted.

USD notes

The USD notes consist of the following three series:

•                                          a USD 1,535 million aggregate principal amount of floating rate senior secured notes due 2013 with an interest rate of three-month LIBOR plus 2.75%, except that the interest rate for the period beginning on the date these notes were offered, October 12, 2006 through January 14, 2007 the interest rate was 8.118%; and

•                                          a USD 1,026 million aggregate principal amount of 7.875% senior secured notes due 2014; and

•                                          a USD 1,250 million aggregate principal amount of 9.5% senior notes due 2015.

No redemptions on any of these series have been made; all three series are fully outstanding at their original principal US dollar amount at year-end 2007. The unamortized portion of fees related to the issuance of these notes, amounting to EUR 44 million, has been deducted.

Certain terms and Covenants of the Euro and USD notes

NXP is not required to make mandatory redemption payments or sinking fund payments with respect to the notes.

The indentures governing the notes contain covenants that, among other things, limit NXP’s ability and that of restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, redeem capital stock or make certain other restricted payments or investments; enter into agreements that restrict dividends from restricted subsidiaries; sell assets, including capital stock of restricted subsidiaries; engage in transactions with affiliates; and effect a consolidation or merger.

Certain portions of long-term and short-term debt as of December 31, 2006 in the amount of  EUR 2,959 million have been secured by collateral on substantially all of the NXP’s assets and of certain of its subsidiaries.

The notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of the Company’s current and future material wholly-owned subsidiaries (“Guarantors”).

Pursuant to various security documents related to the above mentioned secured notes and the EUR 500 million committed revolving credit facility, NXP and each Guarantor has granted first priority liens and security interests in, amongst others, the following, subject to the grant of further permitted collateral liens:

(a)                                  all present and future shares of capital stock of (or other ownership or profit interests in) each of its present and future direct subsidiaries, other than SMST Unterstützungskasse GmbH, and material joint venture entities;

(b)                                 all present and future intercompany debt of NXP and each Guarantor;

(c)                                  all of the present and future property and assets, real and personal, of NXP, and each Guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, owned real estate, leaseholds, fixtures, general intangibles, license rights, patents, trademarks, trade names, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds, but excluding cash and bank accounts; and

(d)                                 all proceeds and products of the property and assets described above.

Notwithstanding the foregoing, certain assets may not be pledged (or the liens not perfected) in accordance with agreed security principles, including:

•                                          if the cost of providing security is not proportionate to the benefit accruing to the holders;

•                                          if providing such security requires consent of a third party and such consent cannot be obtained after the use of commercially reasonable efforts; and

•                                          if providing such security would be prohibited by applicable law, general statutory limitations, financial assistance, corporate benefit, fraudulent preference, “thin capitalization” rules or similar matters or providing security would be outside the applicable pledgor’s capacity or conflict with fiduciary duties of directors or cause material risk of personal or criminal liability after using commercially reasonable efforts to overcome such obstacles;

•                                          if providing such security would have a material adverse effect (as reasonably determined in good faith by such subsidiary) on the ability of such subsidiary to conduct its operations and business in the ordinary course as otherwise permitted by the indenture; and

•                                          if providing such security or perfecting liens thereon would require giving notice (i) in the case of receivables security, to customers or (ii) in the case of bank accounts, to the banks with whom the accounts are maintained. Such notice will only be provided after the secured notes are accelerated.

Subject to agreed security principles, if material property is acquired by NXP or a Guarantor that is not automatically subject to a perfected security interest under the security documents, then NXP or relevant Guarantor will within 60 days provide security over this property and deliver certain certificates and opinions in respect thereof as specified in the indenture governing the notes.

Credit facilities

At December 31, 2007, the Company had a senior secured revolving credit facility of EUR 500 million (entered into as from September 29, 2006, in order to finance the working capital requirements and general corporate purposes), of which EUR 497 million was unused. This committed revolving credit facility has a tenor of 6 years and expires in 2012.

All of the Guarantors of the secured notes described above are also guarantor of our obligations under this committed revolving credit facility and similar security (on a first priority basis) as granted under the secured notes has been granted for the benefit of the lenders under this facility.

The amounts pledged as security for the notes issued by NXP as of December 31, 2007:

Receivables	384
Inventories	575
Other current assets	67
Equity-accounted investees	45
Other non-current financial assets	42
Other non-current assets	273
Property, plant and equipment	1,005

54           Other non-current liabilities

Other non-current liabilities are summarized as follows:

	2006	2007

Accrued pension costs	122	69
Asset retirement obligations	4	7
Liabilities for restructuring costs	4	—
Liabilities from contractual obligations	—	2
Others	—	3
	130	81

55    Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange or the value that will ultimately be realized by the Company upon maturity or disposal. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

	December 31, 2006		December 31, 2007
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value

Assets:
Cash and cash equivalents	939	939	706	706
Accounts receivable – current	619	619	574	574
Other financial assets	12	12	43	43
Derivative instruments – assets	8	8	36	36
Liabilities:
Accounts payable	(489)	(489)	(679)	(679)
Debt	(4,367)	(4,478)	(4,053)	(3,680)
Derivative instruments – liabilities	(1)	(1)	(32)	(32)

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and cash equivalents, accounts receivable and payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Other financial assets

For other financial assets, fair value is based upon the quoted market prices.

The fair value of the investment in equity-accounted investees has been derived from market quotations for ASMC. Other equity-accounted investees are not publicly quoted. Their fair value is assumed to be equal to their carrying amount.

Debt

The fair value is estimated on the basis of the quoted market prices for certain issues, or on the basis of discounted cash flow analyses based upon the incremental borrowing rates for similar types of borrowing arrangements with comparable terms and maturities. Accrued interest is included under accounts payable and not within the carrying amount or estimated fair value of debt.

56           Other financial instruments, derivatives and currency risk

The Company does not purchase or hold financial derivative instruments for trading purposes. Assets and liabilities related to derivative instruments are disclosed in note 15 and note 21. Currency fluctuations may impact the Company’s financial results. The Company has a structural currency mismatch between costs and revenues, as a proportion of its production, administration and research and development costs is denominated in US dollars or US dollar-related, while a higher proportion of its revenues is denominated in US dollars or US dollar-related.

The Company’s transactions are denominated in a variety of currencies. The Company uses financial instruments to reduce its exposure to the effects of currency fluctuations. The Company generally hedges foreign currency exposures in relation to transaction exposures, such as receivables/payables resulting from such transactions and part of anticipated sales and purchases. The Company generally uses forwards to hedge these exposures.

Changes in the fair value of foreign currency accounts receivable/payable as well as changes in the fair value of the hedges of accounts receivable/payable are reported in the statement of operations under cost of sales. The hedges related to anticipated transactions are recorded as cash flow hedges. The results from such hedges were deferred in equity until 2007. However, from December 2007 going forward, the application of cash flow hedge accounting for foreign currency risks is limited to transactions that represent a substantial currency risk that could materially affect the financial position of the Company. Consequently, the application of cash flow hedge accounting seldom occurs. Changes in the fair value of these forward currency transactions that are not designated to anticipated transactions are immediately reported in the statement of operations under cost of sales.

For the predecessor period, hedges entered into by the Company were generally concluded by Philips.

Derivative instruments relate to

•                  hedged balance sheet items,

•                  hedged anticipated currency exposures with a duration of up to 12 months.

The derivative assets amounted to EUR 8 million and EUR 36 million, whereas derivative liabilities amounted to EUR 1 million and EUR 32 million as of December 31, 2006 and 2007, respectively, and are included in other current assets and accrued liabilities on the combined and consolidated balance sheets, respectively.

Currency risk

A higher proportion of our revenues is in US dollars or US dollar-related, compared to our costs. Accordingly, our results of operations may be affected by changes in foreign currency exchange rates, particularly between the euro and the US dollar. A weakening US dollar against the euro during any reporting period will reduce income from operations of NXP.

It is NXP’s policy that material transaction exposures are hedged. Accordingly, the Company’s organizations identify and measure their exposures from material transactions denominated in other than their own functional currency.

We calculate our net exposure on a cash flow basis considering balance sheet items, actual orders received or made and anticipated revenues and expenses. Committed foreign currency exposures are required to be fully hedged using forward contracts. The net exposures related to anticipated transactions are hedged up to 50% for a maximum tenor of 12 months.

The currency exposures related to foreign currency denominated debt are not hedged.

The table below outlines the foreign currency transactions outstanding per December 31, 2007:

In millions of euro equivalents	Aggregate Contract amount buy/ (sell) (1)	Weighted Average Tenor (in months)
Foreign currency forward contracts(1)
Euro/ US dollar	516	7
US dollar/ Japanese Yen	(3)	4
Great Britain pound/ US dollar	15	2
US dollar/ Swedish kroner	(36)	2
US dollar/ Singapore dollar	(20)	2
US dollar/ Thailand baht	(9)	2
US dollar/ Malaysian Ringgit	(3)	2
Euro/ Great Britain pound	48	2
Euro/ Polish zloty	6	2

(1)  euro equivalent

Changes in the value of foreign currency accounts receivable/payable as well as the changes in fair value of the hedges of accounts receivable/payable are reported in the income statement under cost of sales.

The results of hedges related to anticipated transactions are recorded in the income statement under cost of sales as from December 2007. From this date going forward, the application of cash flow hedge accounting for foreign currency risks is limited to transactions that represent a substantial currency risk that could materially affect the financial position of the Company. Per December 2007, no results are deferred in equity as a result of these hedge transactions.

Interest rate risk

NXP has significant outstanding debt, which creates an inherent interest rate risk. On October 12, 2006, NXP issued several series of notes with maturities ranging from 7 to 9 years and a mix of floating and fixed rates. The euro and US dollar denominated notes represent 37% and 63% respectively of the total notes outstanding.

The following table summarizes the outstanding notes per December 31, 2007:

	Principal amount (*)	Fixed/ floating	Current coupon rate	Maturity date

Senior Secured Notes	EUR 1,000	Floating	7.4820	2013
Senior Secured Notes	USD 1,535	Floating	7.9925	2013
Senior Secured Notes	USD 1,026	Fixed	7.8750	2014
Senior Notes	EUR 525	Fixed	8.6250	2015
Senior Notes	USD 1,250	Fixed	9.5000	2015

(*) amount in millions

A sensitivity analysis shows that if interest rates were to increase/decrease instantaneously by 1% from the level of December 31, 2007 all other variables held constant, the annualized net interest expense would increase/decrease by EUR 14 million. This impact is based on the outstanding net debt position as per December 31, 2007.

Liquidity risk

The rating of the Company’s debt by major rating agencies or banks may improve or deteriorate. As a result, NXP’s borrowing capacity and financing costs may be impacted. NXP has various sources to mitigate such risk including a EUR 500 million secured revolving credit facility (expiring in 2012) and cash on hand.

Commodity price risk

NXP is a purchaser of certain base metals, precious metals and energy used in the manufacturing process of our products. Currently NXP does not use financial derivative instruments to manage such exposure to fluctuations in commodity prices.

Credit risk

Credit risk represents the loss that would be recognized at the reporting date if counterparties failed to perform upon their agreed payment obligations. Credit risk is present within the trade receivables of NXP. Such exposure is reduced through ongoing credit evaluations of the financial conditions of our customers and by adjusting payment terms and credit limits when appropriate.

NXP invests available cash and cash equivalents with various financial institutions and is in that respect exposed to credit risk with these counterparties. NXP actively manages concentration risk on a daily basis adhering to a treasury management policy. Cash is invested and financial transactions are concluded where possible with financial institutions with a strong credit rating. As of December 31, 2007 most of the Company’s cash was placed in short-term deposits, with financial institutions with a rating of at least AA-.

Insurable risk

Global insurance policies are in place to cover NXP for possible losses resulting from various types of risks in the areas of property damage, business interruption, general and product liability, transport, directors and officers liability, employment practice liability, and criminal liability. To lower exposures and to avoid potential losses, NXP has a worldwide risk engineering program in place. The main focus in this program is on property damage and business interruption risks.

57           Subsequent events

The General Meeting of Shareholders has resolved that, as of January 1, 2008, NXP will change over from euro to US dollar as its reporting currency in order to be more aligned with the Semiconductor market.

In January 2008, we completed the acquisition of GloNav Inc., a US-based fabless semiconductor company developing single-chip solutions for global positioning systems (GPS) and other satellite navigation systems. This transaction was announced on December 21, 2007.

On February 14, 2008, NXP and Thomson announced the signing of a Memorandum of Understanding to combine their can tuner modules operations in a joint venture. NXP and Thomson expect that the definitive joint venture agreements will be finalized and the transaction will close in the second quarter of 2008, subject to closing conditions, including social and regulatory approvals.

Auditor’s Report

To the Board of Management and Shareholders of NXP B.V.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements for the year ended December 31, 2007 as set out on page 176 until page 224 which are part of the financial statements of NXP B.V., Eindhoven, which comprise the consolidated balance sheet as at December 31, 2007, the consolidated statement of operations, the consolidated statement of changes in equity and the consolidated statement of cash flow for the year then ended and a summary of significant accounting policies and other explanatory notes.

Management’s responsibility

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the management commentary in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of NXP B.V. as at December 31, 2007, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the management commentary is consistent with the consolidated financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Deloitte Accountants B.V.

M.J. van der Vegte RA

Amsterdam, The Netherlands,
March 3, 2008

Company financial statements

Balance sheets of NXP B.V. (after appropriation of income for the year)

in millions of euros unless otherwise stated

		December 31,		December 31,
		2006		2007
	Assets

	Current assets:
	Cash and cash equivalents	613		230
A	Other current assets	48		86
			661		316
	Non-current assets:
B	Other non current assets		104		139
C	Investments in affiliated companies		2,793		2,642
D	Goodwill		27		234
	Total		3,585		3,331

	Liabilities and shareholder’s equity

	Current liabilities:
E	Other current liabilities		289		194

	Non-current liabilities:
	Pension provision		19		19
	Accrual for pensions		85		85
	Other non-current liabilities				2
F	Long-term debt		4,333		4,040

G	Shareholder’s equity:
	Common shares, par value EUR 455 per share:
	- Authorized: 200 shares
	- Issued: 40 shares	0 (*)		0 (*)
	Capital in excess of par value	(1,184)		(1,165)
	Revaluation reserves	(4)		(139)
	Other legal reserves	47			295
	Retained earnings

			(1,141)		(1,009)
	Total		3,585		3,331

(*) The figure of the share capital of EUR 18,200 is in the balance sheet rounded to zero.

Statements of operations of NXP B.V.

in millions of euros unless otherwise stated

	For the period September 29, 2006 – December 31, 2006	For the period January 1, 2007 - December 31, 2007

Cost of sales	(1)	(5)
General and administrative expenses	(21)	(6)

Income (loss) from operations	(22)	(11)

Results from affiliated companies	96	254
Financial income (expenses)	(25)	42

Income before taxes	49	285

Income tax (expense) benefit	—	—

Income after taxes	49	285

Results related to equity-accounted investees	(2)	(37)

Net income attributable to shareholder	47	248

Statement of changes in equity of NXP B.V.

in millions of euros unless otherwise stated

			Legal reserves
	Common stock	Capital in excess of par value	Revaluation reserves	Other legal reserves	Retained earnings	Total Shareholder’s equity

Balance as of January 1, 2007	—	(1,184)	(4)	47	—	(1,141)

Net income					248	248
Allocation to legal reserve				248	(248)	—
Current period change			(125)			(125)
Reclassifications into income			(14)			(14)
Income tax on current period changes			4			4
Share based compensation plans		19				19

Balance as of December 31, 2007	—	(1,165)	(139)	295	—	(1,009)

Revaluation reserves

in millions of euros unless otherwise stated

	Currency(*) translation reserve	Changes in fair value of cash flow hedges	Total revaluation reserves

Balance as of January 1, 2007	(10)	6	(4)

Current period change	(130)	5	(125)
Reclassification into income	1	(15)	(14)
Income tax on current period changes		4	4

Balance as of December 31, 2007	(139)	—	(139)

(*)     Currency translation reserves arise at the moment investments in affiliated companies change in value due to the changes in the underlying currencies.

Accounting policies applied for Dutch law purposes

The Company financial statements of NXP have been prepared in accordance with Part 9, Book 2 of the Netherlands Civil Code. In accordance with subsection 8 of section 362, Book 2 of the Netherlands Civil Code, the measurement principles applied in these Company financial statements are the same as those applied in the consolidated financial statements (refer tp note 38 to the consolidated financial statements). Dutch law therefore allows companies that apply IFRS as endorsed by the European Union in their consolidated financial statements to use the same accounting principles in the parent company financial statements. Company financial statements that are based on this provision qualify as financial statements under Dutch law.

The financial statements of NXP B.V. (the ‘Company’ or ‘NXP’) included in this section are prepared in accordance with IFRS accounting principles as used in the consolidated financial statements, in order to maintain the consistency between the figures in the consolidated financial statements and the financial statements of the Company. The same basis as applied for the Company has also been applied for the affiliated companies.

The accounting principles are explained in the section IFRS accounting policies of the chapter IFRS information of this Annual Report.

Investments in subsidiaries, joint ventures and associates

Investments in subsidiaries, joint ventures and associates are accounted for using the net equity value. The Company calculates the net equity value using the accounting policies as described in note 38 to the consolidated financial statements. The net equity value of subsidiaries comprises the cost, excluding goodwill, of NXP’s share in the net assets of the subsidiary, plus NXP’s share in income or losses since acquisition, less dividends received.

Presentation of Company financial statements

The balance sheet presentation deviates from Dutch regulations and is more in line with common practice in the US in order to achieve optimal transparency for Dutch and US stakeholders.

Under this format, the order of presentation of assets and liabilities is based on the decreasing degree of liquidity, which is common practice in the US.

Notes to the company financial statements

in millions of euros unless otherwise stated

A Other current assets

	2006	2007

Interest receivable from affiliated companies	39	8
Deferred tax assets		8
Prepayment/accrued income	1	24
Derivative instruments - assets	8	36
Other receivables		10
Total	48	86

B Other non-current assets

	2006	2007

Other non-current financial assets		35
Receivable KASLION	104	104
	104	139

C Investments in affiliated companies

The investments in affiliated companies are included in the balance sheet based on either their net asset value in accordance with the aforementioned accounting principles of the consolidated financial statements or at amortized cost.

	Equity investments	Loans	Total

Balance as of January 1, 2007	(505)	3,298	2,793
Changes:
Acquisitions/additions	371	17	388
Sales/redemptions	(72)	(415)	(487)
Amortizations	(9)		(9)
After-tax income from affiliated companies	216		216
Current account with affiliated companies		29	29
Translation differences/other changes	(208)	(80)	(288)
Balance as of December 31, 2007	(207)	2,849	2,642

A list of subsidiaries and affiliated companies, prepared in accordance with the relevant legal requirements (Netherlands Civil Code, Book 2, Sections 379 and 414), is deposited at the office of the Commercial Register in Eindhoven, Netherlands.

D Goodwill

The changes in goodwill were as follows:

	For the period September 29,- December 31, 2006	For the year ended December 31, 2007

Book value at begin of period		27

Changes in book value:
Reclassifications	—
Acquisitions	27	217
Translation differences	—	(10)
Book value at end of period	27	234

Acquisitions in 2007 include EUR 101 million related to the final settlement with Philips. Furthermore, EUR 116 million was recorded with respect to the acquisition of the Cellular Communications business of Silicon Laboratories Inc.

In 2006 it included goodwill related to the incremental 10.7% purchase of additional shares in SSMC. Please refer to note 6 for acquisitions and divestments.

E Other current liabilities

	2006	2007

Intercompany liabilities	201	—
Interest accruals	78	72
Derivative instruments - liabilities	7	50
Other accruals	3	72
Total	289	194

F Long-term debt

	Range of interest rates	Average rate of interest	Amount outstanding 2007	Due in 2008	Due after 2008	Due after 2012	Average remaining term (in years)	Amount outstanding December 31, 2006

Euro notes	7.5-8.6	7.9	1,499	—	1,499	1,499	6.5	1,496
USD notes	7.9-9.5	8.5	2,541	—	2,541	2,541	6.7	2,837
		8.2	4,040	—	4,040	4,040	6.6	4,333
Corresponding data previous year		8.0	4,333	—	4,333	4,333	7.7

G Shareholder’s equity

NXP B.V. has issued and paid up 40 ordinary shares of EUR 455 each or a nominal share capital of EUR 18,200. The shares are 100% owned by KASLION Acquisition B.V.

Legal reserves

The revaluation reserves and the other legal reserves amount to EUR 139 million (negative) and EUR 295 million, respectively. Not yet included in the legal reserves is an amount of EUR 543 million related to the capitalized development cost as capitalized in the affiliated companies.

H Net income

Net income in 2007 amounted to a profit of EUR 248 million (2006: a profit of EUR 47 million). General and administrative expenses refer to the net expenses of the management and concern staff of NXP B.V.

The financial income and expenses are related to interest cost of bonds, interest income on loans to affiliated companies, interest income on surplus cash and exchange rate differences. For the remuneration of both the Board of Management and the Supervisory Board, please refer to note 42 of the IFRS consolidated financial statements.

I Employees

The number of persons employed by the Company at year-end 2007 was 4 (2006: 4) and included the members of the Board of Management. For the remuneration of the Board reference is made to the consolidated IFRS statements under note 42.

J Obligations not appearing in the balance sheet

General guarantees as defined in Book 2, Section 403 of the Netherlands Civil Code has been given by NXP B.V. on behalf of NXP Software B.V. and NXP Netherlands B.V. in the Netherlands. The liabilities of these companies to third parties and equity-accounted investees totaled EUR 308 million as of year-end 2007 (2006: EUR 331 million).

K Subsequent events

The General Meeting of Shareholders has resolved that, as of January 1, 2008, NXP will change over from euro to US dollar as its reporting currency in order to be more aligned with the Semiconductor market.

In January 2008, we completed the acquisition of GloNav Inc., a US-based fabless semiconductor company developing single-chip solutions for global positioning systems (GPS) and other satellite navigation systems. This transaction was announced on December 21, 2007.

On February 14, 2008, NXP and Thomson announced the signing of a Memorandum of Understanding to combine their can tuner modules operations in a joint venture. NXP and Thomson expect that the definitive joint venture agreements will be finalized and the transaction will close in the second quarter of 2008, subject to closing conditions, including social and regulatory approvals.

March 3, 2008

The Supervisory Board

The Board of Management

Other information

Auditor’s Report

To the Board of Management and Shareholders of NXP B.V.

Report on the company financial statements

We have audited the accompanying company financial statements for the year ended December 31, 2007 as set out on page 227 until page 232 which are part of the financial statements of NXP B.V., Eindhoven, which comprise the balance sheet as at December 31, 2007, the statement of operation and the statement of changes in equity for the year then ended and a summary of significant accounting policies and other explanatory notes.

Management’s responsibility

Management is responsible for the preparation and fair presentation of the company financial statements in accordance with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the management commentary in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the company financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express an opinion on the company financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the company financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the company financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the company financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the company financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the company financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the company financial statements give a true and fair view of the financial position of NXP B.V. as at December 31, 2007, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the management commentary is consistent with the company financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Deloitte Accountants B.V.

M.J. van der Vegte RA

Amsterdam, the Netherlands,
March 3, 2008

Statutory rules concerning appropriation of profit

Article 35

35.1   Distribution of profits pursuant to this article shall be made following the adoption of the annual accounts which show that such distribution is allowed.

35.2   The profits shall be at the free disposal of the general meeting. In a tie vote regarding a proposal to distribute or reserve profits, the profits concerned shall be reserved.

35.3   The company may only make distributions to the extent that its equity exceeds the total amount of its issued share capital and the reserves to be maintained pursuant to the law.

35.4   A loss may only be applied against reserves maintained pursuant to the law to the extent permitted by law.

Proposal appropriation of profit for the financial year 2007

The net income for the financial year 2007 has been appropriated to the other legal reserves.

Special statutory voting rights

There are no special statutory voting rights.

Subsequent events

For information on subsequent events, refer to note K.

Investor Information

Corporate seat and head office

We were incorporated in The Netherlands as a Dutch private company with limited liability (besloten vennootschap) on December 21, 1990 as a wholly-owned subsidiary of Koninklijke Philips Electronics N.V.  On September 29, 2006 we changed our name from Philips Semiconductors International B.V. to NXP B.V.  Our corporate seat is in Eindhoven, The Netherlands, and the statutory list of all subsidiaries and affiliated companies, prepared in accordance with the relevant legal requirements (Netherlands Civil Code, Book 2, Sections 379 and 414), forms part of the notes to the consolidated financial statements and is deposited at the office of the Commercial Register in Eindhoven, Netherlands (file no. 17070622).

Our registered office is:

NXP Semiconductors

High Tech Campus 60,

PO Box 80073, 5600 KA  Eindhoven

The Netherlands

Switchboard telephone: +31-40-27 29999

Investor Information

Activities

NXP is in contact with its investors via broker conferences, roadshows, conference calls and meetings. The purpose hereof is to inform the market on the results, strategy and decisions made.

Financial calendar
First quarterly report 2008	May 6, 2008	(*)
Second quarterly report 2008	July 22, 2008	(*)
Third quarterly report 2008	October 21, 2008	(*)
Fourth quarterly report 2008/Annual Report 2008	February 26, 2009	(*)

(*) These dates are subject to final confirmation

Credit ratings (as per December 31, 2007) (*)
Agency	Standard & Poor’s	Moody’s
Corporate rating	B+	B1
Senior Secured notes	BB -	Ba3
Senior unsecured notes	B -	B3
Secured revolving credit facility	BB+

(*) The Standard & Poor’s and Moody’s ratings have a negative outlook.

Website

Detailed information for investors is available on our Investor Relations website http://www.nxp.com/investor/. Next to financial reports and presentations, the site provides a financial calendar, recent company news, a subscription possibility and contact information.

Contacts

Jan Maarten Ingen Housz

SVP & Group Treasurer/Investor Relations

Telephone: +31-40- 27 28685

E-mail: janmaarten.ingen.housz@nxp.com

Mariëlle Oprinsen

Office Manager – Investor Relations

Telephone: +31-40-27 28079

E-mail: marielle.oprinsen@nxp.com

www.nxp.com

©2007 NXP B.W.

All rights reserved, Reproduction in whole or in part is prohibited without the prior written consent of the copyright owner. The information presented in this document does not form part of any quotation or contract, is believed to be accurate and reliable and may be changed without notice. No liability will be accepted by the publisher for any consequence of its use. Publication thereof does not convey that imply any license under patent or other industrial or intellectual property rights.

Date of release December 2007 Printed in the Netherlands

NXP Semiconductors Announces Fourth Quarter and Full Year 2007 Results

NXP delivers year on year Q4 Adjusted EBITDA growth of 13.6%

Q4 Highlights

•                  Fourth quarter sales at EUR 1,162 million vs EUR 1,211 million in the third quarter

•                  Comparable sequential sales growth of 1.9% (nominal growth -4.0%) and comparable year on year increase of 9.3%

•                  Fourth quarter of 2007 Adjusted EBITDA at EUR 243 million, compared to EUR 226 million in the third quarter of 2007 and EUR 214 in the fourth quarter of 2006

•                  Fourth quarter of 2007 Adjusted EBITA at EUR 105 million, compared to EUR 97 million in the third quarter of 2007, and an improvement of EUR 36 million from EUR 69 million in the fourth quarter of 2006

•                  Cash position of EUR 706 million at the end of the fourth quarter, compared to EUR 681 million at the end of the third quarter of 2007 and EUR 939 million at the end of 2006

•                  Book to bill ratio of 0.89 in the fourth quarter of 2007

•                  Factory loading stable at 84% in the fourth quarter of 2007, up from 70% in the fourth quarter of 2006

Full Year highlights

•                  Full year sales at EUR 4,629 million, compared to EUR 4,960 million in 2006

•                  Full year Adjusted EBITDA at EUR 749 million, compared to EUR 921 million in 2006

•                  Full year Adjusted EBITA at EUR 212 million, compared to EUR 324 million in 2006

•                  Cost savings from Business Renewal Program in 2007 exceed EUR 100 million on a run rate basis

Eindhoven, The Netherlands, March 4, 2008 – NXP Semiconductors today announced fourth quarter sales of EUR 1,162 million, a comparable growth of 1.9% over the third quarter of 2007 (nominal -4.0%) and a comparable increase of 9.3% over the fourth quarter of 2006. Adjusted EBITDA in the fourth quarter was EUR 243 million reflecting a 7.5% nominal growth over the third quarter of 2007.

Full year sales amounted to EUR 4,629 million, a comparable increase of 1.4%, reflecting soft market conditions as well as a much stronger exchange rate of the Euro versus the US Dollar in 2007. On a nominal basis, full year sales fell 6.7%. NXP continues to successfully execute its Business Renewal Program.

Frans van Houten, President and CEO of NXP Semiconductors, commented:

“NXP has grown in line with the market this quarter and has delivered on its guidance. We have continued to strengthen the fundamentals of our business, exceeding EUR 100 million of cost savings in 2007 on a run rate basis, and are positioning ourselves well to weather the weak market, and to take advantage of any future upturn.”

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“In 2008, management will continue to improve the underlying fundamentals of our businesses. We expect to see further benefits from the aggressive deployment of our Business Renewal Program and we will focus on exceeding the EUR 250 million of cost savings achieved in the first phase. We will continue to strengthen our product portfolio to enable organic growth. As we have said before, NXP intends to also play an active role in industry consolidation to ensure scale and leadership positions for its businesses. The signing of the Memorandum of Understanding to combine our can tuner modules operations with Thomson in a joint venture in February of 2008 is another example of this approach.”

Outlook: Taking seasonal patterns into account, the company expects a 9% to 13% sequential sales decline in the first quarter of 2008 on a comparable basis. This translates into a year on year low single digit sales increase on a comparable basis.

The full report is available on NXP website (www.nxp.com/investor).

Please note that from 1 January 2008, NXP will switch from Euro to US Dollar reporting in order to increase comparability with its peer group.

About NXP Semiconductors
NXP is a top semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has 37,000 employees working in more than 20 countries and posted sales of USD 6.3 billion in 2007. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in mobile phones, personal media players, TVs, set-top boxes, identification applications, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

For further press information, please contact:

Media:

Lieke de Jong-Tops

Tel. +31 40 27 25202

lieke.de.jong-tops@nxp.com

Investors:

Jan Maarten Ingen Housz

Tel. +31 40 27 28685

janmaarten.ingen.housz@nxp.com

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